

STRENGTH *through* DISCIPLINE

2025 ANNUAL REPORT

A Foundation for Sustainable Growth

Our strength as a commercial wealth bank and national retirement services provider is built on a solid foundation of market and business model diversification, an experienced and dedicated team, and a track record of steady growth. By continuously evolving and holding ourselves to the highest standards, we are well-positioned to deliver sustainable value for our clients and shareholders.

Company Portfolio

$5.2 billion banking assets

$4.9 billion wealth assets under administration/management

$44.9 billion retirement and benefits assets under administration/management

Our Purpose Is To Help Our Clients Achieve Theirs

57,500 personal clients

17,400 commercial and business clients

8,800 employer-sponsored retirement plans

498,000 retirement and benefits plan participants

854 employees

Core Values

Passion for Excellence
Act with accountability and urgency to best serve clients and achieve exceptional results.

Success is Never Final
Embrace opportunities to adapt and grow with our industry and our clients.

Do the Right Thing
Lead with integrity and provide valued advice and guidance.

One Alerus
Work together to grow and provide purpose-driven services for our clients.

Deposit Rankings, by Metropolitan Statistical Area (MSA)

#1   Grand Forks, ND-MN (21.2% market share)

#4   Rochester, MN (6.7% market share)

#7   Fargo, ND-MN (4.2% market share)

#12   Minneapolis-St. Paul-Bloomington, MN-WI (0.8% market share)

#27   Phoenix-Mesa-Chandler, AZ (0.2% market share)

Source: FDIC, 06.30.2025



Katie Lorenson
President and Chief Executive Officer
Alerus Financial Corporation

Dear fellow shareholders,

Alerus has a strong history of strategic evolution to deliver lasting value for its clients and shareholders. Our core values drive us to anticipate change, embrace opportunities and strive for continuous improvement to best serve our stakeholders.

Over the past three years, that mindset has guided a significant transformation to position our commercial wealth bank and national retirement services business for strong, sustainable organic growth and consistent top-tier performance.

That transformation is well underway, and the early results demonstrate strengthened momentum and enhanced performance across our business lines.

Strong Performance, Strategic Progress, Purposeful Risk Reduction

2025 was a pivotal year in terms of financial performance as well as the completion of major initiatives. We delivered an adjusted ROE of 13.36%. Year-over-year net interest income increased by 61.1% to $172.5 million and adjusted pre-provision net revenue (non-GAAP) increased 82% to $91.5 million. Our strategic focus was evident with commercial and industrial (C&I) loans growing by more than 10% and fee-income from our wealth and retirement segments reaching a record revenue of $94.2 million.

During the year, we took deliberate steps to strengthen our balance sheet by encouraging select loan paydowns, exiting marginal credits, and applying greater discipline to renewals. This approach reflects our strategic focus on full banking relationships and ensures balance sheet capacity and capital is reserved for client and community opportunities that meet our highest standards for profitability and credit quality.

In the fourth quarter, our ongoing robust results allowed us to take an additional step to strengthen our balance sheet by selling $360 million of legacy low yielding, longer-duration investment securities and immediately reinvesting the proceeds into significantly higher-yielding, shorter-duration securities. While the sale resulted in a one-time pre-tax loss of $68.4 million, the improvement to earnings, reduction in risk, and greater flexibility for loan deployment creates long-term value for shareholders and clients.

Community Highlights

- Nearly **$1 million** invested in local communities
- Employees volunteered **3,019 hours** at **151 organizations**
- More than $15,000 donated through **employee matching gift program**
- Named **exclusive banking partner** for world's largest amateur sports facility — National Sports Center in Blaine, MN
- Awarded $30,000 in partnership with FHLB — Des Moines through its Member Impact Fund for **economic development** and **homeownership programs**





Banking Leadership Update

Tommy Olson has joined the company as head of corporate banking in Arizona and Wisconsin, leading strategic planning and business development activities in both markets.

A seasoned financial industry leader, Mr. Olson brings more than 15 years of experience and a strong track record of leading teams to exceed goals. He has deep expertise in the mid-market commercial and industrial sectors, corporate finance, and strategic partnerships. He previously served as the corporate banking executive for Wisconsin at Old National Bank, focusing on the Milwaukee, Madison, and Fox Valley markets.



New Wealth Management Segment Leader Named

Becky Walen has been named senior vice president and head of wealth management. Ms. Walen initially joined Alerus in April 2025 to lead North Dakota's wealth advisory team. In her new role, she will lead wealth operations throughout the company, including financial and wealth advisory services, trust services, and private banking.

Ms. Walen has more than 20 years of wealth management experience, with deep expertise in North Dakota and Minnesota. She previously served as senior vice president and market development director for Bell Bank Wealth Management from 2013 to 2023 and as senior vice president and director of wealth planning at Bremer Bank from 2023 to 2024.

Successful First Year Following Historic Acquisition

2025 marked the first full year of operations following the acquisition of HMN Financial, Inc. and its subsidiary, Home Federal Savings Bank. This strategic partnership — the largest acquisition in our history — expanded our presence into southern Minnesota, including the highly attractive Rochester market, and provided an entry point into Wisconsin, an important growth region for Alerus.

We exceeded our financial and growth goals and achieved a net deposit retention rate of nearly 95%. We also preserved key talent across the organization, and, consistent with our long history of successful integrations, combined best practices from both companies to strengthen our shared foundation. The results of our first year together demonstrate our ability to unify teams, align systems and resources, and build a cohesive culture that supports sustainable growth.

Building Momentum Across Banking Markets

Our commercial wealth bank continued to build momentum throughout 2025. Notable achievements included significant progress in the mid-market C&I pipeline, as well as a team lift-out in Wisconsin and key talent additions in Arizona. We retained the largest deposit market share in Grand Forks, North Dakota — our corporate headquarters — and were honored to be voted the best bank in the market by community members.

We also migrated all personal and business banking clients to a modernized digital banking platform with minimal client impact and completed additional work to optimize core systems and streamline processes. Year-over-year net interest margin increased 97 basis points to 3.53%. We expect continued growth in our banking segment as our existing teams are well-positioned to drive new business and further expand our client base by leveraging synergies across our business lines.

Empowering Wealth Segment for High-Value, Long-Term Growth

As we continue positioning for long-term, sustainable growth, we also transitioned our wealth clients to a new platform in 2025, enabling more streamlined expansion and scalability of this high-value segment. Thanks to exceptional execution by our team and their ongoing commitment to relationship-based service, we achieved 100% client retention following the transition. This system upgrade — combined with the addition of a highly skilled wealth segment leader — sets the foundation to add wealth advisors across our footprint over the next three years and significantly grow this business.

Strengthening Our Distinctive Retirement and Benefits Segment

Our national retirement and benefits business remains a key differentiator and delivered another year of strong performance in 2025, building on consecutive years of record organic growth. Retirement and benefits assets under administration/management at year-end totaled $44.9 billion, reflecting sustained momentum supported by strong strategic partnerships and consistent execution.

As industry consolidation continues to shape the competitive landscape, we are well positioned to capitalize on future opportunities. Doing so successfully requires continued transformation. During the year, we strengthened our leadership team with targeted additions across product and strategy, process improvement, sales, and operations to lead this next phase of growth.

As part of this transformation, we are executing a significant technology upgrade in 2026 designed to enhance scalability, support long-term growth, and reinforce our leadership position. As the 24th largest retirement services provider by asset size and one of the largest independent firms in the industry, these investments position us to scale efficiently and continue delivering differentiated value to our clients.

Awards and Honors

Best Bank in Eden Prairie, Excelsior, and Minnetonka
Sun Media, Readers' Choice
January 2025

Businesses to Watch in 2025
Az Business Magazine
January 2025

Top 50 Generous Workplaces
United Way of Cass-Clay
April 2025

Top 10 Banks ($549M or Less in Market Deposits), Best Places to Work in Finance
Ranking Arizona
May 2025

Best Commercial Mortgage Lender, Best Business Bank, Best Small Business Banking, Best Wealth Management, Best Trust Administration
Finance and Commerce, Reader Rankings
June 2025

Top 24 Retirement Plan Recordkeepers by Asset Size; Top 26 by Participants; Top 22 by Plan Count
PlanSponsor magazine, Recordkeeping Survey
June 2025

Best Commercial Lender, Best Wealth Management Services Provider
Twin Cities Business magazine, Best of Business
June 2025

Best Bank in Grand Forks
Grand Forks Herald, 2025 Best of the Best
September 2025

Top 5 Recordkeepers for Small Market Plans; Advisor Support, Multi-Lingual Capabilities
National Association of Plan Advisors 2025 Advisors' Choice Survey
September 2025

50 Best Places to Work
Prairie Business magazine
September 2025

Disciplined Facilities Investments Support Growth Strategy

We continued to take a disciplined approach to facilities investments, aligning our physical footprint with client behavior, market opportunity, and long-term usage needs.

In September, we completed the most significant project of the year: relocating two Fargo, North Dakota, market offices to a new facility. Completed on time and on budget, the full-service banking location anchors a new development in a rapidly growing area and signifies our long-term commitment to the market. The move also enabled us to shift from owning buildings to a long-term tenancy model. We completed the sale of the south Fargo building in the fourth quarter and anticipate selling the West Fargo location in the coming year.

We also continued modernizing facilities across our footprint where necessary, while strategically exiting spaces based on client analysis and long-term usage expectations. This strategy will continue in 2026 with two office relocations — one in Eagan, Minnesota, and a repositioning from Phoenix to Tempe, Arizona.

A Solid Foundation for Sustainable Growth

Our long-term growth plan would not be possible without our talented team and their unwavering commitment to our clients.

In 2025, our adjusted return on assets outperformed the industry by 22.7%*, reflecting the impact of several years of focused execution. While this represents meaningful progress, our work is not complete. Much of the foundational transformation was achieved in 2025, positioning us to fully leverage these investments and continue building momentum around a shared purpose: doing the right thing for our clients.

With a strong balance sheet, a highly capable team, and favorable economic conditions, we are well positioned for positive performance in 2026. Our strategic initiatives will continue to reinforce our unique One Alerus business model, with organic growth as our top priority. We remain committed to attracting top talent, prudently managing expenses, and thoughtfully integrating new technologies that enhance efficiency and scalability across the organization. I am optimistic about the opportunities ahead and confident in our ability to deliver meaningful results. We are committed to creating long-term value for our shareholders, strengthening relationships with our clients, and continuing to evolve with discipline and purpose.

Thank you for your investment, trust, and support.

With sincere gratitude,

Katie Lorensen

President and CEO, Alerus Financial Corporation

Celebrating 40 Years of Employee Ownership

The Alerus employee stock ownership plan (ESOP) was established in 1986 to provide employees with meaningful company ownership and an additional vehicle for long-term retirement savings. For 40 years, our employee-owners have had a vested interest in our clients' and company's success, and they remain one of our company's largest shareholders.

As one of the oldest ESOPs in North Dakota, employee ownership is a long-standing tradition at Alerus and a cornerstone of our client-focused business model. We are thankful for our employee-owners' commitment to our shared values, our clients, and our company.

*KRX Regional Banking Index average

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-39036

ALERUS FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**45-0375407**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
401 Demers Avenue	
Grand Forks, ND	**58201**
(Address of principal executive offices)	(Zip Code)

(701) 795-3200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $1.00 per share	ALRS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates, as of June 30, 2025, was approximately $527,907,182 (based on the closing price on The Nasdaq Capital Market on that date of $21.64). The number of shares of the registrant's common stock outstanding at February 28, 2026 was 25,401,161.

DOCUMENTS INCORPORATED BY REFERENCE:

The information required by Part III is incorporated by reference to portions of the definitive proxy statement to be filed within 120 days after December 31, 2025, pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with the annual meeting of stockholders to be held on May 14, 2026.

Table of Contents

2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Alerus Financial Corporation, or the Company. These statements are often, but not always, identified by words such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would," "annualized," "target," and "outlook," or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements the Company makes regarding its projected growth, anticipated future financial performance, financial condition, credit quality, management's long-term performance goals and the future plans and prospects of Alerus Financial Corporation.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the Company's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The Company's actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- the strength of the local, state, national and international economies and financial markets (including effects of inflationary pressures and future monetary policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and executive orders in response thereto);

- interest rate risk, including the effects of changes in interest rates;

- effects on the U.S. economy resulting from actions taken by the federal government, including the threat or implementation of tariffs, immigration enforcement and changes in foreign policy;

- disruptions to the global supply chain, including as a result of domestic or foreign policies;

- the Company's ability to successfully manage credit risk, including in the commercial real estate ("CRE") portfolio, and maintain an adequate level of allowance for credit losses;

- business and economic conditions generally and in the financial services industry, nationally and within the Company's market areas, including the level and impact of inflation rates and possible recession;

- the Company's ability to raise additional capital to implement its business plan;

- credit risks and risks from concentrations (including by type of borrower, geographic area, collateral, and industry) within the Company's loan portfolio;

- the concentration of large loans to certain borrowers (including CRE loans);

- the level of nonperforming assets on the Company's balance sheet;

- the Company's ability to implement organic and acquisition growth strategies;

- the commencement, cost, and outcome of litigation and other legal proceedings and regulatory actions against the Company or to which the Company may become subject, including with respect to pending actions relating to the Company's previous employee stock ownership ("ESOP") fiduciary services commenced by government and private parties;

- the impact of economic or market conditions on the Company's fee-based services;

- the Company's ability to continue to grow the retirement and benefit services business;

- the Company's ability to continue to originate a sufficient volume of residential mortgages;

- the occurrence of fraudulent activity, breaches or failures of the Company's or its third-party vendors' information security controls or cybersecurity-related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools or as a result of insider fraud;

- interruptions involving the Company's information technology and telecommunications systems or third-party servicers;

- potential losses incurred in connection with mortgage loan repurchases;

- the composition of the Company's executive management team and the Company's ability to attract and retain key personnel;

- rapid and expensive technological changes implemented by the Company and other parties in the financial services industry, including third-party vendors, which may be more difficult to implement or more expensive than anticipated or which may have unforeseen consequences to us and our customers, including the development and implementation of tools incorporating artificial intelligence;

- increased competition in the financial services industry, including from non-banks such as credit unions, financial technology companies and digital asset service providers;

- the Company's ability to successfully manage liquidity risk, including the Company's need to access higher cost sources of funds such as fed funds purchased and short-term borrowings;

- the concentration of large deposits from certain clients, including those who have balances above current Federal Deposit Insurance Corporation ("FDIC") insurance limits;

- the effectiveness of the Company's risk management framework;

- potential impairment to the goodwill the Company recorded in connection with the Company's past acquisitions, including the acquisitions of Metro Phoenix Bank and HMN Financial, Inc. ("HMNF");

- the extensive regulatory framework that applies to the Company;

- the ability of the Bank to pay dividends to the Company, and the Company's ability to pay dividends to its stockholders;

- new or revised accounting standards, as may be adopted by state and federal regulatory agencies, the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission (the "SEC") or the Public Company Accounting Oversight Board ("PCAOB");

- fluctuations in the values of the securities held in the Company's securities portfolio, including as a result of changes in interest rates;

- governmental monetary, trade and fiscal policies;

- risks related to climate change and the negative impact it may have on the Company's customers and their businesses;

- severe weather, natural disasters, and widespread disease or pandemics;

- acts of war, military conflicts, or terrorism, including ongoing conflicts in the Middle East, the Russian invasion of Ukraine, and the recent military actions in Venezuela, or other adverse external events and changes in foreign relations;

- any material weaknesses in the Company's internal control over financial reporting;

- the Company's success at managing and responding to the risks involved in the foregoing items; and

- any other risks described in the "Risk Factors" section of this report and in other reports filed by Alerus Financial Corporation with the Securities and Exchange Commission.

Any forward-looking statement made by the Company in this report is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

ITEM 1. BUSINESS

Company Overview and History

Alerus Financial Corporation (the "Company") is a diversified financial services company headquartered in Grand Forks, North Dakota. Through the Company's subsidiary, Alerus Financial, National Association (the "Bank"), the Company provides innovative and comprehensive financial solutions to businesses and consumers through three distinct business segments—banking, retirement and benefit services, and wealth. In prior periods, the Company had a fourth operating segment, mortgage. As of January 1, 2024, the mortgage division was fully integrated into the banking division to reflect the way the Company currently manages and views the business. These solutions are delivered through a relationship oriented primary point of contact along with responsive and client friendly technology.

As of December 31, 2025, the Company had $5.2 billion of total assets, $4.0 billion of total loans, $4.2 billion of total deposits, $564.9 million of stockholders' equity, $44.9 billion of assets under administration/management in the Company's retirement and benefit services segment, and $4.9 billion of assets under administration/management in the Company's wealth segment.

The Company's business model produces strong financial performance and a diversified revenue stream, which has helped the Company establish a brand and culture yielding both a loyal client base and passionate and dedicated employees. The Company believes its client first and advice-based philosophy, diversified business model and history of high performance and growth distinguishes the Company from other financial service providers. The Company generates its revenues from both net interest income and noninterest income. Net interest income is derived from offering the Company's traditional banking products and services. Noninterest income is driven primarily by the Company's retirement and benefit services and wealth business segments.

The Company's operations date back to 1879, when it was originally founded as the Bank of Grand Forks, one of the first banks chartered in the Dakota Territory. In 2000, the Company changed its name to Alerus Financial Corporation, reflecting the Company's evolution from a traditional community bank to a high value financial services company focused on serving the needs of businesses and consumers who desire comprehensive financial solutions delivered through relationship-based advice and service. Since this rebranding, the Company has experienced significant growth, both organically and through a series of strategic acquisitions. This growth has allowed the Company to build a diversified franchise and expand its geographic footprint into growing metropolitan areas. The Company believes these initiatives have transformed itself into a high tech, high touch client service provider, increased earnings and allowed the Company to return more value to stockholders.

The Company's Business Model and Products and Services

General

The Company's business model is client centric, with a focus on offering a diversified range of solutions to clients who desire an advice-based relationship, enabling the Company to become the preferred financial services provider for clients. Through this approach, instead of focusing on the broader population, the Company targets specific business and consumer segments that the Company believes it can serve better than its competitors and that have meaningful growth potential. By offering sound financial advice and a long-term partnership, the Company believes it aligns best with clients who are achievement oriented in their purpose and will allow the Company to play an active role in their success at all stages of their businesses and lives. The Company classifies its consumer clients based on their financial needs and goals, aligning best with those clients with complex situations. The Company's business clients are classified by industry, with a focus on specific high priority industries and client types, including professional services, finance and insurance, wholesale, small business, construction, retail, and manufacturers. The Company targets businesses with sales between $1.0 million and $100.0 million.

The Company's commitment to delivering diversified solutions is driven by the Company's "One Alerus" initiative, launched in 2017, which enables the Company to bring all of its product and service offerings to clients in a cohesive and seamless manner. Underlying the One Alerus initiative is the Company's strategy of serving clients through a combination of technology and skilled advisors—a "high tech, high touch" approach that the Company believes clients demand and deserve. One Alerus lays the strategic foundation for current and future technology investments and the synergistic growth strategies of a diversified financial services firm. It also brings together the Company's product and service offerings in a unified way, which the Company believes differentiates itself from competitors and allows the Company to impact clients more meaningfully and generate long term value for the Company. The primary components of One Alerus are:

- the Company puts the client first in every decision it makes;

- the Company provides comprehensive products and services, including banking, retirement and benefit services, and wealth;

- the Company's diverse business model provides revenue funding and growth opportunities;

- each client is paired with a primary point of contact to help with individual needs and integrate specialists when needed;

- the Company proactively invests in technology to integrate all business lines and enhance client engagement; and

- the Company consistently seeks new ways to improve the client experience and enhance efficiencies to build scalability.

Through One Alerus, the Company strives to provide each client with a primary point of contact—a trusted advisor—who takes the time to develop an in depth understanding of the client's needs and goals. The Company's advisors work holistically with clients in a guidance-based manner to proactively help them with their financial decisions. The Company's products and services include traditional bank offerings such as checking accounts, debit cards, savings accounts, personal and business loans, credit cards, online banking, mobile banking / wallet, private banking, deposit and payment solutions, and mortgages, as well as fee income services such as individual retirement accounts ("IRAs"), 401(k) rollovers, retirement planning, employer sponsored plans, employee stock ownership plans, health savings account ("HSA"), flex spending account ("FSA"), administration and government health insurance program services, and wealth services such as advisory, investment management, and trust and fiduciary services. The advisor is equipped to tailor this diverse set of products and services to each client's unique goals and is empowered to reach across the Company's organization to bring the client in contact with product specialists as needed. One Alerus bridges the gaps between the Company's business units with a focus on client advocacy. The Company believes the One Alerus initiative will enable the Company to achieve future organic growth by leveraging its existing client base and help continue to provide strong returns to the Company's stockholders.

The trusted advisor relationship is supported and enhanced through an integrated client access portal called "My Alerus." By collaborating with a key technology partner, the Company has integrated the diverse client applications of the Company's full product suite into a unified system and layered in new technology to bring a client's entire financial picture into one view. For example, a client who has multiple products with the Company, such as banking accounts, a mortgage, wealth accounts, a retirement account, and a health benefit account, can now access all of these accounts online and effect transactions via one, single login through My Alerus. Instead of being forced to use different usernames and passwords for each system, the Company has created a single login dashboard to access the most used information on client accounts and coupled that with the ability to link into more detailed information within each transaction system (banking, retirement and benefit, and wealth). The Company's clients can further personalize their dashboard by integrating or linking financial accounts held at other institutions into My Alerus. Once the Company's clients have integrated or linked all of their financial information, the data can be used to create a custom financial fitness score to help clients save for emergencies, plan for retirement, manage their debt, optimize health savings and protect them from unexpected events with insurance.

On October 9, 2024, the Company completed the acquisition of HMN Financial, Inc., the holding company of Home Federal Savings Bank. The primary reasons for the acquisition were to expand the Company's business in the Rochester, Minnesota metropolitan statistical area ("Rochester MSA"), and grow the size of the overall Company. As consideration for the merger, the Company issued $123.6 million of its common stock (valued at $22.28 per share as of October 9, 2024) in a stock-for-stock transaction. As a result of the acquisition, the Company acquired $867.5 million in loans and assumed $957.6 million in deposits from Home Federal Savings Bank.

Banking

Lending. Through the Company's relationship-oriented lending approach, the Company's strategy is to offer a broad range of customized commercial and consumer lending products for the personal investment and business needs of the Company's clients. The Company's commercial lending products include commercial loans, business term loans and lines of credit for a diversified mix of small and midsized businesses. The Company offers both owner occupied and non-owner occupied CRE loans, as well as construction and land development loans. The Company's consumer lending products include residential first mortgage loans. In addition to originating these loans for the Company's own portfolio, it originates and sells, primarily servicing released, whole loans in the secondary market. The Company's mortgage loan sales activities are primarily directed at originating single family mortgages, which generally conform to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation guidelines and are delivered to the investor shortly after funding. Additionally, the Company offers installment loans and lines of credit, typically to facilitate investment opportunities for consumer clients whose financial characteristics support the request. The Company also provides clients loans collateralized by cash and marketable securities.

The Company's loan portfolio includes commercial and industrial ("C&I") loans, CRE loans, which include construction, land and development loans, multifamily loans, non-owner occupied loans, and owner occupied loans, consumer loans, which include residential real estate ("RRE") loans and other consumer loans, and a small amount of agricultural loans. The principal risk associated with each category of loans the Company makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the borrower and the borrower's market or industry. The Company underwrites for strong cash flow, multiple sources of repayment, adequate collateral, borrower experience and backup guarantors. Attributes of the relevant business market or industry include the competitive environment, client and supplier availability, the threat of substitutes, and barriers to entry and exit.

Deposits. The Company provides a broad range of deposit products and services, including demand deposits, interest-bearing transaction accounts, money market accounts, time and savings deposits, and certificates of deposit. Core deposits, which consist of noninterest-bearing deposits, interest-bearing checking accounts, certificates of deposit less than $250,000, and money market accounts, provide the Company's major source of funds from individuals, businesses and local governments. As of December 31, 2025, core deposits totaled $4.0 billion or 95.5% of the Company's total deposits. The Company's deposit portfolio includes synergistic deposits from the retirement and benefit services and wealth segments. As of December 31, 2025, these synergistic deposits totaled $1.0 billion. The Company also offers an HSA deposit program to attract low cost deposits. As of December 31, 2025, the Company had $203.4 million of HSA deposits which are included in the synergistic deposit total.

The Company offers a range of treasury management products, including electronic receivables management, remote deposit capture, cash vault services, merchant services, and other cash management services. Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. The Company's deposits are primarily obtained from depositors located in the Company's geographic footprint, and the Company believes that it has attractive opportunities to capture additional deposits in the Company's markets. In addition, the Company has created a National Market to focus on growing the synergistic deposits from the retirement and benefit services and wealth segments. In order to attract and retain deposits, the Company relies on providing quality service, offering a suite of consumer and commercial products and services and introducing new products and services that meet the Company's clients' needs as they evolve.

Retirement and Benefit Services

The Company's retirement and benefit services business offers retirement plan administration and investment advisory services, employee stock ownership plan ("ESOP") administration, investment fiduciary services to retirement plans, HSA and other benefit services to clients on a nationwide basis. A breakdown of these services is as follows:

- **Advisory.** The Company provides investment fiduciary services to retirement plans.

- **Retirement.** The Company provides recordkeeping and administration services to qualified retirement plans.

- **ESOP Administration.** The Company provides recordkeeping and administration services to employee stock ownership plans.

- **Health and Welfare.** The Company provides HSA, FSA, and government health insurance program recordkeeping and administration services to employers.

Wealth

The Company's wealth division provides fiduciary services to consumer and commercial clients. These services include financial planning, investment management, personal and corporate trust services, estate administration, and custody services. In addition, the wealth division offers brokerage services to compliment the unique needs of its clients. The Company's investment management services offer two unique and proprietary strategies called Dimension and Blueprint, which are primarily targeted toward IRAs, and agency account relationships. A Dimension account is a proprietary, separately managed account designed for individual investors, foundations, endowments and institutions with assets typically greater than $500 thousand. Dimension accounts use actively managed portfolios consisting of individual securities, mutual funds, and exchange traded funds selected and monitored by a centralized team of investment professionals. A Blueprint account uses a series of models that are designed to help investors gain exposure to a diversified, risk-based asset allocation. Portfolios in these accounts are comprised of mutual funds run by consistent, low-cost fund managers, with the Bank conducting initial and ongoing fund monitoring of the model allocations and rebalancing the portfolios on a regular basis.

The Company's Banking Market Areas

The Company's primary banking market areas are the states of North Dakota, Minnesota, specifically, the Twin Cities MSA and Rochester MSA, and Arizona, specifically, the Phoenix MSA. In addition to offices located in the Company's banking markets, the retirement and benefit services business administers plans in all 50 states through an office located in Colorado.

North Dakota

The Company's corporate headquarters, which is a full-service banking office located at 401 Demers Avenue, Grand Forks, North Dakota 58201, primarily serves the eastern North Dakota market along with two other full-service banking offices located in Grand Forks, North Dakota, two full-service banking offices located in Fargo and West Fargo, North Dakota, and one full-service banking office located in Northwood, North Dakota. The Grand Forks MSA had total deposits of $12.7 billion as of June 30, 2025, and ranks as the 116th largest MSA in the United States in total deposits, based on FDIC data. The Fargo MSA had total deposits of $4.1 billion as of June 30, 2025, and ranks as the 268th largest MSA in the United States in total deposits, based on FDIC data. The Company believes this market is rich in low-cost, core deposits and is strengthened by the Bakken Oil region. The Company can use these low-cost, core deposits to fund loans in higher-growth metropolitan markets.

The State of North Dakota also features one of the only state-owned banks in the nation, the Bank of North Dakota, which offers services, many of which are similar to those offered by a correspondent bank, only to banks like the Company that are headquartered in the state. The Bank of North Dakota expands the Company's lending capacity by purchasing participations from the Bank. In addition, the Bank of North Dakota offers the Company additional financing options such as bank stock loans, lines of credit and subordinated debt at competitive rates. Finally, the Bank of North Dakota enables state banks to take deposits and manage funds for municipal and county governments without meeting collateral requirements, which are waived by a letter of credit from the Bank of North Dakota.

Minnesota

The Company serves the Minnesota market through 19 full-service banking offices located primarily in the Twin Cities MSA and Rochester MSA. The Twin Cities MSA had total deposits of $232.6 billion as of June 30, 2025, and ranks as the 15th largest MSA in the United States in total deposits, based on FDIC data. The Twin Cities MSA is defined by attractive market demographics, including strong household incomes, dense populations, low unemployment, and the presence of a diverse group of large and small national and international businesses making the Twin Cities MSA one of the most economically vibrant and diverse markets in the country. The Rochester MSA had total deposits of $7.4 billion as of June 30, 2025, and ranks as the 173rd largest MSA in the United States in total deposits, based on FDIC data. The Rochester MSA is defined by attractive market demographics, including strong household incomes, low unemployment, and the presence of prominent healthcare companies.

Arizona

The Company serves the Arizona market through full-service banking offices located in Phoenix and Scottsdale, Arizona. The Phoenix MSA had total deposits of $180.8 billion as of June 30, 2025, and ranks as the 19th largest metropolitan statistical area in the United States in total deposits, based on FDIC data. The Phoenix MSA is defined by attractive market demographics, including a large number of high-net-worth households, dense populations, low unemployment, and the presence of a diverse group of small-to-medium sized businesses.

The Company's National Market

The Company's retirement and benefit services business serves clients in all 50 states. It offers retirement and benefit services at all of the Company's banking offices located in the three primary market areas. In addition, the Company operates one retirement and benefit services office Colorado. In addition, the Company's Chief Retirement Services Officer oversees the development of the national market's client base. Retirement and benefit services assets under administration/management and wealth assets under administration/management attributable to the National Market were $35.3 billion and $0.6 billion, respectively, as of December 31, 2025, representing approximately 78.6% and 11.8%, respectively of total retirement and benefit services assets under administration/management and wealth assets under administration/management, as of that date.

Competition

The financial services industry is highly competitive, and the Company competes in a number of areas, including commercial and consumer banking, residential mortgages, wealth advisory, investment management, trust, and record-keeping among others. The Company competes with other bank and nonbank institutions located within the Company's market areas, along with competitors situated regionally, nationally, and others with only an online presence. These include large banks and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, business leasing and finance companies, credit unions, Fintech companies and digital asset service providers, all actively engaged in providing various types of loans and other financial services. The Company also faces growing competition from online businesses with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment services providers. Competition involves efforts to retain current clients, obtain new loans, deposits, and advisory services, increase the scope and type of services offered, and offer competitive interest rates paid on deposits, charged on loans, or charged for advisory services. The Company believes its integrated and high-touch service offering, along with its sophisticated relationship-oriented approach sets the Company apart from competitors.

Human Capital Resources

The Company and its subsidiaries employed a total of 864 employees as of December 31, 2025, of which approximately:

- 821 are full-time employees; and

- 43 are part-time employees.

The Company's workforce further breaks down into the following categories:

- gender: male 294, female 570; and

- ethnicity: 693 identify as white and 171 identify as either Alaskan Native or Native American, Asian, African American or Black, Hispanic or Latino, Native Hawaiian or Pacific Islander, Two or More Races or Ethnicities, or not specified.

The Company operates as a commercial wealth bank and national retirement and benefit provider with the following breakdown of employees:

- Banking: 386 employees;

- Retirement and Benefit: 295 employees; and

- Wealth: 55 employees.

The staff and support divisions include 128 employees in Human Resources, Information Technology, Marketing, Audit, Legal, Compliance, and Executive staff.

Banking is a people- and relationship-driven business, and the Company's employees are vital to the Company's success in the financial services industry. In short, the Company's long-term success depends on the Company's ability to attract and retain top performers in every aspect of the Company's business. The Company believes a diverse workforce better enables the Company to understand its client base, and to help its clients meet their own goals and expectations.

The Company's culture is underpinned by its core values: Do the Right Thing (lead with integrity and provide valued advice and guidance), Passion for Excellence (act with accountability and a sense of urgency to best serve clients and achieve exceptional results), Success is Never Final (embrace opportunities to adapt and grow with our industry and our clients), and One Alerus (working together to provide purpose-driven products and services for our clients).

The development, attraction and retention of employees is a critical success factor for the Company for succession planning and sustaining its core values. To support the advancement of the Company's employees, it offers training and development programs encouraging advancement from within and continues to fill its team with strong and experienced management talent. The Company leverages both formal and informal programs to identify, foster, and retain top talent at both the corporate and operating unit level. Training programs are offered through the Alerus University platform which provides a variety of courses in the areas of management, leadership, sales, technology, compliance, product knowledge, and on the job training opportunities. Alerus Essentials is a learning program for all employees to learn more about the Company's goals, strategies, core values, and service offerings. Manager Connection provides managers across the Company an opportunity to learn together and share best practices for developing and leading teams.

The Company's compensation programs are designed to align the compensation of its employees with the Company's performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results. The structure of the Company's compensation programs balances incentive earnings for both short-term and long-term performance. Specifically, the Company compensates most of its employees through a combination of base salary, sales incentive programs or an annual performance bonus program tied to company success measures, and a long-term equity program tied to Company long-term performance. Each element of compensation is designed to achieve a compensation package that is competitive in the Company's markets and within the Company's industry. The Company has engaged for 2025 and prior periods, compensation consultant FW Cook to perform compensation analysis and benchmarking compared to the peer group for executive compensation plans. For all other areas, the Company has used McLagan, a division of Aon, to provide benchmarking and analysis for base salary structures and sales incentive programs.

The Company's benefits package provides employees medical, dental, vision, life, disability and accidental death insurance and paid time off benefits. The Company also provides its employees with retirement benefits designed to assist employees with planning for and securing appropriate levels of income during retirement. The Company believes these plans help attract and retain quality employees by offering benefits comparative with those offered by competitors.

The Company provides policies and training on ethical conduct. The Company maintains an open-door policy to encourage communication, feedback and discussion about any matter of importance to any employees. The Company hired Lighthouse Services to provide employees with a confidential reporting mechanism for misconduct, including discrimination, ethics, harassment and hostility, human resource issues, privacy, security and safety.

Corporate Information

The Company's principal executive office is located at 401 Demers Avenue, Grand Forks, North Dakota 58201, and the Company's telephone number at that address is (701) 795-3200. The Company's website address is www.alerus.com. The information contained on the Company's website is not a part of, or incorporated by reference into, this report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, as the Company does. The website is www.sec.gov. The Company provides access to its SEC filings for viewing or downloading free of charge through its website at www.alerus.com. After accessing the website, the filings are available upon selecting "Investor Relations" and "SEC Filings." Reports available include the Company's proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after the documents and reports are electronically filed with or furnished to the SEC.

SUPERVISION AND REGULATION

General

Alerus Financial Corporation, a financial holding company, and its subsidiary, Alerus Financial, National Association, a national banking association, are extensively regulated under federal law. As a result, the Company's growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of applicable statutes and by the regulations and policies of various banking agencies, including the Company's primary regulator, the Board of Governors of the Federal Reserve System ("Federal Reserve"), and the Bank's primary regulator, the Office of the Comptroller of the Currency ("OCC"), as well as the FDIC, as the insurer of the Bank's deposits, and consumer financial protection agencies. Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC, and state securities authorities, and anti-money laundering and sanctions laws enforced by the U.S. Department of the Treasury ("Treasury"), have an impact on the Company's business. The effect of these statutes, regulations, regulatory policies, and accounting rules are significant to the Company's operations and results.

Federal and state banking laws impose a comprehensive system of supervision, regulation, and enforcement on the operations of FDIC-insured institutions, their holding companies, and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These laws, and the regulations of the banking agencies issued under them, affect, among other things, the scope of the Company's business; the kinds and amounts of investments that the Company and the Bank may make; required capital levels relative to the Company's assets; the nature and amount of collateral for loans; the establishment of branches; the Company's and the Bank's ability to merge, consolidate and acquire; dealings with the Company's and Bank's insiders and affiliates; and the Company's payment of dividends.

In response to the global financial crisis and particularly following passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the Company experienced heightened regulatory requirements and scrutiny. Although the reforms primarily targeted large banking organizations and systemically important financial institutions, their influence filtered down in varying degrees to community banking organizations over time and caused the Company's compliance and risk management processes, and the costs thereof, to increase. The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "Regulatory Relief Act") clarified the inapplicability of certain of the Dodd-Frank Act reforms to community banking organizations, including relieving the Company of any requirement to engage in mandatory stress tests, maintain a risk committee, or comply with the Volcker Rule's complicated prohibitions on proprietary trading and ownership of private funds.

Over the past year, the federal banking agencies have continued efforts to reduce regulatory burden on banking organizations, including community banks, through various supervisory, regulatory and policy initiatives. These efforts have included the rescission or revision of certain rulemakings and proposals, initiatives to streamline examination and application processes, and efforts to increase transparency and consistency in supervisory expectations. Congress also has considered additional measures aimed at easing specific compliance obligations for community banks, although no reforms comparable in scope to the Regulatory Relief Act have been enacted to date. The Company believes that these developments may be favorable to the operations of the Company or the Bank; however, future changes in laws, regulations, or supervisory priorities and their impacts on the Company's or the Bank's business, remain uncertain.

The supervisory framework applicable to U.S. banking organizations subjects banks and bank holding companies to regular examination by their respective banking agencies. These examinations result in confidential examination reports and supervisory ratings that may impact an institution's operations, capital levels, growth, and strategic initiatives. Examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality, management ability and performance, earnings, liquidity, and overall risk profile, among other things. The banking agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with laws and regulations. Changes in supervisory approach or emphasis may materially affect the operations and financial results of the Company and the Bank, as well as the banking industry in general. In recent supervisory communications, rulemakings, and policy statements, federal banking agencies have indicated an increased focus on core, material financial risks (rather than risk management processes), greater transparency in supervisory expectations, and efforts to reduce examination burden, particularly for community banks. For example, the OCC, the Bank's primary federal regulator, has proposed or implemented initiatives: (i) to clarify standards for unsafe or unsound practices; (ii) to reduce the regulatory burden on community banking organizations in connection with anti-money laundering and countering the financing of terrorism examinations; and (iii) generally to streamline examination procedures for community banking organizations by allowing examiners to tailor the scope and frequency of examinations based on risk-based supervision, consistent with applicable laws and regulations. These initiatives may enable management to focus more effectively on growth opportunities and the management of material financial risks.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations, and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

The Role of Capital

Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions, such as banks, as well as their holding companies (*i.e.*, banking organizations) generally are required to hold more capital than other businesses, which directly affects the Company's earnings capabilities. Although capital historically has been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking agencies recognized that the amount and quality of capital held by banking organizations prior to that crisis was insufficient to absorb losses during periods of severe stress.

Capital Levels. Banking organizations have been required to hold minimum levels of capital based on guidelines established by the federal banking agencies since 1983. The minimum capital levels for banking organizations have been expressed in terms of ratios of "capital" divided by "total assets." The capital guidelines for U.S. banking organizations beginning in 1989 have been based upon international capital accords (known as the "Basel" accords) adopted by the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors that acts as the primary global standard-setter for prudential regulation, as interpreted and implemented by the U.S. federal banking agencies on an interagency basis. These accords recognized that bank assets for the purpose of the capital ratio calculations needed to be risk weighted (the theory being that riskier assets should require more capital) and that off-balance sheet exposures needed to be factored in the calculations. Following the global financial crisis, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement on a strengthened set of capital requirements for banking organizations around the world, known as the Basel III accords, to address deficiencies recognized in connection with the global financial crisis.

The Basel III Rule. The U.S. federal banking agencies adopted the U.S. Basel III regulatory capital reforms, and, at the same time, effected changes required by the Dodd-Frank Act, in regulations that were effective in 2015 (with certain phase-ins), known as the Basel III Rule. The Basel III Rule established capital standards for banks and bank holding companies that are meaningfully more stringent than those in place previously, and are still in effect today. The Basel III Rule increased the required quantity and quality of capital and required a more complex, detailed, and calibrated assessment of risk in the calculation of risk weightings for bank assets. The Basel III Rule is applicable to all banking organizations that are subject to minimum capital requirements, including national and state banks and savings and loan associations, as well as to most bank and savings and loan holding companies. The Company and the Bank are each subject to the Basel III Rule.

Not only did the Basel III Rule increase most of the required minimum capital ratios in effect prior to January 1, 2015, but, by requiring that capital instruments be of higher quality to absorb loss, it introduced the concept of Common Equity Tier 1 Capital ("CET1"), which consists primarily of common stock, related surplus (net of Treasury stock), retained earnings, and CET1 minority interests, subject to certain regulatory adjustments and deductions. The Basel III Rule also changed the definition of regulatory capital by establishing more stringent criteria for instruments to qualify as Additional Tier 1 Capital (primarily non-cumulative perpetual preferred stock that meets certain requirements) and Tier 2 Capital (primarily other types of preferred stock and subordinated debt, subject to limitations). In addition, the Basel III Rule limited the inclusion of minority interests, mortgage-servicing assets, and deferred tax assets in regulatory capital and required deductions from CET1 if such assets exceeded prescribed thresholds.

The Basel III Rule requires banking organizations to maintain **minimum** capital ratios to be deemed "adequately capitalized," as follows:

- A ratio of CET1 equal to 4.5% of risk-weighted assets;

- A ratio of Tier 1 Capital equal to 6% of risk-weighted assets;

- A ratio of Total Capital (Tier 1 plus Tier 2 Capital) equal to 8% of risk-weighted assets; and

- A leverage ratio of Tier 1 Capital to total quarterly average assets equal to 4% of risk-weighted assets.

In addition, banking organizations that want to make capital distributions (including dividends and share repurchases) and pay discretionary bonuses to executive officers without restriction must maintain 2.5% of CET1 in the form of a capital conservation buffer. The purpose of the conservation buffer is to ensure that banking organizations maintain a cushion of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the capital conservation buffer increases the minimum ratios described above to 7% for CET1, 8.5% for Tier 1 Capital, and 10.5% for Total Capital.

Well Capitalized Requirements. The capital ratios described above represent minimum standards for banking organizations to be considered "adequately capitalized." Banking agencies uniformly encourage banking organizations to maintain capital levels above these minimums and to be classified as "well capitalized." To that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital in excess of minimum regulatory requirements. For example, a well capitalized banking organization may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain activities; (ii) receive expedited processing of other required notices or applications; and (iii) accept, roll-over, or renew brokered deposits. In addition, the banking agencies may require higher capital levels where warranted by an institution's specific risk profile or operating circumstances. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, risks, such as interest rate risk, or risks associated with credit concentrations, nontraditional activities, or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 Capital less all intangible assets), well above the minimum regulatory levels.

Under the capital regulations of the Federal Reserve for the Company and the OCC for the Bank, in order to be well capitalized, the Company and the Bank must maintain:

- A CET1 ratio to risk-weighted assets of 6.5% or more;

- A ratio of Tier 1 Capital to total risk-weighted assets of 8% or more;

- A ratio of Total Capital to total risk-weighted assets of 10% or more; and

- A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

Under the Basel III Rule, a banking organization may be considered "well capitalized," while not complying with the capital conservation buffer requirement described above.

As of December 31, 2025: (i) the Bank was not subject to a directive from the OCC to increase its capital and (ii) the Bank was well capitalized, as defined by OCC regulations. As of December 31, 2025, the Company had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well capitalized. The Company also remained in compliance with the capital conservation buffer of 2.5 % as of December 31, 2025.

Basel III Endgame Proposal. Previously, the federal banking agencies proposed a "Basel III Endgame Rule" to complete the implementation of certain aspects of the Basel III accords; however, the proposal was not adopted, in part due to stakeholder concerns regarding potential economic impacts, data transparency, and the alignment of certain provisions with statutory tailoring requirements. Based on public statements from federal agency officials, it is anticipated that a revised proposal may be issued in the future. Any reproposal of the Basel III Endgame Rule is expected to primarily affect large, complex banking organizations.

Prompt Corrective Action. The concept of a banking organization being "adequately capitalized" or "well capitalized," as defined above, is part of a regulatory regime that provides the federal banking agencies with broad power to take "prompt corrective action" to resolve the problems of undercapitalized depository institutions based on the capital level of each particular institution. The extent of the banking agencies' powers depends on whether the banking organization in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which a banking organization is assigned, the agencies' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Community Bank Capital Simplification. Community banking organizations have long raised concerns with federal banking agencies about the regulatory burden, complexity, and costs associated with certain provisions of the Basel III Rule. In response, the U.S. Congress provided an "off-ramp" for institutions, like the Company, with total consolidated assets of less than $10 billion as part of the Regulatory Relief Act. Section 201 of the Regulatory Relief Act specifically instructed the federal banking agencies to establish a single "Community Bank Leverage Ratio" ("CBLR"), of between 8 and 10%. Under a final regulation promulgated by the federal banking agencies, a community banking organization is eligible to elect to comply with its capital requirements under the CBLR framework if it has: (i) less than $10 billion in total consolidated assets; (ii) limited amounts of certain assets and off-balance sheet exposures; and (iii) a CBLR greater than 9%. In late 2025, the federal banking agencies proposed changes to the CBLR framework intended to encourage broader adoption, including reducing the required leverage ratio from 9.0% to 8.0%; however, the proposal has not yet been finalized. Neither the Company nor the Bank has elected to use the CBLR framework at this time.

Supervision and Regulation of the Company

General. The Company, as the sole stockholder of the Bank, is a bank holding company that has elected financial holding company status. As a bank holding company, the Company is registered with, and subject to regulation, supervision, and enforcement by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company is legally obligated to act as a source of financial and managerial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and the Bank as the Federal Reserve may require.

Acquisitions and Activities. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Pursuant to the BHCA and the Dodd-Frank Act, the Federal Reserve may permit a well capitalized and well managed bank holding company to acquire banks located in any U.S. state, subject to federal deposit concentration limits, applicable nondiscriminatory state deposit-cap laws, and state minimum-existence requirements for target banks (not exceeding five years).

The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of a class of the outstanding voting shares of any nonbanking entity and from engaging in any business other than that of banking, managing, and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking... as to be a proper incident thereto." This authority permits the Company to engage in a variety of banking-related businesses, including, among other things, the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development), and mortgage banking and brokerage services. The BHCA does not place formal territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies. In addition to approval from the Federal Reserve that may be required in certain circumstances, prior approval for the establishment or acquisition of nonbank subsidiaries by the Company may be required from other agencies that regulate such nonbank company.

Financial Holding Company Election. Bank holding companies that meet certain BHCA eligibility requirements and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that: (i) the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity; or (ii) the Federal Reserve determines by order to be complementary to any such financial activity, as long as the activity does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally. The Company has elected to operate as a financial holding company. In order to maintain the Company's status as a financial holding company, both the Company and the Bank must be well capitalized, well managed, and the Bank must have at least a satisfactory Community Reinvestment Act ("CRA") rating. If the Federal Reserve determines that either the Company or the Bank is not well capitalized or well managed, the Federal Reserve will provide a period of time in which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company that it deems appropriate. Furthermore, if the Federal Reserve determines that the Bank has not received a satisfactory CRA rating, the Company would not be able to commence any new financial activities or acquire a company that engages in such activities.

Change in Control. Federal law prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal banking agency. "Control" is conclusively determined to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may be presumed to arise under certain circumstances between 10% and 24.99% ownership.

Capital Requirements. The Company is subject to the complex, consolidated capital requirements of the Basel III Rule, see "-The Role of Capital" above.

11

Dividend Payments. The Company's ability to pay dividends to stockholders may be affected by both general corporate law considerations and policies and capital requirements of the Federal Reserve applicable to bank holding companies. As a Delaware corporation, the Company is subject to the limitations of the Delaware General Corporation Law (the "DGCL"). The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or, if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer, or significantly reduce dividends to stockholders if: (i) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices, or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Finally, the Basel III Rule imposes consolidated capital requirements on banking organizations. As a result, banking organizations must hold a capital conservation buffer of 2.5% of risk-weighted assets in CET1 above the minimum risk-based capital requirements to avoid regulatory limits on dividends and other capital distributions. See "-The Role of Capital" above.

Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities and changes in the discount rate on bank borrowings. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits, which may impact the Company's business and operations.

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"), each as amended. Consequently, the Company is subject to the information, proxy solicitation, insider trading, and other restrictions and requirements of the SEC.

Corporate Governance/Incentive Compensation. The Dodd-Frank Act addressed many investor protection, corporate governance, and executive compensation matters that affect most U.S. publicly traded companies. It increased stockholder influence over boards of directors by requiring companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and authorizing the SEC to promulgate rules that would allow stockholders to nominate and solicit voters for their own candidates using a company's proxy materials.

The Dodd-Frank Act also directed the Federal Reserve, in coordination with the other federal banking and financial services agencies, to promulgate rules prohibiting excessive incentive-based compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded. Although several agencies have made repeated efforts to implement rules under this provision of the Dodd-Frank Act—including a proposal issued most recently in May 2024, which was subsequently withdrawn—no final rule has been adopted at this time. Nevertheless, the federal banking agencies have issued interagency guidance on sound incentive compensation practices for banking organizations, reflecting the agencies' recognition that incentive compensation practices in the financial industry were among the factors contributing to the global financial crisis. The interagency guidance recognizes three core principles for effective incentive compensation plans: (i) appropriately balancing risk and reward; (ii) compatibility with effective controls and risk management; and (iii) support by strong corporate governance, including active and effective oversight by the organization's board of directors. Although much of the guidance is directed at large banking organizations that are expected to maintain systematic and formalized policies and procedures, smaller banking organizations, like the Company, are expected to implement less extensive and less formalized systems pursuant to the guidance.

Supervision and Regulation of the Bank

General. The Bank is a national bank, chartered by the OCC under the National Bank Act, and a member of the Federal Reserve System. The deposit accounts of the Bank are insured by the deposit insurance fund ("DIF") to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor ownership category. Ongoing policy discussions at the federal level have focused on potential changes to deposit insurance coverage, including possible adjustments to coverage limits, although no changes have been enacted.

As a national bank, the Bank is subject to the examination, supervision, reporting, and enforcement requirements of the OCC, the chartering authority for national banks. The Bank's defined business lines of Banking, Retirement and Benefit, and Wealth are each subject to the OCC's authority. The FDIC, as administrator of the DIF, also has residual regulatory authority over the Bank.

Supervision of Business Segments. As a national bank, the Bank is subject to examination and enforcement by the OCC. The OCC examines the Bank's Banking business segment as part of its safety and soundness examinations, which evaluate not only compliance with applicable laws and regulations, but also capital adequacy, asset quality (with rigorous loan portfolio reviews), risk management, management ability and performance, earnings, liquidity, and various other factors. Many of these topics are discussed further below.

The Bank's Retirement and Benefit and Wealth business segments are subject to separate examination as trust activities (generally on the same cycle as safety and soundness examinations). The OCC's trust examinations evaluate compliance with applicable law, management ability, operations, internal controls and auditing, earnings, compliance, and asset management. In addition to federal oversight, these business segments are subject to a multitude of state laws (because trust law is primarily governed at the state level), as well as federal requirements applicable to the Bank and individual accounts. Relevant legal frameworks include trust investment law, securities law, banking law, tax law, contract law, anti-money laundering requirements, environmental law, consumer protection law, criminal law, and sanctions laws and regulations. The Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code are the primary sources of law governing the structure, administration, and operation of employee benefit plans. The U.S. Department of Labor is primarily responsible for administering and enforcing ERISA.

The OCC has broad enforcement authority to impose penalties, restrictions, and limitations on the Bank where it determines, among other things, that the Bank's operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with laws and regulations.

Deposit Insurance Assessments. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their risk classification. For institutions like the Bank that are not considered large and highly complex banking organizations, assessments are now based on examination ratings and financial ratios. The total base assessment rates, effective as of January 1, 2023, generally range from 2.5 basis points (for the lowest risk institutions) to 32 basis points or beyond (for higher risk institutions).

At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking. For this purpose, the reserve ratio is the DIF balance divided by estimated insured deposits. In response to the global financial crisis, the Dodd-Frank Act increased the minimum reserve ratio from 1.15% to 1.35% of the estimated amount of total insured deposits. In its May 2025 report, the FDIC stated that the reserve ratio likely will reach the statutory minimum by the September 30, 2028 deadline, and no adjustments to the base assessment rates are currently projected.

In addition, because the cost of the failures of Silicon Valley Bank and Signature Bank to the DIF attributable to the systemic risk exception was approximately $16.7 billion, the FDIC adopted a special assessment for banking organizations with assets of $5 billion or more. The base for the special assessment is equal to an insured depository institution's estimated uninsured deposits for the December 31, 2022 reporting period, adjusted to exclude the first $5 billion in estimated uninsured deposits. Although the Company and the Bank are subject to the FDIC's special assessment as a banking organization with assets of $5 billion or more, the Company does not have to pay the special assessment.

Supervisory Assessments. National banks are required to pay supervisory assessments to the OCC to fund the operations of the OCC. The amount of the OCC's general assessment is calculated using a formula that considers the bank's size and its supervisory condition. During the year ended December 31, 2025, the Bank paid supervisory assessments to the OCC totaling $488 thousand.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "-The Role of Capital" above.

Liquidity Requirements. Liquidity is a measure of the ability and ease with which bank assets may be converted to meet financial obligations, such as deposits or other funding sources. Banks are required to implement liquidity risk management frameworks that ensure they maintain sufficient liquidity, including a cushion of unencumbered, high quality liquid assets, to withstand a range of stress events. The level and speed of deposit outflows contributing to the failures of Silicon Valley Bank, Signature Bank, and First Republic Bank in 2023 was unprecedented and contributed to acute liquidity and funding strain, underscoring the importance of liquidity risk management and contingency funding planning by insured depository institutions like the Bank, as highlighted in a 2023 addendum to existing interagency guidance on funding and liquidity risk management.

The primary roles of liquidity risk management are to: (i) prospectively assess the need for funds to meet financial obligations; and (ii) ensure the availability of cash or collateral to fulfill those needs at the appropriate time by coordinating the various sources of funds available to the institution under normal and stressed conditions. The Basel III Rule includes a liquidity framework that requires the largest insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the Liquidity Coverage Ratio ("LCR"), is designed to ensure that the banking organization has an adequate stock of unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the Net Stable Funding Ratio ("NSFR"), is designed to promote more medium- and long-term funding of the assets and activities of FDIC-insured institutions over a one-year horizon. These tests provide an incentive for banks and bank holding companies to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits). Although these tests do not apply to the Bank, the Company continues to review its liquidity risk management policies in light of regulatory requirements and industry developments.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Under the National Bank Act, a national bank may pay dividends out of its undivided profits in such amounts and at such times as the bank's board of directors deems prudent. Without OCC approval, however, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed that bank's year-to-date income plus the bank's retained net income for the two preceding years. The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2025. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of dividends by the Bank if it determines such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, banking organizations that want to pay dividends have to maintain 2.5% in CET1 attributable to the capital conservation buffer. See "-The Role of Capital" above.

Investments, Activities and Acquisitions. The Bank is permitted to make investments and engage in activities directly or through subsidiaries as authorized by, and subject to the limitations set forth in, the National Bank Act, as well as OCC regulations and interpretations. The Bank may be required to obtain approval from the OCC and other applicable banking or financial services agencies before engaging in certain acquisitions or mergers under applicable state and federal law. With respect to interstate merger and acquisitions, federal law permits national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law requirements that the merging bank has been in existence for a minimum period of time (not to exceed five years), prior to the merger. In 2025, the federal banking agencies, including the OCC and the FDIC, rescinded certain prior administrative actions regarding the review and approval of mergers and acquisitions, with the intent of streamlining and expediting the regulatory review of certain merger and acquisition applications.

Branching Authority. National banks headquartered in North Dakota, such as the Bank, have the same branching rights in North Dakota as banks chartered under North Dakota law, subject to OCC approval. North Dakota law grants North Dakota-chartered banks the authority to establish branches anywhere in the State of North Dakota, subject to receipt of all required regulatory approvals. The Dodd-Frank Act permits well capitalized and well managed banks to establish new interstate branches or to acquire individual branches of a bank in another state (rather than to acquire an out-of-state bank in its entirety) without impediments.

Affiliate and Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions. Covered transactions subject to these restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhanced these requirements by expanding the definition of "covered transactions" and extending the period for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements also apply to extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal stockholders of the Company and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may govern the terms on which any person who is a director or officer of the Company or the Bank, or a principal stockholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards/Risk Management. FDIC-insured institutions are expected to operate in a safe and sound manner. The federal banking agencies have adopted operational and managerial standards to promote the safety and soundness of such institutions that address internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, and earnings.

These standards generally prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to operate in a safe and sound manner, its primary federal regulator may require the submission of a plan to achieve and maintain compliance. Failure to submit an acceptable compliance plan, or to implement an approved plan in any material respect, may result in formal agency orders directing the institution to cure the deficiency. Until such deficiency is resolved, the agency may restrict the institution's rate of growth, require additional capital, limit deposit rates, or take other corrective action as deemed appropriate. Operating in an unsafe or unsound manner also may constitute grounds for other enforcement action by the federal banking agencies, including cease and desist orders and civil money penalty assessments.

The federal banking agencies have emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of FDIC-insured institutions. In 2025, however, the agencies, including the OCC, signaled a shift toward focusing on the identification and management of material financial risks, rather than primarily on adherence to prescriptive operational processes. Although effective risk management, internal controls, and board and management oversight remain important, supervisory attention may increasingly center on whether specific practices pose material harm to the institution's financial condition or create a risk of loss to the DIF. Despite this potential shift in focus, the agencies continue to evaluate a broad spectrum of risks—including credit, market, liquidity, operational, and legal risks—emphasizing their potential impact on safety and soundness. Notably, the federal banking agencies have taken a number of actions to remove reputation risk from consideration, citing concerns about its use in restricting banking services to certain industries or groups. The key risk themes identified for 2025 are discussed under Item 1A of this Form 10-K.

The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls. The federal banking agencies also have released specific risk management guidance on certain topics, including third-party relationships, in response to the proliferation of relationships between banking organizations and financial technology companies (although the guidance applies more broadly).

Privacy and Cybersecurity. The Bank is subject to numerous U.S. laws and regulations aimed at protecting non-public, personal and confidential information of its customers. These laws require the Bank to periodically disclose its privacy policies and practices regarding the sharing of such non-public customer information, and in certain circumstances, permit consumers to opt out of the sharing of information with unaffiliated third parties. They also limit the Bank's ability to share certain information with affiliates and non-affiliates for marketing or nonmarketing purposes. In addition, as a part of its operational risk mitigation, the Bank is required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information, and to require the same of its service providers. These security and privacy policies and procedures are in effect across all business lines and geographic locations.

The Bank and the Company also are subject to a number of laws and regulations requiring notifications and disclosures regarding certain cybersecurity incidents. In addition, the Bank must consider and address cybersecurity risks as part of its risk management processes, including implementing and maintaining appropriate safeguards, monitoring and testing systems, and overseeing the cybersecurity practices of its service providers. Regulatory guidance emphasizes that cybersecurity should be integrated into overall enterprise risk management and business continuity planning.

Financial Subsidiaries. Under federal law and OCC regulations, national banks are authorized to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except: (i) insurance underwriting; (ii) real estate development or real estate investment activities (unless otherwise permitted by law); (iii) insurance company portfolio investments; and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to conditions, including, among other things, requirements that the bank be well managed and well capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries). At this time, the Bank has not applied for approval to establish any financial subsidiaries.

Federal Home Loan Bank System. The Bank is a member of a Federal Home Loan Bank ("FHLB"), which serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized, as determined by the FHLB.

Community Reinvestment Act Requirements. The CRA imposes on the Bank a continuing and affirmative obligation, consistent with safe and sound operations, to help meet the credit needs of the entire community, including low- and moderate-income neighborhoods. The OCC regularly assesses the Bank's record of meeting these credit needs through periodic CRA examinations. The Bank's CRA ratings derived from these examinations can have significant impacts on the activities in which the Bank and the Company may engage. For example, a low CRA rating may impact the review of applications for acquisitions by the Bank or the Company's financial holding company status.

In 2023, the federal banking agencies issued a final rule intended to strengthen and modernize the CRA regulations (the "CRA Rule"). The CRA Rule was subsequently challenged in court, which prevented it from taking effect. In 2025, the federal banking agencies issued a proposed rule to rescind the CRA Rule and reinstate the prior CRA regulatory framework adopted in 1995. Additionally, the OCC has indicated that, although the frequency of OCC examinations based on statutory requirements is unlikely to change, bank examiners will have greater discretion in determining the scope of compliance and consumer compliance activities that often inform the CRA evaluation process, which could result in more streamlined CRA examinations for community banks.

Anti-Money Laundering/Countering the Financing of Terrorism/Sanctions. The Bank Secrecy Act ("BSA") is a U.S. federal statutory framework, as amended and supplemented by subsequent laws and implemented through regulations, which is designed to combat money laundering, the financing of terrorism, and other illicit financial activity. The BSA and related anti-money laundering/countering the financing of terrorism ("AML/CFT") laws and regulations are intended to prevent terrorists and criminals from accessing the U.S. financial system and have significant implications for FDIC-insured institutions and other businesses involved in the transmission of funds. Together, this regulatory framework provides a foundation to promote financial transparency and deter and detect efforts to misuse the U.S. financial system to launder criminal proceeds, finance terrorist acts, or facilitate other illicit conduct.

The BSA and related regulations require financial institutions to establish and maintain policies and procedures for addressing: (i) customer identification and due diligence; (ii) the prevention and detection of money laundering and terrorist financing; (iii) the identification and reporting of suspicious activities and certain currency transactions; (iv) compliance with laws relating to currency crimes; and (v) cooperation with law enforcement authorities. The Bank also must comply with stringent economic and trade sanctions regimes administered and enforced by the Office of Foreign Assets Control.

Although core AML/CFT statutory requirements and expectations remain unchanged, certain of the federal banking agencies, including the OCC, and the Financial Crimes Enforcement Network (FinCEN) have recently pursued or considered efforts to modernize and streamline AML/CFT compliance through a more risk-based approach, including targeted regulatory relief, revised examination expectations, and efforts to reduce certain compliance burden, particularly for lower-risk and community banking organizations.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions allocate a disproportionate amount of assets to any single industry or economic segment. Concentration in CRE lending is one area of regulatory focus. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance (the "CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE concentrations that may warrant greater supervisory scrutiny. These indicators include: (i) total CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital.

The CRE Guidance does not establish binding limits on CRE lending activities, but instead is intended to inform supervisory assessments of whether an institution's risk profile, earnings capacity, and capital levels are commensurate with its CRE exposure. In recent years, the federal banking agencies have issued statements to reinforce prudent risk-management practices related to CRE lending, in response to observed growth in many CRE markets, increased competitive pressures, rising CRE concentrations, and an easing of CRE underwriting standards. In other statements, the agencies reminded FDIC-insured institutions to maintain underwriting discipline and to identify, measure, monitor, and manage the risks arising from CRE lending, including by holding capital commensurate with those risks. Based on the Bank's loan portfolio, as of December 31, 2025, at 302.0%, the Bank's applicable investor CRE loans, as a percentage of its risk-based capital, slightly exceeded the regulatory guideline limit of 300%. Robust concentration management processes are in place to monitor this level of exposure, and the Company is following regulatory guidance as to prudent CRE concentration management, including appropriate underwriting and risk management practices.

Consumer Financial Services. The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. FDIC-insured institutions with $10 billion or less in assets, like the Bank, continue to be examined by their applicable banking agencies.

In response to mortgage-related abuses that contributed to the global financial crisis, the Dodd-Frank Act and CFPB rulemaking significantly expanded underwriting, disclosure and anti-predatory lending requirements for residential mortgage loans, including by imposing ability-to-repay standards and establishing a presumption of compliance for certain "qualified mortgages." The CFPB has continued to refine these requirements through additional rulemaking addressing qualified mortgages ability-to-repay standards.

Over the last several years, the CFPB has taken an aggressive approach to the regulation (and supervision, where applicable) of providers of consumer financial products and services. However, more recently, changes in leadership and policy direction have led to: (i) shifts in regulatory priorities, including the rescission or reconsideration of certain CFPB guidance and rules; (ii) a reduction in CFPB enforcement activity; and (iii) constraints on the CFPB's budget and resources, although the CFPB continues to retain statutory authority to administer, supervise, and enforce federal consumer financial protection laws. The CFPB's rules have not had a significant impact on the Bank's operations, except for higher compliance costs.

Although national banks, including the Bank, historically have benefited from federal preemption of certain state consumer protection laws, recent court decisions have called into question the scope of preemption under the National Bank Act, potentially narrowing the circumstances in which such laws are preempted, as applied to national banks operating in particular states. As a result, national banks, including the Bank, may be required to monitor, and potentially comply with, a broader range of state consumer protection requirements that could increase the Bank's compliance costs and regulatory complexity, notwithstanding continued OCC support for a robust interpretation of preemption under the National Bank Act.

ITEM 1A. RISK FACTORS

Investing in the Company's common stock involves a high degree of risk. The material risks and uncertainties that management believes affect the Company are described below. Before you decide to invest, you should carefully review and consider the risks described below, together with all other information included in this report and other documents the Company files with the SEC. Any of the following risks, as well as risks that the Company does not know or currently deem immaterial, could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Summary

This is a summary of some of the material risks and uncertainties that management believes affects the Company. The list is not exhaustive but provides a high-level summary of some of the material risks that are further described in this Item 1A. The Company encourages you to read Item 1A in its entirety.

Market and Interest Rate Risks

- interest rate risks associated with the Company's business;

- fluctuations in the values of the securities held in the Company's securities portfolio; and

- governmental monetary, trade and fiscal policies.

Credit Risks

- the Company's ability to successfully manage credit risk, including risks from concentrations within the Company's loan portfolio and large loans to certain borrowers, and maintain an adequate level of allowance for credit losses;

- business and economic conditions in the Company's market areas;

- the overall health of the local and national real estate market;

- concentrations within the Company's loan portfolio; and

- the level of nonperforming assets on the Company's balance sheet.

Operational, Strategic and Reputational Risks

- the impact of economic or market conditions on the Company's fee-based services;

- the Company's ability to implement organic and strategic acquisition growth strategies;

- the Company's ability to raise additional capital to implement its business plan;

- potential impairment to the goodwill the Company recorded in connection with the Company's past acquisitions;

- the Company's ability to continue to grow the retirement and benefit services business;

- the occurrence of fraudulent activity, breaches or failures of the Company's or its third-party vendors' information security controls or cybersecurity-related incidents, including those employing artificial intelligence or resulting from insider fraud;

- interruptions involving the Company's information technology and telecommunications systems or third-party services;

- potential losses incurred in connection with mortgage loan repurchases;

- the composition of the Company's executive management team and the Company's ability to attract and retain key personnel;

- labor shortages;

- regulatory scrutiny concerning the Company's third-party business relationships;

- changes in the Company's dividend policy;

- increased competition in the financial services industry from non-banks;

- global economic and trade conditions; and

- severe weather, natural disasters, effects of climate change, widespread disease or pandemics, acts of war or terrorism, civil unrest or other adverse external events.

Liquidity and Funding Risks

- the Company's ability to successfully manage liquidity risk, including the Company's need to access higher cost sources of funds such as fed funds purchased and short-term borrowings;

- concentrations of large depositors who may have deposits above the FDIC insurance limit;

- the Company's dependence on dividends from the Bank; and

- the Company's ability to maintain sufficient capital and raise additional capital.

Legal, Accounting and Compliance Risks

- the effectiveness of the Company's risk management framework;

- the accuracy of the techniques, models and assumptions underlying the Company's accounting estimates and risk management processes and controls;

- new or revised accounting standards;

- any material weaknesses in the Company's internal control over financial reporting;

- the commencement, cost and outcome of litigation and other legal proceedings and regulatory actions and investigations against the Company or to which the Company may become subject, including investigations and litigation relating to the Company's ESOP and retirement plan fiduciary services commenced by the DOL or third parties;

- the extensive regulatory framework that applies to us; and

- the impact of recent and future legislative and regulatory changes, including policies proposed by the new presidential administration.

Market and Interest Rate Risks

The Company's business is subject to interest rate risk, and fluctuations in interest rates may adversely affect the Company's earnings.

Fluctuations in interest rates may negatively affect the Company's business and may weaken demand for some of the Company's products. The Company's earnings and cash flows are dependent, in part, on net interest income, which is the difference between the interest income that the Company earns on interest-earning assets, such as loans and investment securities, and the interest expense that the Company pays on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates might also impact the values of equity and debt securities under management and administration by the retirement and benefit services and wealth businesses which may have a negative impact on the Company's fee income. Additionally, changes in interest rates also affect the Company's ability to fund operations with client deposits and the fair value of securities in the Company's investment portfolio. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

It is currently expected that, during 2026, the Federal Open Market Committee of the Federal Reserve ("FOMC") will continue to closely monitor interest rates, in part to manage the rate of inflation to its preferred level. In the fourth quarter of 2025, the FOMC decreased the target range for the federal funds rate to a range of 3.50% to 3.75%, following a series of significant increases beginning in 2023. If the FOMC further alters the targeted federal funds rates, overall interest rates likely will continue to change, which may impact the entire national economy. Changes in interest rates directly impact the Company's net interest income and also may affect the demand for loans and the value of fixed-rate investment securities. These effects from interest rate changes or from other sustained economic stress or a recession, among other matters, could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

The Company's interest-earning assets and interest-bearing liabilities may react in different degrees to changes in market interest rates. Interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets and liabilities may lag behind. The result of these changes to rates may cause differing spreads on interest-earning assets and interest-bearing liabilities. The Company cannot control or accurately predict changes in market rates of interest.

In addition, the Company could be prevented from altering the interest rates charged on loans or from maintaining the interest rates offered on deposits and money market savings accounts due to "price" competition from other banks and financial institutions with which the Company competes. As of December 31, 2025, the Company had $807.9 million of non-maturity, noninterest bearing deposit accounts and $2.8 billion of non-maturity interest bearing deposit accounts. The Company does not know what market rates will be throughout 2026, including the frequency and significance with which the FOMC may continue to change the target range for the federal funds rate. If the Company fails to offer interest at a sufficient level to keep these non-maturity deposits, core deposits may be reduced, which would require the Company to obtain funding in other ways or risk slowing future asset growth.

The Company could recognize losses on securities held in the Company's securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of December 31, 2025, the fair value of the Company's securities portfolio was approximately $742.1 million, or 14.2% of total assets. Factors beyond the Company's control can significantly influence and cause potential adverse changes to the fair value of securities in the Company's portfolio. For example, fixed-rate securities acquired by the Company are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or the Company's own analysis of the value of the securities, defaults by the issuers or individual mortgagors with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors, as well as changing economic and market conditions or other factors, could cause write-downs and realized or unrealized losses in future periods and declines in other comprehensive income (loss) ("OCI"), which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects. The process for determining whether a write-down is required usually requires complex, subjective judgments, which could subsequently prove to have been wrong, about the future financial performance and liquidity of the issuer, the fair value of any collateral underlying the security and whether and the extent to which the principal and interest on the security will ultimately be paid in accordance with its payment terms.

A large percentage of the Company's investment securities classified as available-for-sale has fixed interest rates. As is the case with many financial institutions, the Company's emphasis on increasing the development of core deposits, those with no stated maturity date, has resulted in the Company's interest-bearing liabilities having a shorter duration than interest-earning assets. This imbalance can create significant earnings volatility because interest rates change over time. As interest rates increased beginning in 2023, the Company's cost of funds increased more rapidly than the yields on a substantial portion of its interest-earning assets. In addition, the market value of the Company's fixed-rate assets, for example, investment securities, declined during those same periods. In line with the foregoing, the Company has experienced and may continue to experience changes in the cost of interest-bearing liabilities primarily due to changes in the rates the Company pays on some of its deposit products to stay competitive within the Company's market areas and variable borrowing costs resulting from changes in the federal funds rate.

The Company may also incur significant losses from strategic balance sheet repositioning efforts or future asset sales. During the fourth quarter of 2025, the Company sold $360.1 million of available-for-sale securities as part of a strategic balance sheet repositioning, which resulted in a one-time pre-tax net loss of $68.4 million. At December 31, 2025, the Company had $30.2 million of unrealized losses in its securities portfolio. If the Company is forced to liquidate any of those investments prior to maturity, including because of a lack of liquidity, it would recognize as a charge to earnings the losses attributable to those securities. The Company's securities portfolio had a weighted average effective duration of 3.5 years at December 31, 2025, so the Company expects an increase in unrealized losses if interest rates increase in 2026.

Monetary policies of the Federal Reserve could adversely affect the Company's financial condition and results of operations.

In the current environment, economic and business conditions are significantly affected by U.S. monetary policy, particularly the actions of the Federal Reserve in its effort to control levels of inflation. The Federal Reserve is mandated to pursue the goals of maximum employment and price stability and, from 2022 through the first half of 2024, made a series of significant increases to the target Federal Funds rate as part of an effort to combat elevated levels of inflation affecting the U.S. economy. This has helped drive a significant increase in prevailing interest rates, however it has had a negative effect on the Company's net interest income and has harmed the value of the Company's securities portfolio, which had $3.6 million in unrealized losses in available-for-sale investment securities at December 31, 2025. This decline in value has negatively affected the Company's tangible book value. Higher interest rates can also negatively affect the Company's customers' businesses and financial condition, and the value of collateral securing loans in the Company's portfolio. While the FOMC reduced the target range for the federal funds rate in 2025, there is no guarantee that these decreases will be continued in 2026.

The Company cannot guarantee that its stock repurchase program will be fully implemented or that it will enhance long-term stockholder value.

On December 12, 2023, the Company's board of directors (the "Board") approved a new stock repurchase program (the "Stock Repurchase Program"), which became effective on February 18, 2024, and which authorizes the Company to repurchase up to 1,000,000 shares of its common stock, subject to certain limitations and conditions. The Stock Repurchase Program replaced and superseded the previous 770,000 share stock repurchase program (the "Old Stock Repurchase Program"), under which approximately 413,526 shares remained at the time it was replaced. The Stock Repurchase Program will expire on February 18, 2027. The repurchase program does not obligate the Company to repurchase any shares of its common stock, and other than repurchases that have been completed to date, there is no assurance that the Company will do so or that the Company will repurchase shares at favorable prices. The repurchase program may be suspended or terminated at any time and, even if fully implemented, the repurchase program may not enhance long-term stockholder value.

Credit Risks

The Company's business depends on its ability to manage credit risk.

As a bank, the Company's business requires it to manage credit risk; however, default risk may arise from events or circumstances that are difficult to detect, such as fraud, or difficult to predict, such as catastrophic events affecting certain industries. As a lender, the Company is exposed to the risk that its borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, proper loan underwriting, and changes in economic and industry conditions, and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to the Company about its business in a timely manner, or may present inaccurate or incomplete information to the Company, as well as risks relating to the value of collateral. To manage credit risk, the Company must, among other actions, maintain disciplined and prudent underwriting standards and ensure that the Company's bankers follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by the Company's employees in underwriting and monitoring loans, or the Company's inability to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of the Company's loan portfolio, may result in loan defaults, foreclosures and charge-offs and may necessitate that the Company significantly increase its allowance for credit losses, each of which could adversely affect net income. As a result, the Company's inability to successfully manage credit risk could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's allowance for credit losses may prove to be insufficient to absorb potential losses in its loan portfolio.

The Company establishes and maintains its allowance for credit losses at a level that management considers adequate to absorb current expected credit losses based on an analysis of the Company's loan portfolio and current market environment. The allowance for credit losses represents the Company's estimate of expected losses in the portfolio at each balance sheet date and is based upon relevant information available at such time. The allowance contains provisions for expected losses that have been identified relating to specific borrowing relationships, as well as expected losses inherent in the loan portfolio that are not specifically identified. Additions to the allowance for credit losses, which are charged to earnings through the provision for credit losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in the Company's market area. The actual amount of credit losses is affected by, among other things, changes in economic, operating, and other conditions within the Company's markets, which may be beyond the Company's control, and such losses may exceed current estimates.

As of December 31, 2025, the Company's allowance for credit losses as a percentage of total loans was 1.53%, and as a percentage of total nonperforming loans was 89.7%. Although management believes that the allowance for credit losses was adequate on such date to absorb probable losses on existing loans that may become uncollectible, losses in excess of the existing allowance will reduce net income and could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects. The Company may also be required to take additional provisions for loan losses in the future to further supplement the allowance for credit losses, either due to management's assessment that the allowance is inadequate or as required by the Company's banking regulators. The Company's banking regulators periodically review the Company's allowance for credit losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require the Company to adjust its determination of the value for these items. These adjustments may have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Nonperforming assets take significant time and resources to resolve and adversely affect the Company's net interest income.

The Company's nonperforming assets adversely affect net interest income in various ways. The Company does not record interest income on nonaccrual loans or foreclosed assets, thereby adversely affecting net income and returns on assets and equity. When the Company takes collateral in foreclosure and similar proceedings, the Company is required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and foreclosed assets also increase the Company's risk profile and the level of capital the Company's regulators believe is appropriate for the Company to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management, which increases the Company's loan administration costs and adversely affects its efficiency ratio and can be detrimental to the performance of their other responsibilities, and may also involve additional financial resources. If the Company experiences increases in nonperforming loans and nonperforming assets, net interest income may be negatively impacted and the Company's loan administration costs could increase, each of which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

A decline in the business and economic conditions in the Company's market areas could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's business activities and credit exposure, including real estate collateral for many of its loans, are concentrated in North Dakota, Minnesota and Arizona, although the Company also pursues business opportunities nationally. This concentration imposes risks from lack of geographic diversification. Weak economic conditions in North Dakota, Minnesota or Arizona may affect the Company's business, financial condition, results of operations and growth prospects, where adverse economic developments, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of the Company's loans and loan servicing portfolio. Weak economic conditions are characterized by, among other indicators, state and local government deficits, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. Any regional or local economic downturn that affects North Dakota, Minnesota, Arizona or existing or prospective borrowers or property values in such areas may affect the Company and the Company's profitability more significantly and more adversely than the Company's competitors whose operations are less geographically concentrated. Further, a general economic slowdown could decrease the value of the assets under administration ("AUA") and assets under management ("AUM") of the Company's retirement and benefit services and wealth businesses resulting in lower fee income, and clients could potentially seek alternative investment opportunities with other providers, which could also result in lower fee income to us. The Company's business is also significantly affected by monetary, trade and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the Company's control, are difficult to predict and could have a material adverse effect on the Company's business, financial position, results of operations and growth prospects.

Continued elevated levels of inflation could adversely impact the Company's business, financial condition, results of operations and growth prospects.

The United States has experienced elevated levels of inflation in recent years, with the consumer price index climbing approximately 2.7% in 2025, before seasonal adjustment. Continued elevated levels of inflation could have complex effects on the Company's business, results of operations and financial condition, some of which could be materially adverse. For example, while the Company generally expects any inflation-related increases in the Company's interest expense to be offset by increases in interest income, inflation-driven increases in the Company's levels of noninterest expense could negatively impact results of operations. Continued elevated levels of inflation could also cause increased volatility and uncertainty in the business environment, which could adversely affect loan demand and the Company's clients' ability to repay indebtedness. It is possible that governmental responses to the current inflation environment, such as changes to monetary and fiscal policy that are too strict, or the imposition or threatened imposition of price controls, could adversely affect the Company's business. The duration and severity of the current inflationary period cannot be estimated with precision.

The Company's loan portfolio has a large concentration of commercial real estate loans, which involve risks specific to real estate values and the health of the real estate market generally.

The market value of real estate can fluctuate significantly in a short period of time as a result of interest rates and market conditions in the area in which the real estate is located, and some of these values have been negatively affected by changes in prevailing interest rates in recent years. Adverse developments affecting real estate values in the Company's market areas could increase the credit risk associated with the Company's loan portfolio. Additionally, the repayment of CRE loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events, including decreases in office occupancy due to the shift to remote working environments following the COVID-19 pandemic or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties. If loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then the Company may not be able to realize the full value of the collateral that the Company anticipated at the time of originating the loan, which could force the Company to take charge-offs or require the Company to increase the Company's provision for loan losses, which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Because a significant portion of the Company's loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity, as well as environmental factors, could impair the value of collateral securing the Company's real estate loans and result in loan and other losses.

At December 31, 2025, approximately 79.8% of the Company's total loan portfolio was comprised of loans with real estate as a primary component of collateral. The repayment of such loans is highly dependent on the ability of the borrowers to meet their loan repayment obligations to us, which can be adversely affected by economic downturns that can lead to (i) declines in the rents or decreases in occupancy and, therefore, in the cash flows generated by those real properties on which the borrowers depend to fund their loan payments to us, (ii) decreases in the values of those real properties, which make it more difficult for the borrowers to sell those real properties for amounts sufficient to repay their loans in full and (iii) job losses of residential home buyers, which makes it more difficult for these borrowers to fund their loan payments. As a result, adverse developments affecting real estate values in the Company's market areas could increase the credit risk associated with the Company's real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of interest rates and market conditions in the area in which the real estate is located and some of these values have been negatively affected by the recent rise in prevailing interest rates. Adverse changes affecting real estate values, including decreases in office occupancy due to the shift to remote working environments and the liquidity of real estate in one or more of the Company's markets could increase the credit risk associated with the Company's loan portfolio, significantly impair the value of property pledged as collateral on loans and affect the Company's ability to sell the collateral upon foreclosure without a loss or additional losses or the Company's ability to sell those loans on the secondary market. Such declines and losses would have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects. If real estate values decline, it is also more likely that the Company would be required to increase the Company's allowance for credit losses, which would have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects. In addition, adverse or extreme weather events, including tornadoes, wildfires, flooding and mudslides can cause damage to property pledged as collateral on loans, which could result in additional losses upon a foreclosure.

In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If the Company forecloses on and takes title to such properties, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Many of the Company's loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

Commercial and industrial loans represented 18.2% of the Company's total loan portfolio at December 31, 2025. These loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the business involved, repayment of such loans is often more sensitive than other types of loans to the general business climate and economy. Accordingly, a challenging business and economic environment generally, or in certain specific industries, may increase the Company's risk related to commercial loans. In the current economic environment, the cumulative effects of inflation, labor shortages, supply chain constraints and the threat of new tariffs, recession and changes to immigration policies which could impact labor supply may adversely affect C&I loans, especially if general economic conditions worsen. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. The Company's C&I loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business and economic trends. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. Due to the larger average size of each commercial loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Construction and land development loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and the Company may be exposed to significant losses on loans for these projects.

Construction and land development loans comprised approximately 6.1% of the Company's total loan portfolio as of December 31, 2025. Such lending involves additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result, construction and land development loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If the Company's appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, the Company may have inadequate security for the repayment of the loan upon completion of construction of the project. If the Company is forced to foreclose on a project prior to or at completion due to a default, the Company may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, the Company may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while the Company attempts to dispose of it.

The Company's concentration of one-to-four family residential mortgage loans may result in lower yields and profitability.

One-to-four family residential mortgage loans comprised $908.4 million and $954.6 million, or 22.4% and 23.9%, of the Company's loan portfolio at December 31, 2025 and 2024, respectively. These loans are secured primarily by properties located in the states of Minnesota, North Dakota and Arizona. These loans generally have lower yields relative to other loan categories within the Company's loan portfolio. While these loans may possess higher yields than investment securities, their repayment characteristics are not as well defined, and they generally possess a higher degree of interest rate risk versus other loans and investment securities within the Company's portfolio. This increased interest rate risk is due to the repayment and prepayment options inherent in residential mortgage loans which are exercised by borrowers based upon the overall level of interest rates. These residential mortgage loans are generally made on the basis of the borrower's ability to make repayments from his or her employment and the value of the property securing the loan. Thus, as a result, repayment of these loans is also subject to general economic and employment conditions within the communities and surrounding areas where the property is located.

A decline in residential real estate market prices or home sales has the potential to adversely affect the Company's one-to-four family residential mortgage portfolio in several ways, such as a decrease in collateral values and an increase in non-performing loans, each of which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The small to midsized businesses that the Company lends to may have fewer resources to weather adverse business developments, which may impair their ability to repay their loans.

The Company lends to small to midsized businesses, which generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair their ability to repay their loans. In addition, the success of a small or midsized business often depends on the management talents and efforts of a small number of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which the Company operates and small to midsized businesses are adversely affected or the Company's borrowers are otherwise affected by adverse business developments, the Company's business, financial condition, results of operations and growth prospects may be materially adversely affected.

Real estate market volatility and future changes in the Company's disposition strategies could result in net proceeds that differ significantly from the Company's foreclosed asset fair value appraisals.

As of December 31, 2025, the Company had $0.3 million of foreclosed assets, which typically consist of properties that the Company obtains through foreclosure. Assets acquired through loan foreclosure are included in other assets and are initially recorded at estimated fair value less estimated selling costs. The estimated fair value of foreclosed assets is evaluated regularly and any decreases in value along with holding costs, such as taxes, insurance and utilities, are reported in noninterest expense.

In response to market conditions and other economic factors, the Company may utilize alternative sale strategies other than orderly disposition as part of the Company's foreclosed asset disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of the Company's foreclosed assets.

The Company's exposure to home equity lines of credit may increase the potential for loss.

The Company's mortgage loan portfolio consists, in part, of home equity lines of credit ("HELOC"). A large portion of home equity lines of credit are originated in conjunction with the origination of first mortgage loans eligible for sale in the secondary market, which the Company typically does not service if the loan is sold. By not servicing the first mortgage loans, the Company is unable to track any delinquency status which may indicate whether such loans are at risk of foreclosure by others. In addition, home equity lines of credit are initially offered as "revolving" lines of credit whereby the borrowers are only required to make scheduled interest payments during the initial terms of the loans, which is generally five or ten years. Thereafter, the borrowers no longer have the ability to make principal draws from the lines and the loans convert to a fully-amortizing basis, requiring scheduled principal and interest payments sufficient to repay the loans within a certain period of time, which is generally 15 or 20 years. The conversion of a HELOC to a fully amortizing basis presents an increased level of default risk to the Company since the borrower no longer has the ability to make principal draws on the line, and the amount of the required monthly payment could substantially increase to provide for scheduled repayment of principal and interest.

Operational, Strategic and Reputational Risks

Noninterest income represents a significant portion of the Company's total revenue and may be negatively impacted by changes in economic or market conditions and competition.

A significant portion of the Company's revenue results from fee-based services provided by the retirement and benefit and wealth services business. This contrasts with many other community and regional banks that rely more heavily on interest-based sources of revenue, such as loans and investment securities. For the year ended December 31, 2025, noninterest income represented approximately 23.1% of the Company's total revenue, which includes net interest income and noninterest income, a significant portion of which is derived from the Company's retirement and benefit services business. This fee income business presents special risks not borne by other institutions that focus exclusively on banking. The level of these fees is influenced by several factors, including the number of plans and participants the Company provides retirement, advisory and other services for, the level of transactions within the plans, the investment decisions of plans and participants and overall asset values of the plans whose fees are earned based on the level of assets in the plans, and the number of wealth clients and the asset values of their accounts. If the Company is unable to maintain the Company's number of retirement plans participants, and wealth clients, AUA and AUM at historical or greater levels, the Company's fee income derived from this business may decline. For example, in a typical year the Company expects to experience outflows in AUA and AUM due to withdrawals, client turnover, plan terminations and mergers and acquisition activity. In 2025, the Company experienced outflows of $6.5 billion in the Company's retirement and benefit services division partially offset by inflows of $5.6 billion.

In addition, economic, market or other factors that reduce the level or rates of savings in or with the Company's clients, either through reductions in financial asset valuations or through changes in investor preferences, could materially reduce the Company's fee revenue. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the Company's control. The Company cannot assure you that broad market performance will be favorable in the future. Declines in the financial markets or a lack of sustained growth may result in a corresponding decline in the Company's performance and may adversely affect the value of the assets that the Company manages. A general economic slowdown could decrease the value of the AUA and AUM in the Company's retirement and benefit services and wealth businesses and result in clients potentially seeking alternative investment opportunities with other providers, which could result in lower fee income to the Company.

Even when economic and market conditions are generally favorable, the Company's investment performance may be adversely affected by the investment style of the Company's asset managers and the particular investments that they make. To the extent the Company's future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of the Company's wealth business will likely be reduced and the Company's ability to attract new clients will likely be impaired. In addition, the Company's management contracts generally provide for fee payments for wealth and trust services based on the market value of AUM. Because most contracts provide for a fee based on market values of securities, fluctuations in the underlying securities values may have a material adverse effect on the Company's revenue. Fee compression due to competitive pressures has resulted in and continues to result in significant pressure to reduce the fees the Company charges for the Company's services in both the retirement and benefit services and wealth businesses.

The Company may not be successful in implementing the Company's organic growth strategy, which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Part of the Company's business strategy is to focus on organic growth, which includes leveraging the Company's business lines across the Company's entire client base, enhancing brand awareness and building the Company's infrastructure. The success of the Company's organic growth strategy depends on the Company's ability to increase loans, deposits, AUM and AUA at acceptable risk levels without incurring offsetting increases in noninterest expense. The Company may not be successful in generating organic growth if the Company fails to effectively execute its business strategy, or as a result of other factors, including delays in introducing and implementing new products and services and other impediments resulting from regulatory oversight or lack of qualified personnel at the Company's office locations. In addition, the success of the Company's organic growth strategy will depend on maintaining sufficient regulatory capital levels, the Company's ability to raise additional capital to implement its business plan and on favorable economic conditions in the Company's primary market areas. Failure to adequately manage the risks associated with the Company's anticipated organic growth could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

In addition to the Company's organic growth strategy, it intends to expand business by acquiring other banks and financial services companies, but may not be successful in doing so, either because of an inability to find suitable acquisition candidates, constrained capital resources or otherwise.

While a key element of the Company's business strategy is to grow the Company's banking franchise and increase the Company's market share through organic growth, the Company intends to take advantage of opportunities to acquire other banks and financial services companies, including wealth management and retirement administration businesses, as such opportunities present themselves. For example, in the fourth quarter of 2024, the Company completed the acquisition of HMNF, the holding company for Home Federal Savings Bank headquartered in Rochester, Minnesota. Although the Company intends to continue to grow its business through organic growth and strategic acquisitions, because certain of the Company's market areas are comprised of mature, rural communities with limited population growth, the Company anticipates that much of its future growth will be dependent on the Company's ability to successfully implement the Company's acquisition growth strategy. However, the Company may not be able to identify suitable acquisition targets, or may not succeed in seizing such opportunities when they arise or in integrating any such banks or financial service companies within the Company's existing business framework following acquisition. In addition, even if suitable targets are identified, the Company expects to compete for such businesses with other potential bidders, many of which may have greater financial resources than the Company, which may adversely affect the Company's ability to make acquisitions at attractive prices. The Company's ability to execute on acquisition opportunities may require the Company to raise additional capital and to increase the Company's capital position to support the growth of the Company's franchise. It will also depend on market conditions over which the Company has no control. Moreover, certain acquisitions may require the approval of the Company's bank regulators, and the Company may not be able to obtain such approvals on acceptable terms, if at all.

If the Company pursues additional strategic acquisitions, it may expose the Company to financial, execution and operational risks that could have a material adverse effect on the Company's business, financial position, results of operations and growth prospects.

Since 2000, the Company has experienced significant growth, both organically and through acquisitions of banks and other financial service providers, including wealth and retirement administration businesses. The Company plans to continue to grow its business by executing additional strategic acquisitions of all or parts of other banks or financial institutions or through the hiring of teams of employees that fit within the Company's overall strategy and that the Company believes make financial and strategic sense. These acquisitions may result in the Company entering new markets.

If the Company grows through acquisitions, it may expose it to financial, execution and operational risks that could have a material adverse effect on the Company's business, financial position, results of operations and growth prospects. Acquiring other banks and financial service providers involve risks commonly associated with acquisitions, including:

- potential exposure to unknown or contingent liabilities of the banks and businesses the Company acquires;

- exposure to potential asset and credit quality issues of the acquired bank or related business;

- difficulty and expense of integrating the operations, culture and personnel of banks and businesses the Company acquires, including higher than expected deposit attrition;

- potential disruption to the Company's business;

- potential restrictions on the Company's business resulting from the regulatory approval process;

- an inability to realize the expected revenue increases, costs savings, market presence or other anticipated benefits;

- potential diversion of the Company's management's time and attention; and

- the possible loss of key employees and clients of the banks and businesses the Company acquires.

In addition to the foregoing, the Company may face risks in acquisitions to the extent the Company acquires new lines of business or new products, or enter new geographic areas, in which the Company has little or no current experience, especially if the Company loses key employees of the acquired operations. If the Company hires a new team of employees, the Company may incur additional expenses relating to their compensation without any guarantee that such new team will be successful in generating new business. In addition, if the Company later determines that the value of an acquired business has decreased and that the related goodwill is impaired, an impairment of goodwill charge to earnings would be recognized.

Acquisitions involve inherent uncertainty and the Company cannot assure you that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. The Company's inability to overcome risks associated with acquisitions could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's retirement and benefit services business relies on acquisitions to maintain and grow the Company's AUA and AUM.

In 2025, the Company's retirement and benefit services business experienced outflows of AUA and AUM of $6.5 billion, due to participant withdrawals, client turnover, plan terminations and mergers and acquisition activity. the Company believes this level of runoff is typical in the industry. To maintain and grow this business, the Company believes it needs to be an active acquirer and seek to complete acquisitions of retirement administration providers if the Company is able to find quality acquisition opportunities. If the Company is unable to source a pipeline of potential acquisitions of companies that it determines are a good strategic fit for the Company, the Company's retirement and benefit services business may fail to grow or even shrink, which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

If the Company is unable to continue to originate residential real estate loans and sell them into the secondary market for a profit, the Company's noninterest income could decrease.

The Company derives a portion of its noninterest income from the origination of RRE loans and the subsequent sale of such loans into the secondary market. If the Company is unable to continue to originate and sell RRE loans at historical or greater levels, it could negatively impact the Company's earnings. A shifting interest rate environment, general economic conditions, market volatility or other factors beyond the Company's control could adversely affect the Company's ability to originate RRE loans. Mortgage banking income is highly influenced by the level and direction of mortgage interest rates and real estate and refinancing activity. In a lower interest rate environment, the demand for mortgage loans and refinancing activity will tend to increase. This has the effect of increasing fee income, but could adversely impact the estimated fair value of the Company's mortgage servicing rights as the rate of loan prepayments increase. In a higher interest rate environment, the demand for mortgage loans and refinancing activity will generally be lower. This has the effect of decreasing fee income opportunities. As a result of the elevated interest rate environment over the past few years, the Company saw continued lower demand for mortgage loans and refinancing activity in 2025. In 2025, the Company originated $484.8 million of mortgage loans, compared to $334.3 million in 2024.

The financial services industry is experiencing an increase in regulatory and compliance requirements related to mortgage loan originations necessitating technology upgrades and other changes. If new regulations continue to increase and the Company is unable to make conforming technology upgrades, the Company's ability to originate mortgage loans will be reduced or eliminated. Additionally, the Company sells a large portion of its RRE loans to third-party investors, and changing interest rates could affect the Company's ability to generate suitable profits on the sale of such loans. If interest rates increase after the Company originates the loans, the Company's ability to market those loans is impaired as the profitability on the loans decreases. These fluctuations can have an adverse effect on the revenue the Company generates from RRE loans and in certain instances, could result in a loss on the sale of the loans.

In addition, a prolonged period of illiquidity in the secondary mortgage market, coupled with higher interest rates, could reduce the demand for residential mortgage loans and increase investor yield requirements for those loans. As a result, the Company may be at higher risk of retaining a larger portion of mortgage loans than in other environments until they are sold to investors. Any reduction of loan production volumes could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The occurrence of fraudulent activity, breaches or failures of the Company's information security controls or cybersecurity related incidents could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

As a financial institution, the Company is susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against the Company, its clients or third parties with whom the Company interacts, which may result in financial losses or increased costs to the Company or its clients, disclosure or misuse of the Company's information or its client information, misappropriation of assets, privacy breaches against the Company's clients, litigation or damage to the Company's reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by the Company or its clients, denial or degradation of service attacks and malware or other cyber-attacks.

In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector, due to cyber criminals targeting commercial bank accounts and as a result of increasingly sophisticated methods of conducting cyber-attacks, including those employing artificial intelligence or resulting from insider fraud. Consistent with industry trends, the Company has also experienced an increase in attempted electronic fraudulent activity, security breaches and cybersecurity related incidents in recent periods. Moreover, several large corporations, including retail companies, financial institutions and third-party vendors specializing in providing services to financial institutions, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients and employees and subjecting them to potential fraudulent activity. The Company is not aware of having experienced any misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information having a material impact on the Company as a result of a direct cyber security breach or other act on the Bank; however, some of the Company's clients and third-party vendors have been affected by such breaches, which could increase their risks of identity theft and other fraudulent activity that could involve client accounts at the Bank.

Information pertaining to the Company and its clients is maintained, and transactions are executed, on networks and systems maintained by the Company and certain third-party partners, such as the Company's online banking, mobile banking, record-keeping or accounting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect the Company and the Company's clients against fraud and security breaches and to maintain the confidence of the Company's clients. Breaches of information security also may occur through intentional or unintentional acts by those having access to the Company's systems or the confidential information of the Company's clients, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that the Company uses to prevent fraudulent transactions and to protect data about us, the Company's clients and underlying transactions, as well as the technology used by the Company's clients to access the Company's systems. The Company's third-party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in a number of negative events, including losses to the Company or its clients, loss of business or clients, damage to the Company's reputation, the incurrence of additional expenses, disruption to the Company's business, additional regulatory scrutiny or penalties or the Company's exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Issues with the use of artificial intelligence in our marketplace may result in reputational harm or liability, or could otherwise adversely affect the Company's business.

Artificial intelligence, including generative artificial intelligence, is or may be enabled by or integrated into the Company's products or those developed by its third-party partners. As with many developing technologies, artificial intelligence presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. Artificial intelligence algorithms may be flawed, for example datasets may contain biased information or otherwise be insufficient, and inappropriate or controversial data practices could impair the acceptance of artificial intelligence solutions and result in burdensome new regulations. If the analyses of those products incorporating artificial intelligence assist in producing for the Company or its third-party partners are deficient, biased or inaccurate, the Company could be subject to competitive harm, potential legal liability and brand or reputational harm. The use of artificial intelligence may also present ethical issues. If the Company or its third-party partners offer artificial intelligence enabled products that are controversial because of their purported or real impact on human rights, privacy, or other issues, the Company may experience competitive harm, potential legal liability and brand or reputational harm. In addition, the Company expects that governments will continue to assess and implement new laws and regulations concerning the use of artificial intelligence, which may affect or impair the usability or efficiency of products and services and those developed by the Company's third-party partners.

The Company depends on information technology and telecommunications systems, and any systems failures, interruptions or data breaches involving these systems could adversely affect the Company's operations and financial condition.

The Company's business is highly dependent on the successful and uninterrupted functioning of its information technology and telecommunications systems, third-party servicers, accounting systems, mobile and online banking platforms and financial intermediaries. The risks resulting from use of these systems result from a variety of factors, both internal and external. The Company is vulnerable to the impact of failures of its systems to operate as needed or intended. Such failures could include those resulting from human error, unexpected transaction volumes, intentional attacks or overall design or performance issues.

The Company outsources to third parties many of its major systems, such as data processing and mobile and online banking. In addition, the Company partners with a leading financial technology company to create an online account portal that integrates the Company's diverse product applications into a user-friendly experience for the Company's consumer clients. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt the Company's operations. Because the Company's information technology and telecommunications systems interface with and depend on third-party systems, the Company could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. A system failure or service denial could result in a deterioration of the Company's ability to process loans or gather deposits and provide customer service, compromise the Company's ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage the Company's reputation, result in a loss of client business or subject the Company to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on business, financial condition, results of operations and growth prospects. In addition, failures of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt the Company's operations or adversely affect its reputation.

It may be difficult for the Company to replace some of its third-party vendors, particularly vendors providing the Company's core banking and information services, in a timely manner if they are unwilling or unable to provide the Company with these services in the future for any reason and even if the Company is able to replace them, it may be at higher cost or result in the loss of clients. Any such events could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's operations rely heavily on the secure processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. The Company also interacts with and relies on retailers, for whom the Company processes transactions, as well as financial counterparties and regulators. Each of these third parties may be targets of the same types of fraudulent activity, computer break-ins and other cybersecurity breaches described above, including those employing artificial intelligence, and the cybersecurity measures that they maintain to mitigate the risk of such activity may be different than the Company's own and may be inadequate.

Because financial entities and technology systems are becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including ourselves. As a result of the foregoing, the Company's ability to conduct business may be adversely affected by any significant disruptions to the Company or to third parties with whom the Company interacts.

The Company has a continuing need for technological change, and may not have the resources to effectively implement new technologies or experience operational challenges when implementing new technologies.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part upon its, and its third-party partners', ability to address the needs of the Company's clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in operations. The widespread adoption of new technologies, including mobile banking services, artificial intelligence, cryptocurrencies and payment systems, could require the Company in the future to make substantial expenditures to modify or adapt the Company's existing products and services as it grows and develops new products to satisfy the Company's customers' expectations, remain competitive and comply with regulatory guidance. The Company may experience operational challenges as it implements these new technology enhancements, which could result in the Company not fully realizing the anticipated benefits from such new technology or require the Company to incur significant costs to remedy any such challenges in a timely manner.

Many of the Company's larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that the Company will be able to offer, which would put the Company at a competitive disadvantage. Accordingly, a risk exists that the Company will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to the Company's clients.

In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause the Company to fail to comply with applicable laws. The Company expects that new technologies and business processes applicable to the financial services industry will continue to emerge, and these new technologies and business processes may be better than those the Company currently uses. Because the pace of technological change is high and the Company's industry is intensely competitive, it may not be able to sustain the Company's investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject the Company to financial losses or regulatory sanctions and seriously harm the Company's business, financial condition, results of operations and reputation. Misconduct by the Company's employees could include hiding unauthorized activities, improper or unauthorized activities on behalf of the Company's customers or improper use of confidential information. It is not always possible to prevent employee errors or employee and customer misconduct, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject the Company to financial claims for negligence.

The Company maintains a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If the Company's internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on the Company's business, financial condition results of operations, growth prospects and reputation.

Potential losses incurred in connection with possible repurchases and indemnification payments related to mortgages that the Company has sold into the secondary market may require the Company to increase its financial statement reserves in the future.

The Company engages in the origination and sale of RRE loans into the secondary market. In connection with such sales, the Company makes certain representations and warranties, which, if breached, may require the Company to repurchase such loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. These representations and warranties vary based on the nature of the transaction and the purchaser's or insurer's requirements but generally pertain to the ownership of the mortgage loan, the real property securing the loan and compliance with applicable laws and applicable lender and government-sponsored entity underwriting guidelines in connection with the origination of the loan. While the Company believes its mortgage lending practices and standards to be adequate, the Company may receive repurchase or indemnification requests in the future, which could be material in volume. If that were to happen, the Company could incur losses in connection with loan repurchases and indemnification claims, and any such losses might exceed the Company's financial statement reserves, requiring the Company to increase such reserves. In that event, any losses the Company might have to recognize and any increases the Company might have to make to the Company's reserves could have a material adverse effect on the Company's business, financial position, results of operations and growth prospects.

The Company is highly dependent on its executive management team, and the loss of any of the Company's senior executive officers or other key employees, or the Company's inability to attract and retain qualified personnel, could harm the Company's ability to implement its strategic plan and impair the Company's relationships with clients.

The Company's success is dependent, to a large degree, upon the continued service and skills of the Company's executive management team, which consists of Katie Lorenson, President and Chief Executive Officer; Alan Villalon, Chief Financial Officer; Jim Collins, Chief Banking and Revenue Officer; Missy Keney, Chief Engagement Officer; Karin Taylor, Chief Operating Officer; and Forrest Wilson, Chief Retirement Services Officer. The Company's business and growth strategies are built primarily upon its ability to retain employees with experience and business relationships within the Company's market areas. The loss of any of the members of the Company's executive management team or any of the Company's other key personnel, including client advisors, could have an adverse impact on the Company's business and growth because of their skills, years of industry experience, knowledge of the Company's market areas, the difficulty of finding qualified replacement personnel and any difficulties associated with transitioning of responsibilities to any new members of the executive management team. As such, the Company needs to continue to attract and retain key personnel and to recruit qualified individuals who fit the Company's culture to succeed existing key personnel and ensure the continued growth and successful operation of the Company's business. Leadership changes may occur from time to time, and the Company cannot predict whether significant retirements or resignations will occur or whether the Company will be able to recruit additional qualified personnel.

Competition for senior executives and skilled personnel in the financial services industry is intense, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. In addition, the Company's ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by our financial condition, and by applicable banking laws and regulations. The loss of the services of any senior executive or other key personnel, the inability to recruit and retain qualified personnel in the future or the failure to develop and implement a viable succession plan could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's ability to retain and recruit employees is critical to the success of its business strategy and any failure to do so could impair the Company's customer relationships and adversely affect its business, financial condition, results of operations and growth prospects.

The Company's ability to retain and grow its loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of the Company's employees. If the Company loses the services of any of its employees, including successful employees employed by banks or other businesses that the Company may acquire, to a new or existing competitor or otherwise, the Company may not be able to retain valuable relationships and some of its customers could choose to use the services of a competitor instead of the Company's services.

The Company's success and growth strategy also depends on its continued ability to attract and retain experienced employees for all of the Company's business lines. The Company may face difficulties in recruiting and retaining personnel of its desired caliber, including as a result of competition from other financial institutions. Competition for high quality personnel is strong and the Company may not be successful in attracting or retaining the personnel it requires. In particular, many of the Company's competitors are significantly larger with greater financial resources and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, the Company may incur significant expenses and expend significant time and resources on training, integration, and business development before the Company is able to determine whether a new employee will be profitable or effective in their role. If the Company is unable to attract and retain a successful customer development and management team or if the Company's customer development and management team fails to meet its expectations in terms of customer relationships and profitability, the Company may be unable to execute its business strategy and its business, financial condition, results of operations and growth prospects may be negatively affected.

Labor shortages and a failure to attract and retain qualified employees could negatively impact the Company's business, financial condition, results of operations and growth prospects.

A number of factors may adversely affect the labor force available to the Company or increase labor costs, including changes in unemployment levels and decreased labor force size and participation rates. Although the Company has not experienced any material labor shortage to date, the Company continues to observe an overall tightening of and increase in competition in local labor markets. A sustained labor shortage or increased turnover rates within the Company's employee base could lead to increased costs, such as increased compensation expense to attract and retain employees, as well as decreased efficiency. In addition, if the Company is unable to hire and retain employees capable of performing at a high-level, or if mitigation measures the Company takes to respond to a decrease in labor availability have unintended negative effects, the Company's business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor-driven inflation, caused by general macroeconomic factors, could have a material adverse impact on the Company's business, financial condition, results of operations and growth prospects.

The Company's ability to maintain its reputation is critical to the success of the Company's business, and the failure to do so may materially adversely affect its business and the value of the Company's stock.

The Company relies, in part, on its reputation to attract clients and retain client relationships. Damage to the Company's reputation could undermine the confidence of its current and potential clients in the Company's ability to provide high-quality financial services. Such damage could also impair the confidence of the Company's counterparties and vendors and ultimately affect its ability to effect transactions. In particular, the Company's ability to attract and retain clients and employees could be adversely affected to the extent its reputation is damaged. The Company's actual or perceived failure to address various issues could give rise to reputational risk that could cause harm to the Company and its business prospects. These issues include, but are not limited to, legal and regulatory requirements; privacy; client and other third-party fraud; properly maintaining and safeguarding client and employee personal information; money laundering; illegal or fraudulent sales practices; ethical issues; appropriately addressing potential conflicts of interest; and the proper identification and disclosure of the legal, reputational, credit, liquidity and market risks inherent in the Company's products. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions, reputational harm and legal risks, which could, among other consequences, increase the size and number of litigation claims and damages asserted or subject the Company to enforcement actions, fines and penalties and cause the Company to incur related costs and expenses. In addition, the Company's businesses are dependent on the integrity of its relationships, asset managers and other employees. If a relationship manager, asset manager or other employee were to misappropriate any client funds or client information, the reputation of the Company's businesses could be negatively affected, which may result in the loss of accounts and could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Maintenance of the Company's reputation depends not only on its success in maintaining the Company's service-focused culture and controlling and mitigating the various risks described in this report, but also on the Company's success in identifying and appropriately addressing issues that may arise in the areas described above. Maintaining the Company's reputation also depends on its ability to successfully prevent third parties from infringing on the "Alerus" brand and associated trademarks and the Company's other intellectual property. Defense of the Company's reputation, trademarks and other intellectual property, including through litigation, could result in costs that could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's use of third-party vendors and its other ongoing third-party business relationships is subject to increasing regulatory requirements and attention.

The Company's use of third-party vendors, including the financial technology company it partners with to create a customer portal, for certain information systems is subject to increasingly demanding regulatory requirements and attention by the Company's federal bank regulators. Recent regulations require the Company to enhance its due diligence, ongoing monitoring and control over the Company's third-party vendors and other ongoing third-party business relationships. In certain cases, the Company may be required to renegotiate the Company's agreements with these vendors to meet these enhanced requirements, which could increase costs. The Company expects that regulators will hold the Company responsible for deficiencies in oversight and control of its third-party relationships and in the performance of the parties with which the Company has these relationships. As a result, if the Company's regulators conclude that it has not exercised adequate oversight and control over the Company's third-party vendors or other ongoing third-party business relationships or that such third parties have not performed appropriately, the Company could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for client remediation, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company faces intense competition from other banks and non-bank financial services companies that could hurt its business.

The Company operates in the highly competitive financial services industry and faces significant competition for clients from financial institutions located both within and beyond the Company's market areas. Overall, the Company competes with national commercial banks, regional banks, private banks, mortgage companies, online lenders, savings banks, credit unions, non-bank financial services companies, other financial institutions, including investment advisory and wealth management firms, financial technology companies, digital asset service providers and securities brokerage firms, operating within or near the areas the Company serves. Many of the Company's non-bank competitors are not subject to the same extensive regulations that govern the Company's activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation.

While the Company does not offer products relating to digital assets, including cryptocurrencies, stablecoins and other similar assets, there has been a significant increase in digital asset adoption globally over the past several years. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers—which, at present are not subject to the same degree of scrutiny and oversight as banking organizations and other financial institutions—are becoming active competitors to more traditional financial institutions.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Company's business, financial condition and results of operations. Potential partnerships with digital asset companies, moreover, could also entail significant investment.

In the Company's banking business, it may not be able to compete successfully with other financial institutions in the Company's markets, particularly with larger financial institutions that have significantly greater resources than us, and the Company may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability. In addition, increased lending activity of competing banks has also led to increased competitive pressures on loan rates and terms for high-quality credits.

Competition in the retirement and benefit services and wealth management businesses is especially strong in the Company's geographic market areas because there are numerous well-established, well-resourced, well-capitalized, and successful investment management, wealth advisory and wealth management and trust firms in these areas. In addition, the record-keeping and administration industry is dominated by a small number of larger institutions that may charge fees that are lower than the Company charges for similar services. The Company's ability to successfully attract and retain retirement and benefit services and wealth clients is dependent upon its ability to compete with competitors' investment, advisory, fiduciary and recordkeeping products and services, levels of investment performance and marketing and distribution capabilities. If the Company is unable to compete effectively with other banking or other financial services businesses, it could find it more difficult to attract new and retain existing clients and the Company's noninterest income could decline, which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company originates, sells and services residential mortgage loans. The Company's mortgage business faces vigorous competition from banks and other financial institutions, including larger financial institutions and independent mortgage companies. The Company's mortgage business competes on a number of factors including customer service, quality, range of products and services offered, price, reputation, interest rates, closing process and duration, and loan origination fees. The ability to attract and retain skilled mortgage origination professionals is critical to the Company's mortgage origination business. Changes in interest rates and pricing decisions by the Company's loan competitors affect demand for the Company's residential mortgage loan products, the revenue realized on the sale of loans and revenues received from servicing such loans for others, ultimately reducing the Company's noninterest income. In addition, if the Company is unable to attract and retain enough skilled employees, the Company's mortgage origination volume may decline.

The Company's dividend policy may change.

Although the Company has historically paid dividends to its stockholders and currently intends to maintain or increase its dividend levels in future quarters, the Company has no obligation to continue doing so and may change the Company's dividend policy at any time without notice to the Company's stockholders. Holders of the Company's common stock are only entitled to receive such cash dividends as the Board, in its discretion, may declare out of funds legally available for such payments. Further, consistent with the Company's strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, the Company has made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to the Company's common stockholders.

In addition, the Company is a financial holding company, and the Company's ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends, as outlined in more detail in the section "SUPERVISION AND REGULATION−Supervision and Regulation of the Company−Dividend Payments" above. It is the policy of the Federal Reserve that bank and financial holding companies should generally pay dividends on capital stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition.

The Company is a separate and distinct legal entity from its subsidiaries, including the Bank. The Company receives substantially all of its revenue from dividends from the Bank, which it uses as the principal source of funds to pay expenses. Various federal and state laws and regulations limit the amount of dividends that the Bank and certain of the Company's non-bank subsidiaries may pay the Company. Such limits are also tied to the earnings of the Company's subsidiaries, as outlined in more detail in the section "SUPERVISION AND REGULATION−Supervision and Regulation of the Company−Dividend Payments" above. If the Bank does not receive regulatory approval or if its earnings are not sufficient to make dividend payments to the Company while maintaining adequate capital levels, the Company's ability to pay its expenses and its business, financial condition or results of operations could be materially and adversely impacted.

Future issuances of common stock could result in dilution, which could cause the Company's common stock price to decline.

The Company is generally not restricted from issuing additional shares of stock, up to totals of 60,000,000 shares of common stock and 2,000,000 shares of preferred stock authorized in the Company's certificate of incorporation, as amended, which in each case could be increased by a vote of the holders of a majority of the Company's shares of common stock. The Company may issue additional shares of common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, or in connection with future acquisitions or financings. If the Company chooses to raise capital by selling shares of common stock for any reason, the issuance would have a dilutive effect on the holders of the Company's common stock and could have a material negative effect on the market price of the Company's common stock.

The Company may issue shares of preferred stock in the future, which could make it difficult for another company to acquire the Company or could otherwise adversely affect holders of the Company's common stock, which could depress the price of the Company's common stock.

Although there are currently no shares of the Company's preferred stock issued and outstanding, the Company's certificate of incorporation authorizes the Company to issue up to 2,000,000 shares of one or more series of preferred stock. The Board also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over the Company's common stock with respect to dividends or in the event of a dissolution, liquidation or winding up, and other terms. If the Company issues preferred stock in the future that has preference over the Company's common stock with respect to payment of dividends or upon the Company's liquidation, dissolution or winding up, or if the Company issues preferred stock with voting rights that dilute the voting power of the Company's common stock, the rights of the holders of the Company's common stock or the market price of the Company's common stock could be adversely affected. In addition, the ability of the Board to issue shares of preferred stock without any action on the part of the Company's stockholders may impede a takeover of the Company and prevent a transaction perceived to be favorable to the Company's stockholders.

The holders of the Company's debt obligations and preferred stock, if any, will have priority over the Company's common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

In any liquidation, dissolution or winding up of the Company, the Company's common stock would rank junior in priority to all claims of debt holders against the Company and claims of all of the Company's outstanding shares of preferred stock. As of December 31, 2025, the Company had $50.0 million of subordinated notes payable and $9.2 million of junior subordinated debentures outstanding. The Company does not currently have any shares of preferred stock issued and outstanding. As a result, holders of the Company's common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of its obligations to debt holders have been satisfied and holders of senior equity securities, including any preferred shares, if any, have received any payment or distribution due to them.

The Company's business and operations may be adversely affected in numerous and complex ways by weak economic conditions and global trade.

The Company's businesses and operations, which primarily consist of lending money to clients in the form of commercial and residential mortgage loans, borrowing money from clients in the form of deposits and savings accounts, investing in securities, and providing wealth, trust, fiduciary and recordkeeping services, are sensitive to general business and economic conditions in the United States. If the United States economy weakens, the Company's growth and profitability from the Company's lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government, potential imposition of tariffs and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions and political relations in foreign countries and weakening global trade due to increased anti-globalization sentiment and tariff activity could affect the stability of global financial markets, which could hinder the economic growth of the United States. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity or depressed prices in the secondary market for loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. Further, a general economic slowdown could decrease the value of the Company's AUA and AUM resulting in lower asset-based noninterest retirement and benefits and wealth fees and clients potentially seeking alternative investment opportunities with other providers, which could result in lower fee income. All of these factors are detrimental to the Company's business, and the interplay between these factors can be complex and unpredictable. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including ongoing conflicts in the Middle East, between Russia and Ukraine, and recent military actions in Venezuela, which have the potential to increase volatility in commodity and energy prices, create supply chain issues and cause instability in financial markets. Sanctions imposed by the United States and other countries in response to such conflicts could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. The specific consequences of these or future conflicts on the Company's business are difficult to predict at this time, but in addition to inflationary pressures affecting the Company's operations and those of the Company's customers and borrowers, the Company may also experience an increase in cyber-attacks against us, the Company's customers and borrowers, service providers and other third parties.

The Company depends on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring the Company's loan portfolio on an ongoing basis, the Company may rely on information furnished by or on behalf of clients and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those clients or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan losses, reputational damage or other effects that could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

New lines of business, products, product enhancements or services may subject the Company to additional risks.

From time to time, the Company may implement new lines of business or offer new products and product enhancements as well as new services within the Company's existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, the Company may invest significant time and resources, although the Company may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible.

External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the successful implementation of a new line of business or offerings of new products, product enhancements or services. Further, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's business and operations may be adversely affected in numerous and complex ways by external business disruptors in the financial services industry.

The financial services industry is undergoing rapid change, as technology enables traditional banks to compete in new ways and non-traditional entrants to compete in certain segments of the banking market, in some cases with reduced regulation. As client preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems, online lending and low-cost investment advisory services. New entrants may use new technologies, advanced data and analytic tools, lower cost to serve, reduced regulatory burden or faster processes to challenge traditional banks. For example, new business models have been observed in retail payments, consumer and commercial lending, foreign exchange and low-cost investment advisory services. While the Company closely monitors business disruptors and seeks to adapt to changing technologies, matching the pace of innovation exhibited by new and differently situated competitors may require the Company and policy-makers to adapt at a greater pace. Because the financial services industry is experiencing rapid changes in technology, the Company's future success will depend in part on its ability to address its clients' needs by using technology. Client loyalty can be influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the client.

The investment management contracts the Company has with its clients are terminable without cause and on relatively short notice by the Company's clients, which makes it vulnerable to short-term declines in the performance of the securities under the Company's management.

Like most investment advisory and wealth management businesses, the investment advisory contracts the Company has with the Company's clients are typically terminable by the client without cause upon less than 30 days' notice. As a result, even short-term declines in the performance of the securities the Company manages, which can result from factors outside the Company's control, such as adverse changes in market or economic conditions or the poor performance of some of the investments the Company has recommended to the Company's clients, could lead some of its clients to move assets under the Company's management to other asset classes such as broad index funds or treasury securities, or to investment advisors which have investment product offerings or investment strategies different than ours. Therefore, the Company's operating results are heavily dependent on the financial performance of the Company's investment portfolios and the investment strategies the Company employs in the Company's investment advisory businesses and even short-term declines in the performance of the investment portfolios the Company manages for the Company's clients, whatever the cause, could result in a decline in AUM and a corresponding decline in investment management fees, which would adversely affect the Company's results of operations.

Severe weather, natural disasters, pandemics, acts of war or terrorism or other adverse external events could significantly impact the Company's business.

Severe weather, natural disasters, effects of climate change, widespread disease or pandemics, acts of war or terrorism, civil unrest or other adverse external events could have a significant impact on the Company's ability to conduct business. In addition, such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause the Company to incur additional expenses. The occurrence of any of these events in the future could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's wealth business is dependent on asset managers to produce investment returns and financial advisors to solicit and retain clients, and the loss of a key asset manager or financial advisor could adversely affect the Company's wealth business.

The Company relies on its asset managers to produce investment returns and financial advisors to advise clients of the Company's wealth business. The Company believes that investment performance is an important factor for the growth of its AUM. Poor investment performance could impair the Company's revenues and growth because existing clients might withdraw funds in favor of better performing products, which would result in lower investment management fees, or the Company's ability to attract funds from existing and new clients might diminish.

The market for asset managers and financial advisors is extremely competitive and is increasingly characterized by frequent movement of these types of employees among different firms. In addition, the Company's asset managers and financial advisors often have regular direct contact with the Company's clients, which can lead to a strong client relationship based on the client's trust in that individual manager or advisor. The loss of a key asset manager or financial advisor could jeopardize the Company's relationships with the Company's clients and lead to the loss of client accounts. Losses of such accounts could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company may be adversely affected by the soundness of certain securities brokerage firms.

The Company's client investment accounts are maintained under custodial arrangements with large, well established securities brokerage firms or bank institutions that provide custodial services, either directly or through arrangements made by the Company with those firms. As a result, the performance of, or even rumors or questions about the integrity or performance of, any of those firms could adversely affect the confidence of the Company's clients in the services provided by those firms or otherwise adversely impact their custodial holdings. Such an occurrence could negatively impact the Company's ability to retain existing or attract new clients and, as a result, could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Liquidity and Funding Risks

Liquidity risks could affect the Company's operations and jeopardize its business, financial condition, results of operations and growth prospects.

Liquidity is essential to the Company's business. Liquidity risk is the risk that the Company will not be able to meet its obligations, including financial commitments, as they come due and is inherent in the Company's operations. An inability to raise funds through deposits, borrowings, the sale of loans or investment securities, and from other sources could have a substantial negative effect on the Company's liquidity.

The Company's most important source of funds consists of the Company's client deposits, which can decrease for a variety of reasons, including when clients perceive alternative investments, such as bonds, treasuries or stocks, as providing a better risk/return tradeoff. Total deposits decreased in 2025, as clients demanded higher interest rates on deposit accounts to compete with higher yielding short-term investments available. The Company's future growth will largely depend on its ability to maintain and grow a strong deposit base and the Company's ability to retain its largest retirement and benefit services and wealth clients, many of whom are also depositors. If clients move money out of bank deposits and into other investments, the Company could lose a relatively low-cost source of funds, which would require the Company to seek other funding alternatives, including increasing the Company's dependence on wholesale funding sources, in order to continue to grow, thereby increasing the Company's funding costs and reducing net interest income and net income.

Additionally, uninsured deposits have historically been viewed by the FDIC as less stable than insured deposits. According to statements made by the FDIC staff and the leadership of the federal banking agencies, customers with larger uninsured deposit account balances often are small- to mid-sized businesses that rely upon deposit funds for payment of operational expenses and, as a result, are more likely to closely monitor the financial condition and performance of their depository institutions. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits. If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, the Company may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Moreover, obtaining adequate funding to meet our deposit obligations may be more challenging during periods of higher prevailing interest rates. Our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits. This spread may be exacerbated by higher prevailing interest rates. In addition, because our available for sale ("AFS") securities lose value when interest rates rise, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. Under such circumstances, we may be required to access funding from sources such as the Federal Reserve's discount window in order to manage our liquidity risk.

The Company also accesses collateralized public funds, which are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities to ensure repayment, which reduces standby liquidity by restricting the potential liquidity of the pledged collateral. As of December 31, 2025, the Company had pledged $115.1 million of investment securities for this purpose, which represented approximately 15.5% of the Company's total securities portfolio. If the Company is unable to pledge sufficient qualifying collateral to secure public funding, it may lose access to this source of liquidity that the Company has historically relied upon. In addition, the availability of and fluctuations in these funds depends on the individual municipality's fiscal policies and cash flow needs.

Other primary sources of funds consist of cash from operations, investment security maturities and sales and proceeds from the issuance and sale of the Company's equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve and the FHLB. The Company may also borrow from third-party lenders from time to time. The Company's access to funding sources in amounts adequate to finance or capitalize the Company's activities or on terms that are acceptable to the Company could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Economic conditions and a loss of confidence in financial institutions may increase the Company's cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. There is also the potential risk that collateral calls with respect to the Company's repurchase agreements could reduce the Company's available liquidity. At December 31, 2025, the Company's borrowed funds increased to $308.8 million, compared to $239.0 million at December 31, 2024. The balance of borrowed funds as of December 31, 2025 included $250.0 million in FHLB advances and $58.8 million in federal funds purchased. Despite the increase in borrowings, the Company's cost of funds decreased in 2025 compared to 2024, as a result of the lower interest rate environment.

Any decline in available funding could adversely impact the Company's ability to continue to implement its strategic plan, including originating loans and investing in securities, or to fulfill obligations such as paying expenses, repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company may not be able to maintain a strong core deposit base or other low-cost funding sources.

The Company depends primarily on core deposits from its clients, which consist of noninterest bearing deposits, interest bearing checking accounts, certificates of deposit less than $250,000 and money market savings accounts, as the Company's primary source of funding for lending activities. The Company's future growth will largely depend on its ability to maintain and grow this strong, core deposit base and the Company's ability to retain its retirement and benefit and wealth clients, many of whom are also depositors. Deposit and account balances can decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return tradeoff. If clients move money out of bank deposits or money market accounts and into investments (or similar deposit products at other institutions that may provide a higher rate of return), the Company could lose a relatively low-cost source of funds, increasing funding costs and reducing net interest income and net income.

The Company supplements its core deposit funding with non-core, short-term funding sources, including FHLB advances and fed funds purchased. As of December 31, 2025, the Company had $250.0 million FHLB advances and $58.8 million of federal funds purchased from the FHLB. The Company's maximum borrowing capacity from the FHLB is based on the amount of mortgage and commercial loans the Company can pledge. As of December 31, 2025, the Company's advances from the FHLB were collateralized by $1.3 billion of real estate loans. If the Company is unable to pledge sufficient qualifying collateral to secure funding from the FHLB, it may lose access to this source of liquidity. If the Company is unable to access any of these types of funding sources or if its costs related to them increases, the Company's liquidity and ability to support demand for loans could be materially adversely affected.

The Company's high concentration of large depositors may increase its liquidity risk.

The Company has developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients. As of December 31, 2025, the Company's 10 largest depositor relationships accounted for approximately 7.7% of total deposits. This high concentration of depositors presents a risk to the Company's liquidity if one or more of them decides to change its relationship with the Company and to withdraw all or a significant portion of their accounts, for example as a result of deposits above the FDIC insurance limit. If such an event occurs, the Company may need to seek out alternative sources of funding that may not be on the same terms as the deposits being replaced, which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company may need to raise additional capital in the future, and if it fails to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, the Company's business, financial condition, results of operations and growth prospects, as well as its ability to maintain regulatory compliance, would be adversely affected.

The Company faces significant capital and other regulatory requirements as a financial institution. The Company may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet the Company's commitments and business needs, which could include the possibility of financing acquisitions. The Company does not have any current plans, arrangements or understandings to make any additional acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Regulatory capital requirements could increase from current levels, which could require the Company to raise additional capital or contract the Company's operations. The Company's ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, the Company's credit ratings, its ability to maintain a listing on Nasdaq and its financial condition and performance. In particular, if the Company needs to raise additional capital in the current interest rate environment, the Company believes the pricing and other terms investors may require in such an offering may not be attractive to the Company. If the Company fails to maintain an investment grade credit rating, it may adversely impact the Company's ability to raise capital or incur additional debt. Accordingly, the Company cannot provide assurances that it will be able to raise additional capital if needed or on terms acceptable to the Company. If the Company fails to maintain capital to meet regulatory requirements, or is unable to raise capital to meet its business needs, its business, financial condition, results of operations and growth prospects would be materially and adversely affected.

The Company may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty, reputational and other relationships. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. For example, certain community banks experienced deposit outflows following the bank failures in 2023. This systemic risk may adversely affect financial intermediaries with which the Company interacts on a daily basis or key funding providers such as the FHLB, any of which could have a material adverse effect on the Company's access to liquidity or otherwise have a material adverse effect on its business, financial condition, results of operations and growth prospects.

The Company receives substantial deposits and AUM as a result of referrals by professionals, such as attorneys, accountants, and doctors, and such referrals are dependent upon the continued positive interaction with and financial health of those referral sources.

Many of the Company's deposit clients and clients of the Company's wealth business are individuals involved in professional vocations, such as lawyers, accountants and doctors. These clients are a significant source of referrals for new clients in both the deposit and wealth areas. If the Company fails to adequately serve these professional clients with its deposit services, lending, wealth products and other services, this source of referrals may diminish, which could have a negative impact on the Company's financial results. Further, if the economy in the geographic areas that the Company serves is negatively impacted, the amount of deposits and services that these professional individuals will utilize and the number of referrals that they will make may decrease, which may have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Legal, Accounting and Compliance Risks

The Company's risk management framework may not be effective in mitigating risks or losses to the Company.

The Company's risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which the Company is subject, including, among others, credit, market, liquidity, interest rate and compliance risk. The Company's risk management framework also includes financial or other modeling methodologies that involve management assumptions and judgment. The Company's risk management framework may not be effective under all circumstances, and may not adequately mitigate any risk or loss. If the Company's framework is not effective, the Company could suffer unexpected losses and its business, reputation, financial condition, results of operations and growth prospects could be materially and adversely affected. The Company may also be subject to potentially adverse regulatory consequences.

Litigation and regulatory actions, including possible enforcement actions, could subject the Company to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on the Company's business activities.

The Company's business is subject to increased litigation and regulatory risks because of a number of factors, including the highly regulated nature of the financial services and retirement benefits industries and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified since the financial crisis, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws, classification of "held for sale" assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC").

In the normal course of business, from time to time, the Company has in the past and may in the future be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's current or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. For example, the Company previously sold its ESOP fiduciary services business, but remains subject to a number of lawsuits commenced by the DOL and third parties that are typical in that industry related to the Company's ESOP fiduciary services, as described in more detail below in the risk factor explaining that the Company is currently, and may continue to be, subject to claims and litigation relating to its fiduciary responsibilities.

The Company may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies, including the DOL, regarding the Company's current or prior business activities. Any such legal or regulatory actions may subject the Company to substantial compensatory or punitive damages, significant fines, penalties, obligations to change the Company's business practices or other requirements resulting in increased expenses, diminished income and damage to the Company's reputation. The Company's involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in the Company's favor, could also cause significant harm to the Company's reputation and divert management attention from the operation of the Company's business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on the Company's business, reputation, financial condition, results of operations and growth prospects.

Moreover, U.S. authorities have been increasingly focused on "conduct risk," a term that is used to describe the risks associated with behavior by employees and agents, including third-party vendors, that could harm clients, consumers, investors or the markets, such as failures to safeguard consumers' and investors' personal information, failures to identify and manage conflicts of interest and improperly creating, selling and marketing products and services. In addition to increasing compliance risks, this focus on conduct risk could lead to more regulatory or other enforcement proceedings and litigation, including for practices which historically were acceptable but are now receiving greater scrutiny. Further, while the Company takes numerous steps to prevent and detect conduct by employees and agents that could potentially harm clients, investors or the markets, such behavior may not always be deterred or prevented. Banking regulators have also focused on the overall culture of financial services firms. In addition to regulatory restrictions or structural changes that could result from perceived deficiencies in the Company's culture, such focus could also lead to additional regulatory proceedings. For additional information, see Note 16 (Legal Contingencies) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

The Company is currently subject to and may continue to be subject to claims and litigation relating to the Company's fiduciary responsibilities.

Some of the services the Company provides, such as retirement plan administration, trust and investment services, require the Company to act as fiduciary for its clients and others. From time to time, third parties or government agencies may initiate audits or investigations, make claims and take legal action against the Company pertaining to the performance of its fiduciary responsibilities. For example, the Company previously sold its ESOP fiduciary services business, but remains subject to a number of lawsuits, including by the DOL and third parties, that are typical in that industry related to the Company's ESOP fiduciary services. For additional information, see Note 16 (Legal Contingencies) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

The outcomes of legal actions such as these are unpredictable and subject to significant uncertainties, and it is inherently difficult to determine whether any loss is probable or even possible. It is also inherently difficult to estimate the amount of any loss and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Accordingly, actual losses may be in excess of any estimates, established accruals or the range of reasonably possible losses. It is possible that the ultimate resolution of any such matter, if unfavorable, may be material to the Company's results of operations for any particular period. Any exposure of the Company to significant financial liability or reputational harm may adversely impact demand for the Company's products and services or otherwise have a material adverse effect on its reputation, business, financial condition, results of operations and growth prospects.

The Company's accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

The Company's accounting policies and methods are fundamental to the way it records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with United States generally accepted accounting principles ("GAAP") and reflect management's judgment of the most appropriate manner to report the Company's financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company's financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. If the Company's underlying assumptions or estimates prove to be incorrect, it could have a material adverse effect on its business, financial condition, results of operations and growth prospects.

The Company's risk management processes, internal controls, disclosure controls and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase the Company's compliance costs, divert management attention from its business or subject the Company to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Changes in accounting policies or standards could materially impact the Company's financial statements.

From time to time, FASB, the PCAOB or the SEC may change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. Such changes may result in the Company being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. In addition, trends in financial and business reporting, including environmental, social and governance (ESG) related disclosures, could require the Company to incur additional reporting expense. These changes may be beyond the Company's control, can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, or apply an existing standard differently, in each case resulting in the Company's needing to revise or restate prior period financial statements.

The obligations associated with being a public company require significant resources and management attention, which divert time and attention from the Company's business operations.

As a public company, the Company is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Exchange Act requires, among other things, that the Company file annual, quarterly and current reports with respect to its business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that the Company establish and maintain effective internal controls and procedures for financial reporting. Compliance with these reporting requirements and other rules and regulations, including periodic revisions to and additional rules and regulations, of the SEC could increase the Company's legal and financial compliance costs and make some activities more time consuming and costly, which could negatively affect the Company's efficiency ratio. Further, the need to maintain the corporate infrastructure demanded of a public company may divert management's attention from implementing the Company's strategic plan, which could prevent the Company from successfully implementing the Company's growth initiatives and improving its business, results of operations and financial condition.

The financial reporting resources the Company has put in place may not be sufficient to ensure the accuracy of the additional information the Company is required to disclose as a publicly listed company.

As a public company, the Company is subject to heightened financial reporting standards under GAAP and SEC rules, including more extensive levels of disclosure. Complying with these standards requires consistent monitoring of and periodic enhancements to the design and operation of the Company's internal control over financial reporting as well as additional financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations.

If the Company is unable to meet the demands required of the Company as a public company, including the requirements of the Sarbanes-Oxley Act, the Company may be unable to report its financial results accurately, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject the Company to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, the Company's ability to report its financial results accurately and timely could be impaired, which could result in late filings of the Company's annual and quarterly reports under the Exchange Act, restatements of the Company's audited consolidated financial statements, a decline in the Company's stock price, suspension or delisting of the Company's common stock from the Nasdaq Capital Market, and could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects. Even if the Company is able to report its financial statements accurately and in a timely manner, any disclosure of material weaknesses in the Company's future filings with the SEC could cause the Company's reputation to be harmed and the Company's stock price to decline significantly.

Pursuant to the provisions of Section 404(b) of the Sarbanes-Oxley Act, which require that the Company's independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting under the standards of the PCAOB, the Company engaged its independent registered public accounting firm to perform an audit of its internal control over financial reporting under PCAOB standards as of any balance sheet date reported in the Company's financial statements as of December 31, 2025. If our independent registered public accounting firm determines the Company has a future material weakness in its internal control over financial reporting, it could have a material adverse effect on the Company's financial condition and results of operations, investors may lose confidence in the accuracy and completeness of its financial reports, the Company may face restricted access to capital markets, and the market price for its common stock may be adversely affected.

If the goodwill that the Company recorded in connection with the Company's acquisitions becomes impaired, it could have a negative impact on its financial condition and results of operations.

The excess purchase consideration over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment has occurred. In testing for impairment, the Company conducts a qualitative assessment, and the Company also estimates the fair value of net assets based on analyses of its market value, discounted cash flows and peer values. Consequently, the determination of the fair value of goodwill is sensitive to market-based economics and other key assumptions. Variability in market conditions or in key assumptions could result in impairment of goodwill, which is recorded as a non-cash adjustment to income. An impairment of goodwill could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company is subject to extensive regulation, and the regulatory framework that applies to the Company, together with any future legislative or regulatory changes, may significantly affect its operations.

The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, clients, federal deposit insurance funds and the banking system as a whole, not for the protection of the Company's business or stockholders. The Company is subject to supervision and regulation by the Federal Reserve, and the Bank is subject to supervision and regulation by the OCC and the FDIC. The laws and regulations applicable to the Company govern a variety of matters, including permissible types, amounts and terms of loans and investments the Company may make, the maximum interest rate that may be charged, the amount of reserves the Company must hold against deposits the Company takes, the types of deposits the Company may accept, maintenance of adequate capital and liquidity, changes in the control of the Company and its Bank, restrictions on dividends and establishment of new offices. The Company must obtain approval from its regulators before engaging in certain activities, and there is the risk that such approvals may not be obtained, either in a timely manner or at all. The Company's regulators also have the ability to compel it to take certain actions, or restrict it from taking certain actions entirely, such as actions that the Company's regulators deem to constitute an unsafe or unsound banking practice. The Company's failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to the Company's reputation, all of which could have a material adverse effect on its business, financial condition, results of operations and growth prospects.

While the Company endeavors to maintain safe banking practices and controls beyond the regulatory requirements applicable to the Company, its internal controls may not match those of larger banking institutions that are subject to increased regulatory oversight.

Financial institutions generally have also been subjected to increased scrutiny from regulatory authorities, including in the wake of the bank failures in 2023. This increased regulatory burden has resulted, and may continue to result in, increased costs of doing business, and may in the future, result in decreased revenues and net income, reduce the Company's ability to compete effectively, to attract and retain clients, or make it less attractive for the Company to continue providing certain products and services. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect the Company in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company's retirement and benefit services and wealth businesses are highly regulated, and regulators have the ability to limit or restrict the Company's activities and impose fines or suspensions on the conduct of the Company's business.

The Company's retirement and benefit services and wealth businesses are highly regulated, primarily at the federal level. The failure of any of the Company's businesses that provide retirement plan administration, investment management or wealth and trust services to comply with applicable laws or regulations could result in corrective payments, fines, suspensions of individual employees or other sanctions. The Company is also subject to the provisions and regulations of ERISA, to the extent that the Company acts as a "fiduciary" under ERISA with respect to certain of the Company's clients, including clients who participate in "pooled employer plans" where the Company serves as "pooled plan provider." ERISA and the applicable provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans. ERISA also gives the DOL broad authority to examine and investigate the operation and conduct of plans and fiduciaries. Changes in these laws or regulations or governmental enforcement initiatives could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The Company operates in an environment that imposes income taxes on its operations at both the federal and state levels to varying degrees. The Company engages in certain strategies to minimize the impact of these taxes. Consequently, any change in tax laws or regulations, or new interpretation of an existing law or regulation, could significantly alter the effectiveness of these strategies.

The net deferred tax asset reported on the Company's balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of these deferred tax assets consists of deferred loan loss deductions and deferred compensation deductions. The net deferred tax asset is measured by applying currently-enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of December 31, 2025, the Company's net deferred tax asset was $23.1 million.

The Company is subject to stringent capital requirements.

Banking institutions are required to hold more capital as a percentage of assets than most industries. In the wake of the global financial crisis, the Company's capital requirements increased, both in the amount of capital it must hold and in the quality of the capital to absorb losses. In addition, following the bank failures in 2023, the federal banking agencies proposed changes and potential increases to existing capital requirements, which would have primarily impacted large banking organizations—although these changes are unlikely to be adopted as proposed. Holding high amounts of capital compresses the Company's earnings and constrains growth. The failure to meet applicable regulatory capital requirements could result in one or more of the Company's regulators placing limitations or conditions on the Company's activities, including its growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, its costs of funds and FDIC insurance costs and its ability to make acquisitions and result in a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

Federal regulators periodically examine the Company's and the Bank's business, and the Company and the Bank may be required to remediate adverse examination findings.

The Federal Reserve and the OCC periodically examine the Company and the Bank, as applicable, including its operations and its compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the Company's or the Bank's financial condition, capital resources, asset quality, asset concentrations, earnings prospects, management, liquidity, sensitivity to market risk or other aspects of any of the Company's or the Bank's operations had become unsatisfactory, or that the Company or the Bank was in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the Company's or the Bank's capital, to restrict the Company's or the Bank's growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank's deposit insurance and place the Bank into receivership or conservatorship. Any regulatory action against the Company or the Bank could have a material adverse effect on its business, reputation, financial condition, results of operations and growth prospects.

The Company, through the Bank, is subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA requires the Bank, consistent with safe and sound operations, to ascertain and meet the credit needs of its entire community, including low and moderate-income areas. The Company's failure to comply with the CRA could, among other things, result in the denial or delay of certain corporate applications filed by us, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. In addition, the CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. In addition, new regulations, increased regulatory reviews or changes in the structure of the secondary mortgage markets which the Company utilizes to sell mortgage loans may be introduced and may increase costs and make it more difficult to operate a residential mortgage origination business. Any of the actions described above could have a material adverse effect on the Company's business, reputation, financial condition, results of operations and growth prospects.

Noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations could result in fines or sanctions against the Company.

The Bank Secrecy Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and to file reports such as suspicious activity and currency transaction reports. The Company, including through the Bank, is required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. The Company, including through the Bank, is also subject to increased scrutiny with respect to compliance with the sanctions, laws and regulations enforced by the OFAC. If the Company's policies, procedures and systems are deemed deficient or the policies, procedures and systems of any financial institution the Company acquires in the future are deemed deficient, the Company would be subject to liability, including fines and regulatory actions, which may include restrictions on the Company's ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of the Company's business plan, including any acquisitions.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on the Company's business, reputation, financial condition, results of operations and growth prospects.

Regulations relating to privacy, information security and data protection could increase the Company's costs, affect or limit how the Company collects and use personal information and adversely affect its business opportunities.

The Company, including through the Bank, is subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and the Company could be negatively affected by these laws. For example, the Company's business is subject to the Gramm-Leach-Bliley Act which, among other things, (i) imposes certain limitations on its ability to share nonpublic personal information about its clients with nonaffiliated third parties, (ii) requires that the Company provide certain disclosures to clients about the Company's information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by the Company with nonaffiliated third parties (with certain exceptions) and (iii) requires that the Company develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on the Company's size and complexity, the nature and scope of the Company's activities and the sensitivity of client information it processes, as well as plans for responding to data security breaches. Various state and federal banking agencies and state legislatures have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws, including with respect to the use of artificial intelligence by financial institutions and their service providers, that potentially could have a significant impact on the Company's current and planned privacy, data protection and information security-related practices, the Company's collection, use, sharing, retention and safeguarding of consumer or employee information and some of the Company's current or planned business activities. This could also increase the Company's costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission and the CFPB, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which the Company, including through the Bank, is subject could result in higher compliance and technology costs and could restrict the Company's ability to provide certain products and services, which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects. The Company's failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to the Company's reputation, which could have a material adverse effect on the Company's business, reputation, financial condition, results of operations and growth prospects.

The Federal Reserve may require the Company to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a financial holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal banking agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

New and future rulemaking by the CFPB and other regulators, as well as enforcement of existing consumer protection laws, may have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

The CFPB has the authority to implement and enforce a variety of existing federal consumer protection statutes and to issue new regulations. However, with respect to institutions of the Company's size, the CFPB does not have primary examination and enforcement authority with respect to such laws and regulations. The authority to examine depository institutions with $10.0 billion or less in assets, like the Company, for compliance with federal consumer laws remains largely with the Company's primary federal regulator, the OCC. However, the CFPB may participate in examinations of smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. In some cases, regulators such as the Federal Trade Commission and the Department of Justice also retain certain rulemaking or enforcement authority, and the Company also remains subject to certain state consumer protection laws. As an independent bureau within the Federal Reserve, the CFPB may impose certain consumer protection requirements that are more severe than those previously imposed by the banking agencies. The CFPB has placed significant emphasis on consumer complaint management and has established a public consumer complaint database to encourage consumers to file complaints they may have against financial institutions. The Company is expected to monitor and respond to these complaints, including those that the Company deems frivolous, and doing so may require management to reallocate resources away from more profitable endeavors.

Under the new presidential administration, the examination, enforcement, and rulemaking capabilities and direction of the CFPB may change. Such changes may prove beneficial to the banking organizations that are subject to direct CFPB supervision with respect to their consumer protection compliance, which may disadvantage the Company relative to certain of its larger competitors.

The level of the Company's commercial real estate portfolio may subject the Company to heightened regulatory scrutiny.

The federal banking agencies have issued the CRE Guidance, which provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny: (i) CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit the Bank's levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. On December 18, 2015, and again in more recent years, the federal banking agencies have issued statements to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. The federal banking agencies have reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk.

As of December 31, 2025, at 302%, the Bank's applicable investor CRE loans, as a percentage of its risk-based capital, slightly exceeded the regulatory guideline limit of 300%. Robust concentration management processes are in place to monitor this level of exposure, and the Bank is following regulatory guidance as to prudent CRE concentration management including appropriate underwriting and risk-management practices.

The California Consumer Privacy Act of 2018 or other such laws could result in increased operating expenses as well as additional exposure to the risk of litigation by or on behalf of customers.

In June of 2018, the Governor of California signed into law the California Consumer Privacy Act of 2018 (the "CCPA"). This new law became effective on January 1, 2020 and provides consumers with expansive rights and control over their personal information, which is obtained by or shared with "covered businesses," including for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA will give consumers the right to request disclosure of information collected about them and whether that information has been sold or shared with others, the right to request deletion of personal information subject to certain exceptions, the right to opt out of the sale of the consumer's personal information, and the right not to be discriminated against because of choices regarding the consumer's personal information.

The CCPA provides for certain monetary penalties and for its enforcement by the California Attorney General or consumers whose rights under the law are not observed. It also provides for damages as well as injunctive or declaratory relief if there has been unauthorized access, theft, or disclosure of personal information due to failure to implement reasonable security procedures. The Company continues to assess the potential impact of the CCPA on the Company's business, but it could result in increased operating expenses as well as additional exposure to the risk of litigation by or on behalf of consumers. It is also possible that other states where the Company has customers could enact similar laws.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention has focused on the issue of climate change. In recent years, governments across the world have entered into international agreements to attempt to reduce global temperatures, in part by limiting greenhouse gas emissions. The U.S. Congress, state legislatures and federal and state regulatory agencies have proposed and advanced numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. These or future similar agreements and measures may result in the imposition of taxes and fees, the required purchase of emission credits, and the implementation of significant operational changes, each of which may require the Company to expend significant capital and incur compliance, operating, maintenance and remediation costs. Consumers and businesses may also change their behavior on their own as a result of these concerns. The impact on the Company's customers will likely vary depending on their specific attributes, including reliance on, or role in, carbon intensive activities. The Company's efforts to take these risks into account in making lending and other decisions, including by increasing the Company's business with climate-friendly companies may not be effective in protecting the Company from the negative impact of new laws and regulations or changes in consumer or business behavior.

Given the lack of empirical data on the credit and other financial risks posed by climate change, it is difficult to predict how climate change may impact the Company's financial condition and operations; however, as a banking organization, the physical effects of climate change may present certain unique risks.

For example, weather disasters, shifts in local climates and other disruptions related to climate change may adversely affect the value of real properties securing the Company's loans, which could diminish the value of the Company's loan portfolio. Such events may also cause reductions or changes in regional and local economic activity that may have an adverse effect on the Company's customers or the products they produce, which could limit the Company's ability to raise and invest capital in these areas and communities.

Certain banking laws and certain provisions of the Company's certificate of incorporation and bylaws may have an anti-takeover effect.

Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third-party to acquire the Company, even if doing so would be perceived to be beneficial to the Company's stockholders. In general, acquisitions of 10% or more of any class of voting stock of a bank holding company or depository institution generally creates a rebuttable presumption that the acquirer "controls" the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including the Bank.

There are also provisions in the Company's certificate of incorporation and bylaws that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company, even if such acquisition would be viewed by the Company's stockholders to be in their best interests. These include supermajority stockholder voting thresholds and requirements relating to stockholder meetings and nominations or proposals. The Company is also subject to a statutory antitakeover provision included in the DGCL. In addition, the Board is authorized under its certificate of incorporation to issue shares of preferred stock, and determine the rights, terms conditions and privileges of such preferred stock, without stockholder approval. These provisions may effectively inhibit a non-negotiated merger or other business combination, which, in turn, could have a material adverse effect on the market price of the Company's common stock.

The Company's certificate of incorporation has an exclusive forum provision, which could limit a stockholder's ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or other employees.

The Company's certificate of incorporation has an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on the Company's behalf; (ii) any action asserting a claim of breach of fiduciary duty by any of the Company's directors, officers, employees or agents; (iii) any action asserting a claim arising pursuant to the DGCL, the Company's certificate of incorporation or the Company's bylaws; or (iv) any action asserting a claim that is governed by the internal affairs doctrine. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such a provision, and the Company's stockholders will not be deemed to have waived its compliance with the federal securities laws and the rules and regulations thereunder.

The Company's stockholders approved this provision. Any person purchasing or otherwise acquiring any interest in any shares of the Company's capital stock shall be deemed to have notice of and to have consented to this provision of the Company's certificate of incorporation. The exclusive forum provision, if enforced, may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company's directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on the Company's business, financial condition, results of operations and growth prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy. The Company relies extensively on various information systems and other electronic resources to operate its business. In addition, nearly all of the Company's customers, service providers and other business partners on whom the Company depends, including the providers of the Company's online banking, mobile banking and accounting systems, use these systems and their own electronic information systems. Any of these systems can be compromised, including by employees, customers and other individuals who are authorized to use them, and bad actors using sophisticated and constantly evolving set of software, tools and strategies to do so. The nature of the Company's business, as a financial services provider, and the Company's relative size, make the Company and its business partners high-value targets for these bad actors to pursue. See Item 1A. Risk Factors—Operational, Strategic and Reputational Risks of this Form 10-K for additional information.

Accordingly, the Company has devoted significant resources to assessing, identifying and managing risks associated with cybersecurity threats, as noted below:

- **Identifying and assessing cybersecurity threats**: The Company regularly evaluates its systems and data for potential vulnerabilities and analyzes the evolving cyber threat landscape, to ensure it proactively addresses risks before they materialize. The Company employs monitoring tools that can detect and help respond to cybersecurity threats in real-time.

- **Integration with Overall Risk Management**: Cybersecurity risks are seamlessly integrated into the Company's broader risk management framework, ensuring a holistic view and prioritized mitigation strategies.

- **Management of Third-Party Risk**: The Company's comprehensive third-party management process includes rigorous due diligence, oversight and identification of cybersecurity risks associated with vendors and service providers.

- **Team**: The Company has an internal cybersecurity team that is responsible for conducting regular assessments of its information systems, existing controls, vulnerabilities and potential improvements.

- **Engagement of Expert Assistance**: The Company leverages the expertise of independent consultants, legal advisors, and audit firms to evaluate the effectiveness of our risk management systems and address potential cybersecurity incidents efficiently.

- **Training**: The Company conducts periodic cybersecurity training for its workforce.

This information security program is a key part of the Company's overall risk management system, which is administered by the Director of Information Security. The program includes administrative, technical and physical safeguards to help protect the security and confidentiality of customer records and information. These security and privacy policies and procedures are in effect across all of the Company's businesses and geographic locations.

From time-to-time, the Company has identified minor cybersecurity threats and cybersecurity incidents that require the Company to make changes to its processes and to implement additional safeguards. While none of these identified threats or incidents have materially affected the Company, it is possible that threats and incidents the Company identifies in the future could have a material adverse effect on its business strategy, results of operations and financial condition.

Governance. The Company's management team is responsible for the day-to-day management of cybersecurity risks it faces, including the Company's Executive Vice President and Chief Operating Officer and Director of Information Security. The Company's current Director of Information Security has over 30 years of experience. For the past 9 years, the Company's Director of Information Security has successfully managed teams, implementing and maintaining robust cybersecurity and data protection controls to safeguard the Company's information assets. The Company's Director of Information Security reports directly to our Executive Vice President and Chief Operating Officer, who possesses extensive expertise gained through over 30 years in various risk, operations and leadership roles. This combined experience ensures exceptional guidance and oversight of our cybersecurity program.

In addition, the Board, both as a whole and through its Risk Committee (the "Risk Committee"), is responsible for the oversight of risk management, including cybersecurity risks. In that role, the Board and the Risk Committee, with support from the Company's cybersecurity advisors, are responsible for ensuring that the risk management processes designed and implemented by management are adequate and functioning as designed. To carry out those duties, both the Board and the Risk Committee receive quarterly reports from the Company's management team regarding cybersecurity risks and the Company's efforts to prevent, detect, mitigate and remediate any cybersecurity incidents.

ITEM 2. PROPERTIES

The Company's corporate offices are in Grand Forks, North Dakota and the Minneapolis-St. Paul, Minnesota metropolitan area. The Company operates full-service banking offices in Grand Forks, North Dakota (three offices), Northwood, North Dakota (one office), Fargo and West Fargo, North Dakota (two offices), the Twin Cities MSA (six offices), the Rochester MSA (four offices), southern Minnesota (seven offices), Pewaukee, Wisconsin (one office), Marshalltown, Iowa (one office), and the Phoenix MSA (two offices). The Company offers retirement and benefit and wealth products and services at all of its full-service banking offices. In addition, the Company operates one retirement and benefit services office in Colorado. The Company has relocated and remodeled several locations to utilize the Company's spaces in a more efficient manner. As of December 31, 2025, sixteen of the Company's office properties were owned and sixteen of the Company's office properties were leased.

ITEM 3. LEGAL PROCEEDINGS

For information regarding litigation, other disputes and regulatory proceedings see Note 16 (Legal Contingencies) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock trades on the Nasdaq Stock Market ("Nasdaq") under the symbol "ALRS."

Stockholders

As of February 28, 2026, the Company had 418 holders of record of the Company's common stock and an estimated 9,497 additional beneficial holders of the Company's common stock whose stock was held in street name by brokerages or fiduciaries.

Stock Repurchase Plans

The following table presents information related to repurchases of the Company's common stock for each calendar month in the fourth quarter of 2025:

(dollars in thousands, except per share data)	Total Number of Shares Purchased (1)		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet be Purchased Under the Plan (2)
October 1-31, 2025	227	$	21.84	—	1,000,000
November 1-30, 2025	—		—	—	1,000,000
December 1-31, 2025	3,233		22.54	—	1,000,000
Total	3,460	$	22.49	—	1,000,000

(1) Represents shares of the Company's common stock surrendered by employees to the Company to pay withholding taxes on the vesting of restricted stock awards.

(2) On December 12, 2023, the Board approved the Stock Repurchase Program, which authorized the Company to repurchase up to 1,000,000 shares of its common stock, subject to certain limitations and conditions. The Stock Repurchase Program became effective on February 18, 2024, and replaced and superseded the Old Stock Repurchase Program. The Stock Repurchase Program will expire on February 18, 2027. The Stock Repurchase Program does not obligate the Company to repurchase any shares of its common stock and there is no assurance that the Company will do so. For the three months ended December 31, 2025, the Company did not repurchase any shares of common stock under the Stock Repurchase Program. Does not include shares that may be purchased by the Company's ESOP.

Performance Graph

The following graph compares the percentage change in the cumulative stockholder return of the Company's common stock for the period December 31, 2021, through December 31, 2025. For the purposes of comparison, the graph illustrates comparable total stockholder returns of the Nasdaq Composite Index and the S&P U.S. BMI Banks - Midwest Region Index. The graph assumes a $100.00 investment on December 31, 2021 in each case, and measures the amount by which the market value, assuming reinvestment of dividends, has changed as of December 31, 2025.



	December 31, 2020		December 31, 2021		December 31, 2022		December 31, 2023		December 31, 2024		December 31, 2025
Alerus Financial Corporation	$	100.00	$	109.23	$	89.68	$	89.48	$	79.97	$	97.36
Nasdaq Composite Index		100.00		122.21		82.48		119.35		154.67		187.42
S&P U.S. Banks - Midwest Region Index		100.00		132.12		114.02		116.40		142.02		159.02

Dividend Policy

It has been the Company's policy to pay quarterly dividends to holders of its common stock and the Company currently intends to maintain or increase its dividend levels in future quarters. The Company's dividend policy and practice may change in the future, however, and the Board may change or eliminate the payment of future dividends at its discretion, without notice to the Company's stockholders. Any future determination to pay dividends to holders of the Company's common stock will depend on its results of operations, financial condition, economic conditions, capital requirements, banking regulations, contractual restrictions and any other factors that the Board may deem relevant.

Dividend Restrictions

As a Delaware corporation, the Company is subject to certain restrictions on dividends under the DGCL. In general, a Delaware corporation may only pay dividends either out of surplus (as defined and computed in accordance with the provisions of the DGCL) or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

In the first quarter of 2021, the Company issued subordinated debt to the Bank of North Dakota pursuant to a Subordinated Note Purchase Agreement, dated March 30, 2021 (the "Note Purchase Agreement"). Under the terms of the Subordinated Note Purchase Agreement, if an event of default has occurred (as defined in the Subordinated Note Purchase Agreement), the Company cannot, subject to certain exceptions outlined in the Note Purchase Agreement, pay any dividends to its stockholders until such event of default or failure to comply with said covenants is cured, without the prior written consent of the Bank of North Dakota.

Under the terms of the Company's junior subordinated debentures issued to its two statutory trusts, the Company is not permitted to pay dividends on its capital stock if an event of default occurs under the terms of the debentures, the Company is otherwise in default with respect to the Company's payment obligations or the Company has elected to defer interest payments on the debentures.

In addition, the Company is subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "SUPERVISION AND REGULATION—Supervision and Regulation of the Company—Dividend Payments." Because the Company is a holding company and does not engage directly in business activities of a material nature, the Company's ability to pay dividends to its stockholders depends, in large part, upon its receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal banking laws, regulations and policies. See "SUPERVISION AND REGULATION—Supervision and Regulation of the Bank—Dividend Payments."

Use of Proceeds

None.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the Company's audited consolidated financial statements and related notes included elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this report, may cause actual results to differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update any of these forward-looking statements.

Results of operations for the year ended December 31, 2024 compared to results for the year ended December 31, 2023 can be found in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's annual report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 14, 2025.

Overview

The Company is a diversified financial services company headquartered in Grand Forks, North Dakota. Through the Company's subsidiary, Alerus Financial, National Association, the Company provides innovative and comprehensive financial solutions to businesses and consumers through three distinct business lines—banking, retirement and benefit services, and wealth. In prior periods, the Company had a fourth operating segment, mortgage. As of January 1, 2024, the mortgage division was fully integrated into the banking division to reflect the way the Company currently manages and views the business. These solutions are delivered through a relationship oriented primary point of contact along with responsive and client friendly technology.

The Company's primary banking market areas are the states of North Dakota, Minnesota, specifically, the Twin Cities MSA and Rochester MSA, and Arizona, specifically, the Phoenix MSA. In addition to the Company's offices located in the Company's banking markets, its retirement and benefit services business administers plans in all 50 states through offices located in Minnesota and Colorado.

The Company's business model produces strong financial performance and a diversified revenue stream, which has helped the Company establish a brand and culture yielding both a loyal client base and passionate and dedicated employees. The Company believes its client first and advice based philosophy, diversified business model and history of high performance and growth distinguishes the Company from other financial service providers. The Company generates a majority of its overall revenue from noninterest income, which is driven primarily by the Company's retirement and benefit services and wealth business lines.

As of December 31, 2025, the Company had $5.2 billion of total assets, $4.0 billion of total loans, $4.2 billion of total deposits, $564.9 million of stockholders' equity, $44.9 billion of assets under administration/management in the Company's retirement and benefit services segment, and $4.9 billion of assets under administration/management in the Company's wealth segment.

Net Interest Income

Net interest income represents interest income less interest expense. The Company generates interest income on interest-earning assets, primarily loans and available-for-sale securities. The Company incurs interest expense on interest-bearing liabilities, primarily interest-bearing deposits and borrowings. To evaluate net interest income, the Company measures and monitors: (i) yields on loans, available-for-sale securities and other interest-earning assets; (ii) the costs of deposits and other funding sources; (iii) the rates incurred on borrowings and other interest-bearing liabilities; and (iv) the regulatory risk weighting associated with the assets. Interest income is primarily impacted by loan growth and loan repayments, along with changes in interest rates on the loans. Interest expense is primarily impacted by changes in deposit balances along with the volume and type of interest-bearing liabilities. Net interest income is primarily impacted by changes in market interest rates, the slope of the yield curve, and interest the Company earns on interest-earning assets or pay on interest-bearing liabilities.

Noninterest Income

Noninterest income primarily consists of the following:

- The Company's retirement and benefit services business, which includes retirement plan administration, retirement plan investment advisory, HSA, ESOP administration and recordkeeping, and other benefit services, is the Company's largest source of noninterest income. Over half of the Company's retirement and benefit services fees are transaction or participant-based fees and are impacted by the number of plans and participants. The remainder of noninterest income is based on the market value of the related AUA and AUM and impacted by the level of contributions, withdrawals, new business, lost business and fluctuation in market values.

- Wealth includes personal trust, investment and brokerage services. The Company earns trust, investment, and IRA fees from managing assets, including corporate trusts, personal trusts, and separately managed accounts. Trust and investment management fees are primarily based on a tiered scale relative to the market value of the AUM. Trust and investment management fees are primarily impacted by rates charged and increases and decreases in AUM. AUM is primarily impacted by opening and closing of client advisory and trust accounts, contributions and withdrawals, and the fluctuation in market values.

- Mortgage noninterest income consists of gains on originating and selling mortgages and origination fees. Mortgage gains are primarily impacted by the level of originations, amount of loans sold, the type of loans sold and market conditions.

- Service charges on deposit accounts are comprised of income generated through deposit account related service charges such as: electronic transfer fees, treasury management fees, bill pay fees, and other banking fees. Banking fees are primarily impacted by the level of business activities and cash movement activities of the Company's clients.

- Net gains (losses) on investment securities consists of the realized gains or losses related to the sale of available-for-sale investment securities.

- Other noninterest income consists of debit card interchange income, income earned on the growth of the cash surrender value of life insurance policies the Company holds on certain key employees, loan servicing income net of the related amortization, income earned on wire transfer fees, gains on the sale of premises and equipment, income earned of swap fees, and any other income which does not fit within one of the specific noninterest income lines described above. Other noninterest income is generally impacted by business activities and level of transactions.

Noninterest Expense

Noninterest expense is comprised primarily of the following:

- Compensation and employee taxes and benefits—include all forms of personnel related expenses including salary, commissions, incentive compensation, payroll related taxes, stock-based compensation, benefit plans, health insurance, 401(k) plan match costs, ESOP and other benefit related expenses. Compensation and employee benefit costs are primarily impacted by changes in headcount and fluctuations in benefits costs.

- Occupancy and equipment—costs related to owning and leasing the Company's office space, depreciation charges for the furniture, fixtures and equipment, amortization of leasehold improvements, utilities and other occupancy related expenses. Occupancy and equipment costs are primarily impacted by the number and size of the locations the Company occupies.

- Business services, software and technology—costs related to contracts with core system and third-party data processing providers, software and information technology services to support office activities and internal networks. The Company believes its technology spending enhances the efficiency of the Company's employees and enables the Company to provide outstanding service to its clients. Technology and information system costs are primarily impacted by the number of locations the Company occupies, the number of employees, clients and volume of transactions the Company has and the level of service the Company requires from its third-party technology vendors.

- Intangible amortization expense is the result of acquisitions of fee income and banking companies. Identified intangible assets with definite lives consist of client relationship intangibles and core deposit intangibles and are amortized on a straight-line basis or sum-of-the-years' digits basis over the period representing the estimated remaining lives of the assets. The amount of expense is impacted by the timing of acquisitions and the estimated remaining lives of the assets.

- Professional fees and assessments—costs related to legal, accounting, tax, consulting, personnel recruiting, directors fees, insurance, mergers and acquisitions and other outsourcing arrangements. Professional services costs are primarily impacted by corporate activities requiring specialized services. FDIC insurance expense is also included in this line and represents the assessments that the Company pays to the FDIC for deposit insurance.

- Other operational expenses—includes costs related to marketing, donations, promotions, and expenses associated with office supplies, postage, travel expenses, meals and entertainment, dues and memberships, costs to maintain or prepare other real estate owned ("OREO"), for sale, and other general corporate expenses that do not fit within one of the specific noninterest expense lines described above. Other operational expenses are generally impacted by the Company's business activities and needs.

Operating Segments

The Company measures the overall profitability of business operations based on income before income tax. The Company allocates costs to its segments, which consist primarily of compensation and overhead expense directly attributable to the products and services within banking, retirement and benefit services and wealth. The Company measures the profitability of each segment based on the direct and indirect allocations of expense as it believes it better approximates the contribution generated by the Company's reportable operating segments. All indirect overhead allocations to each segment are determined by management based on an annual review of department expenses. Income tax expense is allocated to corporate administration. A description of each segment is provided in Note 22 (Segment Reporting) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

Critical Accounting Policies

As a result of the complex and dynamic nature of the Company's business, management must exercise judgment in selecting and applying the most appropriate accounting policies for its various areas of operations. The policy decision process not only ensures compliance with current GAAP, but also reflects management's discretion with regard to choosing the most suitable methodology for reporting the Company's financial performance. It is management's opinion that the accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity in the selection process. These estimates affect the reported amounts of assets and liabilities as well as disclosures of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most critical of the accounting policies is discussed below.

Allowance for credit losses ("ACL")— In 2023, the Company adopted the new accounting standard for credit losses, Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, as amended ("ASU 2016-13"). This new accounting standard, commonly referred to as "CECL," significantly changed the Company's methodology for accounting for reserves on loans, unfunded off balance sheet credit exposures, including certain unfunded loan commitments and standby guarantees, as well as introduced the consideration for an allowance on HTM investment securities. ASU 2016-13 replaced the "incurred loss" methodology used prior to 2023 to establish an allowance on loans and off-balance sheet credit exposures, with an "expected loss" approach. Under CECL, the ACL at each reporting period serves as the Company's best estimate of projected credit losses over the contractual life of certain assets, adjusted for expected prepayments, given an expectation of economic conditions and forecasts as of the valuation date. The Company considers the ACL on loans to be a critical accounting policy.

The recorded ACL on loans is determined based on the amortized cost basis of the assets and may be determined at various levels, including homogeneous loan pools and individual credits with unique risk factors. Since adoption of CECL in 2023, the Company has used a discounted cash flow approach to calculate the ACL for each loan segment, except for purchase credit deteriorated ("PCD") loans. Within the discounted cash flow model, a probability of default ("PD") and loss given default ("LGD") assumption is applied to calculate the expected loss for each loan segment. PD is the probability the asset will default within a given timeframe and LGD is the percentage of the assets not expected to be collected due to default. PD and LGD data is derived using a combination of external data and internal historical default and loss experience. The Company uses an expected loss method to calculate the ACL on the unpaid principal balance for PCD loans. This expected loss method utilizes PD and LGD assumptions applied to non-discounted cash flows at the instrument level.

CECL may create more volatility in the Company's ACL. Under CECL, the Company's ACL may increase or decrease period to period based on many factors, including, but not limited to: macroeconomic forecasts and conditions; a change in the prepayment speed assumption; an increase or decrease in loan balances, including changes to the Company's loan portfolio mix; credit quality of the loan portfolio; and various qualitative factors outlined in ASU 2016-13.

The Company considers the ACL on loans to be a critical accounting policy given the uncertainty in evaluating the allowance required to cover management's estimate of all expected credit losses over the expected contractual life of the loans in its portfolio. Determining the appropriateness of the allowance is a key management function that requires significant judgment and estimate by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the current loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance in future periods. While the Company's current evaluation indicates that the ACL on loans at December 31, 2025 and 2024 was appropriate, the allowance may need to be increased under adversely different conditions or assumptions.

The significant key assumptions used with the ACL on loans calculation at December 31, 2025 using the CECL methodology, included:

- *Macroeconomic factors (loss drivers):* Macroeconomic factors are used within our discounted cash flow model to forecast the PD over the forecast period. As macroeconomic factors worsen the PD increases, and the corresponding LGD increases, resulting in an increase in the ACL on loans. The Company utilizes national unemployment, changes in national gross domestic product ("GDP"), and changes in the National Housing Price Index in estimation of the ACL on loans. Macroeconomic factors used in the calculation of the ACL on loans may change from time to time and in times of greater uncertainty. The Company may consider a range of possible forecasts and evaluate the probability of each scenario.

- *Forecast period and reversion speed:* ASU 2016-13 requires a company to use a reasonable and supportable forecast period in developing the ACL, which represents the time period that management believes it can reasonably forecast the identified loss drivers. Generally, the forecast period management believes to be reasonable and supportable is set annually and validated through an assessment of economic leading indicators. In periods of greater volatility and uncertainty, such as that seen across the global markets and economies, including the U.S., the Company may elect to use a shorter forecast period, whereas when markets, economies and various other factors are considered more stable and certain, the Company may elect to use a longer forecast period. Generally, the Company expects its forecast period to range from one to two years. Once the reasonable and supportable forecast period is determined, ASU 2016-13 requires a company to revert its loss expectations to the long-run historical mean for the remainder of the contract life of the asset, adjusted for prepayments. In determining the length of time over which the reversion will take place (*i.e.* "reversion speed"), the Company considers such factors such as, but not limited to, historical loan loss experience over previous economic cycles, as well as where the Company believes it is within the current economic cycle. At December 31, 2025, the Company used a one-year forecast period and one-year reversion period for each loan segment to measure the ACL on loans, except for PCD agricultural land and PCD agricultural production loans which utilize static PD and LGD assumptions.

- *Prepayment speeds:* Prepayment speeds are determined for each loan segment utilizing the Company's own historical loan data, as well as consideration of current environmental factors. The prepayment speed assumption is utilized with the discounted cash flow model (*i.e.* the CECL model) to forecast expected cash flows over the contractual life of the loan, adjusted for expected prepayments. A higher prepayment speed assumption will drive a lower ACL, and vice versa.

- *Qualitative factors:* ASU 2016-13 requires companies to consider various qualitative factors that may impact expected credit losses. The Company continues to consider qualitative factors in determining and arriving at our ACL on loans each reporting period.

PCD loans are purchased loans, that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment. An ACL is determined using either an expected loss method or discounted cash flow analysis to calculate gross expected losses on unpaid principal. The expected loss method utilizes PD and LGD assumptions applied to non-discounted cash flows at the instrument level. The discounted cash flow analysis uses assumptions for the coupon rates, remaining maturities, prepayment speeds, projected default probabilities, loss given defaults, and estimates of prevailing discount rates. The initial ACL determined on a collective basis is allocated to individual loans. The sum of a loan's purchase price, allowance for credit losses, and non-credit discount or premium becomes its initial unpaid principal. The non-credit discount or premium is amortized into interest income over the life of the loan.

Non-purchased credit deteriorated ("non-PCD") loans are purchased loans, that, as of the date of acquisition, have not experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment. The loan's purchase price becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the unpaid principal of the loan is a discount or premium, which is comprised of a credit and non-credit component, and is accreted or amortized into interest income over the life of the loan. An ACL is determined using the same methodology as other loans held for investment, but no "day one" ACL is established on the date of acquisition. Instead, a subsequent "day two" ACL for non-PCD loans is recorded through the provision for credit losses, which reflects the estimated lifetime credit losses.

Management utilizes their best judgement and information available; however, the ultimate adequacy of the ACL is dependent upon a variety of factors beyond the Company's control which are inherently difficult to predict. The most significant factor is the macroeconomic scenario forecasts that determine the economic variables utilized in the loss driver models. Due to the inherent uncertainty in the macroeconomic forecasts, management utilized baseline, upside, and downside macroeconomic scenarios and weights the scenarios each period. At December 31, 2025, the quantitative portion of the ACL estimate for collectively evaluated loans ranged from approximately $22.7 million when weighting the upside scenario to 100%, to approximately $65.0 million when weighting the most severe downside scenario 100%. Management determined that a $31.4 million reserve for the quantitative portion of the ACL for collectively evaluated loans was appropriate as of December 31, 2025.

As of December 31, 2025, the recorded ACL on loans was $61.9 million and represented the Company's best estimate of expected credit losses within the loan portfolio. However, the Company may adjust its assumptions to account for differences between expected and actual losses each period. A future change of the Company's assumptions will likely alter the level of allowance required and may have a material impact on future results of operations and financial condition. The ACL is reviewed periodically within a calendar quarter to assess trends in the aforementioned key assumptions, as well as asset quality within the loan portfolio, and the Company considers the impact of these trends on the ACL and the Company's financial condition, if any. The ACL on loans is reviewed and approved on a quarterly basis by the ACL Governance Committee, and later reviewed and ratified by the Bank's Board of Directors.

Refer to "–Results of Operations–Provision for Credit Losses," "–Financial Condition–Asset Quality," and Note 6 (Loans and Allowance for Credit Losses) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K for further discussion.

Goodwill—As a result of acquisitions, the Company carries goodwill. Goodwill represents the cost of acquired companies in excess of the fair value of net assets at the acquisition date. Goodwill is evaluated at least annually or when business conditions suggest impairment may have occurred. Should impairment occur, goodwill will be reduced to its revised carrying value through a charge to earnings. The determination of whether or not impairment exists is based upon various valuation techniques, including the market approach and the income approach utilizing discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums, and company-specific performance and risk metrics, all of which are susceptible to change based on changes in economic and market conditions and other factors. Future events or changes in the estimates used to determine the carrying value of goodwill could have a material impact on the Company's results of operations.

A summary of the accounting policies used by management is disclosed in Note 1 (Significant Accounting Policies) and Note 8 (Goodwill and Other Intangible Assets) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

Fair values of loans acquired in business combinations—Loans acquired in business combinations are initially recorded at fair value as adjusted for credit risk and an ACL at the date of acquisition for PCD loans. For loans with no significant evidence of credit deterioration since origination, the difference between the fair value and the unpaid principal balance of the loan at the acquisition date is amortized into interest income using the effective interest method over the remaining period to contractual maturity.

Loans acquired with evidence of deterioration in credit quality since origination, or PCD loans, are accounted for in accordance with Accounting Standards Codification ("ASC") 326. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows initially expected to be collected on the loans and then discounting those cash flows at an appropriate market rate of interest. An ACL is recognized by estimating the expected credit losses of the purchased asset and recording an adjustment to the acquisition date fair value to establish the initial amortized cost basis of the asset. Differences between the established fair value and the unpaid principal balance of the asset is considered to be a non-credit discount/premium and is accreted/amortized into interest income using the interest method accounted for in accordance with ASC 310. Subsequent changes to the ACL are recorded through provision for credit loss expense using the same methodology as other loans held for investment.

Fair values for loans acquired in the HMNF acquisition were based on a discounted cash flow methodology that forecasts expected credit and prepayment adjusted cash flows, which were discounted using market-based discount rates. This approach also considered factors including the type of loan and related collateral, fixed or variable interest rate, remaining term, credit quality ratings or scores, and amortization status.

Selected larger loans with adverse risk ratings were specifically reviewed to evaluate fair value. Loans with similar risk characteristics were pooled together when applying various valuation techniques. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans, indices of corporate and other bond spreads, and required rates of return for market participants to purchase similar assets, including adjustments for liquidity, servicing costs, and credit quality when necessary. In the Company's valuation analysis, the discount rate had the most significant impact on the valuation. An increase of 0.25% to the discount rates used to derive the fair value of the loans at the time of the merger would have reduced the approximate fair value by $7.3 million, whereas a decrease of 0.25% to the discount rates would have increased the fair value by approximately $7.4 million.

A summary of the accounting policies used by management is disclosed in Note 1 (Significant Accounting Policies) and Note 3 (Business Combinations) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

Selected Financial Data

The following consolidated selected financial data is derived from the Company's audited consolidated financial statements as of and for the three years ended December 31, 2025.

The consolidated selected financial data presented below contains financial measures that are not presented in accordance with accounting principles generally accepted in the United States and have not been audited. See "Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures" below.

	As of and for the year ended December 31,			
(dollars and shares in thousands, except per share data)		2025		2024
Selected Income Statement Data				
Net interest income	$	172,499	$	107,045
Provision for loan losses		556		18,141
Noninterest income		51,876		114,930
Noninterest expense		201,227		180,675
Income before income taxes		22,592		23,159
Income tax expense		5,153		5,379
Net income	$	17,439	$	17,780
Per Common Share Data				
Earnings - basic	$	0.69	$	0.84
Earnings - diluted	$	0.68	$	0.83
Adjusted earnings - diluted [1]	$	2.78	$	1.45
Dividends declared	$	0.83	$	0.79
Tangible book value per common share [1]	$	17.55	$	14.44
Average shares outstanding − basic		25,380		21,047
Average shares outstanding − diluted		25,697		21,321
Selected Performance Ratios				
Return on average total assets		0.33%		0.39%
Adjusted return on average total assets [1]		1.35%		0.69%
Return on average common equity		3.32%		4.47%
Return on average tangible common equity [1]		6.29%		7.14%
Adjusted return on average tangible common equity [1]		19.48%		11.22%
Noninterest income as a % of revenue		23.12%		51.78%
Net interest margin (taxable-equivalent basis)		3.53%		2.56%
Adjusted net interest margin (taxable-equivalent basis) [1]		4.09%		3.14%
Efficiency ratio [1]		84.10%		77.92%
Adjusted efficiency ratio [1]		64.45%		73.45%
Dividend payout ratio		122.06%		95.18%
Average equity to average assets		9.95%		8.83%
Selected Balance Sheet Data - Period Ending				
Loans	$	4,048,022	$	3,992,534
Allowance for credit losses		(61,915)		(59,929)
Investment securities		768,543		863,638
Assets		5,230,084		5,261,673
Deposits		4,192,003		4,378,410
Long-term debt		59,182		59,069
Total stockholders' equity [2]		564,934		495,410
Asset Quality Ratios				
Net charge-offs/(recoveries) to average loans		0.05%		0.13%
Nonperforming loans to total loans		1.71%		1.58%
Nonperforming assets to total assets		1.33%		1.20%
Allowance for credit losses to total loans		1.53%		1.50%
Allowance for credit losses to nonperforming loans		89.65%		95.30%
Other Data				
Retirement and benefit services assets under administration/management	$	44,925,311	$	40,728,699
Wealth assets under administration/management	$	4,850,600	$	4,579,189
Mortgage originations	$	484,775	$	334,318

---

[1] Represents a Non-GAAP financial measure. See "Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures."
[2] Includes ESOP-owned shares.

Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures

  In addition to the results presented in accordance with GAAP, the Company routinely supplements its evaluation with an analysis of certain non-GAAP financial measures. Management uses the non-GAAP financial measures presented in the tables below in its analysis of its performance, and believes financial analysts and investors frequently use these measures, and other similar measures, to evaluate capital adequacy and financial performance. Management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

  The following tables present these non-GAAP financial measures along with the most directly comparable financial measures calculated in accordance with GAAP for the periods indicated:

	December 31, 2025	December 31, 2024
Tangible common equity to tangible assets		
Total common stockholders' equity	$ 564,934	$ 495,410
Less: Goodwill	85,634	85,634
Less: Other intangible assets	33,371	43,882
Tangible common equity (a)	445,929	365,894
Total assets	5,230,084	5,261,673
Less: Goodwill	85,634	85,634
Less: Other intangible assets	33,371	43,882
Tangible assets (b)	5,111,079	5,132,157
Tangible common equity to tangible assets (a)/(b)	8.72%	7.13%
Tangible book value per common share		
Total common stockholders' equity	$ 564,934	$ 495,410
Less: Goodwill	85,634	85,634
Less: Other intangible assets	33,371	43,882
Tangible common equity (c)	445,929	365,894
Total common shares issued and outstanding (d)	25,406	25,345
Tangible book value per common share (c)/(d)	$ 17.55	$ 14.44

		December 31, 2025		December 31, 2024
Return on average tangible common equity				
Net income	$	17,439	$	17,780
Add: Intangible amortization expense (net of tax) [1]		8,304		5,353
Net income, excluding intangible amortization (e)		25,743		23,133
Average total equity		525,323		397,738
Less: Average goodwill		85,634		56,237
Less: Average other intangible assets (net of tax) [1]		30,470		17,534
Average tangible common equity (f)		409,219		323,967
Return on average tangible common equity (e)/(f)		6.29%		7.14%
Efficiency ratio				
Noninterest expense	$	201,227	$	180,675
Less: Intangible amortization expense		10,511		6,776
Adjusted noninterest expense (g)		190,716		173,899
Net interest income (w)		172,499		107,045
Noninterest income		51,876		114,930
Tax-equivalent adjustment		2,402		1,202
Total tax-equivalent revenue (h)		226,777		223,177
Efficiency ratio (g)/(h)		84.10%		77.92%
Pre-Provision Net Revenue				
Net interest income (w)	$	172,499	$	107,045
Add: Noninterest income		51,876		114,930
Less: Noninterest expense		201,227		180,675
Pre-provision net revenue	$	23,148	$	41,300
Adjusted noninterest income				
Noninterest income	$	51,876	$	114,930
Less: Adjusted noninterest income items				
Net gains (losses) on investment securities		(68,403)		—
Net gain (loss) on sale of loans		2,080		
Net gain (loss) on sale of premises and equipment		(530)		3,941
Total adjusted noninterest income items (i)		(66,853)		3,941
Adjusted noninterest income (j)	$	118,729	$	110,989
Adjusted Noninterest (Loss) Income as a Percentage of Revenue				
Adjusted noninterest income (j)	$	118,729	$	110,989
Add: Net interest income (w)		172,499		107,045
Adjusted revenue (x)	$	291,228	$	218,034
Adjusted noninterest (loss) income as a percentage of revenue (j)/(x)		40.77%		50.90%
Adjusted noninterest expense				
Noninterest expense	$	201,227	$	180,675
Less: Adjusted noninterest expense items				
Merger- and acquisition-related expenses		142		9,980
Severance and signing bonus expense		1,319		2,901
Total adjusted noninterest expense items (k)		1,461		12,881
Adjusted noninterest expense (l)	$	199,766	$	167,794
Adjusted Pre-Provision Net Revenue				
Net interest income (w)	$	172,499	$	107,045
Add: Adjusted noninterest income (j)		118,729		110,989
Less: Adjusted noninterest expense (l)		199,766		167,794
Adjusted pre-provision net revenue	$	91,462	$	50,240
Adjusted efficiency ratio				
Adjusted noninterest expense (l)	$	199,766	$	167,794
Less: Intangible amortization expense		10,511		6,776
Adjusted noninterest expense for efficiency ratio (m)		189,255		161,018
Tax-equivalent revenue				
Net interest income (w)		172,499		107,045
Add: Adjusted noninterest income (j)		118,729		110,989
Add: Tax-equivalent adjustment		2,402		1,202
Total tax-equivalent revenue (n)		293,630		219,236
Adjusted efficiency ratio (m)/(n)		64.45%		73.45%

[1] Items calculated after-tax utilizing a marginal income tax rate of 21.0%.

		December 31, 2025		December 31, 2024
Adjusted net income				
Net income	$	17,439	$	17,780
Less: Adjusted noninterest income (loss) items (net of tax) [1] (i)		(52,814)		3,113
Add: HMNF day one provision for credit losses and unfunded commitments (net of tax) [1]		—		6,140
Add: Adjusted noninterest expense items (net of tax) [1] (k)		1,154		10,176
Adjusted net income (o)	$	71,407	$	30,983
Adjusted Return on Average Assets				
Average total assets (p)	$	5,277,867	$	4,503,483
Adjusted return on average assets (o)/(p)		1.35%		0.69%
Adjusted Return on Average Tangible Common Equity				
Adjusted net income (o)	$	71,407	$	30,983
Add: Intangible amortization expense (net of tax) [1]		8,304		5,353
Adjusted net income, excluding intangible amortization (q)		79,711		36,336
Average total equity		525,323		397,738
Less: Average goodwill		85,634		56,237
Less: Average other intangible assets (net of tax) [1]		30,470		17,534
Average tangible common equity (r)		409,219		323,967
Adjusted return on average tangible common equity (q)/(r)		19.48%		11.22%
Adjusted Net Interest Margin (Tax-Equivalent)				
Net interest income (w)	$	172,499	$	107,045
Less: BTFP cash interest income		—		12,494
Add: BTFP interest expense		—		11,291
Less: Purchase accounting net accretion		(26,580)		(17,576)
Adjusted net interest income excluding BTFP impact		199,079		123,418
Add: Tax equivalent adjustment for loans and securities		2,402		1,202
Adjusted net interest income (s)	$	201,481	$	124,620
Interest-earning assets		4,957,720		4,221,873
Less: Average cash proceeds balance from BTFP		—		231,366
Add: Change in unearned purchase accounting discount		(26,580)		(17,576)
Adjusted interest-earning assets (t)	$	4,931,140	$	3,972,931
Adjusted net interest margin (tax-equivalent) (s)/(t)		4.09%		3.14%
Adjusted Earnings Per Common Share - Diluted				
Adjusted net income (o)	$	71,407	$	30,983
Less: Dividends and undistributed earnings allocated to participating securities		(29)		37
Net income available to common stockholders (u)		71,436		30,946
Weighted-average common shares outstanding for diluted earnings per share (v)		25,697		21,321
Adjusted earnings per common share - diluted (u)/(v)	$	2.78	$	1.45
Adjusted Net Charge-Offs to Average Loans				
Net charge-offs	$	2,148	$	4,154
Less: Charge-off of PCD reserves on loans transferred to non-mortgage loans held for sale		3,053		—
Adjusted net charge-offs (recoveries) (y)		(905)		4,154
Average loans (z)	$	4,047,034	$	3,099,015
Adjusted net charge-offs (recoveries) to average loans (y)/(z)		(0.02)%		0.13%

[1]   Items calculated after-tax utilizing a marginal income tax rate of 21.0%.

Results of Operations

The following discussion describes the consolidated operations and financial condition of the Company and the Bank. Results of operations for the year ended December 31, 2025 are compared to the results for the year ended December 31, 2024, and the consolidated financial condition of the Company as of December 31, 2025 is compared to December 31, 2024.

Summary

Net income for the year ended December 31, 2025 was $17.4 million, a decrease of $0.3 million, or 1.9%, compared to $17.8 million for the year ended December 31, 2024. Diluted earnings per common share were $0.68 in 2025, compared to $0.83 in 2024. Return on average total assets was 0.33% in 2025, compared to 0.39% for 2024. The decrease in net income was primarily driven by a $63.1 million decrease in noninterest income and a $20.6 million increase in noninterest expense, offset by a $65.5 million increase in net interest income and a $17.6 million decrease in provision for credit losses expense. Noninterest income decreased primarily due to the $68.4 million loss on investment securities recognized in connection with a strategic balance sheet repositioning in the fourth quarter of 2025. The increase in net interest income was primarily driven by earning assets acquired in the HMNF acquisition, organic loan growth at higher yields, lower cost of funds, and purchase accounting accretion. The increase in noninterest expense was primarily due to a $10.1 million increase in compensation expense, a $4.2 million increase in occupancy and equipment expense, a $3.8 million increase in employee taxes and benefits expense, and a $3.7 million increase in intangible amortization expense, partially offset by a $8.5 million decrease in professional fees and assessments, as a result of the completion of the HMNF acquisition.

Net Interest Income—With Nontaxable Income Converted to Fully Taxable Equivalent ("FTE")

Net interest income totaled $172.5 million in 2025, an increase of $65.5 million, or 61.1%, from 2024. Net interest margin increased 97 basis points to 3.53% in 2025, from 2.56% in 2024. The increase in net interest margin was primarily the result of a $58.1 million increase in interest income on interest-earning assets and a $7.4 million decrease in interest expense on interest-bearing liabilities. The increase in the interest income earned on interest-earning assets was driven by a 35 basis point increase in the average rate earned on loans as well as a $948.0 million increase in the average balance of total loans, driven by increased loan balances from the acquisition of HMNF and strong organic growth at higher yields. The decrease in interest expense on interest-bearing liabilities was driven by a 70 basis point decrease in the average rate paid on interest-bearing liabilities, partially offset by a $562.3 million increase in the average balance of interest-bearing liabilities, driven primarily by the acquisition of HMNF.

The following table sets forth information related to the Company's average balance sheet, average yields on assets, and average rates of liabilities for the periods indicated. The Company derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. The Company derived average balances from the daily balances throughout the periods indicated. Average loan balances include loans that have been placed on nonaccrual, while interest previously accrued on these loans is reversed against interest income. In these tables, adjustments are made to the yields on tax-exempt assets in order to present tax-exempt income and fully taxable income on a comparable basis.

	Year ended December 31,					
	2025			**2024**		
(dollars in thousands)	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**
Interest-Earning Assets						
Interest-bearing deposits with banks	$ 54,150	$ 2,654	4.90%	$ 299,666	$ 16,142	5.39%
Investment securities [1]	813,474	21,510	2.64	791,111	20,604	2.60
Loans held for sale	18,920	909	4.80	14,180	836	5.90
Loans						
Commercial and industrial	665,635	49,383	7.42	588,269	42,505	7.23
CRE − Construction, land and development	341,533	22,712	6.65	172,700	11,699	6.77
CRE − Multifamily	356,019	22,828	6.41	272,125	15,974	5.87
CRE − Non-owner occupied	912,066	58,434	6.41	712,734	43,778	6.14
CRE − Owner occupied	421,997	27,920	6.62	286,540	16,354	5.71
Agricultural − Land	66,483	3,914	5.89	45,729	2,334	5.10
Agricultural − Production	64,118	4,518	7.05	43,361	2,988	6.89
RRE − First lien	895,225	43,259	4.83	747,874	31,153	4.17
RRE − Construction	36,309	2,675	7.37	22,832	1,503	6.58
RRE − HELOC	205,287	13,929	6.79	131,617	10,555	8.02
RRE − Junior lien	41,406	2,637	6.37	38,982	2,432	6.24
Other consumer	40,956	2,813	6.87	36,252	2,469	6.81
Total loans [1]	4,047,034	255,022	6.30	3,099,015	183,744	5.93
Federal Reserve/FHLB Stock	24,142	1,944	8.05	17,901	1,453	8.12
Total interest-earning assets	4,957,720	282,039	5.69	4,221,873	222,779	5.28
Noninterest-earning assets	320,147			281,610		
Total assets	$ 5,277,867			$ 4,503,483		
Interest-Bearing Liabilities						
Interest-bearing demand deposits	$ 1,257,069	$ 22,385	1.78%	$ 1,010,888	$ 21,436	2.12%
Money market and savings deposits	1,583,232	44,414	2.81	1,250,939	45,008	3.60
Time deposits	687,320	25,842	3.76	518,826	22,798	4.39
Fed funds purchased and BTFP	62,618	2,879	4.60	249,180	12,338	4.95
FHLB short-term advances	201,781	9,018	4.47	200,000	10,246	5.12
Long-term debt	59,126	2,599	4.40	59,013	2,707	4.59
Total interest-bearing liabilities	3,851,146	107,137	2.78	3,288,846	114,533	3.48
Noninterest-Bearing Liabilities and Stockholders' Equity						
Noninterest-bearing deposits	813,785			704,463		
Operating lease liabilities	24,566			9,259		
Accrued expenses and other liabilities	63,047			103,177		
Other noninterest-bearing liabilities	87,613			112,436		
Stockholders' equity	525,323			397,738		
Total liabilities and stockholders' equity	$ 5,277,867			$ 4,503,483		
Net interest income on FTE basis [1]		$ 174,902			$ 108,246	
Net interest rate spread on FTE basis [1]			2.91%			1.80%
Net interest margin on FTE basis [1]			3.53%			2.56%

[1] Fully tax-equivalent adjustment was calculated utilizing a marginal income tax rate of 21.0%.

Interest Rates and Operating Interest Differential

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on interest-earning assets and the interest incurred on interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period's volume.

| | Year ended December 31, 2025 Compared with Year ended December 31, 2024 | | |
| | Change due to: | | Interest |
(tax-equivalent basis, dollars in thousands)	Volume	Rate	Variance
Interest-earning assets			
Interest-bearing deposits with banks	$ (13,233)	$ (255)	$ (13,488)
Investment securities [1]	581	325	906
Loans held for sale	280	(207)	73
Loans			
Commercial and industrial	5,594	1,284	6,878
CRE − Construction, land and development	11,430	(417)	11,013
CRE − Multifamily	4,925	1,929	6,854
CRE − Non-owner occupied	12,239	2,417	14,656
CRE − Owner occupied	7,735	3,831	11,566
Agricultural − Land	1,058	522	1,580
Agricultural − Production	1,430	100	1,530
RRE − First lien	6,145	5,961	12,106
RRE − Construction	887	285	1,172
RRE − HELOC	5,908	(2,534)	3,374
RRE − Junior lien	151	54	205
Other consumer	320	24	344
Total loans [1]	57,822	13,456	71,278
Federal Reserve/FHLB Stock	507	(16)	491
Total interest income	45,957	13,303	59,260
Interest-bearing liabilities			
Interest-bearing demand deposits	5,219	(4,270)	949
Money market and savings deposits	11,963	(12,557)	(594)
Time deposits	7,397	(4,353)	3,044
Fed funds purchased and BTFP	(9,235)	(224)	(9,459)
FHLB short-term advances	91	(1,319)	(1,228)
Long-term debt	5	(113)	(108)
Total interest expense	15,440	(22,836)	(7,396)
Change in net interest income	$ 30,517	$ 36,139	$ 66,656

[1] Fully tax-equivalent adjustment was calculated utilizing a marginal income tax rate of 21.0%.

Provision for Credit Losses

The Company recorded a provision for credit losses expense of $0.6 million for the year ended December 31, 2025, compared to a provision for credit losses expense of $18.1 million for the year ended December 31, 2024. The provision for credit losses expense for the year ended December 31, 2025 included $4.2 million in provision for credit losses on loans, ($3.6) million in provision release for credit losses on unfunded commitments, and ($8) thousand recovery for credit losses on investment securities held-to-maturity ("HTM"). The CECL accounting standard requires the Company to recognize losses over the expected life of the loan as opposed to the losses expected to already have been incurred. The decrease in provision for credit losses was primarily a result of a $7.3 million day one provision in connection with the acquisition of HMNF in 2024 and a reduction in the unfunded commitment reserve of $3.6 million.

Noninterest Income

The following table presents noninterest income for the years ended December 31, 2025 and 2024:

| | Year ended December 31, | | | |
(dollars in thousands)	2025	2024	$ Change	% Change
Retirement and benefit services	$ 65,885	$ 64,365	$ 1,520	2.4%
Wealth	28,265	26,171	2,094	8.0%
Mortgage banking	11,855	10,073	1,782	17.7%
Service charges on deposit accounts	2,768	1,976	792	40.1%
Net gains (losses) on investment securities	(68,403)	—	(68,403)	100.0%
Other noninterest income	11,506	12,345	(839)	(6.8)%
Total noninterest income	$ 51,876	$ 114,930	$ (63,054)	(54.9)%
Noninterest income as a % of revenue	23.1%	51.8%		

Total noninterest income decreased $63.1 million, or 54.9%, to $51.9 million in 2025, from $114.9 million for 2024. The decrease in noninterest income was almost entirely driven by the strategic balance sheet repositioning transaction in the fourth quarter of 2025, which resulted in a $68.4 million loss on the sale of investment securities. Wealth revenue increased $2.1 million in 2025 primarily driven by an increase in assets under administration/management of 5.9%.

Noninterest income as a percent of total operating revenue, which consists of net interest income plus noninterest income, was 23.12% in 2025, down from 51.78% the prior year. The decrease in 2025 was primarily driven by the strategic balance sheet repositioning transaction in the fourth quarter of 2025, which resulted in a $68.4 million loss on the sale of investment securities. Excluding the $68.4 million loss on the sale of investment securities associated with the strategic balance sheet repositioning transaction in the fourth quarter of 2025, adjusted noninterest income as a percent of total operating revenue, which consists of net interest income plus noninterest income, was 41.08% in 2025.

Noninterest Expense

The following table presents noninterest expense for the years ended December 31, 2025 and 2024:

(dollars in thousands)		Year ended December 31,						
		2025		2024		$ Change		% Change
Compensation	$	97,457	$	87,311	$	10,146		11.6%
Employee taxes and benefits		26,815		22,967		3,848		16.8
Occupancy and equipment expense		11,973		7,766		4,207		54.2
Business services, software and technology expense		24,699		21,758		2,941		13.5
Intangible amortization expense		10,511		6,776		3,735		55.1
Professional fees and assessments		11,100		19,597		(8,497)		(43.4)
Marketing and business development		3,837		3,249		588		18.1
Supplies and postage		2,454		2,046		408		19.9
Travel		1,428		1,403		25		1.8
Mortgage and lending expenses		3,127		2,162		965		44.6
Other		7,826		5,640		2,186		38.8
Total noninterest expense	$	201,227	$	180,675	$	20,552		11.4%

Total noninterest expense increased $20.6 million, or 11.4%, to $201.2 million for the year ended December 31, 2025, from $180.7 million for the year ended December 31, 2024. The increase in noninterest expense was primarily driven by a $10.1 million increase in compensation expense, a $4.2 million increase in occupancy and equipment expense, a $3.8 million increase in employee taxes and benefits expense, and a $3.7 million increase in intangible amortization expense, partially offset by a $8.5 million decrease in professional fees and assessments, as a result of the completion of the HMNF acquisition.

Income Taxes

For the year ended December 31, 2025, the Company recognized income tax expense of $5.2 million on $22.6 million of pre-tax income, resulting in an effective tax rate of 22.8%. For the year ended December 31, 2024, the Company recognized income tax expense of $5.4 million on $23.2 million of pre-tax income, resulting in an effective tax rate of 23.2%. The decrease in the effective tax rate was primarily driven by items related to the acquisition of HMNF in 2024 and increased tax-exempt income.

Segment Reporting

The Company determined reportable segments based on the significance of the services offered, the significance of those services to the Company's financial condition and operating results, and the Company's regular review of the operating results of those services. The Company has three operating segments—banking, retirement and benefit services, and wealth. These segments are components for which financial information is prepared and evaluated regularly by management in deciding how to allocate resources and assess performance.

The selected financial information presented for each segment sets forth net interest income, provision for loan losses, noninterest income, and direct and indirect noninterest expense overhead allocations. Corporate administration includes all remaining income and expenses not allocated to the three operating segments. Certain reclassification adjustments have been made between corporate administration and the various lines of business for consistency in presentation.

For additional financial information on the Company's segments see Note 22 (Segment Reporting) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

Banking

The banking division offers a complete line of loan, deposit, cash management, and treasury services through 27 offices in North Dakota, Minnesota, Arizona, Wisconsin, and Iowa. These products and services are supported through various digital applications. The majority of the Company's assets and liabilities are on the banking segment balance sheet.

The following table presents the banking segment income statement, net of corporate administration, for the years ended December 31, 2025 and 2024:

(dollars in thousands)		Year ended December 31,		
		2025		2024
Net interest income	$	172,499	$	107,045
Provision for credit losses		556		18,141
Noninterest income (loss)		(42,274)		24,394
Total revenue		129,669		113,298
Noninterest expense [1]		113,918		88,517
Net income before taxes	$	15,751	$	24,781

[1] Noninterest expense does not include corporate administration expenses. Corporate administration expenses include executive compensation, premises and fixed assets expenses, and information technology expenses. These expenses are not specific to any specific segment.

Retirement and Benefit Services

The retirement and benefit services business provides the following services nationally: record-keeping and administration services to qualified and other types of retirement plans, investment fiduciary services to retirement plans, health savings accounts, flexible spending accounts, and COBRA recordkeeping and administration services. The division services approximately 8,800 retirement plans and more than 495,000 plan participants and operates within the Company's banking markets, as well as Lakewood, Colorado.

The following table presents the retirement and benefit services segment income statement for the years ended December 31, 2025 and 2024:

	Year ended December 31,		
(dollars in thousands)	2025		2024
Recurring annual income [1]	$ 53,245	$	51,522
Transactional income [2]	12,640		12,843
Total noninterest income	65,885		64,365
Noninterest expense	54,989		56,555
Net income before taxes	$ 10,896	$	7,810

[1] Recurring annual income primarily includes asset based fees, administration fees, record-keeping fees, trust/custody fees, and health and welfare fees. Of the amount presented, $26.0 million and $24.8 million for the years ended December 31, 2025 and 2024 , respectively, was from market sensitive revenue.

[2] Transactional income primarily includes advisory fees and distribution fees.

The following table presents changes in the combined AUA and AUM for the Company's retirement and benefit services segment for the periods presented:

	Year ended December 31,		
(dollars in thousands)	2025		2024
AUA & AUM balance beginning of period	$ 40,728,699	$	36,682,425
Inflows [1]	5,604,459		5,268,581
Outflows [2]	(6,485,947)		(5,370,264)
Market impact [3]	5,078,100		4,147,957
AUA & AUM balance end of period	$ 44,925,311	$	40,728,699
Yield [4]	0.15%		0.17%

[1] Inflows include new account assets, contributions, dividends and interest.
[2] Outflows include closed account assets, withdrawals and client fees.
[3] Market impact reflects gains and losses on portfolio investments.
[4] Retirement and benefit services noninterest income divided by simple average ending balances.

Total AUA and AUM for the retirement and benefit services segment was $44.9 billion at December 31, 2025, an increase of $4.2 billion, or 10.3%, compared to the total at December 31, 2024. The increase was primarily driven by an increase of $5.1 billion in market impact, driven by improved bond and equity markets.

Wealth

The wealth division provides advisory and planning services, investment management, and trust and fiduciary services to clients across the Company's footprint.

The following table presents the wealth segment income statement for the years ended December 31, 2025 and 2024:

	Year ended December 31,		
(dollars in thousands)	2025		2024
Asset management	$ 24,325	$	22,764
Brokerage	1,782		1,821
Insurance and advisory	2,158		1,586
Total noninterest income	28,265		26,171
Noninterest expense	21,472		15,641
Net income before taxes	$ 6,793	$	10,530

The following table presents changes in the wealth combined AUA and AUM, disaggregated by product, for the years ended December 31, 2025 and 2024:

(dollars in thousands)	Year ended December 31, 2025		Year ended December 31, 2024	
Total Wealth balance beginning of period	$	4,579,189	$	3,865,876
Inflows (1)(2)		4,326,335		1,146,690
Outflows (3)		(4,739,591)		(812,100)
Market impact (4)		684,667		378,723
Total Wealth balance end of period	$	4,850,600	$	4,579,189
Yield (5)(6)		0.52%		0.54%

(1)   Inflows include new account assets, contributions, dividends and interest.

(2)   Inflows for the year ended December 31, 2024 includes $272.5 million of AUA and AUM acquired in the HMNF transaction.

(3)   Outflows include closed account assets, withdrawals and client fees.

(4)   Market impact reflects gains and losses on portfolio investments.

(5)   Wealth noninterest income divided by simple average ending balances.

(6)   Yield does not include brokerage and insurance and advisory revenue of $3.9 million and $3.4 million for the years ended December 31, 2025 and 2024, respectively.

Total AUA and AUM for the wealth segment was $4.9 billion at December 31, 2025, an increase of $0.3 billion, or 5.9%, compared to the total at December 31, 2024. The increase was driven by a $0.7 billion increase in market impact driven by improved bond and equity markets.

Financial Condition

Overview

Total assets were $5.2 billion at December 31, 2025, a decrease of $31.6 million, or 0.6%, compared to $5.3 billion at December 31, 2024. The decrease was primarily due a $74.0 million decrease in available-for-sale investment securities and a $21.1 million decrease in held-to-maturity securities, partially offset by an increase of $55.5 million in loans held for investment and an increase of $15.3 million in operating lease right-of-use assets.

Investment Securities

The following table presents the fair value composition of the Company's investment securities portfolio at the dates indicated:

(dollars in thousands)	December 31, 2025 Balance	Percent of Portfolio	December 31, 2024 Balance	Percent of Portfolio
Available-for-sale				
U.S. Treasury and agencies	$ 405	0.1%	$ 30,707	3.7%
Mortgage backed securities				
Residential agency	476,746	64.2	503,706	61.1
Commercial	—	-	1,251	0.2
Asset backed securities	15	—	19	—
Corporate bonds	36,929	5.0	52,370	6.3
Total available-for-sale investment securities	514,095	69.3	588,053	71.3
Held-to-maturity				
Obligations of state and political agencies	105,405	14.2	107,985	13.1
Mortgage backed securities				
Residential agency	122,604	16.5	129,001	15.6
Total held-to-maturity investment securities	228,009	30.7	236,986	28.7
Total investment securities	$ 742,104	100.0%	$ 825,039	100.0%

The composition of the Company's investment securities portfolio reflects the Company's investment strategy of maintaining an appropriate level of liquidity for normal operations while providing an additional source of revenue. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet, while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as collateral.

At December 31, 2025, the total fair value of investment securities was $742.1 million compared to $825.0 million at December 31, 2024. The fair value of investment securities as a percentage of total assets was 14.2% and 15.7%, as of December 31, 2025 and December 31, 2024, respectively. The decrease in investment securities was primarily due to principal paydowns on mortgage securities and maturities. Securities with a carrying value of $115.1 million were pledged at December 31, 2025, to secure public deposits and for other purposes required or permitted by law.

The net pre-tax unrealized market value loss on the AFS investment portfolio as of December 31, 2025 was $3.6 million, compared to a $98.5 million loss as of December 31, 2024. The decrease was primarily due to the $68.4 million loss on investment securities recognized in connection with the strategic balance sheet repositioning in the fourth quarter of 2025, as well as improved market conditions.

The investment portfolio is composed of U.S. Treasury debentures, U.S. Agency mortgage-backed pass-throughs, U.S. Agency, Commercial Mortgage Obligations ("CMOs"), Corporate bonds and Municipal bonds.

As of December 31, 2025 and December 31, 2024, the Company held 59 tax-exempt state and local municipal securities totaling $28.1 million, and 68 tax-exempt state and local municipal securities totaling $30.0 million, respectively. Other than the aforementioned investments, at December 31, 2025 and December 31, 2024, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

The Company's AFS debt securities that are in an unrealized loss position are assessed to determine if an allowance should be recorded or if a write-down is required in accordance with ASU 2016-13. As of and for the years ended years ended December 31, 2025 and 2024, the Company did not record any allowances on or write-down any of the AFS debt securities in an unrealized loss position. Refer to Note 1 (Significant Accounting Policies) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K for additional details of the Company's assessment of the allowance for AFS investments as of and for the year ended December 31, 2025.

In accordance with ASU 2016-13, in each reporting period the Company's HTM debt securities are assessed to determine if any allowance should be recorded or if a write-down is required. As of and for the years ended December 31, 2025 and 2024, the Company recorded an allowance of $123 thousand and $131 thousand, respectively, and did not write-down any HTM debt securities. Refer to Note 1 (Significant Accounting Policies) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K for additional details of the Company's assessment of the allowance for HTM investments as of and for the years ended December 31, 2025 and 2024.

The investment securities presented in the following table are reported at fair value and by contractual maturity as of December 31, 2025. Actual timing may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, the mortgage backed securities receive monthly principal payments, which are not reflected below. The yields below are calculated on a tax equivalent basis, assuming a 21.0% income tax rate.

| | Maturity as of December 31, 2025 | | | | | | | |
| | One year or less | | One to five years | | Five to ten years | | After ten years | |
(dollars in thousands)	Fair Value	Average Yield	Fair Value	Average Yield	Fair Value	Average Yield	Fair Value	Average Yield
Available-for-sale								
U.S. Treasury and agencies	$ —	—%	$ 207	4.81%	$ —	—%	$ 198	4.94%
Mortgage backed securities								
Residential agency	42	2.70	4,201	3.52	15,634	3.68	456,869	2.32
Commercial	—	—	—	2.40	—	—	—	—
Asset backed securities	—	—	—	—	15	4.62	—	—
Corporate bonds	—	—	—	9.15	36,929	3.46	—	—
Total available-for-sale investment securities	42	2.70	4,408	5.84	52,578	3.54	457,067	2.32
Held-to-maturity								
Obligations of state and political agencies	11,258	1.40	53,553	1.85	35,454	2.26	5,140	2.24
Mortgage backed securities								
Residential agency	—	—	—	—	—	—	122,604	2.18
Total held-to-maturity investment securities	11,258	1.40	53,553	1.85	35,454	2.26	127,744	2.19
Total investment securities	$ 11,300	1.41%	$ 57,961	2.32%	$ 88,032	3.13%	$ 584,811	2.29%

Loans

The loan portfolio represents a broad range of borrowers comprised of C&I, CRE, agricultural, RRE, and consumer financing loans.

Total loans outstanding were $4.0 billion as of December 31, 2025, an increase of $55.5 million, or 1.4%, from December 31, 2024. The increase in total loans was primarily driven by a $45.8 million increase in consumer loans and a $9.7 million increase in commercial loans. The fair value of net loans acquired in the HMNF transaction, which was completed on October 9, 2024, was $786.2 million.

The Company's loan portfolio is highly diversified. As of December 31, 2025, approximately 18.3% of loans outstanding were C&I, while 47.8% of loans outstanding were CRE, 30.8% of loans outstanding were consumer, and 3.1% of loans outstanding were agricultural.

(dollars in thousands)	December 31, 2025 Balance	Percent of Portfolio	December 31, 2024 Balance	Percent of Portfolio
Commercial and industrial:				
General business	$ 290,008	7.2%	$ 340,702	8.5%
Services	237,966	5.9	177,813	4.5
Retail trade	101,374	2.5	88,105	2.2
Manufacturing	107,485	2.7	60,107	1.5
Total commercial and industrial	736,833	18.3	666,727	16.7
Commercial real estate:				
Construction, land and development	246,238	6.1	294,677	7.4
Multifamily	383,505	9.5	363,123	9.1
Non-owner occupied				
Office	142,095	3.5	168,170	4.2
Industrial	193,041	4.8	169,391	4.2
Retail	116,735	2.9	154,325	3.9
Hotel	110,022	2.7	170,982	4.3
Medical office	174,891	4.3	139,939	3.5
Medical or nursing facility	85,918	2.1	110,164	2.8
Other commercial real estate	53,160	1.3	54,054	1.3
Total non-owner occupied	875,862	21.6	967,025	24.2
Owner occupied	427,260	10.6	371,418	9.3
Total commercial real estate	1,932,865	47.8	1,996,243	50.0
Agricultural:				
Land	64,799	1.6	61,299	1.5
Production	62,500	1.5	63,008	1.6
Total agricultural	127,299	3.1	124,307	3.1
Consumer:				
RRE − First lien	874,737	21.6	921,019	23.1
RRE − Construction	33,703	0.8	33,547	0.8
RRE − HELOC	260,883	6.4	162,509	4.1
RRE − Junior lien	36,844	0.9	44,060	1.1
Other consumer	44,858	1.1	44,122	1.1
Total consumer	1,251,025	30.8	1,205,257	30.2
Total loans	$ 4,048,022	100.0%	$ 3,992,534	100.0%

C&I loans represent loans for working capital, purchases of equipment and other needs of commercial customers primarily located within our geographical footprint. These loans are underwritten individually and represent ongoing relationships based on a thorough knowledge of the customer, the customer's industry, and market. While C&I loans are generally secured by the customer's assets including real property, inventory, accounts receivable, operating equipment, and other property and may also include personal guarantees of the owners and related parties, the primary source of repayment of the loans is the ongoing cash flow from operations of the customer's business. In addition, revolving lines of credit are generally governed by a borrowing base. Inherent lending risks are monitored on a continuous basis through interim reporting, covenant testing and annual underwriting.

CRE loans consist of term loans secured by a mortgage lien on the real property and includes both owner occupied CRE loans as well as non-owner occupied loans. Non-owner occupied CRE loans consist of mortgage loans to finance investments in real property that may include, but are not limited to, multi-family, industrial, office, retail and other specific use properties as well as CRE construction loans that are offered to builders and developers generally within our geographical footprint. The primary risk characteristics in the non-owner-occupied portfolio include impacts of overall leasing rates, absorption timelines, levels of vacancy rates and operating expenses. The Company requires collateral values in excess of the loan amounts, cash flows in excess of expected debt service requirements and equity investment in the project. The expected cash flows from all significant new or renewed income producing property commitments are stress tested to reflect the risks in varying interest rates, vacancy rates, rental rates, and capitalization rates. Inherent lending risks are monitored on a continuous basis through quarterly monitoring and our annual underwriting process, incorporating an analysis of cash flow, collateral, market conditions, stress testing, including an interest rate risk assessment, and guarantor liquidity, if applicable. CRE loan policies are specific to individual product types and underwriting parameters vary depending on the risk profile of each asset class. CRE loan policies are reviewed no less than semi-annually by management and approved by the Bank's Board of Directors to ensure they align with current market conditions and the Bank's moderate risk appetite. Construction loans are monitored monthly and includes on-site inspections. Management reviews all construction loans quarterly to ensure projects are on time and within budget. CRE concentration limits have been established by product type and are monitored quarterly by the Bank's Credit Governance Committee and Board of Directors.

CRE loans may be adversely affected by conditions in the real estate markets or in the general economy. The Company does not monitor the CRE portfolio for attributes such as loan to value ratios, occupancy rates, and net operating income, as these characteristics are assessed and evaluated on an individual loan basis. Portfolio stress testing is completed based on property type and takes into consideration changes to net operating income and capitalization rates. The Company does not have exposure to the office building sector in central business districts as the office portfolio is generally diversified in suburban markets with acceptable occupancy levels. As of December 31, 2025, at 303.4%, the Bank's applicable investor CRE loans, as a percentage of its risk-based capital, slightly exceeded the regulatory guideline limit of 300%. Robust concentration management processes are in place to monitor this level of exposure. Quarterly, Bank management and its Board of Directors review the level of investor real estate assets, taking into consideration geographic location, detailed market analysis by property type, portfolio performance, and asset quality trends. Construction loans at 49.3% were below the regulatory guideline limit of 100%.

The following table presents the geographical markets of the collateral related to the non-owner occupied and multifamily CRE loans as of the dates presented:

(dollars in thousands)	December 31, 2025 Balance	December 31, 2025 Percent of Total	December 31, 2024 Balance	December 31, 2024 Percent of Total
Geographical Market:				
Minnesota	$ 621,747	49.4%	$ 668,395	50.2%
North Dakota	212,077	16.8	221,693	16.7
Arizona	133,618	10.6	169,473	12.7
Wisconsin	88,229	7.0	111,502	8.4
Texas	37,113	2.9	34,580	2.6
Colorado	23,358	1.9	23,386	1.8
Oregon	17,698	1.4	17,990	1.4
Kansas	16,656	1.3	15,183	1.1
Missouri	16,409	1.3	16,776	1.3
Georgia	14,569	1.2	—	—
Virginia	11,182	0.9	—	—
South Dakota	10,415	0.8	14,554	1.1
Other	56,296	4.5	36,616	2.8
Total non-owner occupied and multifamily commercial real estate loans	$ 1,259,367	100.0%	$ 1,330,148	100.0%

The Bank does not currently monitor owner occupied CRE loans based on geographical markets, as the primary source of repayment for these loans is predicated on the cash flow from the underlying operating entity. These loans are generally located within the Company's geographical footprint.

Highly competitive conditions continue to prevail in the small and middle market commercial segments in which the Company primarily operates. The Company maintains a commitment to generating growth in the Company's business portfolio in a manner that adheres to its twin goals of maintaining strong asset quality and producing profitable margins. The Company continues to invest in additional personnel, technology, and business development resources to further strengthen its capabilities.

RRE loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed over a 15- to 30-year term and, in most cases, are extended to borrowers to finance their primary residence with both fixed-rate and adjustable-rate terms. Real estate construction loans are also offered to consumers who wish to build their own homes and are often structured to be converted to permanent loans at the end of the construction phase, which is typically twelve months. RRE loans also include home equity loans and lines of credit that are secured by a first- or second lien on the borrower's residence. Home equity lines of credit consist mainly of revolving lines of credit secured by residential real estate.

Consumer loans include loans made to individuals not secured by real estate, including loans secured by automobiles or watercraft, and personal unsecured loans.

The Company originates both fixed and adjustable rate RRE loans conforming to the underwriting guidelines of the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, as well as home equity loans and lines of credit that are secured by first or junior liens. Most of the Company's fixed rate residential loans, along with some of the Company's adjustable rate mortgages are sold to other financial institutions with which the Company has established a correspondent lending relationship.

The Company's consumer mortgage loans have minimal direct exposure to subprime mortgages as the loans are underwritten to conform to secondary market standards. As of December 31, 2025, the Company's consumer mortgage portfolio was $1.2 billion, which represented a $45.0 million, or 3.9%, increase from $1.2 billion as of December 31, 2024. Market interest rates, expected duration, and the Company's overall interest rate sensitivity profile continue to be the most significant factors in determining whether the Company chooses to retain versus sell portions of new consumer mortgage originations.

The following table shows the maturities and sensitivity to interest rates for the loan portfolio as of December 31, 2025:

(dollars in thousands)	December 31, 2025 One year or less	After one but within five years	After five but within fifteen years	After fifteen years	Total
Commercial					
Commercial and industrial	$ 184,850	$ 356,025	$ 189,024	$ 6,934	$ 736,833
Commercial real estate					
Construction, land and development	74,888	87,278	35,439	48,633	246,238
Multifamily	105,114	188,545	89,846	—	383,505
Non-owner occupied	120,960	590,535	141,299	23,068	875,862
Owner occupied	25,572	272,589	80,963	48,136	427,260
Total commercial real estate	326,534	1,138,947	347,547	119,837	1,932,865
Agricultural					
Land	8,956	17,703	14,604	23,536	64,799
Production	42,671	18,950	879	—	62,500
Total agricultural	51,627	36,653	15,483	23,536	127,299
Total commercial	563,011	1,531,625	552,054	150,307	2,796,997
Consumer					
Residential real estate					
First lien	9,784	46,181	73,019	745,753	874,737
Construction	23,657	3,432	—	6,614	33,703
HELOC	3,829	13,329	24,281	219,444	260,883
Junior lien	1,073	6,257	18,807	10,707	36,844
Total residential real estate	38,343	69,199	116,107	982,518	1,206,167
Other consumer	17,216	21,324	3,922	2,396	44,858
Total consumer	55,559	90,523	120,029	984,914	1,251,025
Total loans	$ 618,570	$ 1,622,148	$ 672,083	$ 1,135,221	$ 4,048,022
Loans with fixed interest rates:					
Commercial					
Commercial and industrial	$ 37,810	$ 204,203	$ 78,832	$ —	$ 320,845
Commercial real estate					
Construction, land and development	45,815	17,989	1,079	—	64,883
Multifamily	51,123	119,263	25,759	—	196,145
Non-owner occupied	79,648	336,502	73,684	—	489,834
Owner occupied	21,343	194,340	24,306	1,168	241,157
Total commercial real estate	197,929	668,094	124,828	1,168	992,019
Agricultural					
Land	8,866	16,542	12,904	16,815	55,127
Production	2,163	16,958	879	—	20,000
Total agricultural	11,029	33,500	13,783	16,815	75,127
Total commercial	246,768	905,797	217,443	17,983	1,387,991
Consumer					
Residential real estate					
First lien	8,502	38,421	64,377	424,923	536,223
Construction	9,464	80	—	1,833	11,377
HELOC	61	1,585	5,852	3,279	10,777
Junior lien	503	4,028	13,872	10,119	28,522
Total residential real estate	18,530	44,114	84,101	440,154	586,899
Other consumer	845	12,393	3,922	205	17,365
Total consumer	19,375	56,507	88,023	440,359	604,264
Total loans with fixed interest rates	$ 266,143	$ 962,304	$ 305,466	$ 458,342	$ 1,992,255
Loans with floating interest rates:					
Commercial					
Commercial and industrial	$ 147,040	$ 151,822	$ 110,192	$ 6,934	$ 415,988
Commercial real estate					
Construction, land and development	29,073	69,289	34,360	48,633	181,355
Multifamily	53,991	69,282	64,087	—	187,360
Non-owner occupied	41,312	254,033	67,615	23,068	386,028
Owner occupied	4,229	78,249	56,657	46,968	186,103
Total commercial real estate	128,605	470,853	222,719	118,669	940,846
Agricultural					
Land	90	1,161	1,700	6,721	9,672
Production	40,508	1,992	—	—	42,500
Total agricultural	40,598	3,153	1,700	6,721	52,172
Total commercial	316,243	625,828	334,611	132,324	1,409,006
Consumer					
Residential real estate					
First lien	1,282	7,760	8,642	320,830	338,514
Construction	14,193	3,352	—	4,781	22,326
HELOC	3,768	11,744	18,429	216,165	250,106
Junior lien	570	2,229	4,935	588	8,322
Total residential real estate	19,813	25,085	32,006	542,364	619,268
Other consumer	16,371	8,931	—	2,191	27,493
Total consumer	36,184	34,016	32,006	544,555	646,761
Total loans with floating interest rates	$ 352,427	$ 659,844	$ 366,617	$ 676,879	$ 2,055,767

The expected life of the Company's loan portfolio will differ from contractual maturities because borrowers may have the right to curtail or prepay their loans with or without penalties. Consequently, the table above includes information limited to contractual maturities of the underlying loans.

Asset Quality

The Company's strategy for credit risk management includes well defined, centralized credit policies; uniform underwriting criteria; and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry, and client level; regular credit examinations; and management reviews of loans experiencing deterioration of credit quality. The Company strives to identify potential problem loans early, take necessary charge-offs promptly, and maintain adequate reserve levels for credit losses inherent in the portfolio. Management performs ongoing, internal reviews of any problem credits and continually assesses the adequacy of the allowance. The Company utilizes an internal lending division, Special Credit Services, to develop and implement strategies for the management of individual nonperforming loans.

Credit Quality Indicators

Loans are assigned a risk rating and grouped into categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The risk ratings are aligned to pass and criticized categories. The criticized categories include special mention, substandard, and doubtful risk ratings. See Note 6 (Loans and Allowance for Credit Losses) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K for a definition of each of the risk ratings.

The table below represents criticized loans outstanding by loan portfolio segment as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Commercial		
Commercial and industrial	$ 33,323	$ 35,127
Commercial real estate		
Construction, land and development	34,201	37,633
Multifamily	28,541	27,188
Non-owner occupied	17,591	45,173
Owner occupied	14,058	27,637
Total commercial real estate	94,391	137,631
Agricultural		
Land	7,653	8,034
Production	3,662	4,813
Total agricultural	11,315	12,847
Total commercial	139,029	185,605
Consumer		
Residential real estate		
First lien	2,602	2,988
Construction	4,680	4,680
HELOC	128	1,459
Junior lien	2,375	3,210
Total residential real estate	9,785	12,337
Other consumer	348	339
Total consumer	10,133	12,676
Total criticized loans	$ 149,162	$ 198,281
Criticized loans as a percent of total loans	3.68%	4.97%

Criticized loans represented 3.68% and 4.97% of total loans as of December 31, 2025 and 2024, respectively. The decrease in criticized loans in 2025 was driven by stabilization of credit quality and the sale of a pool of hospitality loans early in the third quarter of 2025.

The following table presents information regarding nonperforming assets as of the dates presented:

(dollars in thousands)	December 31, 2025	December 31, 2024
Nonaccrual loans	$ 69,065	$ 54,433
Accruing loans 90+ days past due	—	8,453
Total nonperforming loans	69,065	62,886
OREO and repossessed assets	308	—
Total nonperforming assets	69,373	62,886
Total restructured accruing loans	1,436	—
Total nonperforming assets and restructured accruing loans	$ 70,809	$ 62,886
Nonperforming loans to total loans	1.71%	1.58%
Nonperforming assets to total assets	1.33%	1.20%
ACL on loans to nonperforming loans	89.65%	95.30%

As of December 31, 2025, restructured accruing loans totaled $1.4 million. As of December 31, 2024, there were no restructured accruing loans. These loans represent financing receivables whose terms were modified for borrowers experiencing financial difficulty, typically through term extensions or interest rate reductions, but which continue to perform under the modified contractual terms. The increase during 2025 reflects one Agricultural – Land relationship where the borrower requested payment relief tied to cash-flow pressures. All such loans were evaluated under the Company's CECL methodology, and management determined that no specific allowance was required beyond amounts already captured in the collective reserve. Restructured accruing loans remain on accrual status because borrowers are current on all payments and demonstrate the ability to continue performing under the modified terms. Management continues to monitor these credits for performance trends and early-warning indicators.

The allowance for credit losses to nonperforming loans ratio decreased 565 basis points from December 31, 2024. The decrease was primarily the result of a $6.2 million increase in nonperforming loans for the year ended December 31, 2025. The increase in nonperforming loans was primarily driven by one commercial and industrial relationship of $12.2 million moving to nonaccrual status in the third quarter of 2025. In addition, two CRE – Multifamily relationships were moved to nonaccrual status in the fourth quarter of 2025, totaling $19.4 million. Protective advances totaling $5.4 million were made in order for construction to continue on a CRE – Construction, land and development loan totaling $33.6 million. Relief included the payoff of a CRE – Non-owner occupied relationship in the first quarter of 2025 and a commercial and industrial relationship in the third quarter of 2025 totaling $8.0 million, as well as an $8.5 million commercial and industrial loan which had been 90 days past due at December 31, 2024 that was paid current in 2025. The allowance for credit losses at December 31, 2025 also increased by $2.0 million over the allowance at December 31, 2024.

Interest income lost on nonaccrual loans approximated $3.3 million and $4.8 million for the years ended December 31, 2025 and 2024, respectively. There was no interest income included in net income related to nonaccrual loans for the years ended December 31, 2025 and 2024.

Allowance for Credit Losses

The ACL on loans is maintained at a level management believes is sufficient to absorb expected losses in the loan portfolio over the remaining estimated life of loans in the portfolio. Under the CECL accounting standard, the ACL is a valuation estimated at each balance sheet date and deducted from the amortized cost basis or unpaid principal balance of loans held for investment to present the net amount expected to be collected. These evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change. The allowance is increased by provisions charged to expense and decreased by actual charge-offs, net of recoveries.

Management estimates the ACL using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable supportable forecasts. Historical loss experience provides the basis for estimation of expected credit losses. Adjustments to historical loss information are made for differences in the current loan-specific risk characteristics such as different underwriting standards, portfolio mix, delinquency level, or life of the loan, as well as changes in environmental conditions, levels of economic activity, unemployment rates, property values and other relevant factors. The calculation also contemplates that the Company may not be able to make or obtain such forecasts for the entire life of the financial assets and requires a reversion to historical loss information.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. The ACL on individually evaluated loans is recognized on the basis of the present value of expected future cash flows discounted at the effective interest rate, the fair value of collateral adjusted of estimated costs to sell, or observable market price as of the relevant date, except for PCD loans in which the ACL is calculated against the unpaid principal balance.

The ACL on loans was $61.9 million at December 31, 2025, compared to $59.9 million at December 31, 2024. The $2.0 million increase in the ACL was primarily due to an increase in reserves on individually evaluated loans.

The following table presents information concerning the components of the ACL for the periods presented:

		Year ended December 31,		
(dollars in thousands)		2025		2024
ACL on loans at the beginning of the period	$	59,929	$	35,843
ACL on PCD acquired loans		—		10,151
Non-PCD day 1 provision for loan losses		—		7,332
(Credit) provision for loan losses		4,135		10,757
Net charge-offs (recoveries) (1)				
Commercial and industrial		(1,992)		3,225
CRE − Construction, land and development		—		—
CRE − Multifamily		—		—
CRE − Non-owner occupied		3,313		—
CRE − Owner occupied		(39)		191
Agricultural − Land		(5)		(20)
Agricultural − Production		318		19
RRE − First lien		55		—
RRE − Construction		—		—
RRE − HELOC		518		19
RRE − Junior lien		(1)		564
Other consumer		(18)		156
Total net charge-offs (recoveries)		2,149		4,154
ACL on loans at the end of the period		61,915		59,929
Components of ACL:				
ACL on HTM debt securities		123		131
ACL on loans		61,915		59,929
ACL on off-balance sheet credit exposures		3,886		7,534
ACL at end of the period		65,924		67,594
Total loans	$	4,048,022	$	3,992,534
Average total loans		4,047,034		3,099,015
ACL on loans to total loans		1.53%		1.50%
ACL on loans to nonaccrual loans		89.65%		110.10%
ACL on loans to nonperforming loans		89.65%		95.30%
Net charge-offs/(recoveries) to average total loans (annualized)		0.05%		0.13%

(1)   Additional information related to net charge-offs (recoveries) is presented in the following table for the periods indicated:

(dollars in thousands)	Total Charge-offs		Total Recoveries		Net Charge-offs (Recoveries)		Average Loans		Net Charge-offs (Recoveries) to Average Loans
For the year ended December 31,									
2025:									
Commercial									
Commercial and industrial	$	916	$	2,908	$	(1,992)	$	665,635	(0.30)%
Commercial real estate									
Construction, land and development		—		—		—		341,533	—
Multifamily		—		—		—		363,247	—
Non-owner occupied		3,401		88		3,313		927,665	0.36
Owner occupied		6		45		(39)		427,412	(0.01)
Total commercial real estate		3,407		133		3,274		2,059,857	0.16
Agricultural									
Land		—		5		(5)		66,483	(0.01)
Production		384		66		318		64,118	0.50
Total agricultural		384		71		313		130,601	0.24
Total commercial		4,707		3,112		1,595		2,856,093	0.06
Consumer									
Residential real estate									
First lien		55		—		55		895,225	0.01
Construction		—		—		—		36,309	—
HELOC		548		30		518		205,287	0.25
Junior lien		300		301		(1)		41,406	—
Total residential real estate		903		331		572		1,178,227	0.05
Other consumer		138		156		(18)		40,956	(0.04)
Total consumer		1,041		487		554		1,219,183	0.05
Total loans	$	5,748	$	3,599	$	2,149	$	4,075,276	0.05%
2024:									
Commercial									
Commercial and industrial	$	3,727	$	502	$	3,225	$	588,269	0.55%
Commercial real estate									
Construction, land and development		—		—		—		172,700	—
Multifamily		—		—		—		274,175	—
Non-owner occupied		—		—		—		718,168	—
Owner occupied		237		46		191		288,114	0.07
Total commercial real estate		237		46		191		1,453,157	0.01
Agricultural									
Land		—		20		(20)		45,729	(0.04)
Production		26		7		19		43,361	0.04
Total agricultural		26		27		(1)		89,090	—
Total commercial		3,990		575		3,415		2,130,516	0.16
Consumer									
Residential real estate									
First lien		—		—		—		747,874	—
Construction		—		—		—		22,832	—
HELOC		19		—		19		131,617	0.01
Junior lien		638		74		564		38,982	1.45
Total residential real estate		657		74		583		941,305	0.06
Other consumer		186		30		156		36,252	0.43
Total consumer		843		104		739		977,557	0.08
Total loans	$	4,833	$	679	$	4,154	$	3,108,073	0.13%

The following table presents the allocation of the ACL as of the dates presented:

(dollars in thousands)	December 31, 2025		December 31, 2024	
	Allocated Allowance	Percentage of loans to total loans	Allocated Allowance	Percentage of loans to total loans
Commercial and industrial	$ 16,216	18.3%	$ 8,170	16.7%
CRE − Construction, land and development	13,210	6.1	16,277	7.4
CRE − Multifamily	4,380	9.5	4,716	9.1
CRE − Non-owner occupied	11,006	21.6	16,513	24.2
CRE − Owner occupied	3,097	10.6	3,226	9.3
Agricultural − Land	959	1.6	597	1.5
Agricultural − Production	623	1.5	631	1.6
RRE − First lien	9,358	21.6	6,921	23.1
RRE − Construction	274	0.8	357	0.8
RRE − HELOC	1,787	6.4	1,339	4.1
RRE − Junior lien	395	0.9	742	1.1
Other consumer	610	1.1	440	1.1
Total loans	$ 61,915	100.0%	$ 59,929	100.0%

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded. A reserve for unfunded commitments is established using historical loss data and utilization assumptions. This reserve is located under accrued expenses and other liabilities on the Consolidated Balance Sheets. The provision release for unfunded commitments for the year ended December 31, 2025 was $3.6 million. The expense for provision for unfunded commitments for the year ended December 31, 2024 was $0.1 million.

Deposits

Deposit inflows and outflows are influenced by prevailing market interest rates, competition, local and economic conditions, and fluctuations in the Company's customers' own liquidity needs and may also be influenced by recent developments in the financial services industry, including the large-scale deposit withdrawals over a short period of time that resulted in recent bank failures.

Total deposits were $4.2 billion as of December 31, 2025, a decrease of $186.4 million, or 4.3%, from December 31, 2024. Noninterest-bearing deposits decreased $95.6 million and interest-bearing deposits decreased $90.8 million. The decrease in interest-bearing deposits consisted of decreases of $130.4 million in time deposits and $36.6 million in money market and savings, partially offset by an increase of $76.1 million in interest-bearing demand deposits. The decrease in interest-bearing deposits was primarily driven by a decrease in high-cost time deposits, which included $22.2 million of brokered CDs that matured in 2025 and were not renewed.

Interest-bearing deposit costs were 2.63% and 3.21% for the years ended December 31, 2025 and 2024, respectively. The decrease in interest-bearing deposit costs was the result of a declining interest rate environment.

The Company competes for local deposits by offering products with competitive rates and rely on the deposit portfolio to fund loans and other asset growth. Management understands the importance of core deposits as a stable source of funding and may periodically implement various deposit promotion strategies to encourage core deposit growth. For periods of rising interest rates, management has modeled the aggregate yields for non-maturity deposits and time deposits to increase at a slower pace than the increase in underlying market rates. The mix of average deposits has been changing throughout the last several years. The weightings of core funds (noninterest checking, interest checking, savings, and money market accounts) and time deposits' have increased. The Company is focused on expanding core account relationships and customers' preference for unrestricted accounts in the low interest rate environment. The weighting of time deposits increased as clients are looking for higher yielding alternative investments with increased short-term rates.

The following table presents the composition of the Company's deposit portfolio by category for the periods indicated:

(dollars in thousands)	December 31, 2025		December 31, 2024		Change	
	Balance	Percent of Portfolio	Balance	Percent of Portfolio	Amount	Percent
Noninterest-bearing demand	$ 807,896	19.3%	$ 903,466	20.6%	$ (95,570)	(10.6)%
Interest-bearing demand	1,296,315	30.9	1,220,173	27.9	76,142	6.2
Money market and savings (1)	1,511,250	36.1	1,547,806	35.4	(36,556)	(2.4)
Time deposits	576,542	13.7	706,965	16.1	(130,423)	(18.4)
Total deposits	$ 4,192,003	100.0%	$ 4,378,410	100.0%	$ (186,407)	(4.3)%

(1) Money market and savings deposits include health savings account deposits of $203.4 million and $190.3 million as of December 31, 2025 and 2024, respectively.

The following table presents the average balances and rates of the Company's deposit portfolio by category for the periods indicated:

(dollars in thousands)	Year ended December 31, 2025		Year ended December 31, 2024	
	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand	$ 813,785	—%	$ 704,463	—%
Interest-bearing demand	1,257,069	1.78%	1,010,888	2.12%
Money market and savings	1,583,232	2.81%	1,250,939	3.60%
Time deposits	687,320	3.76%	518,826	4.39%
Total deposits	$ 4,341,406	2.13%	$ 3,485,116	2.56%

The following table presents the composition of the Company's deposit portfolio by client segment for the periods indicated:

(dollars in thousands)	December 31, 2025 Balance	Percent of Portfolio	December 31, 2024 Balance	Percent of Portfolio	Change Amount	Percent
Commercial	$ 1,563,239	37.3%	$ 1,647,131	37.7%	$ (83,892)	(5.1)%
Consumer	1,469,813	35.1	1,556,522	35.5	(86,709)	(5.6)
Public (1)	180,755	4.3	201,197	4.6	(20,442)	(10.2)
Synergistic (2)						
Retirement and benefit services (3)	725,618	17.3	683,149	15.6	42,469	6.2
Wealth (4)	252,578	6.0	290,411	6.6	(37,833)	(13.0)
Total synergistic	978,196	23.3	973,560	22.2	4,636	(6.8)
Total deposits	$ 4,192,003	100.0%	$ 4,378,410	100.0%	$ (186,407)	(4.3)%

(1)   Public deposits primarily represent municipalities, school districts, and other governmental entities that receive public funding.

(2)   Synergistic deposits represent the on-balance money market balances that retirement and benefit services and wealth clients hold in proprietary money market products.

(3) $395.7 million and $361.3 million of retirement and benefit services synergistic deposits were indexed as of December 31, 2025 and 2024, respectively.

(4) $252.6 million and $290.4 million of wealth synergistic deposits were indexed as of December 31, 2025 and 2024, respectively.

The following table presents the contractual maturity of time deposits, including certificate of deposits and IRA deposits of $250 thousand and over, that were outstanding as of the date presented:

(dollars in thousands)	December 31, 2025
Maturing in:	
3 months or less	$ 71,558
3 months to 6 months	76,072
6 months to 1 year	36,648
1 year or greater	6,215
Total	$ 190,493

The Company's total uninsured deposits, which are amounts of deposit accounts that exceed the FDIC insurance limit, currently $250,000, were approximately $1.4 billion and $1.5 billion at December 31, 2025 and 2024, respectively. These amounts were estimated based on the same methodologies and assumptions used for regulatory reporting purposes.

Borrowings and Subordinated Debt

The Company utilizes both short term and long term borrowings as part of its asset/liability management and funding strategies. Short term borrowings consist of FHLB advances and federal funds purchased. The Company had $308.8 million and $239.0 million in short term borrowings outstanding at December 31, 2025 and 2024, respectively.

FHLB advances were secured by specific investment securities and real estate loans with a carrying amount of approximately $2.1 billion and $2.4 billion at December 31, 2025 and 2024, respectively.

Long-term debt is utilized to fund longer term assets and as a source of regulatory capital. At December 31, 2025, the Company had a $50.0 million outstanding 3.50% Fixed Rate Subordinated Note due 2031 (the "Subordinated Note"). The Subordinated Note currently bears interest at a fixed rate of 3.50% per year, payable annually through March 31, 2026. At the fifth anniversary of the issuance date of the Subordinated Note, on March 30, 2026, the interest rate will reset to a fixed interest rate equal to the FHLB rate, plus 2.0%, with a minimum annual fixed rate of not less than 3.5%. The Subordinated Note matures on March 30, 2031, and the Company has the option to redeem or prepay any or all of the Subordinated Note without premium or penalty at the time of interest payment beginning or after March 31, 2026, or at any time in the event of certain changes that affect the deductibility of interest for tax purposes or the treatment of the notes as Tier 2 Capital.

Junior subordinated debentures issued to capital trusts that issued trust preferred securities were $9.2 million as of December 31, 2025, compared to $9.1 million as of December 31, 2024. The increase was due to purchase accounting amortization on the junior subordinated notes assumed in the Beacon Bank acquisition in 2016. See Note 14 (Long-Term Debt) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

Selected financial information pertaining to the components of the Company's borrowings and subordinated debt as of the dates indicated is as follows:

(dollars in thousands)	December 31, 2025 Balance	Percent of Portfolio	December 31, 2024 Balance	Percent of Portfolio
Fed funds purchased	$ 58,800	16.0%	$ 38,960	13.1%
FHLB short-term advances	250,000	67.9	200,000	67.1
Subordinated notes	50,000	13.6	50,000	16.8
Junior subordinated debentures	9,182	2.5	9,069	3.0
Total borrowed funds	$ 367,982	100.0%	$ 298,029	100.0%

Capital Resources

The following table summarizes the changes in the Company's stockholders' equity for the periods indicated:

(dollars in thousands)	For the years ended December 31,	
	2025	**2024**
Beginning balance	$ 495,410	$ 369,127
Net income	17,439	17,780
Other comprehensive income (loss)	71,210	289
Common stock repurchased	(737)	(276)
Common stock issued	—	123,602
Common stock dividends	(21,087)	(16,762)
Stock-based compensation expense	2,699	1,650
Ending balance	$ 564,934	$ 495,410

Total stockholders' equity was $564.9 million at December 31, 2025, an increase of $69.5 million, or 14.0%, compared to $495.4 million at December 31, 2024. The increase was primarily driven by the $68.4 million loss on investment securities recognized in connection with the strategic balance sheet repositioning in the fourth quarter of 2025, which contributed to the $71.2 million increase in other comprehensive income during the year.

The Company strives to maintain an adequate capital base to support its activities in a safe and sound manner while at the same time attempting to maximize stockholder value. Capital adequacy is assessed against the risk inherent in the Company's balance sheet, recognizing that unexpected loss is the common denominator of risk and that common equity has the greatest capacity to absorb unexpected loss.

The Company is subject to various regulatory capital requirements both at the Company and the Bank level. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies. The Company has consistently maintained regulatory capital ratios at or above the well capitalized standards.

At December 31, 2025 and 2024, the Company met all capital adequacy requirements to which the Company was subject.

The table below sets forth the capital ratios for the Company and the Bank as of the dates indicated. See Note 26 (Regulatory Matters) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K for additional disclosures.

Capital Ratios	December 31, 2025	December 31, 2024
Alerus Financial Corporation Consolidated		
Common equity tier 1 capital to risk weighted assets	10.28%	9.91%
Tier 1 capital to risk weighted assets	10.48%	10.12%
Total capital to risk weighted assets	12.87%	12.49%
Tier 1 capital to average assets	8.86%	8.65%
Tangible common equity to tangible assets [1]	8.72%	7.13%
Alerus Financial, National Association		
Common equity tier 1 capital to risk weighted assets	10.41%	10.18%
Tier 1 capital to risk weighted assets	10.41%	10.18%
Total capital to risk weighted assets	11.66%	11.43%
Tier 1 capital to average assets	8.62%	8.69%

[1]   Represents a non-GAAP financial measure. See "Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures."

Contractual Obligations and Off-Balance Sheet Arrangements

Off Balance Sheet Arrangements

In the normal course of business, the Company enters into various transactions to meet the financing needs of clients, which, in accordance with GAAP, are not included in the consolidated balance sheets. These transactions include commitments to extend credit, standby letters of credit, and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Most of these commitments are expected to expire without being drawn upon. All off-balance sheet commitments are included in the determination of the amount of risk-based capital that the Company and the Bank are required to hold.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and commercial letters of credit is represented by the contractual or notional amount of those instruments. The Company decreased its exposure to losses under these commitments by subjecting them to credit approval and monitoring procedures. The Company assesses the credit risk associated with certain commitments to extend credit and establishes a liability for probable credit losses.

Further information related to financial instruments can be found in Note 15 (Commitments and Contingencies) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

Liquidity

Liquidity management is the process by which the Company manages the flow of funds necessary to meet its financial commitments on a timely basis and at a reasonable cost and to take advantage of earnings enhancement opportunities. These financial commitments include withdrawals by depositors, credit commitments to borrowers, expenses of the Company's operations, and capital expenditures. Liquidity is monitored and closely managed by the Company's asset and liability committee ("ALCO"), a group of senior officers from the finance, enterprise risk management, deposit, investment, treasury, and lending areas. It is ALCO's responsibility to ensure the Company has the necessary level of funds available for normal operations as well as maintain a contingency funding policy to ensure that potential liquidity stress events are planned for, quickly identified, and management has plans in place to respond. ALCO has created policies which establish limits and require measurements to monitor liquidity trends, including modeling and management reporting that identifies the amounts and costs of all available funding sources.

As of December 31, 2025, the Company had on balance sheet liquidity of $568.8 million, compared to $579.0 million as of December 31, 2024. On balance sheet liquidity includes cash and cash equivalents, federal funds sold, unencumbered securities available-for-sale and over collateralized securities pledging positions available-for-sale.

As of December 31, 2025, the Company had off balance sheet liquidity of $2.2 billion, compared to $2.3 billion as of December 31, 2024. Off balance sheet liquidity includes FHLB borrowing capacity, Federal Reserve Bank discount window capacity, federal fund lines, and brokered deposit capacity.

The Bank is a member of the FHLB, which provides short and long term funding to its members through advances collateralized by real estate related assets and other select collateral, most typically in the form of debt securities. The actual borrowing capacity is contingent on the amount of collateral available to be pledged to the FHLB. As of December 31, 2025, the Company had $2.1 billion of collateral pledged to the FHLB. Based on this collateral the Company is eligible to borrow up to $1.3 billion and had $1.0 billion of available capacity as of December 31, 2025. As of December 31, 2025, the Company had borrowing capacity through the Federal Reserve Bank discount window of $40.6 million. In addition, the Company can borrow up to $127.0 million through unsecured lines of credit the Company has established with five other banks.

In addition, because the Bank is "well capitalized," it can accept brokered deposits up to 20.0% of total assets based on current policy limits. Management believed that the Company had adequate resources to fund all of its commitments as of December 31, 2025 and December 31, 2024.

The Company's primary sources of liquidity include liquid assets, as well as unencumbered securities that can be used to collateralize additional funding. At December 31, 2025, the Company had $67.2 million of cash and cash equivalents of which $29.5 million were interest-bearing deposits held at the Federal Reserve, FHLB and other correspondent banks.

Though remote, the possibility of a funding crisis exists at all financial institutions. Accordingly, management has addressed this issue by formulating a liquidity contingency plan, which has been reviewed and approved by both the Bank's Board of Directors and the ALCO. The plan addresses the actions that the Company would take in response to both a short-term and long-term funding crisis.

A short term funding crisis would most likely result from a shock to the financial system, either internal or external, which disrupts orderly short term funding operations. Such a crisis would likely be temporary in nature and would not involve a change in credit ratings. A long term funding crisis would most likely be the result of both external and internal factors and would most likely result in drastic credit deterioration. Management believes that both potential circumstances have been fully addressed through detailed action plans and the establishment of trigger points for monitoring such events.

Recent Developments

Stockholder Dividend

On February 25, 2026, the Board declared a quarterly cash dividend of $0.21 per common share. This dividend is payable on April 10, 2026, to stockholders of record on March 27, 2026.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates. Interest-rate risk is the risk to earnings and equity value arising from changes in market interest rates and arises in the normal course of business to the extent that there is a divergence between the amount of interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, re-price, or mature in specified periods. The Company seeks to achieve consistent growth in net interest income and equity while managing volatility arising from shifts in market interest rates. The ALCO oversees market risk management, monitoring risk measures, limits, and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. The Bank's Board of Directors approves policy limits with respect to interest rate risk.

Interest Rate Risk

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. The objectives of interest rate risk management are to control exposure of net interest income changes associated with interest rate movements and to achieve sustainable growth in net interest income. Effective interest rate risk management begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk position given business activities, management objectives, market expectations and ALCO policy limits and guidelines.

Interest rate risk can come in a variety of forms, including repricing risk, basis risk, yield curve risk and option risk. Repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes impact the Company's assets and liabilities. Basis risk is the risk of adverse consequence resulting from unequal change in the spread between two or more rates for different instruments with the same maturity. Yield curve risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different maturities for the same or different instruments. Option risk in financial instruments arises from embedded options such as options provided to borrowers to make unscheduled loan prepayments, options provided to debt issuers to exercise call options prior to maturity, and depositor options to make withdrawals and early redemptions.

Management regularly reviews the Company's exposure to changes in interest rates. Among the factors considered are changes in the mix of interest-earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. ALCO reviews, on at least a quarterly basis, the interest rate risk position.

The interest rate risk position is measured and monitored at the Bank using net interest income simulation models and economic value of equity sensitivity analysis that capture both short term and long term interest rate risk exposure.

Modeling the sensitivity of net interest income and the economic value of equity to changes in market interest rates is highly dependent on numerous assumptions incorporated into the modeling process. The models used for these measurements rely on estimates of the potential impact that changes in interest rates may have on the value and prepayment speeds on all components of the Company's loan portfolio, investment portfolio, as well as embedded options and cash flows of other assets and liabilities. Balance sheet growth assumptions are also included in the simulation modeling process. The analysis provides a framework as to what the Company's overall sensitivity position is as of the Company's most recent reported position and the impact that potential changes in interest rates may have on net interest income and the economic value of the Company's equity.

Net interest income simulation involves forecasting net interest income under a variety of interest rate scenarios including instantaneous shocks.

The estimated impact on the Company's net interest income in hypothetical rising and declining rate scenarios assuming immediate, parallel moves in interest rates, calculated as of December 31, 2025 and December 31, 2024, are presented in the table below:

| | December 31, 2025 | | December 31, 2024 | |
	Following 12 months	Following 24 months	Following 12 months	Following 24 months
+400 basis points	-1.2%	14.0%	1.7%	13.6%
+300 basis points	-0.7%	10.7%	1.2%	10.0%
+200 basis points	-0.1%	7.8%	1.1%	7.2%
+100 basis points	0.1%	4.1%	0.6%	3.7%
−100 basis points	0.6%	-4.2%	0.4%	-3.1%
−200 basis points	2.0%	-7.9%	0.7%	-6.8%
−300 basis points	4.2%	-9.5%	0.8%	-10.5%
−400 basis points	5.4%	-8.0%	4.0%	-7.0%

The above interest rate simulation suggests that the Company's balance sheet is slightly liability sensitive, in the short-term, as of December 31, 2025, demonstrating that an increase in interest rates would have a marginal negative impact on net interest income over the next 12 months. The balance sheet has shifted from being asset sensitive as of December 31, 2024. This change is attributable to the maturity of certain derivatives strategies as well as balance sheet mix changes.

Management strategies may impact future reporting periods, as actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes, the difference between actual experience, and the characteristics assumed, as well as changes in market conditions. Market based prepayment speeds are factored into the analysis for loan and securities portfolios. Rate sensitivity for transactional deposit accounts is modeled based on both historical experience and external industry studies.

Management uses economic value of equity sensitivity analysis to understand the impact of interest rate changes on long term cash flows, income, and capital. Economic value of equity is based on discounting the cash flows for all balance sheet instruments under different interest rate scenarios. Deposit premiums are based on external industry studies and utilizing historical experience.

The table below presents the change in the economic value of equity as of December 31, 2025 and December 31, 2024, assuming immediate parallel shifts in interest rates:

	December 31, 2025	December 31, 2024
+400 basis points	-5.4%	-6.2%
+300 basis points	-3.5%	-4.8%
+200 basis points	-1.2%	-2.4%
+100 basis points	-0.1%	-0.8%
−100 basis points	-1.0%	0.1%
−200 basis points	-3.6%	-0.9%
−300 basis points	-9.0%	-3.6%
−400 basis points	-18.4%	-8.5%

Operational Risk

Operational risk is the risk of loss due to human behavior, inadequate or failed internal systems and controls, and external influences such as market conditions, fraudulent activities, disasters, and security risks. Management continuously strives to strengthen its system of internal controls, enterprise risk management, operating processes and employee awareness to assess the impact on earnings and capital and to improve the oversight of the Company's operational risk.

Compliance Risk

Compliance risk represents the risk of regulatory sanctions, reputational impact or financial loss resulting from failure to comply with rules and regulations issued by the various banking agencies and standards of good banking practice. Activities which may expose the Company to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges resulting from the expansion of the Company's banking center network, employment and tax matters.

Strategic and/or Reputation Risk

Strategic and/or reputation risk represents the risk of loss due to impairment of reputation, failure to fully develop and execute business plans, failure to assess current and new opportunities in business, markets and products, and any other event not identified in the defined risk types mentioned previously. Mitigation of the various risk elements that represent strategic and/or reputation risk is achieved through initiatives to help management better understand and report on various risks, including those related to the development of new products and business initiatives.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Alerus Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alerus Financial Corporation and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 3, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses—Loans

The Company's allowance for credit losses (ACL) on loans was $61.9 million at December 31, 2025. As described in Notes 1 and 6, the ACL on loans reduces the unpaid principal balance of loans held for investment to the net amount expected to be collected and represents the expected losses over the life of all loans at the reporting date. Management disaggregates the loan portfolio into pools of loans with similar risk characteristics and utilizes a discounted cash flow (DCF) or expected loss approach to calculate the expected loss for each segment. The DCF method incorporates forecasted economic scenarios and applies a reversion methodology beyond the reasonable and supportable forecast period. Within the loss driver models, a probability of default and loss given default assumption is applied to calculate the expected loss for each segment. The ACL on loans also considers various qualitative factors that are likely to cause estimated credit losses to differ from historical loss experience, such as: actual or expected changes in economic trends and conditions, changes in the value of underlying collateral for loans, changes to lending policies, underwriting standards and/or management personnel performing such functions, delinquency and other credit quality trends, credit risk concentrations, changes to the nature of the Company's business impacting the loan portfolio and other external factors.

We identified the determination of the forecasted economic scenarios and qualitative factors of the ACL as a critical audit matter because auditing management's underlying assumptions required a high degree of complexity and auditor judgment and involved a high degree of estimation uncertainty.

Our audit procedures related to the determination of the forecasted economic scenarios and qualitative factors of ACL for pooled loans included the following, among others:

- We obtained an understanding of the relevant controls related to the ACL on loans and tested such controls for design and operating effectiveness, including those over approval of key data inputs including forecasted economic scenarios and qualitative factors (such as economic and business conditions) including validation of underlying data and assumptions.
- We tested the completeness and accuracy of data and assumptions used by management in determining inputs to the forecasted economic scenarios and qualitative factors by agreeing those inputs to internal or external information sources.
- We tested management's forecasts of future economic loss drivers, which include national unemployment, change in national gross domestic product, and change in National Housing Price Index, by comparing these forecasts to external and internal information sources.
- We assessed the reasonableness of management's changes in adjustments to qualitative factors within the ACL on loans by evaluating the magnitude and directional consistency of changes in the level of adjustments to historical loss information between periods and evaluating whether management's conclusions were reasonable and consistent with Company provided internal data and external independent data, including data related to current and forecasted periods.

/s/ RSM US LLP

We have served as the Company's auditor since 2022.

Des Moines, Iowa
March 3, 2026

Alerus Financial Corporation and Subsidiaries

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)		December 31, 2025		December 31, 2024
Assets				
Cash and cash equivalents	$	67,192	$	61,239
Investment securities				
Trading		1,758		3,309
Available-for-sale, at fair value (amortized cost of $516,737 and $686,556, respectively)		514,095		588,053
Held-to-maturity, at amortized cost (fair value of $228,009 and $236,986, respectively, with an allowance for credit losses on investments of $123 and $131, respectively)		254,448		275,585
Loans held for sale		21,934		16,518
Loans		4,048,022		3,992,534
Allowance for credit losses on loans		(61,915)		(59,929)
Net loans		3,986,107		3,932,605
Land, premises and equipment, net		43,253		39,780
Operating lease right-of-use assets		28,761		13,438
Accrued interest receivable		21,742		20,075
Bank-owned life insurance		39,307		36,033
Goodwill		85,634		85,634
Other intangible assets, net		33,371		43,882
Servicing rights		6,383		7,918
Deferred income taxes, net		23,080		52,885
Other assets		103,019		84,719
Total assets	$	5,230,084	$	5,261,673
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Noninterest-bearing	$	807,896	$	903,466
Interest-bearing		3,384,107		3,474,944
Total deposits		4,192,003		4,378,410
Short-term borrowings		308,800		238,960
Long-term debt		59,182		59,069
Operating lease liabilities		36,282		18,991
Accrued expenses and other liabilities		68,883		70,833
Total liabilities		4,665,150		4,766,263
Commitments and contingencies (Note 15)				
Stockholders' equity				
Preferred stock, $1 par value, 2,000,000 shares authorized: 0 issued and outstanding		—		—
Common stock, $1 par value, 60,000,000 and 30,000,000 shares authorized: 25,406,278 and 25,344,803 issued and outstanding		25,406		25,345
Additional paid-in capital		271,609		269,708
Retained earnings		270,075		273,723
Accumulated other comprehensive income (loss)		(2,156)		(73,366)
Total stockholders' equity		564,934		495,410
Total liabilities and stockholders' equity	$	5,230,084	$	5,261,673

See Accompanying Notes to Consolidated Financial Statements

66

Alerus Financial Corporation and Subsidiaries

Consolidated Statements of Income

(dollars and shares in thousands, except per share data)		Year ended December 31,				
		2025		**2024**		**2023**
Interest Income						
Loans, including fees	$	253,699	$	183,560	$	136,918
Investment securities						
Taxable		20,699		19,745		24,262
Exempt from federal income taxes		640		679		740
Other		4,598		17,595		2,963
Total interest income		279,636		221,579		164,883
Interest Expense						
Deposits		92,641		89,243		53,387
Short-term borrowings		11,897		22,584		20,976
Long-term debt		2,599		2,707		2,681
Total interest expense		107,137		114,534		77,044
Net interest income		172,499		107,045		87,839
Provision for credit losses		556		18,141		2,057
Net interest income after provision for credit losses		171,943		88,904		85,782
Noninterest Income						
Retirement and benefit services		65,885		64,365		65,294
Wealth		28,265		26,171		21,855
Mortgage banking		11,855		10,073		8,411
Service charges on deposit accounts		2,768		1,976		1,280
Net gains (losses) on investment securities		(68,403)		—		(24,643)
Gain on sale of non-mortgage loans		2,080		—		—
Other		9,426		12,345		8,032
Total noninterest income		51,876		114,930		80,229
Noninterest Expense						
Compensation		97,457		87,311		76,290
Employee taxes and benefits		26,815		22,967		20,051
Occupancy and equipment expense		11,973		7,766		7,477
Business services, software and technology expense		24,699		21,758		21,053
Intangible amortization expense		10,511		6,776		5,296
Professional fees and assessments		11,100		19,597		6,743
Marketing and business development		3,837		3,249		3,027
Supplies and postage		2,454		2,046		1,796
Travel		1,428		1,403		1,189
Mortgage and lending expenses		3,127		2,162		1,902
Other		7,826		5,640		5,333
Total noninterest expense		201,227		180,675		150,157
Income before income taxes		22,592		23,159		15,854
Income tax expense		5,153		5,379		4,158
Net income	$	17,439	$	17,780	$	11,696
Per Common Share Data						
Basic earnings per common share	$	0.69	$	0.84	$	0.59
Diluted earnings per common share	$	0.68	$	0.83	$	0.58
Dividends declared per common share	$	0.83	$	0.79	$	0.75
Average common shares outstanding		25,380		21,047		19,922
Diluted average common shares outstanding		25,697		21,321		20,143

See Accompanying Notes to Consolidated Financial Statements

Alerus Financial Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(dollars in thousands)	Year ended December 31, 2025		2024		2023	
Net Income (Loss)	$	17,439	$	17,780	$	11,696
Other Comprehensive Income (Loss), Net of Tax						
Net change in unrealized gains (losses) on debt securities		95,697		(756)		33,897
Net change in unrealized gain (losses) on cash flow hedging derivatives		(475)		753		(297)
Net change in unrealized gain (losses) on other derivatives		(149)		389		(241)
Total other comprehensive income (loss), before tax		95,073		386		33,359
Income tax expense (benefit) related to items of other comprehensive income (loss)		23,863		97		8,373
Other comprehensive income (loss), net of tax		71,210		289		24,986
Total comprehensive income (loss)	$	88,649	$	18,069	$	36,682

See Accompanying Notes to Consolidated Financial Statements

68

Alerus Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Year ended December 31, 2025				
(dollars in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of December 31, 2022	19,992	$ 155,095	$ 280,426	$ (98,641)	$ 356,872
Cumulative effect of change in accounting principles, net of tax	—	—	(4,452)	—	(4,452)
Balance as of January 1, 2023	19,992	155,095	275,974	(98,641)	352,420
Net income	—	—	11,696	—	11,696
Other comprehensive income (loss)	—	—	—	24,986	24,986
Common stock repurchased	(375)	(6,263)	—	—	(6,638)
Common stock dividends	—	—	(14,965)	—	(14,965)
Share-based compensation expense	18	1,610	—	—	1,628
Vesting of restricted stock	99	(99)	—	—	—
Balance as of December 31, 2023	19,734	$ 150,343	272,705	$ (73,655)	369,127
Net income	—	—	17,780	—	17,780
Other comprehensive income (loss)	—	—	—	289	289
Common stock repurchased	(9)	(267)	—	—	(276)
Common stock dividends	—	—	(16,762)	—	(16,762)
Stock issuance from the acquisition of HMN Financial, Inc.	5,548	118,054	—	—	123,602
Share-based compensation expense	—	1,650	—	—	1,650
Vesting of restricted stock	72	(72)	—	—	—
Balance as of December 31, 2024	25,345	$ 269,708	273,723	$ (73,366)	495,410
Net income	—	—	17,439	—	17,439
Other comprehensive income (loss)	—	—	—	71,210	71,210
Common stock repurchased	(15)	(722)	—	—	(737)
Common stock dividends	—	—	(21,087)	—	(21,087)
Share-based compensation expense	—	2,699	—	—	2,699
Vesting of restricted stock	76	(76)	—	—	—
Balance as of December 31, 2025	25,406	$ 271,609	$ 270,075	$ (2,156)	$ 564,934

See Accompanying Notes to Consolidated Financial Statements

69

Alerus Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(dollars in thousands)		Year ended December 31, 2025		2024		2023
Operating Activities						
Net income	$	17,439	$	17,780	$	11,696
Adjustments to reconcile net income to net cash provided (used) by operating activities						
Deferred income taxes		5,892		(3,983)		893
Provision for credit losses		556		18,141		2,057
Depreciation and amortization		15,320		9,842		8,525
Amortization and accretion of premiums/discounts on investment securities		771		1,499		2,047
Amortization of operating lease right-of-use assets		1,968		5,038		(15)
Share-based compensation expense		2,699		1,650		1,628
Purchase accounting accretion, net		(26,580)		(7,214)		(1,965)
Originations of loans held for sale		(429,788)		(305,019)		(296,831)
Proceeds on loans held for sale		435,416		309,905		302,252
Realized loss (gain) on mortgage loans sold		(8,964)		(8,995)		(7,323)
Realized loss (gain) on non-mortgage loans sold		(2,080)		—		—
Servicing rights capitalized upon sale of mortgage loans		(165)		(224)		—
(Increase) in value of bank-owned life insurance		(1,063)		(862)		(877)
Realized loss (gain) on sale of premises and equipment		530		(3,941)		(50)
Realized loss (gain) on derivative instruments		(394)		(126)		365
Realized loss (gain) on sale of foreclosed assets		74		(1)		(17)
Realized loss (gain) on sale of investment securities		68,403		—		24,643
Realized loss (gain) on BOLI mortality		—		—		(1,196)
Change in fair value of mortgage servicing rights		1,700		(197)		—
Realized loss (gain) on servicing rights		—		—		(3)
Realized loss (gain) on sale of ESOP trustee line of business		—		—		(2,775)
Net change in:						
Accrued interest receivable		(1,667)		(1,345)		(2,831)
Other assets		(11,287)		1,288		(5,676)
Accrued expenses and other liabilities		(1,249)		(11,490)		(7,728)
Net cash provided (used) by operating activities		67,530		21,746		26,819
Investing Activities						
Proceeds from sales of trading investment securities		6,233		9,020		—
Purchases of trading investment securities		(4,571)		(11,757)		—
Proceeds from sales or calls of investment securities available-for-sale		396,417		130,415		171,758
Proceeds from maturities of investment securities available-for-sale		82,558		54,709		67,346
Purchases of investment securities available-for-sale		(377,565)		(98,350)		—
Proceeds from calls of investment securities held-to-maturity		381		613		242
Proceeds from maturities and paydowns of investment securities held-to-maturity		19,835		22,223		20,623
Proceeds from sale of non-mortgage loans held for sale		62,491		—		—
Net (increase) decrease in loans		(96,386)		(434,472)		(312,655)
Purchases of FHLB stock		(146,149)		(49,343)		(110,093)
Sales of FHLB stock		141,837		52,253		112,889
Net cash received (paid) for business combinations		—		8,610		—
Purchases of BOLI		(2,211)		(1,935)		—
Proceeds from BOLI mortality claim		—		—		2,828
Purchases of premises and equipment		(8,699)		(12,370)		(3,073)
Proceeds from sales of foreclosed assets		2,378		105		210
Net cash provided (used) by investing activities		76,550		(322,819)		(49,925)
Financing Activities						
Net increase (decrease) in deposits		(186,407)		324,950		180,127
Net increase (decrease) in short-term borrowings with maturities of three months or less		69,840		(76,810)		(63,910)
Cash dividends paid on common stock		(20,823)		(15,445)		(14,822)
Repurchase of common stock		(737)		(276)		(6,638)
Net cash provided (used) by financing activities		(138,127)		232,419		94,757
Net change in cash and cash equivalents		5,953		(68,654)		71,651
Cash and cash equivalents at beginning of year		61,239		129,893		58,242
Cash and cash equivalents at end of year	$	67,192	$	61,239	$	129,893

See Accompanying Notes to Consolidated Financial Statements

		Year ended December 31,				
		2025		**2024**		**2023**
Supplemental Cash Flow Disclosures						
Interest paid	$	110,356	$	110,016	$	72,644
Income taxes paid		2,644		448		10,840
Cash dividends declared, not paid		5,337		5,073		3,757
Supplemental Disclosures of Noncash Investing and Financing Activities						
Loan collateral transferred to foreclosed assets		(2,760)		(73)		(195)
Premises and equipment transferred to other assets		—		2,086		—
Right-of-use assets obtained in exchange for new operating lease liabilities, net		18,324		9,373		1,868
Change in fair value hedges presented within residential real estate loans and other assets		—		—		(98)
Loans transferred to non-mortgage loans held for sale		62,491		—		—
Acquisitions						
Noncash assets acquired		—		1,021,762		—
Liabilities assumed		—		(979,117)		—
Issuance of common stock for the acquisition		—		(123,602)		—
Net noncash acquired		—		(80,957)		—

See Accompanying Notes to Consolidated Financial Statements

71

Notes to Consolidated Financial Statement

NOTE 1 Significant Accounting Policies

Alerus Financial Corporation is a financial holding company organized under the laws of Delaware. Alerus Financial Corporation and its subsidiaries is a diversified financial services company headquartered in Grand Forks, North Dakota. Through its subsidiary, Alerus Financial, National Association, the Company provides innovative and comprehensive financial solutions to businesses and consumers through three distinct business lines – banking, retirement and benefit services, and wealth.

The Bank operates under a national charter and provides full banking services. As a national bank, the Bank is subject to regulation by the Office of the Comptroller of Currency and the FDIC.

Business Combinations

The Company accounts for all business combinations using the acquisition method of accounting. Under this method of accounting, acquired assets and assumed liabilities are included with the acquirer's accounts as of the date of acquisition, with any excess of purchase price over the fair value of the net assets acquired recognized as either finite lived intangibles or capitalized as goodwill. In addition, acquisition related costs and restructuring costs are recognized as period expenses as incurred. Fair values are subject to refinement over the measurement period, not to exceed one year after the closing date.

Principles of Consolidation

The audited consolidated financial statements include the accounts of the Company and its subsidiaries in which the Company has a controlling interest. Significant intercompany balances and transactions have been eliminated in consolidation.

In the normal course of business, the Company may enter into a transaction with a variable interest entity ("VIE"). VIEs are legal entities whose investors lack the ability to make decisions about the entity's activities, or whose equity investors do not have the right to receive the residual returns of the entity. The applicable accounting guidance requires the Company to perform ongoing quantitative and qualitative analysis to determine whether it must consolidate any VIE. The Company does have minor ownership interests but does not exert control over any VIE, and thus no VIEs are included in the audited consolidated financial statements.

Reclassifications

Certain reclassifications have been made to prior year amounts, without impact to net income or total stockholders' equity, to conform to the current year's presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the fair value of assets acquired and liabilities assumed from an acquisition and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses, valuation of reporting units for the purpose of testing goodwill for impairment, and fair values of loans acquired in business combinations.

Concentrations of Credit Risk

Substantially all of the Company's lending activities are with clients located within North Dakota, Minnesota, and Arizona. At December 31, 2025 and 2024, respectively, 18.3% and 16.7% of the Company's loan portfolio consisted of C&I loans that were not secured by real estate. The Company does not have any significant loan concentrations in any one industry or with any one client. Note 6 (Loans and Allowance for Credit Losses) discusses the Company's loan portfolio.

The Company invests in a variety of investment securities and does not have any significant concentrations in any one industry or to any one issuer. Note 5 (Investment Securities) discusses the Company's investment securities portfolio.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and due from banks includes cash and cash equivalents, balances due from banks, and federal funds sold, all of which have an original maturity within 90 days. Cash flows from loans, FHLB stock, deposits, and short-term borrowings are reported net.

Interest-bearing deposits in banks are carried at cost.

Investment Securities

Trading securities are reported on the Company's consolidated balance sheet at fair value. Changes in fair value of trading securities are recorded in other noninterest income on the Company's consolidated statements of income. Most of these securities are held in a rabbi trust account and invested in mutual funds. The trading securities will be used for future payments associated with the Company's deferred compensation plan for eligible employees, executives, and directors.

Debt securities are classified as AFS, and are carried at estimated fair value with unrealized gains and losses reported in OCI. Realized gains (losses) on AFS debt securities are included in net gains (losses) on investment securities in OCI. Gains (losses) on sales of investment securities are determined using the specific identification method on the trade date. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

For AFS debt securities in an unrealized loss position, the Company evaluates the securities to determine whether the decline in fair value below the amortized cost basis, or impairment, is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in OCI, net of applicable taxes. Credit-related impairment is recognized as an ACL related to AFS debt securities on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings as an expense (credit) within the provision for credit losses on the consolidated statements of income. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if the Company intends to sell an impaired available-for-sale investment security or is required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in this situation. Accrued interest receivable is excluded from the estimate of credit losses.

In evaluating AFS debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, macroeconomic trends of the industry specific to the security, and any other adverse conditions specifically related to the security, among other factors.

As of December 31, 2025 and 2024, there was no ACL carried on the Company's AFS debt securities nor were there any permanent write-offs for the years ended December 31, 2025, 2024 and 2023. Refer to Note 5 (Investment Securities) for further discussion.

Certain debt securities that the Company has an intent to hold to maturity are classified as HTM, and recorded at amortized cost. Interest earned on HTM debt securities is included in interest income. Amortization or accretion of premiums and discounts is also recognized in interest income using the effective interest method over the contractual life of the security and is adjusted to reflect actual prepayments. Transfers of debt securities from AFS to HTM are made at fair value at the date of transfer. Unrealized holding gains and losses at the date of transfer are included in OCI and in the carrying value of HTM security and are amortized over the remaining life of the security.

Management measures expected credit losses on HTM debt securities on a collective basis by major security type. The Company evaluates HTM debt securities by credit rating and an external study, updated quarterly, that includes historical information such as probability of default and loss going back several years. Accrued interest receivable on HTM debt securities is excluded from the estimate of credit losses.

A change in the ACL related to HTM debt securities is recorded as an expense (credit) within the provision for credit losses on the consolidated statements of income.

There was $123 thousand and $131 thousand of ACL carried on the Company's HTM debt securities as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025, 2024 and 2023, there were no permanent write-offs. Refer to Note 5 (Investment Securities) for further discussion.

Nonmarketable Equity Securities

Nonmarketable equity securities include the Bank's required investments in the stock of the FHLB of Des Moines and the Federal Reserve Bank (the "FRB"). The Bank is a member of the FHLB as well as its regional FRB. Members are required to own a certain amount of stock based of the level of borrowing and other factors, and may invest in additional amounts. FHLB stock and FRB stock are carried at cost, classified as other assets, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains (losses) on loan sales are recorded in mortgage banking revenue on the consolidated statements of income.

Loans

Loans are stated at the amount of unpaid principal, reduced by an allowance for credit losses. Loans that management has the intent and ability to hold for the foreseeable future, until maturity or pay-off, generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, and the allowance for credit losses. Loan fees received that are associated with originating or acquiring certain loans are deferred, net of costs, and amortized over the life of the loan as a yield adjustment to interest income.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer loans are typically charged-off no later than 120 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest in considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ACL on Loans

Upon adoption of ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), as amended, effective January 1, 2023, the Company used a modified-prospective approach. Upon adoption, the Company recorded a cumulative-effective adjustment of $4.5 million reducing retained earnings, with a corresponding adjustment of $172 thousand increasing the ACL on HTM debt securities, $3.9 million increasing the ACL on loans, and $1.9 million increasing other liabilities for the ACL on off-balance sheet credit exposures.

Under the CECL accounting standard the ACL is a valuation estimated at each balance sheet date and deducted from the amortized cost basis or unpaid principal balance of loans held for investment to present the net amount expected to be collected.

The Company estimates the ACL based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for collection of cash and charge-offs, as well as applicable accretion or amortization of premium, discount and net deferred fees or costs, or unpaid principal balance for PCD loans, which is the sum of the purchase price, ACL, and discount or premium. In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made the policy election to exclude accrued interest from the measurement of ACL.

The ACL on loans is increased by charges to provision for credit losses and reduced by charge-offs, net of recoveries. Management evaluates the appropriateness of the ACL on loans quarterly. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change from period to period. The ACL on loans is presented on the consolidated balance sheets.

Loans past due 30 days or more are considered delinquent. In general, secured loans that are delinquent for 90 consecutive days are placed on non-accrual status and may be subject to individual loss assessment in accordance with established internal policy. In general, unsecured loans that are delinquent for 90 consecutive days have a provision taken for the full amount of the loan.

Effective January 1, 2023, the Company adopted prospectively ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures* ("ASU 2022-02"). ASU 2022-02 provided guidance that eliminated the recognition and measurement of TDRs. Following the adoption of this guidance, the Company evaluates all loan modifications made to borrowers experiencing financial difficulty according to the accounting guidance for loan refinancing and restructuring to determine whether such loan modification should be accounted for as a new loan or a continuation of the existing loan. All loans previously recognized as a TDR will continue to be classified as such until the loan is paid off. Refer to Note 6 (Loans and Allowance for Credit Losses) for further discussion.

The ACL on loans reduces the loan portfolio to the net amount expected to be collected, and represents the expected losses over the life of all loans at the reporting date. The allowance incorporates forward-looking information and applies a reversion methodology beyond the reasonable and supportable forecast.

The ACL on loans represents the Company's estimated risk of loss within its loan portfolio as of the reporting date. To appropriately measure expected credit losses, management disaggregates the loan portfolio into pools of loans with similar risk characteristics (*i.e.* "segments"). The Company utilizes a discounted cash flow or expected loss (collectively loss driver models) approach to calculate the expected loss for each segment. Within the loss driver models, a PD and LGD assumption is applied to calculate the expected loss for each segment. PD is the probability the asset will default within a given timeframe and LGD is the percentage of assets not expected to be collected due to default. The Company's PD and LGD assumptions are derived using a combination of external data and internal historical default and loss experience.

As of December 31, 2025, the primary macroeconomic drivers used within the loss driver models included forecasts of National Unemployment, changes in National GDP, and changes in the National Housing Price Index. These macroeconomic drivers may change from time to time as a result of management's assessment of continued suitability of each factor.

To determine its reasonable and supportable forecast, management may leverage macroeconomic forecasts obtained from various reputable sources, which may include, but is not limited to, the Federal Open Market Committee forecast and other publicly available forecasts from well recognized, leading economists or firms. External baseline forecasts are supplemented by an assessment of the likelihood of standard alternative scenarios occurring over the forecast period. The Company's reasonable and supportable forecast period generally ranges from one to two years, depending on the facts and circumstances of the current state of the economy, portfolio segment and management's judgement of what can be reasonably supported. The model reversion period generally ranges from one to two years, and it also depends on the current state of the economy and management's judgments of such. Management monitors and assesses the forecast and reversion period at least annually. The Company used a one-year forecast and reversion period to calculate the ACL on loans as of December 31, 2025 and 2024, except for PCD agricultural land and PCD agricultural production loans which utilize static PD and LGD assumptions.

The ACL on loans is calculated over a loan's contractual life. For term loans, the contractual life is calculated based on the maturity date. For revolving loans, the contractual life is based on either the estimated maturity date or a default date. For revolving loans with no stated maturity date, the contractual life is calculated based on the annual attrition rate for the pool. The contractual term does not include expected extension, renewals or modifications.

The Company's loan portfolio is segmented into 13 homogenous pools as follows based on the various risk profiles of the Company's loans:

- Commercial & Industrial
- CRE – Construction, Land & Development
- CRE – Multifamily
- CRE – Non-Owner Occupied
- CRE – Owner Occupied
- Agricultural – Land
- Agricultural – Production
- Residential – First Lien
- Residential – Construction
- Residential – HELOC
- Residential – Junior Lien
- Other Consumer
- Paycheck Protection Program

In calculating the ACL on loans, the contractual life of a loan must be adjusted for prepayments to arrive at expected cash flows. The Company models term loans using an annualized prepayment. When the Company has a specific expectation of differing payment behavior for a given loan, the loan may be evaluated individually. For revolving loans that do not have a principal payment schedule, a curtailment rate is factored into the cash flow.

The ACL on loans evaluation may also consider various qualitative factors that are likely to cause estimated credit losses to differ from historical loss experience, such as: actual or expected changes in economic trends and conditions, changes in the value of underlying collateral for loans, changes to lending policies, underwriting standards and/or management personnel performing such functions, delinquency and other credit quality trends, credit risk concentrations, if any, changes to the nature of the Company's business impacting the loan portfolio, and other external factors, that may include, but are not limited to, results of internal loan reviews, examinations by bank regulatory agencies, or other such events such as a natural disaster.

Certain loans are individually evaluated for estimated credit losses, including those that are classified as substandard or doubtful and are on non-accrual or that have other unique characteristics differing from the segment. Specific reserves are established when appropriate for such loans based on the present value of expected future cash flows of the loan or the estimated realizable value of the collateral, if any.

Management may also adjust its assumptions to account for differences between expected and actual losses from period-to-period. The variability of management's assumptions could alter the ACL on loans materially and impact future results of operations and financial condition. The loss estimation models and methods used to determine the allowance for credit losses are continually refined and enhanced.

Off Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

ACL on Off Balance Sheet Credit Exposures

The ACL on off balance sheet credit exposures, excluding those that are unconditionally cancellable by the Company, estimates the expected losses on the unfunded commitments and standby letters of credit at each reporting date. To appropriately measure expected credit losses, management disaggregates the loan portfolio into similar risk characteristics, identical to those determined for the loan portfolio. An estimated funding rate is then applied to the qualifying unfunded loan commitments and standby letters of credit using the Company's own historical experience to estimate the expected funded for each loan segment as of the reporting date. Once the expected funded amount for each loan segment is determined, the loss rate, which is the calculated expected loan loss as a percent of the amortized cost basis for each loan segment, is applied to calculate the ACL on off-balance sheet credit exposures as of the reporting date.

The ACL on off balance sheet credit exposures is presented within accrued expenses and other liabilities on the consolidated balance sheet. A charge (credit) to provision for credit losses on the consolidated statements of income is made to account for the change in the ACL on off-balance sheet exposures between reporting periods. The ACL on off-balance sheet credit related financial instruments was $3.9 million and $7.5 million as of December 31, 2025 and 2024, respectively.

Accrued Interest Receivable

Accrued interest receivable, including receivables related to investments and loans, is excluded from the measurement of the ACL. Accrued interest receivable is written off by reversing previously recognized interest income. The Company has a robust policy in place to write off accrued interest when a loan is placed on non-accrual. For loans, a write-off typically occurs when a loan has been in default for 90 days or more.

Land, Premises and Equipment, Net

Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed on a straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains (losses) on dispositions are included in current operations.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized, if lower.

Goodwill and Other Intangibles, Net

Goodwill resulting from acquisitions is not amortized, but is tested for impairment annually. As part of its testing, the Company performs a quantitative analysis to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If the Company determines the estimated fair value of a reporting unit is less than its carrying amount using certain qualitative factors, the Company then compares the estimated fair value of the goodwill with its carrying amount, and then measures impairment loss by comparing the estimated fair value of goodwill with the carrying amount of that goodwill.

Significant judgment is applied when goodwill is assessed for impairment. This judgment includes developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables, incorporating general economic and market conditions, and selecting an appropriate control premium. At December 31, 2025, the Company believes it did not have any impairment based on the estimated fair value of the reporting units.

Intangible assets determined to have definite lives are amortized over the remaining useful lives using either the sum-of-the-years digits or straight-line method. Intangible and other long-lived assets are reviewed for impairment whenever events occur, or circumstances indicate that the carrying amount may not be recoverable.

Mortgage Banking

Residential real estate loans are originated for purposes of being held for investment and held for sale into the secondary market. The transfer of these financial assets is accounted for as a sale when control over the asset has been surrendered. Control is deemed to be surrendered when the asset has been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset, and the Company does not maintain effective control over the transferred asset through an agreement to repurchase it before its maturity. The Company records the gain on sale of the financial asset within mortgage banking income on the consolidated statements of income.

The Company generates mortgage servicing rights ("MSR") from its mortgage banking business. When the Company sells mortgage loans in the secondary market and retains the right to service these loans, a servicing right asset is capitalized at the time of the sale when the benefits of servicing are deemed to be greater than adequate compensation for performing the servicing activities. MSRs represent the then-current fair value of future net cash flows expected to be realized from performing servicing activities. The Company has elected to subsequently measure MSRs at fair value and report changes in fair value in current period income as a component of mortgage banking income on the consolidated statements of income as of and for the years ended December 31, 2025 and 2024. MSRs are recorded at fair value based on assumptions through a third-party valuation service. The valuation model incorporates assumptions that are observable in the marketplace and that market participants would use in estimating future net servicing income, such as the servicing cost per loan, the discount rate, the escrow float, and inflation rate, ancillary income, prepayment speeds and default rates and losses.

MSRs were accounted for at the lower of amortized cost or fair value as of and for the year ended December 31, 2023. MSRs were evaluated for impairment based upon the estimated fair value of the rights compared to amortized cost. Impairment was determined by stratifying rights by predominant characteristics, such as interest rates and terms. Impairment was recognized through a valuation allowance for an individual tranche, to the extent that estimated fair value was less than the capitalized amount for the tranche. If the Company later determined that all or a portion of the impairment no longer existed for a particular tranche, a reduction of the allowance was recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income and included in other noninterest income.

Impairment of Long Lived Assets

The Company tests long lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset.

In the event such an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the estimated fair value of the asset. Assets to be disposed of are reported at the lower of the carrying value of estimated fair value less estimated costs to sell.

Leases

The Company leases office space, space for ATM locations and certain branch locations under noncancellable operating leases, several of which have renewal options to extend the lease terms. Upon commencement of a new lease, the Company will recognize a right-of-use ("ROU") asset and a corresponding lease liability. The Company makes the decision on whether to renew an option to extend a lease by considering various factors. The Company will recognize an adjustment to ROU asset and lease liability when lease agreements are amended and executed. The discount rate used in determining the present value of lease payments is based on the lessor's implicit rate in the lease if known or the Company's incremental borrowings rate for borrowing terms similar to each lease at commencement date. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For real estate leases, non-lease components, such as common area maintenance charges, real estate taxes and insurance, are not included in the measurement of the lease liability since they are generally able to be segregated. The Company has elected the short-term lease recognition exemption for all leases that qualify.

Foreclosed Assets

Assets acquired through loan foreclosure are included in other assets and are initially recorded at estimated fair value less estimated selling costs. The estimated fair value of foreclosed assets is evaluated regularly and any decreases in value along with holding costs, such as taxes, insurance and utilities, are reported in noninterest expense.

Transfers of Financial Assets and Participating Interests

Transfers of financial assets are accounted for as sales when control over assets has been surrendered or in the case of loan participation, a portion of the asset has been surrendered and meets the definition of a "participating interest." Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the rights to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Should the transfer not meet these three criteria, the transaction is treated as a secured financing.

Loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and collection and foreclosure processing.

Short-Term and Long-Term Borrowings

Short-term borrowings are those that, at time of origination, are scheduled to mature within one year, where borrowings with maturity dates of three months or less being presented net, and borrowings with maturity dates in excess of three months but less than one year being presented gross. The Company's short-term borrowings include, but are not limited to, FHLB overnight and FHLB advances, federal funds purchased, and line-of-credit advances.

Long-term borrowings are those that, at time of origination, are scheduled to mature in one or more years. The Company's long-term borrowings include, but are not limited to, FHLB advances, subordinated notes payable, trust preferred securities, and junior subordinated debentures.

Short-term and long-term borrowings on the consolidated statements of income are presented net of unamortized issuance costs, if any, and amortized over the life of the borrowing.

The Company is required to post collateral for certain borrowings, for which it generally posts loans and/or investment securities as collateral.

Derivatives and Hedging Activities

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its clients.

Derivative instruments are reported in other assets or other liabilities at estimated fair value. The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows or fair values of hedged items. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Changes in fair value of a derivative that qualifies as a fair value hedge and the change in fair value of the hedged item are both recorded in earnings and offset each other when the transaction is effective. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Changes in fair value of a derivative that is effective and that qualifies as a cash flow hedge are recorded in OCI and are reclassified into earnings when the forecasted transaction or related cash flows affect earnings. The Company will also enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. Changes in the fair value of the derivatives not designated are recognized directly in earnings.

Noninterest Income

Specific guidelines are established for recognition of certain noninterest income components related to the Company's audited consolidated financial statements. In accordance with Topic 606, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services that are promised within each contract and identifies those that contain performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The material groups of noninterest income that this methodology is applied to are defined as follows:

Retirement and benefit services: Retirement and benefit services income is primarily comprised of fees earned from the administration of retirement plans, record-keeping, compliance services, health savings accounts, and flexible benefit plans. Fees are earned based on a combination of the market value of assets under administration and transaction-based fees for services provided. Fees that are determined based on the market value of the assets under administration are generally billed monthly or quarterly in arrears and recognized monthly as the Company's performance obligations are met. Other transaction-based fees are recognized monthly as the performance obligation is satisfied.

Wealth: Wealth income is earned from a variety of sources including trust administration and other related fiduciary services, custody, investment management and advisory services, and brokerage. Fees are based on the market value of the assets under management and are generally billed monthly in arrears and recognized monthly as the Company's performance obligations are met. Commissions on transactions are recognized on a trade-date basis as the performance obligation is satisfied at the point in time in which the trade is processed. Other related services are based on a fixed fee schedule and the revenue is recognized when the services are rendered, which is when the Company has satisfied its performance obligation.

Service charges on deposit accounts: Service charges on deposit accounts primarily consist of account analysis fees, monthly maintenance fees, overdraft fees, and other deposit account related fees. Overdraft fees and certain service charges are fixed, and the performance obligation is typically satisfied at the time of the related transaction. The consideration for analysis fees and monthly maintenance fees are variable as the fee can be reduced if the customer meets certain qualifying metrics. The Company's performance obligations are satisfied at the time of the transaction or over the course of a month.

Other noninterest income: Other noninterest income components include debit card interchange fees, bank-owned life insurance income and miscellaneous transactional fees. Income earned from these revenue streams is generally recognized concurrently with the satisfaction of the performance obligation.

Advertising Costs

Advertising costs are expensed as incurred.

Tax Credit Investments

The Company invests in qualified affordable housing projects for the purpose of community reinvestment and obtaining tax credits. These investments are included in other assets on the balance sheet, and any unfunded commitments in accrued expenses and other liabilities on the balance sheet. The qualified affordable housing projects are accounted for under the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is recognized over the period that the Company expects to receive the tax credits, with the expense included within income tax expense on the consolidated statements of income. Management analyzes these investments for potential impairment when events or changes in circumstances indicate that it is more likely than not that the carrying amount of the investment will not be realized. An impairment loss is measured as the amount by which the carrying amount of an investment exceeds its fair value.

These investments are considered to be variable interest entities and involve significant management judgments, including a determination of which entities have the power to direct activities, and whether these entities are variable interest entities. The Company's maximum exposure to loss related to its investments in these unconsolidated variable interest entities is limited to the carrying amount of the investment, net of any unfunded capital commitments and previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be recognized if it is "more likely than not" that the deferred tax asset would not be realized.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

The Company follows standards related to Accounting for Uncertainty in Income Taxes. These rules establish a higher standard for tax benefits to meet before they can be recognized in a Company's consolidated financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. See Note 20 (Income Taxes) for additional disclosures. The Company recognizes both interest and penalties as components of other operating expenses.

The amount of the uncertain tax position was not determined to be material. It is not expected that the unrecognized tax benefit will be material within the next 12 months. The Company did not incur any interest or penalties in 2025, 2024, or 2023.

The Company files consolidated federal and state income tax returns. The Company is no longer subject to U.S. federal or state tax examinations by tax authorities for years before 2021.

Comprehensive Income

Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains (losses) on debt securities, unrealized gains (losses) on cash flow hedging derivatives, reclassification adjustments for losses (gains) realized in income, and unrealized gains (losses) on other derivatives, are reported as a separate component of the equity section of the consolidated balance sheets. Such items, along with net income, are components of comprehensive income.

Stock Compensation Plans

Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the grant date estimated fair value of the equity or liability instruments issued. The grant date estimated fair value is determined using the closing price of the Company's common stock. The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employee's service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Earnings per Share

Earnings per share are calculated utilizing the two-class method. Earnings per share calculations include shares related to the Alerus Financial Corporation Employee Stock Ownership Plan. Basic earnings per share is calculated by dividing the sum of distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted-average number of shares adjusted for the dilutive effect of common stock awards.

NOTE 2 New Accounting Pronouncements

The following FASB ASUs are divided into pronouncements which have been adopted by the Company since January 1, 2023, and those which are not yet effective and have been evaluated or are currently being evaluated by management, as of December 31, 2025.

Adopted Pronouncements

In November 2023, the FASB issued guidance within ASU 2023-07, Segment Reporting (Topic 280). The amendments in this update are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures related to significant segment expenses. The amendments do not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments, and all existing segment disclosure requirements in ASC 280 and other Codification topics remain unchanged. The amendments in this update are incremental and require public entities that report segment information to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss as well as other segment items. Annual disclosure of the title and position of the chief operating decision maker and how the reported measures of segment profit or loss are used to assess performance and allocation of resources is also required.

The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and are applied on a retrospective basis. The Company adopted this ASU retrospectively as of and for the year ended December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity's worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The amendments in this Update were applied on a prospective basis and did not have an impact on the Company's consolidated financial statements.

Pronouncements Not Yet Effective

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that the London Interbank Offered Rate ("LIBOR") reference or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020, through December 31, 2022. In January 2021, the FASB issued ASU 2021-01. Reference Rate Reform (Topic 848) in response to concerns about structural risks in accounting for reference rate reform. The ASU clarifies certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that affected by the discontinuing transition. LIBOR is used as an index rate for a portion of the Company's available-for-sale securities, derivative contracts, subordinated notes payable, junior subordinated debentures, and approximately 2.1% of the Company's loans, as of December 31, 2025.

If reference rates are discontinued, the existing contracts will be modified to replace the discounted rate with a replacement rate. For accounting purposes, such contract modifications would have to be evaluated to determine whether the modified contract is a new contract or a continuation of an existing contract. If they are considered new contracts, the previous contract would be extinguished. Under one of the optional expedients of ASU 2020-04, modifications of contracts within the scope of Topic 310, receivables, and 470, Debt, will be accounted for by prospectively adjusting the effective interest rates and no such evaluation is required. When elected, the optional expedient for contract modifications must be applied consistently for all eligible contracts or eligible transactions. The Company is in the process of evaluating the impact of this pronouncement of those financial assets and liabilities where LIBOR is used as an index rate.

In December 2022, the FASB issued ASU 2022-06 Reference Rate Reform (Topic 848) Deferral of the Sunset Date of Topic 848. This amendment provides an update to defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which all entities will no longer be permitted to apply the relief in Topic 848.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans. The amendments in this update are intended to improve decision usefulness and comparability of financial reporting for acquired financial assets while retaining the measurement, presentation or disclosure requirements outlined in ASC 326. The update introduces the concept of "purchased seasoned loans," which refers to non-PCD loans acquired in a business combination or in an asset acquisition more than 90 days after their origination date. The amendments align the accounting for purchased seasoned loans with the gross-up methodology applied to PCD loans, whereby the initial estimate of credit losses is amortized over the life of the loan as a reduction to interest income, rather than being recognized immediately in earnings as credit loss expense. The update also includes an accounting policy election related to the subsequent measurement of expected credit losses on purchased seasoned loans for entities using a method other than a discounted cash flow analysis. Under this election, entities may use the amortized cost basis of the asset, rather than the unpaid principal balance to estimate credit losses on these loans.

The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. The amendments are to be applied prospectively, and early adoption is permitted. The Company is currently evaluating the impact these amendments may have on its consolidated financial statements.

NOTE 3 Business Combinations

HMN Financial, Inc.

On October 9, 2024, the Company completed the acquisition of 100% of the outstanding stock of HMN Financial, Inc. (Nasdaq: HMNF) and its wholly owned subsidiary, Home Federal Savings Bank (together, "Home Federal"), for a total purchase price of $123.6 million in common stock. As a result of the transaction, HMNF merged with and into Alerus Financial Corporation, and Home Federal Savings Bank merged with and into Alerus Financial, National Association. The acquisition enhances and extends the Company's presence in southern Minnesota. In connection with the acquisition, the Company issued 5.55 million shares of its common stock and acquired approximately $1.1 billion of identifiable assets. Goodwill of $38.9 million was recognized as a result of the merger and is not amortizable or deductible for tax purposes. The effects of the acquired assets and liabilities have been included in the consolidated financial statements since that date. As a result of the full integration of the operations of Home Federal, it is not practicable to determine all revenue or net income included in the Company's operating results relating to Home Federal since the date of acquisition as Home Federal results cannot be separately identified.

The Company determined that this acquisition constitutes a business combination and therefore was accounted for using the acquisition method of accounting. Accordingly, as of the date of the acquisition, the Company recorded the assets acquired, liabilities assumed and consideration paid at fair value based on management's best estimates using information available at the date of the acquisition and these estimates are subject to adjustment based on updated information not available at the time of the acquisition. The amount of goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company with Home Federal. Accrued income taxes and deferred taxes associated with the Home Federal acquisition were recorded on a provisional basis and could vary from the actual recorded balance and tax provisions when returns are finalized.

Direct costs related to the acquisition were expensed as incurred. Acquisition integration-related expenses were $10.0 million during the year ended December 31, 2024. There were no merger and acquisition expenses during the year ended December 31, 2023. These amounts were included within professional fees and assessments on the consolidated statements of income and are included in operating activities in the consolidated statements of cash flows.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed:

(dollars in thousands)	As recorded by HMN Financial, Inc.		Fair Value Adjustments	As recorded by the Company
Assets				
Cash and cash equivalents	$	8,610	$ —	$ 8,610
Investment securities available-for-sale		189,145	22	189,167
Loans held for sale		1,057	—	1,057
Net loans		856,164	(70,725)	785,439
Land premises and equipment, net		15,932	2,096	18,028
Operating lease right-of-use assets		1,070	186	1,256
Accrued interest receivable		3,030	—	3,030
Core deposit intangible		—	33,500	33,500
Servicing rights		2,662	2,783	5,445
Deferred income taxes, net		7,234	7,170	14,404
Other assets		4,623	(687)	3,936
Total assets		1,089,527	(25,655)	1,063,872
Liabilities				
Deposits		957,627	222	957,849
Short-term borrowings		1,600	—	1,600
Operating lease liabilities		1,104	352	1,456
Accrued expenses and other liabilities		22,646	(4,434)	18,212
Total liabilities		982,977	(3,860)	979,117
Excess assets over liabilities	$	106,550	$ (21,795)	84,755
Stock issued for HMNF				123,602
Cash paid for HMNF				4
Total goodwill recorded				$ 38,851

The Company determined the fair value of the assets and liabilities acquired with the assistance of third-party specialists. The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above.

Cash and cash equivalents

The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.

Investment securities available-for-sale

Fair values for AFS securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value is estimated based on pricing models and/or discounted cash flow methodologies.

Net loans

A valuation of the loans portfolio was performed by a third-party as of the acquisition date in accordance with ASC 820 to assess the fair value of the loan portfolio, considering adjustments for interest rate risk, required equity return, servicing, credit, and liquidity risk. The loans portfolio was segmented into two groups including PCD loans and non-PCD loans. The non-PCD loans were pooled based on similar characteristics, such as loan type, interest rates, term to maturity, delinquency status, and collateral type. Non-PCD loans did not include any loans more than 60 days delinquent or any non-accrual status loans. Non-PCD loan pools were valued using a discounted cash flow analysis, based on the cash flows projected for each loan pool. The PCD loans were valued at the individual loan level or pooled with similar characteristics as non-PCD pooled loans. Individually valued PCD loans were valued using loan-level probability of default and loss given default estimates, reflecting the individual collateral position and circumstances of each loan. The fair value of pooled loans were calculated using a discounted cash flow analysis to estimate the fair value of the loans using assumptions for the coupon rates, remaining maturities, prepayment speeds, projected default probabilities, loss given defaults, and estimates of prevailing discount rates. The discount rate utilized to analyze fair value considered projected future interest rates based on forward rates, a spread over the forward curve, spreads for estimated servicing costs and illiquidity. The discounted cash flow approach models the credit losses directly in the projected cash flows. The Company estimated the credit risks and principal losses of the loans using the Company's assumptions of probability of default, loss given default, and foreclosures.

The Company is required to record PCD assets, defined as a more-than-insignificant deterioration in credit quality since origination or issuance, at the purchase price plus the allowance for credit losses expected at the time of acquisition. Under this method, there is no credit loss expense affecting net income on acquisition of PCD assets. Changes in estimates of expected credit losses after acquisition are recognized in subsequent periods as credit loss expense (or reversal of credit loss expense) arise. Any non-credit discount or premium resulting from acquiring a pool of purchased financial assets with credit deterioration is allocated to each individual asset. At the acquisition date, the initial allowance for credit losses determined on a collective or individual basis is allocated to individual assets to appropriately allocate any non-credit discount or premium. For PCD loans, an allowance is recognized on day 1 by adding it to the fair value of the loan, which is the "day 1 amortized cost." Non-PCD loans will have an allowance established on the acquisition date, which is recognized as an expense through the provision for credit losses. A day 1 allowance for credit losses on non-PCD loans of $7.3 million was recorded through the provision for loan losses within the consolidated statements of income. The following table provides details related to the fair value of acquired PCD loans:

(dollars in thousands)	PCD Loans
Par value of PCD loans at acquisition	$ 173,922
Allowance for credit losses at acquisition	10,151
Discount at acquisition	(31,313)
Fair value of PCD loans at acquisition	$ 152,760

Land, premises and equipment

The fair values of land, premises and equipment are based on a combination of sales comparison approach and cost approach, using third-party appraisals and other analysis of value for land and premises.

Core deposit intangible

Core deposit intangible assets were determined using the income approach, after-tax cost savings method. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining life. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost. The core deposit intangible represents the costs saved by the Company between maintaining the existing deposits and obtaining alternative funds over the life of the deposit base. These costs are amortized using the sum of the years digits method over the estimated useful life of 10 years for the related deposits.

Deposits

The fair values for time deposits were estimated using a discounted cash flow analysis as no active trading market exists with which to obtain pricing on comparable financial instruments. The projected cash flows included assumptions of interest paid at maturity and no early withdrawals. The time deposits were combined based on maturity into cash flow buckets, and an average interest rate for each bucket was used in conjunction with the months to maturity to project the cash flows required to settle the time deposits upon maturity. The projected cash flows were discounted using a discount rate curve to reflect current market rates at the acquisition date which included the acquired time deposit rates prior to acquisition, rate sheets for the acquired time deposits, and FHLB advance rates as of the acquisition date. For transactional deposits, carrying amounts approximate fair value.

Accrued expenses and other liabilities

Accrued expenses and other liabilities include items such as accrued interest payable, accounts payable, accrued liabilities, and other miscellaneous liabilities. For all accrued expenses and other liabilities it was determined that the carrying value equals book value, except for accrued liabilities related to contract terminations. Contract termination accrued liabilities were not assumed by the Company as part of the business combination with HMNF, and were recorded separately in the postcombination period in accordance with the acquisition method of accounting.

Supplemental Pro Forma Financial Information (Unaudited)

The following table presents certain unaudited pro forma financial information for illustrative purposes only, for the years ended December 31, 2024 and 2023, as if Home Federal had been acquired on January 1, 2023. This unaudited pro forma information combines the historical results of Home Federal with the Company's consolidated historical results and includes certain adjustments reflecting the estimated impact of certain fair value adjustments for the respective periods. The pro forma information is not indicative of what would have occurred had the acquisition occurred as of the beginning of the year prior to the acquisition. The unaudited pro forma information does not consider any changes to the provision expense resulting from recording loan assets at fair value, cost savings or business synergies. As a result, actual amounts would have differed from the unaudited pro forma information presented and the differences could be significant.

	Pro Formas (unaudited) for the years ended December 31,			
(dollars in thousands)	**2024**		**2023**	
Net interest income after provision for credit losses	$	118,367	$	134,492
Noninterest income		121,765		88,510
Noninterest expense		203,542		186,020
Net income (after tax)		28,159		26,981

NOTE 4 Restrictions on Cash and Due from Banks

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. There was no amount of required reserve balances at December 31, 2025 or 2024. In addition to vault cash, the Company held balances at the Federal Reserve Bank and other financial institutions of $31.8 million and $25.5 million at December 31, 2025 and 2024, respectively, to meet these requirements. The balances are included in cash and cash equivalents on the Consolidated Balance Sheets.

NOTE 5 Investment Securities

As of December 31, 2025 and 2024, the fair value of the Company's trading securities was $1.8 million and $3.3 million, respectively.

The following tables present amortized cost, gross unrealized gains and losses, ACL, and fair value of the AFS investment securities and HTM investment securities as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025 Amortized Cost	Unrealized Gains	Unrealized Losses	Allowance for Credit Losses	Fair Value
Available-for-sale					
U.S. Treasury and agencies	$ 406	$ —	$ (1)	$ —	$ 405
Mortgage backed securities					
Residential agency	476,334	988	(576)	—	476,746
Commercial	—	—	—	—	—
Asset backed securities	15	—	—	—	15
Corporate bonds	39,982	—	(3,053)	—	36,929
Total available-for-sale investment securities	516,737	988	(3,630)	—	514,095
Held-to-maturity					
Obligations of state and political agencies	111,866	1	(6,462)	72	105,405
Mortgage backed securities					
Residential agency	142,705	—	(20,101)	51	122,604
Total held-to-maturity investment securities	254,571	1	(26,563)	123	228,009
Total investment securities	$ 771,308	$ 989	$ (30,193)	$ 123	$ 742,104

(dollars in thousands)	December 31, 2024 Amortized Cost	Unrealized Gains	Unrealized Losses	Allowance for Credit Losses	Fair Value
Available-for-sale					
U.S. Treasury and agencies	$ 30,691	$ 18	$ (2)	—	$ 30,707
Mortgage backed securities					
Residential agency	596,510	1	(92,805)	—	503,706
Commercial	1,350	—	(99)	—	1,251
Asset backed securities	19	—	—	—	19
Corporate bonds	57,986	—	(5,616)	—	52,370
Total available-for-sale investment securities	686,556	19	(98,522)	—	588,053
Held-to-maturity					
Obligations of state and political agencies	119,623	—	(11,638)	77	107,985
Mortgage backed securities					
Residential agency	156,093	—	(27,092)	54	129,001
Total held-to-maturity investment securities	275,716	—	(38,730)	131	236,986
Total investment securities	$ 962,272	$ 19	$ (137,252)	$ 131	$ 825,039

The adequacy of the ACL on investment securities is assessed at the end of each quarter. The Company does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2025 represent a credit loss impairment. As of both December 31, 2025 and 2024, the gross unrealized loss positions were primarily related to mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. Additionally, there were corporate bonds in gross unrealized loss positions; however, all bonds had an investment grade rating as of both December 31, 2025 and 2024. Total gross unrealized losses were attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. The Company does not intend to sell the investment securities that were in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investment securities before recovery of their amortized cost basis, which may be at maturity.

The ACL on HTM debt securities is estimated using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable supportable forecasts. Using a probability of default and loss given default analysis, an ACL was established in the amount of $123 thousand and $131 thousand as of December 31, 2025 and 2024, respectively.

Accrued interest receivable on AFS investment securities and HTM investment securities is recorded in accrued interest receivable and is excluded from the estimate of credit losses. As of December 31, 2025, the accrued interest receivable on AFS investment securities and HTM investment securities totaled $1.9 million and $1.2 million, respectively. As of December 31, 2024, the accrued interest receivable on AFS investment securities and HTM investment securities totaled $2.0 million and $1.3 million, respectively.

Proceeds from the sale of AFS securities for the years ended December 31, 2025, 2024, and 2023 are displayed in the table below:

| | | Year ended December 31, | | | |
	2025		2024		2023
(dollars in thousands)					
Proceeds	$ 396,417	$	130,415	$	171,758
Realized gains	—		—		—
Realized losses	(68,403)		—		(24,643)

During the years ended December 31, 2025, 2024 and 2023, there were no sales of HTM securities.

The following table presents investment securities with gross unrealized losses, for which an ACL has not been recorded at December 31, 2025 and 2024, aggregated by investment category and length of time that individual investment securities have been in a continuous loss position:

| | | December 31, 2025 | | | | | |
| | | Less than 12 Months | | Over 12 Months | | Total | |
(dollars in thousands)	Number of Holdings	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Available-for-sale							
U.S. Treasury and agencies	2	$ (1)	$ 198	$ —	$ 199	$ (1)	$ 397
Mortgage backed securities							
Residential agency	39	(541)	317,084	(35)	4,908	(576)	321,992
Commercial	—	—	—	—	—	—	—
Asset backed securities	1	—	—	—	1	—	1
Corporate bonds	8	(4)	478	(3,049)	36,452	(3,053)	36,930
Total available-for-sale investment securities	50	$ (546)	$ 317,760	$ (3,084)	$ 41,560	$ (3,630)	$ 359,320

| | | December 31, 2024 | | | | | |
| | | Less than 12 Months | | Over 12 Months | | Total | |
(dollars in thousands)	Number of Holdings	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Available-for-sale							
U.S. Treasury and agencies	1	$ —	$ —	$ (2)	$ 327	$ (2)	$ 327
Mortgage backed securities							
Residential agency	124	(1,715)	116,800	(91,090)	386,864	(92,805)	503,664
Commercial	1	—	—	(99)	1,251	(99)	1,251
Asset backed securities	3	—	—	—	18	—	18
Corporate bonds	12	—	—	(5,616)	52,370	(5,616)	52,370
Total available-for-sale investment securities	141	$ (1,715)	$ 116,800	$ (96,807)	$ 440,830	$ (98,522)	$ 557,630

As of December 31, 2025 and 2024, none of the Company's HTM debt securities were past due or on non-accrual status. The Company did not recognize any interest income on non-accrual HTM debt securities during years ended December 31, 2025, 2024 and 2023.

The following table presents amortized cost and fair value of AFS investment securities and the carrying value and fair value of HTM investment securities at December 31, 2025, by contractual maturity:

| | Held-to-maturity | | Available-for-sale | |
(dollars in thousands)	Carrying Value	Fair Value	Amortized Cost	Fair Value
Due within one year or less	$ 11,362	$ 11,258	$ —	$ —
Due after one year through five years	56,170	53,553	207	207
Due after five years through ten years	38,583	35,454	39,997	36,945
Due after 10 years	5,751	5,140	199	197
	111,866	105,405	40,403	37,349
Mortgage-backed securities				
Residential agency	142,705	122,604	476,334	476,746
Total investment securities	$ 254,571	$ 228,009	$ 516,737	$ 514,095

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

83

Investment securities with a total carrying value of $115.1 million and $340.2 million, were pledged at December 31, 2025 and 2024, respectively, to secure public deposits and for other purposes required or permitted by law.

As of December 31, 2025 and 2024, the carrying value of the Company's Federal Reserve Bank stock and FHLB of Des Moines stock was as follows:

(dollars in thousands)	December 31, 2025	December 31, 2024
Federal Reserve	$ 8,631	$ 7,519
FHLB	17,968	13,656

These securities can only be redeemed or sold at their par value and only to the respective issuing institution or to another member institution. The Company records these non-marketable equity securities as a component of other assets and periodically evaluates these securities for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value.

Visa Class B Restricted Shares

In 2008, the Company received Visa Class B restricted shares as part of Visa's initial public offering. These shares are transferable only under limited circumstances until they can be converted into the publicly traded Class A common shares. This conversion will not occur until the settlement of certain litigation which will be indemnified by Visa members, including the Company. Visa funded an escrow account from its initial public offering to settle these litigation claims. Should this escrow account be insufficient to cover these litigation claims, Visa is entitled to fund additional amounts to the escrow account by reducing each member bank's Class B conversion ratio to unrestricted Class A shares. As of December 31, 2025, the conversion ratio was 1.5491. Based on the existing transfer restriction and the uncertainty of the outcome of the Visa litigation mentioned above, the 6,924 Class B shares (10,726 Class A equivalents) that the Company owned as of December 31, 2025 and 2024, were carried at a zero cost basis.

NOTE 6 Loans and Allowance for Credit Losses

The following table presents total loans outstanding, by portfolio segment, as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Commercial		
Commercial and industrial	$ 736,833	$ 666,727
Commercial real estate		
Construction, land and development	246,238	294,677
Multifamily	383,505	363,123
Non-owner occupied	875,862	967,025
Owner occupied	427,260	371,418
Total commercial real estate	1,932,865	1,996,243
Agricultural		
Land	64,799	61,299
Production	62,500	63,008
Total agricultural	127,299	124,307
Total commercial	2,796,997	2,787,277
Consumer		
Residential real estate		
First lien	874,737	921,019
Construction	33,703	33,547
HELOC	260,883	162,509
Junior lien	36,844	44,060
Total residential real estate	1,206,167	1,161,135
Other consumer	44,858	44,122
Total consumer	1,251,025	1,205,257
Total loans	$ 4,048,022	$ 3,992,534

Total loans include deferred loan fees net of costs of $0.1 million and $1.1 million at December 31, 2025 and 2024, respectively. Unearned discounts associated with bank acquisitions totaled $43.7 million and $70.6 million as of December 31, 2025 and 2024, respectively.

Accrued interest receivable on loans is recorded within accrued interest receivable, and totaled $18.1 million at December 31, 2025 and $16.4 million at December 31, 2024.

The Company manages its loan portfolio proactively to effectively identify problem credits and assess trends early, implement effective work-out strategies, and take charge-offs as promptly as practical. In addition, the Company continuously reassesses its underwriting standards in response to credit risk posed by changes in economic conditions. The Company monitors and manages credit risk through the following governance structure:

- The Credit Risk team, Collection and Special Assets team and the Credit Governance Committee, which is an internal management committee comprised of various executives and senior managers across business lines, including Accounting and Finance, Credit Underwriting, Collections and Special Assets, Risk, and Commercial and Retail Banking, oversee the Company's systems and procedures to monitor the credit quality of its loan portfolio, conduct a loan review program, and maintain the integrity of the loan rating system.

- The Loan Committee is responsible for reviewing and approving all credit requests that exceed individual limits that have not been countersigned by an individual with sufficient assigned authority. This committee has full authority to commit the Bank to any request that fits within its assigned approval authority.

- The adequacy of the ACL is overseen by the ACL Governance Committee, which is an internal management committee comprised of various Company executives and senior managers across business lines, including Accounting and Finance, Credit Underwriting, Collections and Special Assets, Risk, and Commercial and Retail Banking. The ACL Governance Committee supports the oversight efforts of the Bank's Board of Directors.

- The Bank's Board of Directors has approval authority and responsibility for all matters regarding loan policy, reviews all loans approved or declined by the Loan Committee, approves lending authority and monitors asset quality and concentration levels.

- The ACL Governance Committee and Bank Board of Directors has approval authority and oversight responsibility for the ACL adequacy and methodology.

Loans with a carrying value of $2.6 billion and $2.9 billion were pledged at December 31, 2025 and 2024, respectively, to secure FHLB borrowings, public deposits, and for other purposes required or permitted by law.

Segmentation

For purposes of determining the ACL on loans, the Company disaggregates its loans into portfolio segments. Each portfolio segment possesses unique risk characteristics that are considered when determining the appropriate level of allowance. As of December 31, 2025, the Company's loan portfolio segments, as determined based on the unique risk characteristics of each, included the following:

Commercial & Industrial: Commercial loans consist of revolving and term loan obligations extended to business and corporate enterprises for the purpose of financing working capital and/or capital investment. Collateral generally consists of pledges of business assets including, but not limited to, accounts receivable, inventory, plant and equipment, and/or real estate, if applicable. Commercial loans are primarily paid by the operating cash flow of the borrower. Commercial loans may be secured or unsecured.

Commercial Real Estate – Construction, Land & Development: Construction, Land & Development commercial estate loans primarily consists of loans to CRE construction projects until they are completed. The construction projects are for real property that may include, but are not limited to multifamily residential, commercial/retail office space, industrial/warehouse space, hotels, assisted living facilities and other specific use properties. Construction, Land & Development CRE loans are typically written with interest only, variable rate, multi advance structures. Collateral values are determine based upon appraisals and evaluations in accordance with established policy guidelines. Maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines.

Commercial Real Estate – Multifamily: Multifamily commercial estate loans are investment properties in which the primary source for repayment of the loan by the borrower is derived from rental income associated with the property or the proceeds of the sale, refinancing, or permanent refinancing of the property. Multifamily CRE loans consist of mortgage loans to finance investments in real property including multifamily residential properties, CRE loans are typically written with amortizing payment structures. Collateral values are determined based upon appraisals and evaluations in accordance with established policy guidelines. Maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines.

Commercial Real Estate – Non-Owner Occupied: Non-owner occupied commercial estate loans are investment properties in which the primary source for repayment of the loan by the borrower is derived from rental income associated with the property or the proceeds of the sale, refinancing, or permanent refinancing of the property. Non owner occupied CRE loans consist of mortgage loans to finance investments in real property that may include, but are not limited to, commercial/retail office space, industrial/warehouse space, hotels, assisted living facilities and other specific use properties. CRE loans are typically written with amortizing payment structures. Collateral values are determined based upon appraisals and evaluations in accordance with established policy guidelines. Maximum loan to value ratios at origination are governed by established policy and regulatory guidelines.

Commercial Real Estate – Owner Occupied: Generally, owner occupied CRE loans are properties that are owned and operated by the borrower, and the primary source for repayment is the cash flow from the ongoing operations and activities conducted by the borrower's business. Owner occupied CRE loans consist of mortgage loans to finance investments in real property that may include, but are not limited to, commercial/retail office space, restaurants, educational and medical practice facilities and other specific use properties. CRE loans are typically written with amortizing payment structures. Collateral values are determined based upon appraisals and evaluations in accordance with established policy guidelines. Maximum loan to value ratios at origination are governed by established policy and regulatory guidelines.

Agricultural – Land: Agricultural loans include loans secured by farmland. Farmland includes purposes such as crop and livestock production. Farmland loans are typically written with amortizing payment structures. Collateral values for farmland are determined based upon appraisals and evaluations in accordance with established policy guidelines and maximum loan-to-value ratios at origination are governed by established policy and regulatory guidelines.

Agricultural – Production: Agricultural loans include loans for agricultural production. Agricultural production loans are for the purpose of financing working capital and/or capital investment for agriculture production activities. Collateral generally consists of pledges of business assets including, but not limited to, accounts receivable, inventory, plant and equipment, and/or real estate in applicable. Agricultural production loans are primarily paid by the operating cash flow of the borrower. Agricultural production loans may be secured or unsecured.

Residential – 1st Lien: Residential real estate loans held in the Company's loan portfolio are made to borrowers who demonstrate the ability to make scheduled payments with full consideration to underwriting factors. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan to value ratios within established policy guidelines. Collateral consists of senior mortgage liens on one to four family residences, including for investment purposes.

Residential – Construction: Residential real estate construction loans held in the Company's loan portfolio are made to borrowers who demonstrate the ability to make scheduled payments with full consideration to underwriting factors. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios within established policy guidelines. Residential real estate construction loans are typically written with interest only, variable rate, multi advance structures. Collateral consists of residential construction projects for one to four family residences, including for investment purposes.

HELOC: Home equity lines of credit are made to qualified individuals and are secured by senior or junior mortgage liens on owner occupied one to four family homes, condominiums, or vacation homes. Home equity lines of credit have a variable rate and are billed as interest only payments during the draw period. At the end of the draw period, the home equity line of credit is billed as a percentage of the principal balance plus all accrued interest. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios within established policy guidelines.

Residential – Junior Lien: Residential real estate loans held in the Company's loan portfolio are made to borrowers who demonstrate the ability to make scheduled payments with full consideration to underwriting factors. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan to value ratios within established policy guidelines. Collateral consists of junior mortgage liens on one to four family residences, including for investment purposes.

Consumer: Consumer loan products including personal lines of credit and amortizing loans made to qualified individuals for various purposes such as education, auto loans, debt consolidation, personal expenses or overdraft protection. Borrower qualifications include favorable credit history combined with supportive income and collateral requirements within established policy guidelines, as applicable. Consumer loans may be secured or unsecured.

ACL on Loans

The following tables present, by loan portfolio segment, a summary of the changes in the ACL for the three years ending December 31, 2025, 2024, and 2023:

	Year ended December 31, 2025				
(dollars in thousands)	**Beginning Balance**	**Provision for (Recovery of) Credit Losses(1)**	**Loan Charge-offs**	**Loan Recoveries**	**Ending Balance**
Commercial					
Commercial and industrial	$ 8,170	$ 6,054	$ (916)	$ 2,908	$ 16,216
Commercial real estate					
Construction, land and development	16,277	(3,067)	—	—	13,210
Multifamily	4,716	(336)	—	—	4,380
Non-owner occupied	16,513	(2,194)	(3,401)	88	11,006
Owner occupied	3,226	(168)	(6)	45	3,097
Total commercial real estate	40,732	(5,765)	(3,407)	133	31,693
Agricultural					
Land	597	357	—	5	959
Production	631	310	(384)	66	623
Total agricultural	1,228	667	(384)	71	1,582
Total commercial	50,130	956	(4,707)	3,112	49,491
Consumer					
Residential real estate					
First lien	6,921	2,492	(55)	—	9,358
Construction	357	(83)	—	—	274
HELOC	1,339	966	(548)	30	1,787
Junior lien	742	(348)	(300)	301	395
Total residential real estate	9,359	3,027	(903)	331	11,814
Other consumer	440	152	(138)	156	610
Total consumer	9,799	3,179	(1,041)	487	12,424
Total	$ 59,929	$ 4,135	$ (5,748)	$ 3,599	$ 61,915

(1) The difference in the credit loss expense reported herein compared to the consolidated statements of income is associated with the credit loss expense of ($3.6) million related to off-balance sheet credit exposure, ($8) thousand related to investment securities held-to-maturity, and $78 thousand related to non-mortgage loans transferred to held for sale.

(dollars in thousands)		Beginning Balance	ACL on PCD Acquired Loans	Provision for (Recovery of) Credit Losses[1]	Loan Charge-offs	Loan Recoveries	Ending Balance
Year ended December 31, 2024							
Commercial							
Commercial and industrial	$	9,705	$ 92	$ 1,598	$ (3,727)	$ 502	$ 8,170
Commercial real estate							
Construction, land and development		6,135	1,595	8,547	—	—	16,277
Multifamily		1,776	1,154	1,786	—	—	4,716
Non-owner occupied		7,726	5,682	3,105	—	—	16,513
Owner occupied		2,449	705	263	(237)	46	3,226
Total commercial real estate		18,086	9,136	13,701	(237)	46	40,732
Agricultural							
Land		96	229	252	—	20	597
Production		84	386	180	(26)	7	631
Total agricultural		180	615	432	(26)	27	1,228
Total commercial		27,971	9,843	15,731	(3,990)	575	50,130
Consumer							
Residential real estate							
First lien		6,087	219	615	—	—	6,921
Construction		485	34	(162)	—	—	357
HELOC		835	23	500	(19)	—	1,339
Junior lien		264	19	1,023	(638)	74	742
Total residential real estate		7,671	295	1,976	(657)	74	9,359
Other consumer		201	13	382	(186)	30	440
Total consumer		7,872	308	2,358	(843)	104	9,799
Total	$	35,843	10,151	$ 18,089	$ (4,833)	$ 679	$ 59,929

[1] The difference in the credit loss expense reported herein compared to the consolidated statements of income is associated with the credit loss expense of $133 thousand related to off-balance sheet credit exposure and ($81) thousand related to investment securities held-to-maturity.

(dollars in thousands)		Beginning Balance	Adoption of ASC 326	Provision for (Recovery of) Credit Losses[1]	Loan Charge-offs	Loan Recoveries	Ending Balance
Year ended December 31, 2023							
Commercial							
Commercial and industrial	$	8,690	$ (535)	$ 827	$ (436)	$ 1,159	$ 9,705
Commercial real estate							
Construction, land and development		1,458	2,551	1,875	—	251	6,135
Multifamily		1,062	(162)	876	—	—	1,776
Non-owner occupied		7,543	1,344	(1,161)	—	—	7,726
Owner occupied		4,188	(1,324)	(459)	—	44	2,449
Total commercial real estate		14,251	2,409	1,131	—	295	18,086
Agricultural							
Land		281	(86)	(100)	—	1	96
Production		250	(76)	(90)	—	—	84
Total agricultural		531	(162)	(190)	—	1	180
Total commercial		23,472	1,712	1,768	(436)	1,455	27,971
Consumer							
Residential real estate							
First lien		5,495	1,800	(1,201)	(9)	2	6,087
Construction		345	468	(328)	—	—	485
HELOC		951	59	(214)	(40)	79	835
Junior lien		352	(85)	24	(77)	50	264
Total residential real estate		7,143	2,242	(1,719)	(126)	131	7,671
Other consumer		531	(97)	(274)	(51)	92	201
Total consumer		7,674	2,145	(1,993)	(177)	223	7,872
Total	$	31,146	3,857	$ (225)	$ (613)	$ 1,678	$ 35,843

[1] The difference in the credit loss expense reported herein compared to the consolidated statements of income is associated with the credit loss expense of $2.2 million related to off-balance sheet credit exposure and $40 thousand related to investment securities held-to-maturity.

The ACL on loans at December 31, 2025, was $61.9 million, an increase of $2.0 million, or 3.3%, since December 31, 2024. As of December 31, 2025 and 2024, the significant model inputs and assumptions used within the discounted cash flow model for purposes of estimating the ACL on loans were:

Macroeconomic (loss) drivers: As of December 31, 2025 and 2024, the following loss drivers for each loan segment were used to calculate the expected PD over the forecast and reversion period:

- Commercial & Industrial – National Unemployment; Change in National GDP
- CRE – Construction, Land & Development – National Unemployment; Change in National GDP
- CRE – Multifamily – National Unemployment; Change in National GDP
- CRE – Non-Owner Occupied – National Unemployment; Change in National GDP
- CRE – Owner Occupied – National Unemployment; Change in National GDP
- Agricultural Land – National Unemployment; Change in National GDP
- Agricultural Production – National Unemployment; Change in National GDP
- Residential – 1st Lien – National Unemployment; Change in National Home Price Index ("HPI")
- Residential – Construction – National Unemployment; Change in National HPI
- Residential – HELOC – National Unemployment; Change in National HPI
- Residential – Junior Lien – National Unemployment; Change in National HPI
- Consumer – National Unemployment; Change in National GDP
- Paycheck Protection Program – (None)

Credit Concentrations

The Company focuses on maintaining a well-balanced and diversified loan portfolio. Despite such efforts, it is recognized that credit concentrations may occasionally emerge as a result of economic conditions, changes in local demand, natural loan growth and runoff. To identify credit concentrations effectively, all C&I and owner occupied real estate loans are assigned Standard Industrial Classification codes, North American Industry Classification System codes, and state and county codes. Property type coding is used for investment real estate. There were no other industry concentrations exceeding 10% of the Company's total loan portfolio as of December 31, 2025 and 2024.

Credit Quality Indicators

The Company's consumer loan portfolio is primarily comprised of secured loans that are evaluated at origination on a centralized basis against standardized underwriting criteria. The Company generally does not risk rate consumer loans unless a default event such as bankruptcy or extended nonperformance takes place. Credit quality for the consumer loan portfolio is measured by delinquency rates, nonaccrual amounts and actual losses incurred. These loans are rated as either performing or non-performing.

The Company assigns a risk rating to all commercial loans, except pools of homogeneous loans, and performs detailed internal and external reviews of risk rated loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by the Company's regulators. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate, completes stress testing of economic factors and evaluates the estimated fair values of collateral securing the loans. These credit quality indicators are used to assign a risk rating to each individual loan.

The Company's ratings are aligned to pass and criticized categories. The criticized category includes special mention, substandard, and doubtful risk ratings. The risk ratings are defined as follows:

- *Pass:* A pass loan is a credit with no existing or known potential weaknesses deserving of management's close attention.

- *Special Mention:* Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, this potential weakness may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

- *Substandard:* Loans classified as substandard are not adequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Well-defined weaknesses include a borrower's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

- *Doubtful:* Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

- *Loss:* Loans classified as loss are considered uncollectible and charged off immediately.

The following table sets forth the amortized cost basis of loans by credit quality indicator and vintage based on the most recent analysis performed, as of December 31, 2025:

(dollars in thousands) As of December 31, 2025	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior		
Commercial and industrial								
Pass	$ 242,893	$ 131,308	$ 67,934	$ 43,513	$ 21,143	$ 51,586	$ 145,133	$ 703,510
Special mention	316	10	560	—	—	28	—	914
Substandard	35	26	2,701	2,970	1,072	6,459	7,115	20,378
Doubtful	1,218	8,638	1,763	298	114	—	—	12,031
Subtotal	$ 244,462	$ 139,982	$ 72,958	$ 46,781	$ 22,329	$ 58,073	$ 152,248	$ 736,833
Gross charge-offs for the year ended	$ —	$ 407	$ 152	$ 10	$ 5	$ 342	$ —	$ 916
CRE − Construction, land and development								
Pass	$ 26,108	$ 148,261	$ 18,056	$ 9,738	$ 650	$ 995	$ 8,229	$ 212,037
Special mention	—	—	—	178	—	—	—	178
Substandard	—	11,178	—	22,685	—	160	—	34,023
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 26,108	$ 159,439	$ 18,056	$ 32,601	$ 650	$ 1,155	$ 8,229	$ 246,238
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CRE − Multifamily								
Pass	$ 6,338	$ 26,236	$ 115,983	$ 115,403	$ 30,191	$ 60,813	$ —	$ 354,964
Special mention	—	—	—	—	831	—	—	831
Substandard	—	5,751	3,972	—	—	17,987	—	27,710
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 6,338	$ 31,987	$ 119,955	$ 115,403	$ 31,022	$ 78,800	$ —	$ 383,505
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CRE − Non-owner occupied								
Pass	$ 102,426	$ 196,932	$ 134,443	$ 169,100	$ 86,273	$ 168,082	$ 1,015	$ 858,271
Special mention	—	—	—	—	—	1,040	—	1,040
Substandard	—	—	5,344	7,489	2,729	989	—	16,551
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 102,426	$ 196,932	$ 139,787	$ 176,589	$ 89,002	$ 170,111	$ 1,015	$ 875,862
Gross charge-offs for the year ended	$ —	$ —	$ —	$ 632	$ 775	$ 1,994	$ —	$ 3,401
CRE − Owner occupied								
Pass	$ 42,468	$ 86,030	$ 55,069	$ 61,790	$ 39,654	$ 126,951	$ 1,240	$ 413,202
Special mention	—	449	—	—	—	1,465	769	2,683
Substandard	—	—	1,402	2,867	2,342	4,764	—	11,375
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 42,468	$ 86,479	$ 56,471	$ 64,657	$ 41,996	$ 133,180	$ 2,009	$ 427,260
Gross charge-offs for the year ended	$ —	$ —	$ 6	$ —	$ —	$ —	$ —	$ 6
Agricultural − Land								
Pass	$ 8,201	$ 8,285	$ 8,410	$ 12,363	$ 5,202	$ 12,221	$ 2,464	$ 57,146
Special mention	233	—	—	3,315	—	—	—	3,548
Substandard	—	—	303	3,583	—	219	—	4,105
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 8,434	$ 8,285	$ 8,713	$ 19,261	$ 5,202	$ 12,440	$ 2,464	$ 64,799
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Agricultural − Production								
Pass	$ 4,778	$ 6,219	$ 4,652	$ 3,154	$ 370	$ 720	$ 38,945	$ 58,838
Special mention	—	48	112	—	—	—	213	373
Substandard	—	21	553	1,237	29	342	1,107	3,289
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 4,778	$ 6,288	$ 5,317	$ 4,391	$ 399	$ 1,062	$ 40,265	$ 62,500
Gross charge-offs for the year ended	$ —	$ —	$ —	$ 384	$ —	$ —	$ —	$ 384
Residential real estate − First lien								
Performing	$ 53,688	$ 37,893	$ 122,651	$ 210,228	$ 234,461	$ 213,214	$ —	$ 872,135
Nonperforming	—	—	499	—	642	1,461	—	2,602
Subtotal	$ 53,688	$ 37,893	$ 123,150	$ 210,228	$ 235,103	$ 214,675	$ —	$ 874,737
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ 7	$ 48	$ —	$ 55
Residential real estate − Construction								
Performing	$ 18,097	$ 10,459	$ —	$ —	$ 467	$ —	$ —	$ 29,023
Nonperforming	—	—	—	4,680	—	—	—	4,680
Subtotal	$ 18,097	$ 10,459	$ —	$ 4,680	$ 467	$ —	$ —	$ 33,703
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate − HELOC								
Performing	$ 757	$ 2,121	$ 3,716	$ 5,252	$ 975	$ 5,649	$ 242,285	$ 260,755
Nonperforming	—	—	25	50	—	53	—	128
Subtotal	$ 757	$ 2,121	$ 3,741	$ 5,302	$ 975	$ 5,702	$ 242,285	$ 260,883
Gross charge-offs for the year ended	$ —	$ 100	$ 10	$ 438	$ —	$ —	$ —	$ 548
Residential real estate − Junior lien								
Performing	$ 4,753	$ 4,995	$ 8,609	$ 7,090	$ 3,977	$ 4,995	$ 50	$ 34,469
Nonperforming	—	1,775	—	—	—	600	—	2,375
Subtotal	$ 4,753	$ 6,770	$ 8,609	$ 7,090	$ 3,977	$ 5,595	$ 50	$ 36,844
Gross charge-offs for the year ended	$ —	$ —	$ —	$ 300	$ —	$ —	$ —	$ 300
Other consumer								
Performing	$ 5,330	$ 2,318	$ 3,016	$ 3,056	$ 157	$ 3,651	$ 26,982	$ 44,510
Nonperforming	—	319	—	—	—	29	—	348
Subtotal	$ 5,330	$ 2,637	$ 3,016	$ 3,056	$ 157	$ 3,680	$ 26,982	$ 44,858
Gross charge-offs for the year ended	$ —	$ 16	$ 31	$ 22	$ —	$ 69	$ —	$ 138
Total loans	$ 517,639	$ 689,272	$ 559,773	$ 690,039	$ 431,279	$ 684,473	$ 475,547	$ 4,048,022
Gross charge-offs for the year ended	$ —	$ 523	$ 199	$ 1,786	$ 787	$ 2,453	$ —	$ 5,748

89

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	
As of December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**		**Total**
Commercial and industrial								
Pass	$ 209,001	$ 141,028	$ 61,254	$ 34,645	$ 38,342	$ 36,136	$ 111,194	$ 631,600
Special mention	1,367	495	3,286	2,239	5,575	1	1,651	14,614
Substandard	—	12,663	220	780	3,154	2,447	1,198	20,462
Doubtful	—	—	—	—	—	51	—	51
Subtotal	$ 210,368	$ 154,186	$ 64,760	$ 37,664	$ 47,071	$ 38,635	$ 114,043	$ 666,727
Gross charge-offs for the year ended	$ —	$ 218	$ 2	$ 397	$ 2,768	$ 342	$ —	$ 3,727
CRE − Construction, land and development								
Pass	$ 97,244	$ 112,845	$ 40,890	$ 1,560	$ 517	$ 1,187	$ 2,801	$ 257,044
Special mention	—	—	172	—	—	—	—	172
Substandard	5,406	—	31,585	—	—	170	300	37,461
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 102,650	$ 112,845	$ 72,647	$ 1,560	$ 517	$ 1,357	$ 3,101	$ 294,677
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CRE − Multifamily								
Pass	$ 35,112	$ 62,982	$ 138,698	$ 33,782	$ 33,157	$ 32,204	$ —	$ 335,935
Special mention	—	—	7,644	272	1,241	—	—	9,157
Substandard	—	—	—	—	17,732	299	—	18,031
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 35,112	$ 62,982	$ 146,342	$ 34,054	$ 52,130	$ 32,503	$ —	$ 363,123
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CRE − Non-owner occupied								
Pass	$ 189,068	$ 149,368	$ 223,349	$ 98,309	$ 71,432	$ 188,617	$ 1,709	$ 921,852
Special mention	—	—	1,694	8,603	—	4,148	4,195	18,640
Substandard	—	—	—	7,767	6,347	12,419	—	26,533
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 189,068	$ 149,368	$ 225,043	$ 114,679	$ 77,779	$ 205,184	$ 5,904	$ 967,025
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CRE − Owner occupied								
Pass	$ 63,721	$ 41,918	$ 60,788	$ 44,957	$ 38,941	$ 91,804	$ 1,652	$ 343,781
Special mention	451	—	—	937	2,981	2,735	—	7,104
Substandard	—	311	3,023	2,694	—	13,538	967	20,533
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 64,172	$ 42,229	$ 63,811	$ 48,588	$ 41,922	$ 108,077	$ 2,619	$ 371,418
Gross charge-offs for the year ended	$ —	$ 12	$ 97	$ —	$ —	$ 128	$ —	$ 237
Agricultural − Land								
Pass	$ 10,496	$ 8,864	$ 14,369	$ 5,840	$ 5,103	$ 8,473	$ 120	$ 53,265
Special mention	69	1,612	3,275	—	—	—	—	4,956
Substandard	—	303	2,166	—	609	—	—	3,078
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 10,565	$ 10,779	$ 19,810	$ 5,840	$ 5,712	$ 8,473	$ 120	$ 61,299
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Agricultural − Production								
Pass	$ 10,445	$ 6,440	$ 4,356	$ 724	$ 1,121	$ 582	$ 34,527	$ 58,195
Special mention	130	704	—	—	420	—	1,518	2,772
Substandard	—	—	1,987	—	—	54	—	2,041
Doubtful	—	—	—	—	—	—	—	—
Subtotal	$ 10,575	$ 7,144	$ 6,343	$ 724	$ 1,541	$ 636	$ 36,045	$ 63,008
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ 26	$ —	$ 26
Residential real estate − First lien								
Performing	$ 49,414	$ 144,460	$ 226,993	$ 251,006	$ 127,200	$ 118,958	$ —	$ 918,031
Nonperforming	—	576	—	744	12	1,656	—	2,988
Subtotal	$ 49,414	$ 145,036	$ 226,993	$ 251,750	$ 127,212	$ 120,614	$ —	$ 921,019
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate − Construction								
Performing	$ 19,229	$ 6,449	$ 1,900	$ 1,289	$ —	$ —	$ —	$ 28,867
Nonperforming	—	—	4,680	—	—	—	—	4,680
Subtotal	$ 19,229	$ 6,449	$ 6,580	$ 1,289	$ —	$ —	$ —	$ 33,547
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate − HELOC								
Performing	$ 3,290	$ 5,558	$ 6,217	$ 1,622	$ 939	$ 2,717	$ 140,707	$ 161,050
Nonperforming	—	35	—	—	—	74	1,350	1,459
Subtotal	$ 3,290	$ 5,593	$ 6,217	$ 1,622	$ 939	$ 2,791	$ 142,057	$ 162,509
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ 19	$ —	$ 19
Residential real estate − Junior lien								
Performing	$ 7,762	$ 11,557	$ 9,553	$ 4,990	$ 2,760	$ 4,178	$ 50	$ 40,850
Nonperforming	1,775	—	300	108	—	1,027	—	3,210
Subtotal	$ 9,537	$ 11,557	$ 9,853	$ 5,098	$ 2,760	$ 5,205	$ 50	$ 44,060
Gross charge-offs for the year ended	$ —	$ —	$ —	$ —	$ —	$ 638	$ —	$ 638
Other consumer								
Performing	$ 9,618	$ 4,695	$ 4,853	$ 502	$ 2,541	$ 4,069	$ 17,505	$ 43,783
Nonperforming	—	11	272	—	7	49	—	339
Subtotal	$ 9,618	$ 4,706	$ 5,125	$ 502	$ 2,548	$ 4,118	$ 17,505	$ 44,122
Gross charge-offs for the year ended	$ —	$ 8	$ 3	$ 150	$ 4	$ 21	$ —	$ 186
Total loans	$ 713,598	$ 712,874	$ 853,524	$ 503,370	$ 360,131	$ 527,593	$ 321,444	$ 3,992,534
Gross charge-offs for the year ended	$ —	$ 238	$ 102	$ 547	$ 2,772	$ 1,174	$ —	$ 4,833

Past Due and Nonaccrual Loans

The Company closely monitors the performance of its loan portfolio. A loan is placed on non-accrual when the financial condition of the borrower is deteriorating, payment in full of both principal and interest is not expected as scheduled or principal or interest has been in default for 90 days or more. Exceptions may be made if the asset is secured by collateral sufficient to satisfy both the principal and accrued interest in full and collection is reasonably assured. When one loan to a borrower is placed on non-accrual, all other loans to the borrower are re-evaluated to determine if they should also be placed on non-accrual. All previously accrued and unpaid interest is reversed at that time. A loan will return to accrual when collection of principal and interest is assured and the borrower has demonstrated timely payments of principal and interest for a reasonable period, generally at least six months.

The following tables present past due aging analysis of total loans outstanding, by portfolio segment, as of December 31, 2025 and 2024, respectively:

(dollars in thousands)	Accruing Current	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total Loans
December 31, 2025						
Commercial						
Commercial and industrial	$ 723,436	$ 689	$ —	$ —	$ 12,708	$ 736,833
Commercial real estate						
Construction, land and development	212,515	—	—	—	33,723	246,238
Multifamily	373,308	—	—	—	10,197	383,505
Non-owner occupied	874,042	163	—	—	1,657	875,862
Owner occupied	426,803	—	314	—	143	427,260
Total commercial real estate	1,886,668	163	314	—	45,720	1,932,865
Agricultural						
Land	63,961	674	—	—	164	64,799
Production	62,105	53	—	—	342	62,500
Total agricultural	126,066	727	—	—	506	127,299
Total commercial	2,736,170	1,579	314	—	58,934	2,796,997
Consumer						
Residential real estate						
First lien	869,291	2,051	794	—	2,601	874,737
Construction	29,023	—	—	—	4,680	33,703
HELOC	260,467	287	—	—	129	260,883
Junior lien	34,362	107	—	—	2,375	36,844
Total residential real estate	1,193,143	2,445	794	—	9,785	1,206,167
Other consumer	44,471	37	4	—	346	44,858
Total consumer	1,237,614	2,482	798	—	10,131	1,251,025
Total	$ 3,973,784	$ 4,061	$ 1,112	$ —	$ 69,065	$ 4,048,022

(dollars in thousands)	Accruing Current	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Nonaccrual	Total Loans
December 31, 2024						
Commercial						
Commercial and industrial	$ 654,073	$ 903	$ 133	$ 8,400	$ 3,218	$ 666,727
Commercial real estate						
Construction, land and development	264,633	—	—	—	30,044	294,677
Multifamily	363,123	—	—	—	—	363,123
Non-owner occupied	961,808	—	—	—	5,217	967,025
Owner occupied	369,176	225	—	—	2,017	371,418
Total commercial real estate	1,958,740	225	—	—	37,278	1,996,243
Agricultural						
Land	60,690	—	—	—	609	61,299
Production	62,269	87	—	—	652	63,008
Total agricultural	122,959	87	—	—	1,261	124,307
Total commercial	2,735,772	1,215	133	8,400	41,757	2,787,277
Consumer						
Residential real estate						
First lien	915,167	2,104	707	53	2,988	921,019
Construction	28,867	—	—	—	4,680	33,547
HELOC	160,430	169	450	—	1,460	162,509
Junior lien	40,454	396	—	—	3,210	44,060
Total residential real estate	1,144,918	2,669	1,157	53	12,338	1,161,135
Other consumer	43,651	103	30	—	338	44,122
Total consumer	1,188,569	2,772	1,187	53	12,676	1,205,257
Total	$ 3,924,341	$ 3,987	$ 1,320	$ 8,453	$ 54,433	$ 3,992,534

In calculating expected credit losses, the Company includes loans on nonaccrual status and loans 90 days or more past due and still accruing. The following table presents the amortized cost basis on nonaccrual status loans and loans 90 days or more past due and still accruing as of December 31, 2025 and 2024:

	As of December 31, 2025		
(dollars in thousands)	Nonaccrual with no Allowance for Credit Losses	Nonaccrual	90 Days or More Past Due and Accruing
Commercial			
Commercial and industrial	$ —	$ 12,708	$ —
Commercial real estate			
Construction, land and development	26,475	33,723	—
Multifamily	4,733	10,197	—
Non-owner occupied	1,657	1,657	—
Owner occupied	89	143	—
Total commercial real estate	32,954	45,720	—
Agricultural			
Land	164	164	—
Production	—	342	—
Total agricultural	164	506	—
Total commercial	33,118	58,934	—
Consumer			
Residential real estate			
First lien	2,298	2,601	—
Construction	4,680	4,680	—
HELOC	—	129	—
Junior lien	2,305	2,375	—
Total residential real estate	9,283	9,785	—
Other consumer	—	346	—
Total consumer	9,283	10,131	—
Total	$ 42,401	$ 69,065	$ —

	December 31, 2024		
(dollars in thousands)	Nonaccrual with no Allowance for Credit Losses	Nonaccrual	90 Days or More Past Due and Accruing
Commercial			
Commercial and industrial	$ 2,952	$ 3,218	$ 8,400
Commercial real estate			
Construction, land and development	24,638	30,044	—
Multifamily	—	—	—
Non-owner occupied	5,217	5,217	—
Owner occupied	1,706	2,017	—
Total commercial real estate	31,561	37,278	—
Agricultural			
Land	609	609	—
Production	652	652	—
Total agricultural	1,261	1,261	—
Total commercial	35,774	41,757	8,400
Consumer			
Residential real estate			
First lien	2,614	2,988	53
Construction	4,680	4,680	—
HELOC	—	1,460	—
Junior lien	2,696	3,210	—
Total residential real estate	9,990	12,338	53
Other consumer	—	338	—
Total consumer	9,990	12,676	53
Total	$ 45,764	$ 54,433	$ 8,453

Interest income that would have been recognized if loans on nonaccrual status had been current in accordance with their original terms for the years ended December 31, 2025, 2024, and 2023 is estimated to have been $3.3 million, $4.8 million, and $0.5 million, respectively.

The Company's policy is to reverse previously recorded interest income when a loan is placed on nonaccrual. As a result, the Company did not record any interest income on its nonaccrual loans for the years ended years ended December 31, 2025, 2024 and 2023. As of December 31, 2025 and 2024, total accrued interest receivable on loans, which had been excluded from reported amortized cost basis on loans, was $18.1 million and $16.4 million, respectively, and was reported within accrued interest receivable on the consolidated balance sheets. An allowance was not carried on the accrued interest receivable at either date.

The following tables present the amortized cost basis of collateral dependent loans, by the primary collateral type, which are individually evaluated to determine credit losses, and the related ACL allocated to these loans, as of December 31, 2025 and 2024:

	As of December 31, 2025				Allowance for Credit Losses
	Primary Type of Collateral				
(dollars in thousands)	Real estate	Equipment	Other	Total	
Commercial					
Commercial and industrial	$ 651	$ —	$ —	$ 651	$ 43
Commercial real estate					
Construction, land and development	33,723	—	—	33,723	5,635
Multifamily	10,197	—	—	10,197	865
Non-owner occupied	1,657	—	—	1,657	—
Owner occupied	142	—	—	142	4
Total commercial real estate	45,719	—	—	45,719	6,504
Agricultural					
Land	164	—	—	164	—
Production	—	—	342	342	42
Total agricultural	164	—	342	506	42
Total commercial	46,534	—	342	46,876	6,589
Consumer					
Residential real estate					
First lien	2,528	—	—	2,528	229
Construction	4,680	—	—	4,680	—
HELOC	—	—	—	—	—
Junior lien	2,304	—	—	2,304	—
Total residential real estate	9,512	—	—	9,512	229
Other consumer	—	—	319	319	319
Total consumer	9,512	—	319	9,831	548
Total	$ 56,046	$ —	$ 661	$ 56,707	$ 7,137

	As of December 31, 2024				Allowance for Credit Losses
	Primary Type of Collateral				
(dollars in thousands)	Real estate	Equipment	Other	Total	
Commercial					
Commercial and industrial	$ 2,885	$ 275	$ —	$ 3,160	$ 4
Commercial real estate					
Construction, land and development	30,044	—	—	30,044	4,984
Multifamily	—	—	—	—	—
Non-owner occupied	5,217	—	—	5,217	—
Owner occupied	1,936	—	—	1,936	9
Total commercial real estate	37,197	—	—	37,197	4,993
Agricultural					
Land	609	—	—	609	—
Production	—	652	—	652	—
Total agricultural	609	652	—	1,261	—
Total commercial	40,691	927	—	41,618	4,997
Consumer					
Residential real estate					
First lien	2,514	—	—	2,514	7
Construction	4,680	—	—	4,680	—
HELOC	1,366	—	—	1,366	252
Junior lien	3,105	—	—	3,105	330
Total residential real estate	11,665	—	—	11,665	589
Other consumer	—	—	289	289	50
Total consumer	11,665	—	289	11,954	639
Total	$ 52,356	$ 927	$ 289	$ 53,572	$ 5,636

Collateral dependent loans are loans for which the repayment is expected to be provided substantially by the underlying collateral and there are no other available and reliable sources of repayment.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Effective January 1, 2023, the Company evaluates all loan modifications in accordance with ASU 2022-02. Under ASU 2022-02, a loan is evaluated to consider whether the loan, as modified, represents a new loan or is a continuation of an existing loan.

In cases where a borrower experiences financial difficulty, the Company may make certain concessions for which the terms of the loan are modified with the intention to minimize future losses and improve collectability. Loans experiencing financial difficulty can include modifications for an interest rate reduction below current market rates, a forgiveness of principal balance, an extension of the loan term, an-other than significant payment delay, or some combination of similar types of modifications.

The following tables present the amortized cost basis of loans as of December 31, 2025 and 2024, respectively, by type of modification, that were both experiencing financial difficulty and modified during the years ended December 31, 2025 and 2024. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable as of December 31, 2025 and 2024 is also presented in the tables below:

	Year ended December 31, 2025						
(dollars in thousands)	Interest Rate Reduction	Principal Forgiveness	Term Extension	Payment Delay	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Total % of Portfolio
Agricultural − Land	$ —	$ —	$ —	$ 1,436	$ —	$ —	2.2%

	Year ended December 31, 2024						
(dollars in thousands)	Interest Rate Reduction	Principal Forgiveness	Term Extension	Payment Delay	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Total % of Portfolio
CRE − Construction, land and development	$ 24,638	$ —	$ —	$ —	$ —	$ 3,840	9.7%

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the year ended December 31, 2024:

	Year ended December 31, 2024		
(dollars in thousands)	Weighted Average Interest Rate Reduction	Principal Forgiveness	Weighted Average Term Extension (Years)
CRE − Construction, land and development	2.4%	$ —	1.4

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts and relevant factors are considered while assessing the adequacy of the ACL. For the years ended December 31, 2025 and 2024, there were no modified loans to borrowers experiencing financial difficulty that were past due or for which the borrower subsequently defaulted.

NOTE 7 Land, Premises and Equipment, Net

Components of land, premises and equipment at December 31, 2025 and 2024 were as follows:

(dollars in thousands)	December 31, 2025	December 31, 2024
Land [1]	$ 6,425	$ 7,155
Buildings and improvements [1]	39,979	36,961
Leasehold improvements	2,657	2,657
Furniture, fixtures, and equipment	42,933	38,540
	91,994	85,313
Less accumulated depreciation	(48,741)	(45,533)
Total	$ 43,253	$ 39,780

[1] Excludes assets held for sale.

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 amounted to $4.7 million, $3.0 million, and $2.5 million, respectively.

NOTE 8 Goodwill and Other Intangible Assets

Goodwill was $85.6 million as of both December 31, 2025 and 2024.

The following table summarizes the carrying amounts of goodwill, by segment, as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025		December 31, 2024	
Banking	$	74,111	$	74,111
Retirement and benefit services		11,523		11,523
Total goodwill	$	85,634	$	85,634

The gross carrying amount and accumulated amortization for each type of identifiable intangible asset are as follows:

	December 31, 2025						December 31, 2024					
(dollars in thousands)	Gross Carrying Amount		Accumulated Amortization		Total		Gross Carrying Amount		Accumulated Amortization		Total	
Identifiable customer intangibles	$	27,504	$	(22,456)	$	5,048	$	41,423	$	(33,736)	$	7,687
Core deposit intangible assets		41,092		(12,769)		28,323		41,092		(4,897)		36,195
Total intangible assets	$	68,596	$	(35,225)	$	33,371	$	82,515	$	(38,633)	$	43,882

Aggregate amortization expense for the years ended December 31, 2025, 2024, and 2023 was $10.5 million, $6.8 million, and $5.3 million, respectively.

Estimated aggregate amortization expense for future years is as follows:

(dollars in thousands)		Amount
2026	$	7,569
2027		6,389
2028		5,516
2029		4,512
2030		3,903
Thereafter		5,482
Total	$	33,371

NOTE 9 Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled $660.7 million and $728.5 million at December 31, 2025 and 2024, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and collection and foreclosure processing. Loan servicing income is recorded on an accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees, and is net of fair value adjustments to capitalized mortgage servicing rights. As of and for the years ended December 31, 2025 and 2024, the Company elected to subsequently measure MSRs at fair value. The Company accounted for MSRs at the lower of amortized cost or fair value as of and for the years ended December 31, 2023.

The following table presents the changes in fair value of the Company's MSR portfolio for the years ended December 31, 2025 and 2024:

	Year ended December 31,			
(dollars in thousands)	2025		2024	
Balance at beginning of period	$	7,918	$	2,052
Servicing assets acquired in business combination		—		5,445
Additions from loans sold with servicing rights retained		165		224
Change in fair value		(1,700)		197
Balance at end of period	$	6,383	$	7,918

The following table summarizes the Company's activity related to servicing rights for the years ended December 31, 2023:

(dollars in thousands)		2023
Servicing Assets:		
Balance at beginning of period	$	2,643
Additions, net of valuation reserve [1]		300
Amortization [2]		(595)
Balance at end of period		2,348
Less valuation reserve [3]		(296)
Balance at end of period, net of valuation reserve	$	2,052
Fair value, beginning of period	$	2,314
Fair value, end of period	$	2,062

[1] Associated income was reported within mortgage banking income, net on the consolidated statements of income.
[2] Associated amortization expense was reported within other noninterest income on the consolidated statements of income.
[3] Associated valuation reserve was reported within mortgage and lending expenses on the consolidated statements of income.

The following is a summary of key data and assumptions used in the valuation of servicing rights as of December 31, 2025 and 2024. Increases or decreases in any one of these assumptions would result in lower or higher fair value measurements.

(dollars in thousands)	December 31, 2025	December 31, 2024
Fair value of servicing rights	$ 6,383	$ 7,918
Weighted-average remaining term, years	21.5	22.0
Prepayment speeds	14.4%	9.9%
Discount rate	10.0%	10.5%

NOTE 10 Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of an identified property, plant or equipment for a period of time in exchange for consideration. Substantially all the leases in which the Company is the lessee are comprised of real estate property for branches, and office equipment rentals with terms extending through 2045. Substantially all of the Company's leases are classified as operating leases. The Company has no existing finance leases.

The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated financial statements. The following table presents the classification of the Company's ROU assets and lease liabilities on the consolidated financial statements as of December 31, 2025 and 2024:

(dollars in thousands)	Classification	December 31, 2025	December 31, 2024
Lease Right-of-Use Assets			
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 28,761	$ 13,438
Lease Liabilities			
Operating lease liabilities	Operating lease liabilities	$ 36,282	$ 18,991

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. The Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term for the discount rate. For the Company's only finance lease, the Company utilized its incremental borrowing rate at lease inception.

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term, years		
Operating leases	16.9	12.6
Weighted-average discount rate		
Operating leases	5.1%	4.5%

As the Company elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance utilities. Variable lease cost also includes payments for usage or maintenance of those capitalized equipment operating leases.

The following table presents lease costs and other lease information for the years ending December 31, 2025, 2024 and 2023:

(dollars in thousands)	Year ended December 31, 2025	2024	2023
Lease costs			
Operating lease cost	$ 2,370	$ 1,931	$ 1,914
Variable lease cost	548	1,202	1,159
Short-term lease cost	693	224	167
Finance lease cost			
Interest on lease liabilities	—	—	—
Amortization of right-of-use assets	—	—	—
Sublease income	(190)	(226)	(219)
Net lease cost	$ 3,421	$ 3,131	$ 3,021
Other information			
Cash paid for amounts included in the measurement of lease liabilities operating cash flows from operating leases	$ 2,369	$ 2,019	$ 1,755
Right-of-use assets obtained in exchange for new operating lease liabilities	18,324	9,373	$ 1,868

Future minimum payments for leases with initial or remaining terms of one year or more as of December 31, 2025 are as follows:

(dollars in thousands)		Operating Leases
Twelve months ended		
December 31, 2026	$	3,368
December 31, 2027		3,150
December 31, 2028		2,990
December 31, 2029		2,993
December 31, 2030		3,050
Thereafter		41,964
Total future minimum lease payments	$	57,515
Amounts representing interest		(21,233)
Total operating lease liabilities	$	36,282

NOTE 11 Other Assets

Other assets on the balance sheet consisted of the following balances at December 31, 2025 and 2024:

(dollars in thousands)		December 31, 2025		December 31, 2024
Federal Reserve Bank stock	$	8,631	$	7,519
Foreclosed assets		308		—
Prepaid expenses		7,655		7,744
Investments in partnerships		—		13
Trust fees accrued/receivable		17,258		16,023
Income tax refund receivable		10,684		5,429
Federal Home Loan Bank stock		17,968		13,656
Derivative instruments		16,533		9,854
Tax credit investments		13,069		14,784
Other assets		10,913		9,697
Total	$	103,019	$	84,719

NOTE 12 Deposits

The components of deposits in the consolidated balance sheets at December 31, 2025 and 2024 were as follows:

(dollars in thousands)		December 31, 2025		December 31, 2024
Noninterest-bearing	$	807,896	$	903,466
Interest-bearing				
Interest-bearing demand		1,296,315		1,220,173
Savings accounts		173,759		165,882
Money market savings		1,337,491		1,381,924
Time deposits		576,542		706,965
Total interest-bearing		3,384,107		3,474,944
Total deposits	$	4,192,003	$	4,378,410

The aggregate amount of deposit overdrafts included as loans were $755 thousand and $979 thousand at December 31, 2025 and 2024, respectively.

Certificates of deposit in excess of $250 thousand totaled $190.5 million and $248.1 million at December 31, 2025 and 2024, respectively.

At December 31, 2025, the scheduled maturities of certificates of deposit were as follows:

(dollars in thousands)		Amount
2026	$	550,829
2027		13,166
2028		3,527
2029		5,749
2030		2,177
Thereafter		1,094
Total	$	576,542

NOTE 13 Short-Term Borrowings

Short-term borrowings at December 31, 2025 and 2024 consisted of the following:

(dollars in thousands)		Year ended December 31,		
		2025		2024
Fed funds purchased				
Balance as of end of period	$	58,800	$	38,960
Average daily balance		62,618		249,180
Maximum month-end balance		207,700		373,350
Weighted-average rate				
During period		4.60%		4.95%
End of period		3.98%		4.79%
FHLB short-term advances				
Balance as of end of period	$	250,000	$	200,000
Average daily balance		201,781		200,000
Maximum month-end balance		250,000		200,000
Weighted-average rate				
During period		4.44%		5.46%
End of period		3.90%		4.63%

The Company had outstanding credit capacity with the FHLB of $2.1 billion and $1.2 billion at December 31, 2025 and 2024, respectively, secured by pledged loans and investment securities. The Company also had $107.0 million and $87.0 million of unsecured federal funds agreements with correspondent banks at December 31, 2025 and 2024, respectively, with no outstanding balances at December 31, 2025 and $15.0 million of outstanding balances at December 31, 2024. The Company has an unused $20.0 million unsecured line of credit with Bank of North Dakota at December 31, 2025 and 2024.

NOTE 14 Long-Term Debt

Long-term debt at December 31, 2025 and 2024 consisted of the following:

(dollars in thousands)		Face Value		Carrying Value	Interest Rate	December 31, 2025 Period End Interest Rate	Maturity Date	Call Date
Subordinated notes payable	$	50,000	$	50,000	Fixed	3.50%	3/30/2031	3/31/2026
Junior subordinated debenture (Trust I)		4,124		3,673	Three-month CME SOFR + 0.26% + 3.10%	7.05%	6/26/2033	6/26/2008
Junior subordinated debenture (Trust II)		6,186		5,509	Three-month CME SOFR + 0.26% + 1.80%	5.78%	9/15/2036	9/15/2011
Total long-term debt	$	60,310	$	59,182				

(dollars in thousands)		Face Value		Carrying Value	Interest Rate	December 31, 2024 Period End Interest Rate	Maturity Date	Call Date
Subordinated notes payable	$	50,000	$	50,000	Fixed	3.50%	3/30/2031	3/31/2026
Junior subordinated debenture (Trust I)		4,124		3,628	Three-month CME SOFR + 0.26% + 3.10%	7.69%	6/26/2033	6/26/2008
Junior subordinated debenture (Trust II)		6,186		5,441	Three-month CME SOFR + 0.26% + 1.80%	6.42%	9/15/2036	9/15/2011
Total long-term debt	$	60,310	$	59,069				

NOTE 15 Commitments and Contingencies

In the normal course of business, the Company has outstanding commitment and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the statements of financial condition.

A summary of the contractual amounts of the Company's exposure to off-balance sheet risk as of December 31, 2025 and 2024, respectively, was as follows:

(dollars in thousands)	December 31, 2025		December 31, 2024	
Commitments to extend credit	$	1,038,347	$	1,090,114
Standby letters of credit		14,393		30,033
Total	$	1,052,740	$	1,120,147

The Company establishes an ACL on unfunded commitments, except those that are unconditionally cancellable by the Company. As of December 31, 2025 and 2024, the ACL on unfunded commitments was $3.9 million and $7.5 million, respectively. The ACL on unfunded commitments was presented within accrued expenses and other liabilities on the consolidated balance sheets. The provision release for unfunded commitments for the year ended December 31, 2025 was $3.6 million. The expense for provision for unfunded commitments for the year ended December 31, 2024 was $0.1 million.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each client's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income producing commercial properties.

The Company was not required to perform on any financial guarantees and did not incur any losses on its commitments during the past two years.

The Company utilizes standby letters of credit issued by either the FHLB or the Bank of North Dakota to secure public unit deposits. The Company had fifteen letters of credit outstanding with the FHLB in the amount of $33.6 million as of December 31, 2025 and five letters of credit outstanding with the FHLB in the amount of $12.0 million as of December 31, 2024. With the Bank of North Dakota, the Company had one letter of credit outstanding in the amount of $126.0 million and $50.0 million as of December 31, 2025 and 2024, respectively. Letters of credit with the Bank of North Dakota were collateralized by loans pledged to the Bank of North Dakota in the amount of $549.0 million and $524.9 million as of December 31, 2025 and 2024, respectively.

NOTE 16 Legal Contingencies

In the normal course of business, including in connection with business combinations pursued by the Company, the Company and its subsidiaries are subject to pending and threatened litigation, claims investigations and legal and administrative cases and proceedings.

Under applicable accounting standards, reserves are established for legal claims only when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated. When a material loss contingency is reasonably possible, but not probable, the Company does not record a liability, but instead discloses the nature of the matter and an estimate of the loss or range of losses, to the extent such estimate can be made. Significant judgment is required in both the determination of possibility or probability, and whether the loss or range of losses is reasonably estimable. The Company's judgments are subjective and based on the status of the legal or regulatory proceedings, the merits of the Company's defenses and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based on the best information available to the Company and its advisors at the time, including, among other information, settlement agreements. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise its estimates accordingly. Due to the inherent uncertainties of the legal and regulatory processes, such judgments may be materially different than the actual outcomes. Legal costs such as outside counsel fees are expensed in the period in which the services are rendered.

Assessments of litigation exposure are difficult because they involve inherently unpredictable factors including, but not limited to: whether the proceeding is in the early stages; whether damages are unspecified, unsupported or uncertain; whether there is a potential for punitive or other pecuniary damages; whether the matter involves legal uncertainties, including novel issues of law; whether the matter involves multiple parties and/or jurisdictions; whether discovery has begun or is not complete; whether meaningful settlement discussions have commenced; and whether the proceeding involves class allegations. In many lawsuits and arbitrations, it is not possible to determine whether a liability will be incurred, or to estimate the ultimate or minimum amount of that liability, until the matter is close to resolution, in which case a reserve will not be recognized until that time. As a result, the Company may be unable to estimate reasonably possible losses with respect to litigation matters it faces.

In 2023, the Company sold its ESOP fiduciary services business but currently remains subject to two pending lawsuits related to the sold business, including one brought by the DOL.

In November 2023, the DOL brought suit against several defendants, including the Bank, alleging that the Bank, in its capacity as trustee to an ESOP, (1) breached certain of its fiduciary duties in connection with a transaction which allegedly caused the ESOP to pay more than fair market value to acquire stock, and (2) engaged in a prohibited transaction by causing the ESOP to acquire the stock from an existing company shareholder for more than adequate consideration. The Bank continues to dispute the allegations made by the DOL and intends to continue to defend itself vigorously.

The Company believes a material loss contingency related to the DOL complaint is reasonably possible, but not probable, based on currently-available information. However, the Company is unable to estimate the ultimate or minimum loss or range of losses, if any, at this time due to a number of uncertainties, including, but not limited to: (1) the current early stages of the proceedings and discovery not having commenced, (2) the absence of specificity as to alleged damages, and (3) and the lack of resolution of significant factual and legal issues.

As of December 31, 2025 and 2024, the Company did not have any accrued liabilities recorded for loss contingencies in its audited consolidated financial statements.

NOTE 17 Share-Based Compensation Plan

On May 6, 2019, the Company's stockholders approved the Alerus Financial Corporation 2019 Equity Incentive Plan (the "2019 Equity Incentive Plan"). This plan allows the Compensation Committee of the Board (the "Compensation Committee") the ability to grant a wide variety of equity awards, including stock options, stock appreciation rights, stock awards, and cash incentive awards in such forms and amounts as it deems appropriate to accomplish the goals of the plan. Since inception, all awards issued under the plan have been restricted stock and restricted stock units. Any shares subject to an award that is cancelled, forfeited, or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the plan. However, shares subject to an award shall not again be made available for issuance or delivery under the plan if such shares are (a) tendered in payment of the exercise price of a stock option, (b) delivered to, or withheld by, the Company to satisfy any tax withholding obligation, or (c) covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award. Restricted stock units issued do not participate in dividends and recipients are not entitled to vote these restricted stock units until shares of the Company's common stock are delivered after vesting of the restricted stock units. Shares vest, become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in individual agreements with the participant receiving the award. Awards issued to Company directors vest on the earlier of the first anniversary of the grant date and the next annual meeting of stockholders. The plan authorizes the issuance of up to 1,100,000 shares of common stock. As of December 31, 2025, 565,718 shares of common stock are still available for issue under the plan.

The compensation expense relating to awards under these plans was $2.7 million in 2025, $1.7 million in 2024, and $1.6 million in 2023. The number of unvested shares outstanding was 119,261 and 145,802 as of December 31, 2025 and 2024, respectively. The number of unvested units outstanding was 177,207 and 143,747 as of December 31, 2025 and 2024, respectively.

The following table presents the activity in the stock plans for the years ended December 31, 2025, and 2024 was as follows:

	Year ended December 31,				
	2025			2024	
	Awards	Weighted-Average Grant Date Fair Value		Awards	Weighted-Average Grant Date Fair Value
Restricted Stock and Restricted Stock Unit Awards					
Outstanding at beginning of period	289,549	$	22.00	231,657	$ 22.96
Granted	123,055		20.16	127,463	21.11
Vested	(76,384)		22.66	(64,740)	23.89
Forfeited or cancelled	(39,752)		24.97	(4,831)	22.59
Outstanding at end of period	296,468	$	20.61	289,549	$ 22.00

As of December 31, 2025 and 2024, there was $3.0 million and $2.9 million, respectively, of unrecognized compensation expense related to non-vested awards granted under the plans. The expense is expected to be recognized over a weighted-average period of 2.1 and 2.2 years, as of December 31, 2025 and 2024, respectively.

NOTE 18 Employee Benefits

The Company maintains two employee retirement plans including the Alerus Financial Corporation ESOP and a defined contribution salary reduction plan (the "401(k) plan"). The plans cover substantially all employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the ESOP are determined annually by the Board, at its discretion, and allocated to participants based on a percentage of annual compensation. For the years ended December 31, 2025, 2024 and 2023, there were no unallocated ESOP shares outstanding. Shares of the Company stock within the ESOP are considered outstanding and dividends on these shares are charged to retained earnings. Under the 401(k) plan, the Company contributes 100% of amounts deferred by employees up to 3% of eligible compensation and 50% of amounts deferred by employees between 3% and 6% of eligible compensation. Retirement plan contributions are reflected under employee benefits in the income statement and for the years ending December 31, 2025, 2024, and 2023 were as follows:

(dollars in thousands)	Year ended December 31,		
	2025	2024	2023
Salary reduction plan	$ 3,875	$ 3,082	$ 2,933
ESOP	2,500	2,449	1,604
Total	$ 6,375	$ 5,531	$ 4,537
Total ESOP shares outstanding	1,034,696	1,019,891	1,152,017

100

NOTE 19 Noninterest Income

The following table presents the Company's noninterest income for the years ended December 31, 2025, 2024, and 2023:

(dollars in thousands)		Year ended December 31,				
		2025		2024		2023
Retirement and benefit	$	65,885	$	64,365	$	65,294
Wealth		28,265		26,171		21,855
Mortgage banking [1]		11,855		10,073		8,411
Service charges on deposit accounts		2,768		1,976		1,280
Net gains (losses) on investment securities [1]		(68,403)		—		(24,643)
Other						
Gain (loss) on sale of premises and equipment		530		(3,941)		(50)
Client swap fees		1,386		2,135		1,396
Interchange fees		3,365		2,291		2,222
Bank-owned life insurance income [1]		1,063		862		876
Misc. transactional fees		1,881		1,366		1,528
Gain on sale of non-mortgage loans		2,080		—		—
Other noninterest income		1,201		9,632		2,060
Total noninterest income	$	51,876	$	114,930	$	80,229

[1]   Not within the scope of ASC 606.

Contract balances: A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest income streams are largely based on transactional activity, or standard month-end revenue accruals such as asset management fees based on month-end market value. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2025 and 2024, the Company did not have any significant contract balances.

Contract acquisition costs: In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize into expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the asset would have resulted from capitalizing these costs would have been amortized in one year or less.

NOTE 20 Income Taxes

The components of income tax expense (benefit) for the years ended December 31, 2025, 2024, and 2023 were as follows:

(dollars in thousands)		Year ended December 31,				
		2025		2024		2023
Current						
Federal	$	(1,032)	$	6,973	$	851
State		293		2,389		2,414
Current income tax		(739)		9,362		3,265
Deferred						
Federal		4,214		(3,105)		1,151
State		1,678		(878)		(258)
Deferred income tax		5,892		(3,983)		893
Total income tax expense	$	5,153	$	5,379	$	4,158

On July 4, 2025, the U.S. government enacted tax legislation commonly referred to as the One Big Beautiful Bill Act. The Company evaluated the impact of the legislation in accordance with ASC 740 and determined that it did not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2025.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 were as follows:

(dollars in thousands)	December 31, 2025		December 31, 2024	
Deferred Tax Assets				
Allowance for credit losses	$	16,069	$	15,526
Employee compensation and benefit accruals		3,010		2,593
Expense accruals		526		561
Deferred loan fees		556		691
Fair value adjustments on available-for-sale securities		660		3,509
Acquired loan discounts		10,695		17,487
Nonaccrual loan interest		2,352		750
Unrealized loss on available-for-sale investment securities		741		24,737
Unrealized loss on derivative and hedge instruments		6		—
Unfunded commitment liability		1,008		1,856
Operating lease liabilities		9,416		4,968
Other		131		264
Total deferred tax assets from temporary differences		45,170		72,942
Deferred Tax Liabilities				
Accumulated depreciation		2,821		2,272
Goodwill and intangible amortization		8,171		10,246
Servicing assets		1,656		2,071
Prepaid expenses		1,705		1,571
Unrealized gain on derivative and hedge instruments		—		151
Operating lease right-of-use assets		7,600		3,651
Other		137		95
Total deferred tax liabilities from temporary differences		22,090		20,057
Net Deferred Tax Assets	$	23,080	$	52,885

The Company adopted ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" on a prospective basis beginning with the year ended December 31, 2025. A reconciliation of income tax expense at the U.S. federal statutory rate (21% in 2025) to the Company's actual income tax expense for the year ended December 31, 2025 is shown below.

(dollars in thousands)	Year Ended December 31, 2025		
	Amount		Percent
U.S. federal statutory income tax	$	4,744	21.0%
State and local income taxes, net of federal benefits[1]		1,557	6.9%
Tax credits			
Proportional Amortization of LIHTC Credits		(536)	-2.4%
Nontaxable or nondeductible items			
Tax Exempt Interest		(1,872)	-8.3%
Section 291 Interest		519	2.3%
Other		(297)	-1.3%
Other adjustments			
Reduction in Deficit		1,005	4.4%
Other		33	0.1%
Income tax expense	$	5,153	22.8%

[1] State taxes in Minnesota and North Dakota comprised the majority (greater than 50%) of the tax effect in this category.

The following table presents required disclosures prior to the Company's adoption of ASU 2023-09 and a reconciliation of income tax expense at the U.S. federal statutory rate (21% in both 2024 and 2023) to the Company's actual income tax expense for the years ended December 31, 2024 and 2023.

		Year ended December 31,		
	2024		**2023**	
(dollars in thousands)	**Amount**	**Percent of Pretax Income**	**Amount**	**Percent of Pretax Income**
Taxes at statutory federal income tax rate	$ 4,863	21.0%	$ 3,329	21.0%
Tax effect of:				
Tax exempt income	(1,131)	(4.9)%	(715)	(4.5)%
State income taxes, net of federal benefits	1,278	5.5%	715	4.5%
Nondeductible items and other	369	1.6%	829	5.2%
Applicable income taxes	$ 5,379	23.2%	$ 4,158	26.2%

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination.

Cash Taxes Paid

The Company adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025 and has included the following table as a result of this adoption, which presents income taxes paid (net of refunds received) for the year ended December 31, 2025.

(dollars in thousands)	**Year Ended December 31, 2025**
Federal	1,000
Minnesota	703
North Dakota	280
Other States	661
Federal and State Income Tax Payable	$ 2,644

The amount of cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 was $0.4 million and $10.8 million, respectively.

NOTE 21 Tax Credit Investments

The Company invests in qualified affordable housing projects for the purpose of community reinvestment and obtaining tax credits. The Company's tax credit investments are limited to existing lending relationships with well-known developers and projects within the Company's market area.

The following table presents a summary of the Company's investments in qualified affordable housing projects tax credit investments for the periods presented:

			Year ended December 31,			
		2025		**2024**		
(dollars in thousands)		**Investment**	**Unfunded Commitment**	**Investment**	**Unfunded Commitment**	
Investment	**Accounting Method**					
Low income housing tax credit	Proportional amortization	$ 22,906	$ 5,082	$ 17,906	$ 3,968	

The following table presents a summary of the amortization expense and tax benefit recognized for the Company's qualified affordable housing projects for the periods presented:

		Year ended December 31,		
	2025		**2024**	
(dollars in thousands)	**Amortization Expense (1)**	**Tax Benefit Recognized (2)**	**Amortization Expense (1)**	**Tax Benefit Recognized (2)**
Low income housing tax credit	$ 1,823	$ (1,998)	$ 1,728	$ (1,442)

(1) The amortization expense for low income housing tax credits were included in income tax expense.
(2) All of the tax benefits recognized were included in income tax expense.

NOTE 22 Segment Reporting

Beginning with the annual period ended December 31, 2024, the Company adopted the guidance within ASU 2023-07, *Segment Reporting (Topic 280)*, which expanded disclosure requirements for significant segment expenses and other segment items. In connection with this guidance, compensation, employee taxes and benefits, business services, software and technology expense, and merger and acquisition expense are presented separately as these expenses were previously included within total noninterest expense. Financial information for prior periods were recast to conform to the current presentation.

Operating segments are components of an enterprise, which are evaluated regularly by the "chief operating decision maker" in deciding how to allocate resources and assess performance. The Company's chief operating decision maker is the President and Chief Executive Officer of the Company, and assesses overall segment performance based on net income (loss) before taxes and uses this metric to allocate resources for each segment, focusing on budgeting and forecasting.

Reportable segments are determined based on the services offered, the significance of the services offered, the significance of those services to the Company's financial statements, and management's regular review of the operating results of those services. The Company operates through three operating segments: banking, retirement and benefit services, and wealth. In prior periods, the Company had a fourth operating segment, mortgage. As of January 1, 2024, the mortgage division was fully integrated into the banking division to reflect the way the Company currently manages and views the business. The Company has restated all historical periods presented within these financial statements, and has not included the mortgage operating segment.

The Company's reportable segments include the following:

- Banking: Offers a complete line of loan, deposit, cash management, and treasury services through fourteen offices in North Dakota, Minnesota, and Arizona. After the closing of the HMNF acquisition, the Company added 15 banking offices in Minnesota, Wisconsin, and Iowa. These products and services are supported through web and mobile based applications. The majority of the Company's assets and liabilities are in the Banking segments' balance sheet.

- Retirement and Benefit Services: Provides the following services nationally: record-keeping and administration services to qualified and other types of retirement plans, investment fiduciary services to retirement plans, health savings accounts, flexible spending accounts, and COBRA recordkeeping and administration services. The division operates within each of the banking markets, as well as in Lakewood, Colorado.

- Wealth: Provides advisory and planning services, investment management, and trust and fiduciary services to clients across the Company's footprint.

The Company's segment reporting process begins with the assignment of income and expenses directly to the applicable segments based on different cost centers withing the Company. The net income (loss) before taxes for each reportable segment is further derived by the use of expense allocations. Certain expenses not directly attributable to a specific segment are allocated across all segments based on key metrics, such as number of employees and time spent working in each segment. These types of expenses include business services, software and technology expense, human resources, accounting and finance, risk management, legal, and marketing.

The financial information presented for each segment includes net interest income, provision for credit losses, noninterest income, and direct and indirect noninterest expense. As discussed above, noninterest expense is broken out between significant noninterest expenses and other noninterest expense. Other noninterest expense consists of occupancy and equipment expense, intangible amortization expense, professional fees and assessments (less merger and acquisition expenses which are included within this expense item on the consolidated statements of income), marketing and business development, supplies and postage, travel, mortgage and lending expenses, and other noninterest expenses. Corporate administration includes all remaining income and expenses not allocated to the three operating segments, including all merger and acquisition expenses.

The assignment and allocation methodologies used in the segment reporting process discussed above change from time to time as systems are enhanced, methods for evaluating segment performance or product lines change or as business segments are realigned.

The following tables present key metrics related to the Company's segments as of and for the periods presented:

(dollars in thousands)	Banking	Retirement and Benefit Services	Wealth	Corporate Administration	Consolidated
As of and for the year ended December 31, 2025					
Net interest income (loss)	$ 175,099	$ —	$ —	$ (2,600)	$ 172,499
Provision for credit losses	556	—	—	—	556
Noninterest income (loss)	(41,966)	65,885	28,265	(308)	51,876
Noninterest expense					
Compensation	48,856	29,348	13,231	6,022	97,457
Employee taxes and benefits	13,175	8,339	2,577	2,724	26,815
Business services, software and technology expense	12,085	8,146	3,804	664	24,699
Merger and acquisition expense	—	—	—	142	142
Other noninterest expense	39,802	9,156	1,860	1,296	52,114
Total noninterest expense	113,918	54,989	21,472	10,848	201,227
Net income (loss) before taxes	$ 18,659	$ 10,896	$ 6,793	$ (13,756)	$ 22,592
Total assets	$ 5,129,514	$ 30,417	$ 5,897	$ 64,256	$ 5,230,084

(dollars in thousands)	Banking	Retirement and Benefit Services	Wealth	Corporate Administration	Consolidated
As of and for the year ended December 31, 2024					
Net interest income (loss)	$ 109,753	$ —	$ —	$ (2,708)	$ 107,045
Provision for credit losses	18,141	—	—	—	18,141
Noninterest income	20,859	64,365	26,171	3,535	114,930
Noninterest expense					
Compensation	43,130	28,427	10,065	5,689	87,311
Employee taxes and benefits	10,808	7,756	2,366	2,037	22,967
Business services, software and technology expense	10,950	7,575	2,506	727	21,758
Merger and acquisition expense	—	—	—	9,984	9,984
Other noninterest expense	23,629	12,797	704	1,525	38,655
Total noninterest expense	88,517	56,555	15,641	19,962	180,675
Net income (loss) before taxes	$ 23,954	$ 7,810	$ 10,530	$ (19,135)	$ 23,159
Total assets	$ 5,182,147	$ 32,144	$ 5,449	$ 41,933	$ 5,261,673

(dollars in thousands)	Banking	Retirement and Benefit Services	Wealth	Corporate Administration	Consolidated
As of and for the year ended December 31, 2023					
Net interest income	$ 90,520	$ —	$ —	$ (2,681)	$ 87,839
Provision for loan losses	2,057	—	—	—	2,057
Noninterest income	(7,017)	65,294	21,855	97	80,229
Noninterest expense					
Compensation	37,951	26,087	8,049	4,203	76,290
Employee taxes and benefits	9,295	7,144	1,850	1,762	20,051
Business services, software and technology expense	10,185	7,898	2,372	598	21,053
Merger and acquisition expense	—	—	—	—	—
Other noninterest expense	18,427	12,232	1,217	887	32,763
Total noninterest expense	75,858	53,361	13,488	7,450	150,157
Net income before taxes	$ 5,588	$ 11,933	$ 8,367	$ (10,034)	$ 15,854
Total assets	$ 3,833,725	$ 34,352	$ 4,757	$ 34,879	$ 3,907,713

NOTE 23 Earnings Per Share

The calculation of basic and diluted earnings per share using the two-class method for the years ending December 31, 2025, 2024, and 2023 is presented below:

(dollars and shares in thousands, except per share data)	Year ended December 31, 2025	2024	2023
Net income	$ 17,439	$ 17,780	$ 11,696
Dividends and undistributed earnings allocated to participating securities	(29)	37	(5)
Net income available to common stockholders	$ 17,468	$ 17,743	$ 11,701
Weighted-average common shares outstanding for basic earnings per share	25,380	21,047	19,922
Dilutive effect of stock-based awards	317	274	221
Weighted-average common shares outstanding for diluted earnings per share	25,697	21,321	20,143
Earnings per common share:			
Basic earnings per common share	$ 0.69	$ 0.84	$ 0.59
Diluted earnings per common share	$ 0.68	$ 0.83	$ 0.58

NOTE 24 Related Party Transactions

In the ordinary course of business, the Bank has extended loans to executive officers, directors, and their affiliates (related parties). These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectability. The following table presents the activity associated with loans made between related parties at December 31, 2025 and 2024:

	Year Ended December 31,			
(dollars in thousands)	2025		2024	
Beginning balance	$	921	$	1,035
New loans and advances		147		188
Repayments		(179)		(302)
Ending balance	$	889	$	921

Deposits from related parties held by the Bank at December 31, 2025 and 2024, amounted to $1.3 million and $1.8 million, respectively.

NOTE 25 Derivative Instruments

The Company uses a variety of derivative instruments to mitigate exposure to both market and credit risks inherent in its business activities. The Company manages these risks as part of its overall asset and liability management process and through its policies and procedures. Derivatives represent contracts between parties that usually require little or no initial net investment and result in one party delivering cash or another type of asset to the other party based on a notional amount and an underlying as specified in the contract.

Derivatives are often measured in terms of notional amount, but this amount is generally not exchanged, and it is not recorded on the Company's consolidated balance sheet. The notional amount is the basis to which the underlying is applied to determine required payments under the derivative contract. The underlying is a referenced interest rate, security price, credit spread, or other index. RRE and CRE loan commitments associated with loans to be sold also qualify as derivative instruments.

Derivatives Designated as Hedging Instruments

The Company uses derivative instruments to hedge its exposure to economic risks, including interest rate, liquidity and credit risk. Certain hedging relationships are formally designated and qualify for hedge accounting under GAAP. On the date the Company enters into a derivative contract designated as a hedging instrument, the derivative is designated as either a fair value hedge, cash flow hedge, or a net investment hedge. When a derivative is designated as a fair value, cash flow, or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s). As of December 31, 2025, the Company only uses fair value and cash flow hedges.

Fair value hedges: These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying mortgage-backed investment securities and mortgage loan pools. The interest rate swaps are carried on the Company's Consolidated Balance Sheet at their fair value in other assets (when the fair value is positive) or in accrued expenses and other liabilities (when the fair value is negative). The changes in fair value of the interest rate swaps are recorded in interest income. The unrealized gains or losses due to changes in fair value of the interest rate swaps due to changes in benchmark interest rates are recorded as an adjustment to the hedged instruments and offset in the same interest income line items.

Cash flow hedges: These derivatives are interest rate swaps the Company uses to hedge the variability of expected future cash flows due to market interest changes. The interest rate swap is carried on the Company's consolidated balance sheet at its fair value in other assets (when the fair value is positive) or in accrued expenses and other liabilities (when the fair value is negative). Changes in fair value of derivatives designated as cash flow hedges are recorded in OCI until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in OCI is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in OCI is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within accumulated other comprehensive income (loss) ("AOCI"). The Company estimates that no additional amounts will be reclassified to interest expense over the next 12 months. All cash flow hedges were highly effective for the year ended December 31, 2025. As of December 31, 2025, the maximum length of time over which forecasted transactions are hedged is 13 months.

Derivatives Not Designated as Hedging Instruments

Interest rate swaps: The Company periodically enters into commercial loan interest rate swap agreements in order to provide commercial loan customers with the ability to convert from variable to fixed interest rates. These derivative contracts relate to transactions in which the Company enters into an interest rate swap with a customer, while simultaneously entering into an offsetting interest rate swap with an institutional counterparty.

Interest rate lock commitments, forward loan sales commitments and to be announced (TBA) mortgage backed securities: The Company enters into forward delivery contracts to sell mortgage loans at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage interest rate lock commitments.

The following table presents the total notional amounts and gross fair values of the Company's derivatives as of December 31, 2025 and 2024:

(dollars in thousands)	Derivative Assets (1) Notional Amount	Derivative Assets (1) Fair Value	Derivative Liabilities (2) Notional Amount	Derivative Liabilities (2) Fair Value
December 31, 2025				
Designated as hedging instruments:				
Cash flow hedges:				
Interest rate swaps	—	—	200,000	19
Total derivatives designated as hedging instruments	$ —	$ —	$ 200,000	$ 19
Not designated as hedging instruments:				
Interest rate swaps (1)	$ 490,341	$ 10,454	$ 507,341	$ 10,603
Interest rate lock commitments	17,985	256	—	—
Forward loan sales commitments	12,082	248	—	—
To-be-announced mortgage backed securities	—	—	30,500	60
Total asset derivatives not designated as hedging instruments	$ 520,408	$ 10,958	$ 537,841	$ 10,663
December 31, 2024				
Designated as hedging instruments:				
Fair value hedges:				
Interest rate swaps	$ 200,000	$ 149	$ —	$ —
Cash flow hedges:				
Interest rate swaps	200,000	477	200,000	21
Total derivatives designated as hedging instruments	$ 400,000	$ 626	$ 200,000	$ 21
Not designated as hedging instruments:				
Interest rate swaps (1)	$ 347,575	$ 8,182	$ 364,575	$ 8,579
Interest rate lock commitments	14,647	153	—	—
Forward loan sales commitments	6,645	109	—	—
To-be-announced mortgage backed securities	39,000	35	—	—
Total asset derivatives not designated as hedging instruments	$ 407,867	$ 8,479	$ 364,575	$ 8,579

(1)   Reported fair values include accrued interest receivable and payable.

The following table shows the effective portion of the gains (losses) recognized in OCI and the gains (losses), before tax, reclassified from OCI into earnings for the periods indicated:

(dollars in thousands)	Gains (Losses) Recognized in OCI	Gains (Losses) Reclassified from OCI into Earnings
Derivatives designated as hedging instruments		
For the year ended December 31, 2025		
Cash flow hedges:		
Interest rate swaps	$ (497)	$ (22)
For the year ended December 31, 2024		
Cash flow hedges:		
Interest rate swaps	$ 1,474	$ 721

107

The following table shows the effect of fair value and cash flow hedge accounting on derivatives designated as hedging instruments in the Consolidated Statements of Income:

| | Location and Amount of Gains (Losses) Recognized in Income | | |
| | Interest Income | | Interest Expense |
(dollars in thousands)	Loans, including fees	Investment securities - Taxable	Short-term borrowings
For the year ended December 31, 2025			
Total amounts in the Consolidated Statements of Income	$ 253,699	$ 20,699	$ 11,897
Fair value hedges:			
Interest rate swaps	113	237	—
Cash flow hedges:			
Interest rate swaps	—	—	(22)
For the year ended December 31, 2024			
Total amounts in the Consolidated Statements of Income	$ 183,560	$ 19,745	$ 22,584
Fair value hedges:			
Interest rate swaps	367	2,280	—
Cash flow hedges:			
Interest rate swaps	—	—	721

The Company terminated its fair value hedge effective December 23, 2025. This fair value hedge was an interest rate swap and was scheduled to mature on February 10, 2026. A termination fee of $0.1 million was paid by the Company, which was included in interest income for the year ended December 31, 2025.

The following tables show the notional amount, carrying amount and associated cumulative basis adjustments related to the application of hedge accounting that is included in the carrying amount of hedged assets and liabilities in fair value hedging relationships at December 31, 2024:

| | December 31, 2024 | | |
(dollars in thousands)	Notional Amount	Carrying Amount of Hedged Assets/ Liabilities	Cumulative Fair Value Hedging Adjustment in the Carrying Amount of Hedged Assets/ Liabilities
Mortgage-backed securities			
Residential agency [1]	$ 200,000	$ 199,854	$ (146)
Total	$ 200,000	$ 199,854	$ (146)

[1] Includes amounts related to residential agency mortgage-backed securities currently designated as the hedged item in a fair value hedge using the portfolio layer method. At December 31, 2024, the amortized cost of the closed portfolios used in these hedging relationships was $296.9 million.

The gain (loss) recognized on derivatives not designated as hedging relationships for the years ended December 31, 2025, 2024, and 2023 was as follows:

(dollars in thousands)		Year ended December 31,		
Derivatives not designated as hedging instruments	Consolidated Statements of Income Location	2025	2024	2023
Interest rate swaps	Other noninterest income	$ —	$ 21	$ (20)
Interest rate swaps	Mortgage banking	245	(396)	—
Interest rate lock commitments	Mortgage banking	104	(172)	165
Forward loan sales commitments	Mortgage banking	140	103	(1)
To-be-announced mortgage backed securities	Mortgage banking	(728)	197	118
Total gain (loss) from derivatives not designated as hedging instruments		$ (239)	$ (247)	$ 262

The Company has third-party agreements that require a minimum dollar transfer amount upon a margin call. This requirement is dependent on certain specified credit measures. The amount of collateral posted with third parties at December 31, 2025 and 2024 was $0.0 million and $3.9 million, respectively. The amount of collateral posted with third parties is deemed to be sufficient to collateralize both the fair market value change a well as any additional amounts that may be required as a result of a change in the specified credit measures.

Credit Risk-Related Contingent Features

By using derivatives, the Company is exposed to credit risk to the extent that counterparties to the derivative contracts do not perform as required. Should a counterparty fail to perform under the terms of a derivative contract, the Company's credit exposure on interest rate swaps is limited to the net positive fair value and accrued interest of all swaps with each counterparty. The Company seeks to minimize counterparty credit risk through credit approvals, limits, monitoring procedures, and obtaining collateral, where appropriate. As such, management believes the risk of incurring credit losses on derivative contracts with institutional counterparties is remote.

The Company has agreements with its derivative counterparties that contain a provision where, if the Company defaults on any of its indebtedness, including defaults where repayment of the indebtedness has not been accelerated by the lender, the Company could also be declared in default on its derivative obligations. In addition, the Company also has agreements with certain of its derivative counterparties that contain a provision where, if the Company fails to maintain its status as a well-capitalized institution, the counterparty could terminate the derivative position(s) and the Company could be required to settle its obligations under the agreements.

As of December 31, 2025 and 2024, the fair value of derivatives in a net liability position, which included accrued interest but excluded any adjustment for non-performance risk, related to these agreements was $10.6 million and $8.6 million, respectively. As of December 31, 2025 and 2024, the Company had minimum collateral posting thresholds with certain of its derivative counterparties and had posted cash collateral of $0.0 million and $3.9 million, respectively. If the Company had breached any of these provisions at December 31, 2025 or 2024, it could have been required to settle its obligations under the agreements at their termination value of $10.6 million and $8.6 million, respectively.

Balance Sheet Offsetting

The following tables present the Company's derivative positions and the potential effect of netting arrangements on its financial position as of the dates indicated:

(dollars in thousands)	Gross Amount Recognized in the Consolidated Balance Sheets	Gross Amount Offset in the Consolidated Balance Sheets	Net Amount Presented in the Consolidated Balance Sheets	Gross Amount Not Offset in the Consolidated Balance Sheets — Cash Collateral Pledged (Received)	Net Amount
December 31, 2025					
Derivative assets:					
Interest rate swaps − Company (1)	$ —	$ —	$ —	$ —	$ —
Interest rate swaps − dealer bank (1)	2,902	—	2,902	(5,710)	(2,808)
Interest rate swaps − customer (2)	7,552	—	7,552	—	7,552
To-be-announced mortgage backed securities	—	—	—	—	—
Total	$ 10,454	$ —	$ 10,454	$ (5,710)	$ 4,744
Derivative liabilities:					
Interest rate swaps − Company (1)	$ 19	$ —	$ 19	$ 34	$ (15)
Interest rate swaps − dealer bank (1)	7,567	—	7,567	(34)	7,600
Interest rate swaps − customer (2)	3,036	—	3,036	—	3,036
To-be-announced mortgage backed securities	60	—	60	—	60
Total	$ 10,682	$ —	$ 10,682	$ —	$ 10,682

(1) The Company maintains a master netting agreement with each counterparty and settles collateral on a net basis for all interest rate swaps with counterparty banks.
(2) The Company manages its net exposure on its customer loan swaps by obtaining collateral as part of the normal loan policy and underwriting practices. The Company does not post collateral to its customers as part of its contract.

(dollars in thousands)	Gross Amount Recognized in the Consolidated Balance Sheets	Gross Amount Offset in the Consolidated Balance Sheets	Net Amount Presented in the Consolidated Balance Sheets	Gross Amount Not Offset in the Consolidated Balance Sheets — Cash Collateral Pledged (Received)	Net Amount
December 31, 2024					
Derivative assets:					
Interest rate swaps − Company (1)	$ 626	$ —	$ 626	$ (683)	$ (57)
Interest rate swaps − dealer bank (1)	5,606	—	5,606	(177)	5,429
Interest rate swaps − customer (2)	2,576	—	2,576		2,576
To-be-announced mortgage backed securities	35	—	35	—	35
Total	$ 8,843	$ —	$ 8,843	$ (860)	$ 7,983
Derivative liabilities:					
Interest rate swaps − Company (1)	$ 21	$ —	$ 21	$ 59	$ (38)
Interest rate swaps − dealer bank (1)	2,863	—	2,863	3,841	(978)
Interest rate swaps − customer (2)	5,716	$ —	5,716	—	5,716
To-be-announced mortgage backed securities	—	—	—	—	—
Total	$ 8,600	$ —	$ 8,600	$ 3,900	$ 4,700

(1) The Company maintains a master netting agreement with each counterparty and settles collateral on a net basis for all interest rate swaps with counterparty banks.
(2) The Company manages its net exposure on its customer loan swaps by obtaining collateral as part of the normal loan policy and underwriting practices. The Company does not post collateral to its customers as part of its contract.

NOTE 26 Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of common equity tier 1, tier 1, and total capital (as defined in the regulations) to risk weighted assets (as defined) and of tier 1 capital (as defined) to average assets (as defined). Management believes at December 31, 2025 and 2024, each of the Company and the Bank met all of the capital adequacy requirements to which it is subject.

As of December 31, 2025, the most recent notification from the FDIC, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believe have changed in the Bank's category.

Actual capital amounts and ratios for the Company (consolidated) and the Bank at December 31, 2025 and 2024 are presented in the following table:

| | December 31, 2025 | | | | | |
| | Actual | | Minimum Required for Capital Adequacy Purposes | | Minimum to be Well Capitalized Under Prompt Corrective Action (1) | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk weighted assets						
Consolidated (1)	$ 452,125	10.28%	$ 198,002	4.50%	N/A	N/A
Bank	448,675	10.41%	194,009	4.50%	280,235	6.50%
Tier 1 capital to risk weighted assets						
Consolidated (1)	461,307	10.48%	264,002	6.00%	N/A	N/A
Bank	448,675	10.41%	258,679	6.00%	344,905	8.00%
Total capital to risk weighted assets						
Consolidated (1)	566,443	12.87%	352,003	8.00%	N/A	N/A
Bank	502,714	11.66%	344,905	8.00%	431,131	10.00%
Tier 1 capital to average assets						
Consolidated (1)	461,307	8.86%	208,235	4.00%	N/A	N/A
Bank	448,675	8.62%	208,160	4.00%	260,200	5.00%

(1) "Minimum to be Well Capitalized Under Prompt Corrective Action" is not formally defined under applicable banking regulations for bank holding companies.

| | December 31, 2024 | | | | | |
| | Actual | | Minimum Required for Capital Adequacy Purposes | | Minimum to be Well Capitalized Under Prompt Corrective Action (1) | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital to risk weighted assets						
Consolidated (1)	$ 443,833	9.91%	$ 201,441	4.50%	N/A	N/A
Bank	449,497	10.18%	198,743	4.50%	287,074	6.50%
Tier 1 capital to risk weighted assets						
Consolidated (1)	452,903	10.12%	268,588	6.00%	N/A	N/A
Bank	449,497	10.18%	264,991	6.00%	353,322	8.00%
Total capital to risk weighted assets						
Consolidated (1)	559,002	12.49%	358,118	8.00%	N/A	N/A
Bank	504,857	11.43%	353,322	8.00%	441,652	10.00%
Tier 1 capital to average assets						
Consolidated (1)	452,903	8.65%	209,532	4.00%	N/A	N/A
Bank	449,497	8.69%	206,832	4.00%	258,540	5.00%

(1) "Minimum to be Well Capitalized Under Prompt Corrective Action" is not formally defined under applicable banking regulations for bank holding companies.

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount.

In addition, the Company must adhere to various U.S. Department of Housing and Urban Development ("HUD") regulatory guidelines including required minimum capital and liquidity to maintain their Federal Housing Administration approval status. Failure to comply with the HUD guidelines could result in withdrawal of this certification. As of December 31, 2025 and 2024, the Company was in compliance with HUD guidelines.

NOTE 27 Other Comprehensive Income (Loss)

The following tables present a reconciliation of the changes in the components of OCI for the periods indicated, including the amount of tax (expense) benefit allocated to each component:

					Year ended December 31,						
	2025			**2024**			**2023**				
(dollars in thousands)	**Pre-Tax Amount**	**Tax (Expense) Benefit**	**After-Tax Amount**	**Pre-Tax Amount**	**Tax (Expense) Benefit**	**After-Tax Amount**	**Pre-Tax Amount**	**Tax (Expense) Benefit**	**After-Tax Amount**		
Debt Securities:											
Change in fair value	$ 27,459	$ (6,892)	$ 20,567	$ (485)	$ 122	$ (363)	$ 9,582	$ (2,405)	$ 7,177		
Less: reclassification adjustment from amortization of securities transferred from AFS to HTM [1]	165	(42)	123	271	(68)	203	328	(82)	246		
Less: reclassification adjustment for net realized losses [2]	(68,403)	17,169	(51,234)	—	—	—	(24,643)	6,185	(18,458)		
Net change	95,697	(24,019)	71,678	(756)	190	(566)	33,897	(8,508)	25,389		
Cash Flow Hedges:											
Change in fair value	(497)	125	(372)	1,474	(370)	1,104	176	(59)	117		
Less: reclassified AOCI gain (loss) into interest expense [3]	(22)	6	(16)	721	(181)	540	473	(119)	354		
Net change	(475)	119	(356)	753	(189)	564	(297)	60	(237)		
Other Derivatives:											
Change in fair value	(149)	37	(112)	389	(98)	291	(241)	75	(166)		
Less: reclassified AOCI gain (loss) into interest expense [4]	—	—	—	—	—	—	—	—	—		
Net change	(149)	37	(112)	389	(98)	291	(241)	75	(166)		
Other comprehensive income (loss)	$ 95,073	$ (23,863)	$ 71,210	$ 386	$ (97)	$ 289	$ 33,359	$ (8,373)	$ 24,986		

[1] Reclassified into taxable and/or exempt from federal income taxes interest income on investment securities on the consolidated statements of income. Refer to Note 5 (Investment Securities) for further details.
[2] Reclassified into net gains (losses) on investment securities in the consolidated statements of income. Refer to Note 5 (Investment Securities) for further details.
[3] Reclassified into interest expense on short-term borrowings on the consolidated statements of income. Refer to Note 25 (Derivative Instruments) for further details.
[4] Reclassified into interest income on loans, including fees and/or interest income on taxable investment securities on the consolidated statements of income. Refer to Note 25 (Derivative Instruments) for further details.

The following table presents the changes in each component of AOCI for the periods indicated:

(dollars in thousands)	**Net Unrealized Gains (Losses) on Debt Securities** [1]	**Net Unrealized Gains (Losses) on Cash Flow Hedges** [1]	**Net Unrealized Gains (Losses) on Other Derivatives** [1]	**AOCI** [1]
Balance at December 31, 2022	$ (98,547)	$ —	$ (94)	$ (98,641)
Other comprehensive income (loss) before reclassifications	7,177	117	(166)	7,128
Less: Amounts reclassified from AOCI	(18,212)	354	—	(17,858)
Other comprehensive income (loss)	25,389	(237)	(166)	24,986
Balance at December 31, 2023	(73,158)	(237)	(260)	(73,655)
Other comprehensive income (loss) before reclassifications	(363)	1,104	291	1,032
Less: Amounts reclassified from AOCI	203	540	—	743
Other comprehensive income (loss)	(566)	564	291	289
Balance at December 31, 2024	(73,724)	327	31	(73,366)
Other comprehensive income (loss) before reclassifications	20,567	(372)	(112)	20,083
Less: Amounts reclassified from AOCI	123	(16)	—	107
Less: reclassification adjustment for net realized losses	(51,234)	—	—	(51,234)
Other comprehensive income (loss)	71,678	(356)	(112)	71,210
Balance at December 31, 2025	$ (2,046)	$ (29)	$ (81)	$ (2,156)

[1] All amounts net of tax.

NOTE 28 Stock Repurchase Program

On February 18, 2021, the Board approved the Old Stock Repurchase Program, which authorized the Company to repurchase up to 770,000 shares of its common stock subject to certain limitations and conditions. The Old Stock Repurchase Program was terminated on/expired on February 18, 2024.

On December 12, 2023, the Board approved the Stock Repurchase Program, which authorizes the Company to repurchase up to 1,000,000 shares of its common stock subject to certain limitations and conditions. The Stock Repurchase Program became effective February 18, 2024, and will expire on February 18, 2027. On February 18, 2024, the Stock Repurchase Program replaced and superseded the Old Stock Repurchase Program.

The Stock Repurchase Program does not obligate the Company to repurchase any shares of its common stock and there is no assurance that the Company will do so. For the years ended December 31, 2025 and 2024, the Company did not repurchase any shares under either stock repurchase program. The Company also repurchases shares to pay withholding taxes on the vesting of restricted stock awards and units.

NOTE 29 Fair Value of Assets and Liabilities

The Company categorizes its assets and liabilities measured at estimated fair value into a three level hierarchy based on the priority of the inputs to the valuation technique used to determine estimated fair value. The estimated fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the estimated fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the estimated fair value measurement. Assets and liabilities valued at estimated fair value are categorized based on the following inputs to the valuation techniques as follows:

Level 1—Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2—Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Estimated fair values for these instruments are estimated using pricing models, quoted prices of investment securities with similar characteristics, or discounted cash flows.

Level 3—Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to estimated fair value. Adjustments to estimated fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their estimated fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at estimated fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company adopted the policy to value certain financial instruments at estimated fair value. The Company has not elected to measure any existing financial instruments at estimated fair value; however, it may elect to measure newly acquired financial instruments at estimated fair value in the future.

Recurring Basis

The Company uses estimated fair value measurements to record estimated fair value adjustments to certain assets and liabilities and to determine estimated fair value disclosures. For additional information on how the Company measures estimated fair value refer to Note 1 (Significant Accounting Policies).

The following tables present the balances of the assets and liabilities measured at estimated fair value on a recurring basis at December 31, 2025 and 2024:

| (dollars in thousands) | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Trading	$ 1,758	$ —	$ —	$ 1,758
Available-for-sale				
U.S. treasury and government agencies	—	405	—	405
Mortgage backed securities				
Residential agency	—	476,746	—	476,746
Commercial	—	—	—	—
Asset backed securities	—	15	—	15
Corporate bonds	—	36,929	—	36,929
Total available-for-sale investment securities	$ —	$ 514,095	$ —	$ 514,095
Servicing rights [1]	$ —	$ —	$ 6,383	$ 6,383
Other assets				
Derivatives	$ —	$ 10,958	$ —	$ 10,958
Other liabilities				
Derivatives	$ —	$ 10,682	$ —	$ 10,682

[1] See Note 9 Loan Servicing for more information on mortgage servicing rights (MSR).

| (dollars in thousands) | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Trading	$ 3,309	$ —	$ —	$ 3,309
Available-for-sale				
U.S. treasury and government agencies	—	30,707	—	30,707
Mortgage backed securities				
Residential agency	—	503,706	—	503,706
Commercial	—	1,251	—	1,251
Asset backed securities	—	19	—	19
Corporate bonds	—	52,370	—	52,370
Total available-for-sale investment securities	$ —	$ 588,053	$ —	$ 588,053
Servicing rights [1]	$ —	$ —	$ 7,918	$ 7,918
Other assets				
Derivatives	$ —	$ 9,105	$ —	$ 9,105
Other liabilities				
Derivatives	$ —	$ 8,600	$ —	$ 8,600

[1] See Note 9 Loan Servicing for more information on mortgage servicing rights (MSR).

The following is a description of the valuation methodologies used for instruments measured at estimated fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment Securities, Trading for Deferred Compensation

The fair value of trading securities for deferred compensation is reported using market quoted prices, as such securities and underlying securities are actively traded and no valuation adjustments have been applied and therefore are classified as Level 1.

Investment Securities, Available-for-sale

Generally, debt securities are valued using pricing for similar securities, recently executed transactions, and other pricing models utilizing observable inputs and therefore are classified as Level 2.

Derivatives

All of the Company's derivatives are traded in over the counter markets where quoted market prices are not readily available. For these derivatives, estimated fair value is measured using internally developed models that use primarily market observable inputs, such as yield curves and option volatilities, and accordingly, classify as Level 2. Examples of Level 2 derivatives are basic interest rate swaps and forward contracts.

Servicing Rights

Servicing rights are measured based on valuation techniques using Level 3 inputs. The Company uses a discounted cash flow model that incorporates assumptions market participants would use in estimating the fair value of servicing rights, including, but not limited to, conditional prepayment rate utilizing the Public Securities Association (PSA) convention, servicing fee rate, ancillary fees, and cost to service.

Nonrecurring Basis

Certain assets are measured at estimated fair value on a nonrecurring basis. These assets are not measured at estimated fair value on an ongoing basis; however, they are subject to estimated fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of previously recognized impairment.

The estimated fair value of certain assets on a nonrecurring basis for the years ended December 31, 2025 and 2024 consisted of the following:

(dollars in thousands)	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Collateral dependent loans	—	—	33,484	33,484
Foreclosed assets	—	—	308	308

(dollars in thousands)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Collateral dependent loans	$ —	$ —	$ 34,088	$ 34,088

Loans Held for Sale

Loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically, these quotes include a premium on the sale and thus these quotes indicate estimated fair value of the held for sale loans is greater than cost.

Impairment losses for loans held for sale that are carried at the lower of cost or estimated fair value represent additional net write-downs during the period to record these loans at the lower of cost or estimated fair value subsequent to their initial classification as loans held for sale.

Collateral Dependent Loans

The estimated fair value of collateral dependent loans is based on fair value, less estimated cost to sell. Collateral dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers appraisal analysis as the starting point for determining fair value, and then considers other factors and events in the environment that *may* affect fair value. Values of the collateral underlying collateral dependent loans are obtained when the loan is determined to be collateral dependent, and subsequently as deemed necessary by management. Values are reviewed for accuracy and consistency by management. The ultimate collateral values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral.

Foreclosed Assets

Assets acquired through loan foreclosure are included in other assets and are initially recorded at estimated fair value less estimated selling costs. The estimated fair value of foreclosed assets is evaluated regularly and any decreases in value along with holding costs, such as taxes, insurane and utilities, are reported in noninterest expense.

The valuation techniques and significant unobservable inputs used to measure Level 3 estimated fair value as of December 31, 2025 and 2024, respectively, were as follows:

(dollars in thousands)			December 31, 2025		
Asset Type	Valuation Technique	Unobservable Input	Fair Value	Range	Weighted Average
Collateral dependent loans	Appraisal value	Property specific adjustment	33,484	10 - 35%	30.7%
Foreclosed assets	Appraisal value	Property specific adjustment	308	10.0%	10.0%
Servicing rights	Discounted cash flows	Prepayment speed assumptions	6,383	130 - 730	239
		Discount rate		10.0%	10.0%

(dollars in thousands)			December 31, 2024		
Asset Type	Valuation Technique	Unobservable Input	Fair Value	Range	Weighted Average
Collateral dependent loans	Appraisal value	Property specific adjustment	$ 34,088	10 - 35%	28.9%
Servicing rights	Discounted cash flows	Prepayment speed assumptions	7,918	103 - 495	165
		Discount rate		10.5%	10.5%

Disclosure of estimated fair value information about financial instruments, for which it is practicable to estimate that value, is required whether or not recognized in the consolidated balance sheets. In cases in which quoted market prices are not available, estimated fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived estimated fair value estimates cannot be substantiated by comparison to independent markets and, in many cases could not be realized in immediate settlement of the instruments. Certain financial instruments, with an estimated fair value that is not practicable to estimate and all non-financial instruments, are excluded from the disclosure requirements. Accordingly, the aggregate estimated fair value amounts presented do not necessarily represent the underlying value of the Company.

The following disclosures represent financial instruments in which the ending balances, as of December 31, 2025 and 2024, were not carried at estimated fair value in their entirety on the consolidated balance sheets.

Cash and Due from Banks and Accrued Interest

The carrying amounts reported in the consolidated balance sheets approximate those assets and liabilities estimated fair values.

Investment Securities, Held-to-Maturity

The fair values of debt securities held-to-maturity are based on quoted market prices for the same or similar securities, recently executed transactions and pricing models.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, estimated fair values are based on carrying values. The estimated fair values of other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Bank-Owned Life Insurance

Bank-owned life insurance is carried at the amount due upon surrender of the policy, which is also the estimated fair value. This amount was provided by the insurance companies based on the terms of the underlying insurance contract.

Deposits

The estimated fair values of demand deposits are, by definition, equal to the amount payable on demand at the consolidated balance sheet date. The estimated fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies current incremental interest rates being offered on certificates of deposit to a schedule of aggregated expected monthly maturities of the outstanding certificates of deposit.

Short-Term Borrowings and Long-Term Debt

For variable-rate borrowings that reprice frequently, estimated fair values are based on carrying values. The estimated fair values of fixed-rate borrowings are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance Sheet Credit-Related Commitments

Off-balance sheet credit related commitments are generally of short-term nature. The contract amount of such commitments approximates their estimated fair value since the commitments are comprised primarily of unfunded loan commitments which are generally priced at market at the time of funding.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments at the dates indicated are as follows:

			December 31, 2025			
	Carrying		Estimated Fair Value			
(dollars in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and cash equivalents	$ 67,192	$ 67,192	$ —	$ —	$ 67,192
Investment securities held-to-maturity	254,448	—	228,009	—	228,009
Loans, net	3,986,107	—	—	3,956,517	3,956,517
Accrued interest receivable	21,742	21,742	—	—	21,742
Bank-owned life insurance	39,307	—	39,307	—	39,307
Servicing rights	6,383	—	—	6,383	6,383
Financial Liabilities					
Noninterest-bearing deposits	$ 807,896	$ —	$ 807,896	$ —	$ 807,896
Interest-bearing deposits	2,807,565	—	2,807,565	—	2,807,565
Time deposits	576,542	—	580,473	—	580,473
Short-term borrowings	308,800	308,800	—	—	308,800
Long-term debt	59,182	—	59,911	—	59,911
Accrued interest payable	8,124	8,124	—	—	8,124

			December 31, 2024			
	Carrying		Estimated Fair Value			
(dollars in thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and cash equivalents	$ 61,239	$ 61,239	$ —	$ —	$ 61,239
Investment securities held-to-maturity	275,585	—	236,986	—	236,986
Loans, net	3,932,605	—	—	3,872,186	3,872,186
Accrued interest receivable	20,075	20,075	—	—	20,075
Bank-owned life insurance	36,033	—	36,033	—	36,033
Servicing rights	7,918	—	—	7,918	7,918
Financial Liabilities					
Noninterest-bearing deposits	$ 903,466	$ —	$ 903,466	$ —	$ 903,466
Interest-bearing deposits	2,767,979	—	2,767,979	—	2,767,979
Time deposits	706,965	—	696,976	—	696,976
Short-term borrowings	238,960	238,960	—	—	238,960
Long-term debt	59,069	—	59,078	—	59,078
Accrued interest payable	11,343	11,343	—	—	11,343

NOTE 30 Parent Company Only Financial Statements

The condensed financial statements of Alerus Financial Corporation (parent company only) are presented below. These statements should be read in conjunction with the Notes to the Consolidated Financial Statements

Alerus Financial Corporation

Parent Company Condensed Balance Sheets

(dollars in thousands)	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 49,213	$ 49,024
Trading investment securities	1,407	2,915
Investment in subsidiaries	561,793	501,385
Company-owned life insurance	4,073	1,830
Deferred income taxes, net	1,622	2,546
Other assets	18,947	13,913
Total assets	$ 637,055	$ 571,613
Liabilities and Stockholders' Equity		
Long-term debt	$ 59,182	$ 59,069
Accrued expenses and other liabilities	12,939	17,134
Total liabilities	72,121	76,203
Stockholders' equity	564,934	495,410
Total stockholders' equity	564,934	495,410
Total liabilities and stockholders' equity	$ 637,055	$ 571,613

Alerus Financial Corporation

Parent Company Condensed Statements of Income

(dollars in thousands)	Year ended December 31,					
		2025		2024		2023
Income						
Net dividends from subsidiaries	$	32,999	$	5,825	$	21,000
Other income		208		297		24
Total operating income		33,207		6,122		21,024
Expenses		6,788		16,471		6,043
Income before equity in undistributed income		26,419		(10,349)		14,981
Equity in undistributed income of subsidiaries		(10,801)		23,191		(4,826)
Income before income taxes		15,618		12,842		10,155
Income tax benefit		1,821		4,938		1,541
Net income	$	17,439	$	17,780	$	11,696

Alerus Financial Corporation

Parent Company Condensed Statements of Cash Flows

(dollars in thousands)	Year Ended December 31,					
		2025		2024		2023
Operating activities						
Net income	$	17,439	$	17,780	$	11,696
Adjustments to reconcile net income to net cash provided by operating activities						
Deferred income taxes		924		(1,789)		147
Equity in undistributed income of subsidiaries		10,801		(23,191)		4,826
Depreciation and amortization		113		113		113
Stock-based compensation cost		2,699		1,650		1,628
(Increase) decrease in company-owned life insurance		(32)		105		—
Net change in:						
Other assets		(5,188)		(4,123)		50
Accrued expenses and other liabilities		(4,459)		(591)		(10,164)
Net cash provided by operating activities		22,297		(10,046)		8,296
Investing activities						
Proceeds from sales of trading investment securities		6,233		9,020		—
Purchases of trading investment securities		(4,570)		(11,757)		—
Purchases of company-owned life insurance		(2,211)		(1,935)		—
Net cash (paid) for business combinations		—		8,610		—
Net cash provided by investing activities		(548)		3,938		—
Financing activities						
Cash dividends paid on common stock		(20,823)		(15,445)		(14,822)
Repurchase of common stock		(737)		(276)		(6,638)
Net cash provided by financing activities		(21,560)		(15,721)		(21,460)
Net change in cash and cash equivalents		189		(21,829)		(13,164)
Cash and cash equivalents at beginning of year		49,024		70,853		84,017
Cash and cash equivalents at end of year	$	49,213	$	49,024	$	70,853

NOTE 31 Subsequent Events

Subsequent events have been evaluated through March 3, 2026, which is the date these financial statements were issued.

116

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as that term is defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025, the end of the fiscal year covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and the Board regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting of the Company includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. This assessment was based on criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework in 2013. Based on this assessment, the Chief Executive Officer and the Chief Financial Officer assert that the Company maintained effective internal control over financial reporting as of December 31, 2025 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by RSM US LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. RSM US LLP's report on the Company's internal control over financial reporting appears below in this Item 9A.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Alerus Financial Corporation

Opinion on the Internal Control Over Financial Reporting

We have audited Alerus Financial Corporation's (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements and our report dated March 3, 2026 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Des Moines, Iowa
March 3, 2026

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10, as well as information relating to compliance with Section 16 of the Exchange Act, is set forth under the headings "Proposal 1 – Election of Directors," "Corporate Governance and the Board of Directors," "Security Ownership of Certain Beneficial Owners," "Delinquent Section 16(a) Reports" and "Compensation Discussion and Analysis" appearing in the Company's Proxy Statement for the 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, December 31, 2025, which is incorporated herein by reference.

Insider Trading Policy. The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of its securities by directors, officers and employees of the Company that is designed to promote compliance with insider trading laws, rules and regulations and any applicable Nasdaq listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 is set forth under the headings "Compensation Discussion and Analysis," "Corporate Governance and the Board of Directors – Compensation Committee Interlocks and Insider Participation," "Corporate Governance and the Board of Directors – Director Compensation," "CEO Pay Ratio," "Pay Versus Performance," "Compensation Committee Report," and "Executive Compensation" appearing in the Company's Proxy Statement for the 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, December 31, 2025, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plans

The following table discloses the number of outstanding options, warrants and rights granted to participants by the Company under its equity compensation plans, as well as the number of securities remaining available for future issuance under these plans as of December 31, 2025. The table provides this information separately for equity compensation plans that have and have not been approved by security holders. Additional information regarding stock incentive plans is presented in Note 17 (Share-Based Compensation Plan) to the Company's audited consolidated financial statements included in Item 8 of this Form 10-K.

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by stockholders	177,207(1)	$ —(2)	565,718(3)
Equity compensation plans not approved by stockholders	—	—	—
Total	177,207	$ —	565,718

(1) The securities set forth in column (a) above related to x outstanding restricted stock units under the 2019 Equity Incentive Plan.

(2) The weighted-average exercise price in column (b) above does not relate to outstanding restricted stock unit awards, which do not have an exercise price.

(3) The securities set forth in column (c) include stock options, stock appreciation rights, stock awards, and cash incentive awards that remain available for issuance under the 2019 Equity Incentive Plan.

Other information required by this Item 12 can be found under the caption "Security Ownership of Certain Beneficial Owners" in the Company's definitive Proxy Statement for the 2026 annual meeting of stockholders to be filed with the SEC within 120 days of the Company's fiscal year end, December 31, 2025, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 is set forth under the headings "Certain Relationships and Related Party Transactions," "Proposal 1 – Election of Directors," and "Corporate Governance and the Board of Directors" appearing in the Company's Proxy Statement for the 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, December 31, 2025, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 is set forth under the heading "Proposal 4 – Ratification of the Appointment of RSM US LLP as the Company's Independent Registered Public Accounting Firm" appearing in the Company's Proxy Statement for the 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, December 31, 2025, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements: The consolidated financial statements that appear in Item 8 of this Form 10-K are incorporated herein by reference.

Report of Independent Registered Accounting Firm (PCAOB ID 49)	65
Consolidated Balance Sheets	66
Consolidated Statements of Income	67
Consolidated Statements of Comprehensive Income	68
Consolidated Statements of Changes in Stockholders' Equity	69
Consolidated Statements of Cash Flows	70
Notes to Consolidated Financial Statements	72

2. Financial Statement Schedules: All schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and between Alerus Financial Corporation and MBP BHC, Inc., dated December 8, 2021 (incorporated herein by reference to Exhibit 2.1 on Form 8-K filed on December 8, 2021)
2.2	Agreement and Plan of Merger, by and between Alerus Financial Corporation and HMN Financial, Inc., dated May 14, 2024 (incorporated herein by reference to Exhibit 2.1 on Form 8-K filed on May 15, 2024)
3.1	Third Amended and Restated Certificate of Incorporation of Alerus Financial Corporation (incorporated herein by reference to Exhibit 3.1 on Form S-1 filed on August 16, 2019)
3.2	Amendment to Third Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 on Form 8-K filed on May 12, 2025)
3.3	Second Amended and Restated Bylaws of Alerus Financial Corporation (incorporated herein by reference to Exhibit 3.2 on Form S-1 filed on August 16, 2019)
4.1	Description of Capital Stock (incorporated herein by reference to Exhibit 4.1 on Form 10-K Filed on March 26, 2020)
4.2	Subordinated Note Due March 30, 2021 (incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on March 30, 2021)
10.1†	Executive Severance Agreement by and between Alerus Financial Corporation and Katie Lorenson, dated May 21, 2024 (incorporated herein by reference to Exhibit 10.4 on Form S-1 filed on May 28, 2024)
10.2†	Executive Severance Agreement by and between Alerus Financial Corporation and Karin Taylor, dated December 10, 2018 (incorporated herein by reference to Exhibit 10.6 on Form S-1 filed on August 16, 2019)
10.3†	Alerus Financial Corporation 2009 Stock Plan (incorporated herein by reference to Exhibit 10.7 on Form S-1 filed on August 16, 2019)

10.4†	Form of Restricted Stock Award Agreement under the Alerus Financial Corporation 2009 Stock Plan (incorporated herein by reference to Exhibit 10.8 on Form S-1 filed on August 16, 2019)
10.5†	Form of Performance-Based Restricted Stock Unit Agreement under the Alerus Financial Corporation 2009 Stock Plan (incorporated herein by reference to Exhibit 10.9 on Form S-1 filed on August 16, 2019)
10.6†	Alerus Financial Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.10 on Form S-1 filed on August 16, 2019)
10.7†	Alerus Financial Short Term Incentive Plan (incorporated herein by reference to Exhibit 10.7 on Form 10-K filed on March 8, 2024)
10.8†	Alerus Financial Corporation Deferred Compensation Plan for Directors (As Restated Effective January 1, 2005) (incorporated herein by reference to Exhibit 10.12 on Form S-1 filed on August 16, 2019)
10.9†	Alerus Financial Corporation Deferred Compensation Plan for Executives (As Restated Effective January 1, 2006) as subsequently amended (incorporated herein by reference to Exhibit 10.13 on Form S-1 filed on August 16, 2019)
10.10†	Alerus Financial Corporation Employee Stock Ownership Plan (incorporated herein by reference to Exhibit 10.14 on Form S-1 filed on August 16, 2019)
10.11†	Third Amendment of Alerus Financial Corporation Employee Stock Ownership Plan (incorporated herein by reference to Exhibit 10.14 on Form 10-K filed on March 26, 2020)
10.12†	Fourth Amendment of Alerus Financial Corporation Employee Stock Ownership Plan (incorporated herein by reference to Exhibit 10.12 on Form 10-K filed on March 8, 2024)
10.13†	Fifth Amendment of Alerus Financial Corporation Employee Stock Ownership Plan (incorporated herein by reference to Exhibit 10.13 on Form 10-K filed on March 8, 2024)
10.14†	Sixth Amendment of Alerus Financial Corporation Employee Stock Ownership Plan
10.15†	Seventh Amendment of Alerus Financial Corporation Employee Stock Ownership Plan
10.16†	Alerus Financial Corporation 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.15 on Form S-1 filed on August 16, 2019)
10.17†	First Amendment to the Alerus Financial Corporation 2019 Equity Incentive Plan Alerus Financial Corporation 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 on Form 8-K filed on May 28, 2024)
10.18†	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alerus Financial Corporation 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 on Form 8-K filed on February 25, 2020)
10.19†	Form of Restricted Stock Award Agreement under the Alerus Financial Corporation 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 on Form 10-K filed on March 26, 2020)
10.20†	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alerus Financial Corporation 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on February 25, 2020)
10.21	Subordinated Note Purchase Agreement by and between Alerus Financial Corporation and the Bank of North Dakota, dated March 30, 2021 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on March 30, 2021)
10.22†	Alerus Financial Corporation Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 on From 8-K filed on February 22, 2021)
10.23†	Form of Performance-Based Restricted Stock Unit Award Agreement for Senior Executive Officers (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on February 22, 2021)
10.24†	Form of Performance-Based Restricted Stock Unit Award Agreement for Non-Executive Senior Officers (incorporated herein by reference to Exhibit 10.3 on Form 8-K filed on February 22, 2021)
10.25†	Form of Time-Based Restricted Stock Unit Award Agreement for Senior Executive Officers (incorporated herein by reference to Exhibit 10.4 on Form 8-K filed on February 22, 2021)
10.26†	Form of Time-Based Restricted Stock Unit Award Agreement for Non-Executive Senior Officers (incorporated herein by reference to Exhibit 10.5 on Form 8-K filed on February 22, 2021)
10.27†	Employment Offer Letter between Alerus Financial Corporation and Alan Villalon, dated January 11, 2022 (incorporated herein by reference to Exhibit 10.24 on Form 10-K filed on March 11, 2022)

10.28†	Executive Severance Agreement by and between Alerus Financial Corporation and Alan Villalon, dated January 11, 2022 (incorporated herein by reference on Exhibit 10.25 on Form 10-K filed on March 11, 2022)
10.29†	Executive Severance Agreement by and between Alerus Financial Corporation and Jim Collins, dated June 1, 2022 (incorporated herein by reference to Exhibit 10.1 on Form 10-Q filed on August 4, 2022)
10.30†	Alerus Financial Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on December 14, 2023)
10.31†	Amendment to Alerus Financial Corporation Deferred Compensation Plan for Directors (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed December 14, 2023)
10.32	Amendment to Alerus Financial Corporation Deferred Compensation Plan for Executives (incorporated herein by reference to Exhibit 10.3 on Form 8-K filed December 14, 2023)
10.33†	Executive Severance Agreement by and between Alerus Financial Corporation and Forrest Wilson, dated February 26, 2024 (incorporated herein by reference to Exhibit 10.32 on Form 10-K filed on March 8, 2024)
10.34†	Alerus Financial Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on May 28, 2024)
10.35†	Form of Performance-Based Alerus Financial Corporation Long Term Incentive Plan Award Agreement (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on May 28, 2024)
10.36†	Form of Time-Based Alerus Financial Corporation Long Term Incentive Plan Award Agreement
10.37†	Voting and Support Agreement, by and among Alerus Financial Corporation and the directors and officers of HMN Financial, Inc. identified therein, dated May 14, 2024 (incorporated by reference to Exhibit 10.1 on Form 8-K filed on May 15, 2024)
10.38†	Executive Severance Agreement by and between Alerus Financial Corporation and Katie Lorenson, dated August 28, 2025 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on August 28, 2025)
19.1	Insider Trading Policy of Alerus Financial Corporation
21.1	Subsidiaries of Alerus Financial Corporation
23.1	Consent of RSM US LLP
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002
97.1	Alerus Financial Corporation Clawback Policy
101.1 INS	Inline XBRL Instance Document
101.1 SCH	Inline XBRL Taxonomy Extension Schema
101.1 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.1 DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.1 LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.1 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101).

† Indicates a management contract or compensatory plan or arrangement.

ITEM 16. – FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned thereunto duly authorized.

ALERUS FINANCIAL CORPORATION

Date: March 3, 2026

By: /s/ Katie A. Lorenson
Name: Katie A. Lorenson
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Katie A. Lorenson Katie A. Lorenson	Director, President and Chief Executive Officer (Principal Executive Officer)	March 3, 2026
/s/ Alan A. Villalon Alan A. Villalon	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 3, 2026
/s/ Kari A. Koob Kari A. Koob	SVP, Controller (Principal Accounting Officer)	March 3, 2026
/s/ Daniel E. Coughlin Daniel E. Coughlin	Director	March 3, 2026
/s/ Randy L. Newman Randy L. Newman	Director	March 3, 2026
/s/ Galen G. Vetter Galen G. Vetter	Director	March 3, 2026
/s/ Mary E. Zimmer Mary E. Zimmer	Director	March 3, 2026
/s/ Janet O. Estep Janet O. Estep	Director	March 3, 2026
/s/ Nikki L. Sorum Nikki L. Sorum	Director	March 3, 2026
/s/ John Uribe John Uribe	Director	March 3, 2026
/s/ Jeffrey Bolton Jeffrey Bolton	Director	March 3, 2026

Exhibit 4.1

**DESCRIPTION OF THE COMPANY'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934**

*The following description of the material terms of the common stock of Alerus Financial Corporation (the "**Company**," which is also referred to herein as "we," "our" or "us") is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company's common stock in all respects and is subject to and qualified in its entirety by reference to the Company's Third Amended and Restated Certificate of Incorporation, as amended ("**Certificate of Incorporation**") and the Company's Second Amended and Restated Bylaws ("**Bylaws**"), each of which are filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as the General Corporation Law of the State of Delaware (the "**DGCL**"), and any other documents referenced in the summary and from which the summary is derived. We urge you to read these documents for a more complete understanding of stockholder rights.*

General

Our Certificate of Incorporation authorizes the issuance of up to 60,000,000 shares of common stock, par value $1.00 per share, and up to 2,000,000 shares of preferred stock, par value $1.00 per share. The Company's common stock is listed on the Nasdaq Capital Market under the symbol "ALRS."

Common Stock

Governing Documents. Holders of shares of our common stock have the rights set forth in our Certificate of Incorporation, our Bylaws and the DGCL.

Dividends and Distributions. The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under the DGCL and any preferential rights of holders of any then outstanding shares of preferred stock.

Ranking. Our common stock ranks junior to all other securities and indebtedness of the Company with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

No Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.

No Preemptive Rights. Holders of our common stock do not have any preemptive rights.

Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the stockholders. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of stockholders at which a quorum is present.

No Redemption. We have no obligation or right to redeem our common stock.

Preferred Stock

Subject to limitations under the DGCL, our board of directors is authorized to issue, from time to time and without stockholder approval, up to an aggregate of 2,000,000 shares of preferred stock par value $1.00 per share, in one or more series and to fix the designations, powers, preferences, and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. The issuance of preferred stock with voting and conversion rights could adversely affect the voting power of the holders of shares of our common stock.

Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation, Bylaws and Applicable Law

Applicable law and certain provisions of our Certificate of Incorporation and Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us, even if such acquisition would be viewed by our stockholders to be in their best interests. We believe that these provisions are beneficial because they encourage negotiation with our board of directors, which could result in improved terms of any unsolicited proposal.

Delaware Law. The Company is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least $66\frac{2}{3}$% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Federal Banking Law. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The Bank Holding Company Act of 1956, as amended, or BHCA, requires any "bank holding company" to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

Approval of a Change in Control. Our Certificate of Incorporation includes a provision that makes it more difficult to complete a merger, sale or transfer of control of our Company. Article V, Section 6 requires the affirmative vote of the holders of at least 75% of the voting stock of the Company to approve such a transaction if more than 25% of the board of directors recommends against voting to approve the transaction.

Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by our Chairman, our Chief Executive Officer, our President, our Secretary or at the request of a majority of our board of directors or by holders of shares entitled to cast not less than 25% of the votes at the meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws contain an advance notice provision regarding director nominations and other stockholder proposals. Generally, to be timely, notice of director nominations and other stockholder proposals must be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by our Bylaws.

Issuance of Blank Check Preferred Stock. The board of directors is authorized to issue, without further action by our stockholders, up to 2,000,000 shares of preferred stock with rights and preferences designated from time to time by the board of directors as described above under "Description of Capital Stock—Preferred Stock." The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Sole and Exclusive Forum

Our Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or its stockholders, (iii) any action asserting a claim pursuant to the DGCL, our Certificate of Incorporation or our Bylaws or (iv) or any action asserting a claim governed by the internal affairs doctrine. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such a provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our stockholders approved this provision at our annual stockholders' meeting held on May 13, 2014. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Certificate of Incorporation. This choice of forum provision, if enforced, may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our Bylaws to be inapplicable or unenforceable.

Exhibit 10.14

SIXTH AMENDMENT OF
ALERUS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(As Amended and Restated Effective January 1, 2013)

THIS INSTRUMENT, amending the Alerus Financial Corporation Employee Stock Ownership Plan ("Plan"), is adopted by Alerus Financial Corporation, a Delaware corporation, ("Company") and shall be effective as of the dates specified herein.

RECITALS

WHEREAS, the Company sponsors and maintains the Plan, a tax-qualified defined contribution retirement plan for the benefit of eligible employees of the Company and eligible employees of Participating Employers, that is currently embodied in a restated document dated January 1, 2013, as amended; and

WHEREAS, pursuant to Section 13.1 of the Plan, the Company may amend the Plan at any time, subject to the conditions set forth in such section; and

WHEREAS, the Company desires to further amend the Plan;

NOW, THEREFORE, the Plan is hereby amended as follows effective July 1, 2024, except as otherwise indicated:

1. Sections 12.1, 12.2 and 12.3 of the Plan are amended to read as follows:

      Sec. 12.1   <u>Administration by ESOP Committee</u>.

    (a)   <u>Generally</u>. The Plan Committee for the Alerus Financial Corporation Employee Stock Ownership Plan (the "ESOP Committee") is the "administrator" of the Plan for purposes of ERISA, with all authority and full discretion to control and manage the operation and administration of the Plan and make all decisions and determinations incident thereto. The ESOP Committee is also the Named Fiduciary for purposes of ERISA, as provided in Sec. 2.17. If the ESOP Committee does not have current members for any reason (including termination or removal without replacements being appointed), the Company may act as administrator and named fiduciary in any manner consistent with its corporate authority.

    (b)   <u>Employee Benefits Department; Third-Party Service Providers</u>. The Human Resource and/or Employee Benefits Departments of the Company have the authority to act on behalf of the ESOP Committee with respect to non-discretionary day-to-day administrative matters and such discretionary matters as may be assigned by the ESOP Committee (including initial claims review if so provided in the claims procedures). The ESOP Committee also may from time to time contract with or appoint a recordkeeper or other third-party service provider for the Plan to have such authority and responsibility as may be assigned by the ESOP Committee.

Sec. 12.2   ESOP Committee.

(a)   Membership. The ESOP Committee will be comprised of at least five officers or employees of the Company or an affiliate thereof who are appointed by the Company's Bank Board ("Bank Board"). A committee member may be removed by the Bank Board at any time and for any reason, and may resign by giving written notice of such resignation to the chairperson of the ESOP Committee at least 10 days before the resignation is to take effect. A committee member who is an Employee will automatically cease to be a committee member upon his/her Termination of Employment. While there is a vacancy in the membership of the ESOP Committee, the remaining members of the ESOP Committee will have the powers, duties and responsibilities of the full ESOP Committee until the vacancy is filled by the Bank Board.

(b)   Charter. The ESOP Committee will have such duties and responsibilities, and will act in such manner, as may be specified from time to time in any charter for the ESOP Committee adopted by the Company, which (if adopted) is incorporated herein by reference. In the absence of a charter, the ESOP Committee will act by majority action with respect to matters consistent with the general responsibilities assigned to the committee in Sec. 12.1.

(c)   Allocations of Responsibility. The ESOP Committee has the authority to allocate from time to time, in writing, all or any part of its responsibilities under the Plan to one or more of its members as it may deem advisable, and in the same manner to revoke such allocations of responsibilities, to the extent not inconsistent with its charter. Any action of the member to whom responsibilities are allocated in the exercise of such allocated responsibilities will have the same force and effect for all purposes hereunder as if the allocating authority had taken such action.

(d)   Delegations of Responsibility. The ESOP Committee has the authority to delegate from time to time, in writing, all or any part of their responsibilities under the Plan to such person or persons as they may deem advisable (and may authorize such person, upon receiving the written consent of the delegating authority, to delegate such responsibilities to such other person or persons as the delegating authority may authorize), and in the same manner to revoke any such delegation of responsibility. Any action of the delegate in the exercise of the delegated responsibilities will have the same force and effect for all purposes as if the delegating authority had taken such action.

Sec. 12.3   Exercise of Authority. The Company, the ESOP Committee, and any person who has authority with respect to the management, administration or investment of the Plan may exercise that authority in his/her/its full discretion, subject only to the duties imposed under ERISA. This discretionary authority includes, but is not limited to, the authority to make any and all factual determinations and interpret all terms and provisions of the documents governing the Plan and relevant to the issue under consideration. This discretion also includes the authority to make any rules, regulations or computations that the ESOP Committee deems necessary to administer the Plan. The exercise of authority will be binding upon all persons; and it is intended that the exercise of authority be given deference in all courts of law to the greatest extent allowed under law, and that it not be overturned or set aside by any court of law unless found to be arbitrary and capricious.

2.   Except as modified by this Sixth Amendment, the Plan shall be and remain in full force and effect.

      IN WITNESS WHEREOF, Alerus Financial Corporation has caused this Sixth Amendment to be executed by its officer, who has been duly authorized by the Board of Directors, effective as of the dates specified herein.

ALERUS FINANCIAL CORPORATION

By: /s/ Missy Keney

Its: Executive Vice President and Chief Engagement Officer

Date: October 25, 2024

3

Exhibit 10.15

SEVENTH AMENDMENT OF
ALERUS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(As Amended and Restated Effective January 1, 2013)

THIS INSTRUMENT, amending the Alerus Financial Corporation Employee Stock Ownership Plan ("Plan"), is adopted by Alerus Financial Corporation, a Delaware corporation, ("Company") and shall be effective as of the date specified herein.

RECITALS

WHEREAS, the Company sponsors and maintains the Plan, a tax-qualified defined contribution retirement plan for the benefit of eligible employees of the Company and eligible employees of Participating Employers, that is currently embodied in a restated document dated January 1, 2013, as amended; and

WHEREAS, pursuant to Section 13.1 of the Plan, the Company may amend the Plan at any time, subject to the conditions set forth in such section; and

WHEREAS, the Company desires to further amend the Plan;

NOW, THEREFORE, the Plan is hereby amended as follows effective January 1, 2025:

1. Section 4.2(a)(3) of the Plan is amended to read as follows:

    (3)   The employee has attained age 18 prior to the Entry Date.

2. Except as modified by this Seventh Amendment, the Plan shall be and remain in full force and effect.

IN WITNESS WHEREOF, Alerus Financial Corporation has caused this Seventh Amendment to be executed by its officer, who has been duly authorized by the Board of Directors, effective as of the dates specified herein.

ALERUS FINANCIAL CORPORATION

By: /s/ Missy Keney

Its: Executive Vice President and Chief Engagement Officer

Date: December 10, 2024

Exhibit 10.36

Senior Executive Officers

ALERUS FINANCIAL CORPORATION
2019 EQUITY INCENTIVE PLAN

TIME-BASED RESTRICTED STOCK UNIT AWARD AGREEMENT

The Participant specified below is hereby granted a restricted stock unit award (the "**Award**") by **Alerus Financial Corporation**, a Delaware corporation (the "**Company**"), under the **Alerus Financial Corporation 2019 Equity Incentive Plan** (the "**Plan**"). The Award shall be subject to the terms of the Plan and the terms set forth in this Time-Based Restricted Stock Unit Award Agreement ("**Award Agreement**").

Section 1. **Award.** The Company hereby grants to the Participant the Award of restricted stock units (each such unit, an "**RSU**"), where each RSU represents the right of the Participant to receive one Share in the future, subject to the terms of this Award Agreement and the Plan.

Section 2. **Terms of Restricted Stock Unit Award.** The following words and phrases relating to the Award shall have the following meanings:

(a) The "**Participant**" is _____.

(b) The "**Grant Date**" is **February 27, 2024.**

(c) The number of "**RSUs**" is _____.

Except for words and phrases otherwise defined in this Award Agreement, any capitalized word or phrase in this Award Agreement shall have the meaning ascribed to it in the Plan.

Section 3. **Restricted Period.**

(a) The "**Restricted Period**" for each installment of RSUs set forth in the table immediately below (each, an "**Installment**") shall begin on the Grant Date and end as described in the schedule set forth in the table immediately below, subject to the provisions of **Section 3(b)**, **Section 3(c)**, and **Section 3(d)**:

INSTALLMENT	RESTRICTED PERIOD WILL END ON:
100% of RSUs	February 27, 2027

(b) *Termination of Service*. Except as otherwise provided in **Section 3(c)** or **Section 3(d)**, if the Participant's Termination of Service occurs prior to the expiration of the Restricted Period for an Installment, the Participant shall forfeit all right, title and interest in and to the RSUs subject to such Installment as of such Termination of Service.

(c) *Disability, Death, and Retirement.* Upon the Participant's Termination of Service due to the Participant's Disability, Retirement, or death, the Restricted Period for all the RSUs shall cease immediately and such RSUs shall become fully vested immediately; *provided, however,* if a Participant's Termination of Service due to Retirement occurs during the first six (6) months following the Grant Date, no part of the RSUs shall vest in accordance with this **Section 3(c)**.

For the purposes of this **Section 3(c)**, "**Retirement**" means the Participant's voluntary Termination of Service following the Participant's attainment of: (i) age sixty (60), *provided* that the Participant has been employed with the Company for at least five (5) years prior to such Termination of Service; or (ii) age sixty-two (62). "**Disability**" (1) has the meaning provided in the then-effective employment agreement, if any, between the Participant and the Company, or, in absence thereof, (2) means a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of the Participant's position of employment or any substantially similar position of employment.

(d)   *Change in Control.* Upon a Change in Control, the Award shall be treated in accordance with Section 4.1 of the Plan; *provided, however*, that for the purposes of such Section 4.1, "**Cause**" (1) has the meaning provided in the then-effective employment agreement, if any, between the Participant and the Company, or, in absence thereof, (2) means (A) the Participant's commission of any act constituting a felony or the Participant's conviction or guilty or no contest plea to any criminal misdemeanor involving fraud, misrepresentation, or theft; (B) gross misconduct or any act of fraud, disloyalty, or dishonesty by the Participant related to or in connection with the Participant's employment with the Company, or otherwise likely to cause material harm to the Company or its reputation; (C) a material violation by the Participant of the Company's policies or codes of conduct; or (D) the willful or material breach by the Participant of any agreement between the Participant and the Company; *and provided, further*, that "**Good Reason**" (1) has the meaning provided in the then-effective employment agreement, if any, between the Participant and the Company, or, in absence thereof, (2) means any of the following conditions arising without the consent of the Participant, *provided* that the Participant has notified the Company in writing of the existence of such condition within ninety (90) days of its first occurrence, and the Company has failed to remedy such condition within thirty (30) days of such notice: (A) a material diminution in the Participant's base salary, authority, duties, or responsibilities; (B) relocation of the Participant's principal office more than fifty (50) miles from its location as of the Grant Date; or (C) any other action or inaction that constitutes a material breach by the Company or any terms or conditions of any agreement between the Participant and the Company, which breach has not been caused by the Participant.

Section 4.   **Settlement of RSUs.** Delivery of Shares or other amounts under this Award Agreement and the Plan shall be subject to the following:

(a)   *Delivery of Shares*. The Company shall deliver to the Participant one Share free and clear of any restrictions in settlement of each of the vested and unrestricted RSUs within thirty (30) days of the expiration of the Restricted Period.

(b)   *Compliance with Applicable Laws.* Notwithstanding any other term of this Award Agreement or the Plan, the Company shall have no obligation to deliver any Shares or make any other distribution of benefits under this Award Agreement or the Plan unless such delivery or distribution complies with all applicable laws and the applicable rules of any securities exchange or similar entity.

(c)   *Certificates Not Required.* To the extent that this Award Agreement and the Plan provide for the issuance of Shares, such issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any securities exchange or similar entity.

Section 5.   **Withholding.** All deliveries of Shares pursuant to the Award shall be subject to withholding of all applicable taxes. The Company shall have the right to require the Participant (or if applicable, permitted assigns, heirs and Designated Beneficiaries) to remit to the Company an amount sufficient to satisfy any tax requirements prior to the delivery date of any Shares in connection with the Award. Except as otherwise provided by the Committee, such withholding obligations may be satisfied (a) through cash payment by the Participant, (b) through the surrender of Shares that the Participant already owns or (c) through the surrender of Shares to which the Participant is otherwise entitled under the Plan; *provided*, *however*, that except as otherwise specifically provided by the Committee, such Shares under clause (c) may not be used to satisfy more than the maximum individual statutory tax rate for each applicable tax jurisdiction, or such lesser amount as may be established by the Company. In the instance the withholding obligation is satisfied through the surrender of Shares, the Company will not deliver fractional Shares, and it will pay, in lieu thereof, the Fair Market Value of such fractional Shares.

Section 6.   **Dividend Equivalents.** The Participant shall be entitled to receive a payment in cash upon the conclusion of the Performance Period in an amount equal in value to any dividends and distributions paid with respect to the RSUs (other than dividends and distributions that may be issued with respect to Shares by virtue of any corporate transaction, to the extent adjustment is made pursuant to Section 3.4 of the Plan) during the Performance Period ("**Dividend Equivalents**"); *provided*, *however*, that no Dividend Equivalents shall be payable to or for the benefit of the Participant with respect to record dates for such dividends or distributions occurring before the Grant Date or on or after the date, if any, on which the Participant has forfeited the RSUs. Dividend Equivalents shall be credited at the time the respective dividends or distributions are paid and shall be accumulated, without interest, and shall be subject to the same restrictions applicable to the underlying RSUs.

Section 7.   **Restrictive Covenants**.

(a)   *Confidential Information*. Except as permitted by the Company, the Participant shall not at any time divulge, furnish or make accessible to anyone or use in any way other than in the ordinary course of the business of the Company or its affiliates, any confidential, proprietary, or secret knowledge or information of the Company or its affiliates that the Participant has acquired or will acquire about the Company or its affiliates, whether developed by himself or herself or by others, concerning (i) any trade secrets; (ii) any confidential, proprietary, or secret designs, programs, processes, formulate, plans devices, or material (whether or not patented or patentable) directly or indirectly useful in any aspect or the business of the Company or of its affiliates; (iii) any customer or supplier lists; (iv) any confidential, proprietary, or secret development or research work; (v) any strategic or other business, marketing, or sales plans; (vi) any financial data or plans; or (vii) any other confidential, proprietary, or secret information about any aspect or the business of the Company or of its affiliates. The Participant acknowledges that the knowledge and information described above constitutes a unique and valuable asset of the Company and represents a substantial investment of time and expense by the Company and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company or its affiliates would be wrongful and would cause irreparable harm to the Company. The Participant shall not intentionally commit any act that would materially reduce the value of such knowledge or information to the Company or its affiliates. The foregoing obligations or confidentially shall not apply to any knowledge or information that (i) is now or subsequently becomes generally publicly known, other than as a direct or indirect result of the breach of this Award Agreement, (ii) is independently made available to the Participant in good faith by a third party who has not violated a confidential relationship with the Company or its affiliates, or (iii) is required to be disclosed by law or legal process. The Participant's obligations under this Award Agreement to maintain the confidentiality of the Company's confidential, proprietary, and secret information are in addition to any obligations of the Participant under any other agreement between the Participant and the Company, and any applicable statutory or common law.

(b)   *Return of Records and Property*. Upon the Participant's Termination of Service, or at any time upon the Company's request, the Participant shall promptly deliver to the Company all Company and affiliate records and all Company and affiliate property in his or her possession or under his or her control, including without limitation manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, printouts, computer disks, computer tapes, sources codes, data, tables, or calculations, and all copies thereof; documents that in whole or in part contain any trade secrets or confidential, proprietary, or other secret information of the Company or its affiliates and all copies thereof; and keys, access cards, access codes, passwords, credit cards, personal computers, telephones and other electronic equipment belonging to the Company or an affiliate.

Section 8.   Non-Transferability of Award. The Award, or any portion thereof, is not transferable except as designated by the Participant by will or by the laws of descent and distribution or pursuant to a domestic relations order. Except as provided in the immediately preceding sentence, the Award shall not be assigned, transferred, pledged, hypothecated or otherwise disposed of by the Participant in any way whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process. Any attempt at assignment, transfer, pledge, hypothecation or other disposition of the Award contrary to the provisions hereof, or the levy of any attachment or similar process upon the Award, shall be null and void and without effect.

Section 9.   No Rights as Shareholder. Notwithstanding the Participant's right to receive dividend equivalents pursuant to **Section 6,** the Participant shall not have any rights of a Shareholder with respect to the RSUs, including but not limited to, voting rights, prior to the settlement of the RSUs pursuant to **Section 4(a)** above.

Section 10.   Heirs and Successors. This Award Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring all or substantially all of the Company's assets or business. If any rights of the Participant or benefits distributable to the Participant under this Award Agreement have not been settled or distributed at the time of the Participant's death, such rights shall be settled for and such benefits shall be distributed to the Designated Beneficiary in accordance with the provisions of this Award Agreement and the Plan. The "**Designated Beneficiary**" shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form as the Committee may require. The Participant's designation of beneficiary may be amended or revoked from time to time by the Participant in accordance with any procedures established by the Committee. If a Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any benefits that would have been provided to the Participant shall be provided to the legal representative of the estate of the Participant. If a Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the provision of the Designated Beneficiary's benefits under this Award Agreement, then any benefits that would have been provided to the Designated Beneficiary shall be provided to the legal representative of the estate of the Designated Beneficiary.

Section 11.   Administration. The authority to manage and control the operation and administration of this Award Agreement and the Plan shall be vested in the Committee, and the Committee shall have all powers with respect to this Award Agreement as it has with respect to the Plan. Any interpretation of this Award Agreement or the Plan by the Committee and any decision made by the Committee with respect to this Award Agreement or the Plan shall be final and binding on all persons.

Section 12.   Plan Governs. Notwithstanding any provision of this Award Agreement to the contrary, this Award Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the office of the General Counsel of the Company. This Award Agreement shall be subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time. Notwithstanding any provision of this Award Agreement to the contrary, in the event of any discrepancy between the corporate records of the Company and this Award Agreement, the corporate records of the Company shall control.

Section 13. <u>**Not an Employment Contract.**</u> Neither the Award nor this Award Agreement shall confer on the Participant any rights with respect to continuance of employment or other service with the Company or a Subsidiary, nor shall they interfere in any way with any right the Company or a Subsidiary may otherwise have to terminate or modify the terms of the Participant's employment or other service at any time.

Section 14. <u>**Amendment.**</u> Without limitation of **Section 17** and **Section 18** below, this Award Agreement may be amended in accordance with the provisions of the Plan, and may otherwise be amended in writing by the Participant and the Company without the consent of any other person.

Section 15. <u>**Governing Law.**</u> This Award Agreement, the Plan and all actions taken in connection herewith and therewith shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws, except as superseded by applicable federal law.

Section 16. <u>**Validity.**</u> If any provision of this Award Agreement is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Award Agreement shall be construed and enforced as if such illegal or invalid provision had never been included herein.

Section 17. <u>**Section 409A Amendment.**</u> The Award is intended to be exempt from Code Section 409A and this Award Agreement shall be administered and interpreted in accordance with such intent. The Committee reserves the right (including the right to delegate such right) to unilaterally amend this Award Agreement without the consent of the Participant in order to maintain an exclusion from the application of, or to maintain compliance with, Code Section 409A; and the Participant hereby acknowledges and consents to such rights of the Committee.

Section 18. <u>**Clawback.**</u> The Award and any amount or benefit received under the Plan shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any applicable Company or Subsidiary clawback policy (the "**Policy**") or any applicable law, as may be in effect from time to time. The Participant hereby acknowledges and consents to the Company's or a Subsidiary's application, implementation and enforcement of (a) the Policy and any similar policy established by the Company or a Subsidiary that may apply to the Participant, whether adopted prior to or following the date of this Award Agreement and (b) any provision of applicable law relating to cancellation, rescission, payback or recoupment of compensation, and agrees that the Company or a Subsidiary may take such actions as may be necessary to effectuate the Policy, any similar policy and applicable law, without further consideration or action.

*   *   *   *   *

IN WITNESS WHEREOF, the Company has caused this Award Agreement to be executed in its name and on its behalf, and the Participant acknowledges understanding and acceptance of, and agrees to, the terms of the Plan and this Award Agreement, all as of the Grant Date.

Alerus Financial Corporation

By: _Katie Lorenson_

Name: Katie Lorenson
Title: President & CEO

Participant

_____

Name: _____

Exhibit 19.1

INSIDER TRADING POLICY

OF

ALERUS FINANCIAL CORPORATION

This Insider Trading Policy (this "**Policy**") provides guidelines to directors, officers, employees and other related parties of Alerus Financial Corporation and its subsidiaries (collectively, the "**Company**").

I. Applicability of Policy

This Policy applies to all transactions in the Company's securities, including, without limitation, common stock, preferred stock and debt securities, as well as securities of other companies under certain circumstances, as described in Section V, below. The transactions covered by this Policy specifically include any transactions designed to hedge or offset any decrease in the market value of any of the Company's securities described in the preceding sentence.

The Policy applies to all directors, officers and employees of the Company, as well as to any consultants and contractors to the Company who receive or have access to Material Nonpublic Information (as defined below in Section VI) regarding the Company. This Policy also applies to any person who receives Material Nonpublic Information from any "**Insider**," which term, for purposes of this Policy, includes the following group of people, together with the members of their immediate families[1] and members of their households[2]: (a) the Company's directors and officers; (b) the Company's employees, consultants and contractors who receive or have access to Material Nonpublic Information regarding the Company; and (c) any person who possesses Material Nonpublic Information regarding the Company.

Certain terms of this Policy apply only to the Company's directors, officers on the Company's strategic leadership team, and their immediate family members that share their households, and such individuals are referred to herein as "**Section 16 Persons**".

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[1] For purposes of this Policy, the term "immediate family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

[2] For purposes of this Policy, a member of an Insider's household includes any other person who lives in such Insider's home or shares such Insider's address (except for employees or tenants of such Insider) or are financially dependent upon such Insider.

II. Statement of General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

(a) Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase, sale or other disposition of the Company's securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material unless such transfer is made (i) pursuant to an Approved 10b5-1 Plan, as defined below, or (ii) in a transaction with the Company or another Insider who is also in possession of such Material Nonpublic Information. As used herein, the term "**Trading Day**" shall mean a day on which national stock exchanges are open for trading. In addition, the Company itself, must not, directly or indirectly, purchase, sell or otherwise dispose of the Company's securities in violation of insider trading laws, rules and regulations, and any listing standards applicable to the Company.

(b) Tipping. No Insider shall disclose ("**tip**") any Material Nonpublic Information with respect to the Company or any of the Company's business partners (as defined below in Section V) to any other person who is not a director, officer or employee of the Company, or a consultant or contractor to the Company who is subject to a confidentiality agreement with the Company, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company's securities or the securities of the Company's business partners.

(c) Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

III. Potential Criminal and Civil Liability and/or Disciplinary Action

(a) Liability for Insider Trading. Insiders may be subject to significant criminal and civil liability for engaging in transactions in the Company's securities at a time when they are in possession of Material Nonpublic Information regarding the Company.

(b) Liability for Tipping. Insiders also may be liable for improper transactions by any person (commonly referred to as a "**tippee**") to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. The Securities and Exchange Commission (the "**SEC**") has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated techniques to uncover insider trading.

(c) Possible Disciplinary Actions. Insiders who violate this Policy also shall be subject to disciplinary action by the Company, which may include one or more of the following actions: ineligibility for future participation in the Company's equity incentive plans, reduction or elimination of annual or other bonuses or termination of employment.

IV.   Guidelines

(a)   <u>Mandatory Black-out Period for Officers, Directors and Certain Employees; Recommended For All Employees</u>. The period beginning two weeks before the end of each fiscal quarter and ending at the close of the second Trading Day following the date of public disclosure of the financial results for each fiscal quarter is a particularly sensitive period of time for transactions in the Company's securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, all directors, officers and employees having access to the Company's internal financial statements or other Material Nonpublic Information shall refrain from conducting transactions involving the Company's securities during the period beginning at the close of the Trading Day that is two weeks before the last day of the quarter and ending at the close of the second Trading Day following the date of public disclosure of the financial results for each fiscal quarter (the "Black-out Period"). The purpose behind the Black-out Period is to establish a diligent effort to avoid any improper transaction or any transaction that has the appearance of impropriety.

From time to time, the Company also may recommend that directors, officers, selected employees and others suspend trading for a fixed or unspecified period of time because of developments known to the Company and not yet disclosed to the public. In such event, such persons will be advised of such restriction, and shall not engage in any transaction involving the Company's securities during such period and shall not disclose to others the fact of such suspension of trading.

It should be noted, however, that even outside the Black-out Period, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company's securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person, or until such information otherwise ceases to constitute Material Nonpublic Information. Assuming the absence of Material Nonpublic Information, trading in the Company's securities outside of the Black-out Period should not be considered a "safe harbor," and all directors, officers and other persons should use good judgment at all times.

(b)   <u>Pre-Clearance of Trades</u>. The Company has determined that all of the Company's Section 16 Persons should refrain from trading or transacting in the Company's securities or otherwise making any transfer, gift, pledge, or loan of the Company's securities without first complying with the Company's "pre-clearance" process. Each Section 16 Person is required to obtain pre-clearance from the Company's General Counsel prior to commencing any transaction or other transfer involving the Company's securities, including for transactions or transfers that are not subject to the trading restrictions of this Policy, provided that pre-clearance is not required for transactions made pursuant to an Approved 10b5-1 Plan so long as pre-clearance was received prior to entering into the Approved 10b5-1 Plan.

The Company's General Counsel shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of second Trading Day following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

The Company may find it necessary, from time to time, to require compliance with the pre-clearance process from certain officers, employees, consultants and contractors in addition to Section 16 Persons. Any employee with any questions regarding trading in the Company's securities is encouraged to contact the Company's General Counsel.

(c)   Prohibition Against Short Sales. No director, officer or employee of the Company shall enter into any "short" position with respect to any equity security of the Company or otherwise violate Section 16(c) of the Securities Exchange Act of 1934, as amended.

(d)   Prohibition Against Hedging. No director, officer or employee is permitted to enter into any hedging transaction with respect to the Company's securities, including, but not limited to, the purchase or use of, directly or indirectly through any other persons or entities, any stock option, prepaid variable forward contracts, equity swaps, collars, exchange funds or any other instruments designed to offset any decrease in the market value of the Company's securities.

(e)   Pledging of Company Securities. Except for any Company securities held by Section 16 Persons pledged as collateral as of the date on which this Policy was adopted, Section 16 Persons are prohibited from pledging the Company's securities as collateral, including, but not limited to, holding any such securities in a margin account, without the prior approval of the Governance and Nominating Committee.

(f)   Section 16 Reporting Persons. Each year the Board of Directors of the Company will identify the Section 16 Persons and notify any new Section 16 Persons of their status as such. These individuals will be required to comply with Section 16 of the Securities and Exchange Act of 1934, as amended, including reporting obligations and limitations on short-swing transactions. The Company will inform them of these obligations.

(g)   Individual Responsibility. Every officer, director and employee of, and contractor or consultant to, the Company has the individual responsibility to comply with this Policy against insider trading, even if such person only trades outside the Black-out Period. An Insider may, from time to time, have to forego a proposed transaction in the Company's or one if its business partner's securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forgo anticipated profit by waiting.

V.   Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company's customers, vendors or suppliers ("**business partners**"), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company.

Civil and criminal penalties, termination of employment and other consequences, may result from trading on Material Nonpublic Information regarding the Company's business partners. All employees should treat Material Nonpublic Information about the Company's business partners with the same care required with respect to information related directly to the Company.

VI.   Definition of "Material Nonpublic Information"

It is not possible to define all categories of "material" information. Information should be regarded as material, however, if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of an issuer's securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include, but is not limited to:

- Financial results
- Projections of future earnings or losses
- Dividend declarations
- News of a pending or proposed acquisition, merger, joint venture or sale of the Company
- Gain or loss of a substantial customer
- Stock splits or consolidations
- New equity or debt offerings
- Significant litigation exposure due to actual or threatened litigation
- Major changes in senior management
- Cybersecurity risks and incidents, including vulnerabilities and breaches

Either positive or negative information may be material. Nonpublic information is information that has not been previously disclosed to the general public in a manner that complies with applicable securities laws (*e.g.*, by a press release or in an 8-K or other report filed with the U.S. Securities and Exchange Commission), and is otherwise not available to the general public. For purposes of this Policy, information regarding the Company and its securities will generally continue to be considered nonpublic information until at least two full Trading Days have elapsed since the information was publicly disclosed by the Company.

VII.   Certain Exceptions

(a)   <u>Exercise of Stock Options</u>. For the purposes of this Policy, the Company considers the exercise of stock options for cash under the Company's stock options plans (***but not the sale of any such shares***) exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

(b)   Pre-Existing/10b5-1 Trading Plans. The trading restrictions of this Policy do not apply to transactions made pursuant to a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended ("**Rule 10b-5**"), that complies with this Policy and that has been reviewed and approved by the Company's General Counsel ("**Approved 10b5-1 Plan**"). If an Insider enters into an Approved 10b5-1 Plan at a time that is not during a Black-out Period and while the Insider is not in possession of Material Nonpublic Information, trades may be made pursuant to the Approved 10b5-1 Plan during a Black-out Period or even if the Insider may be in possession of Material Nonpublic Information at the actual time of the trade. 10b5-1 trading plans may not be adopted by Insiders during a Black-out Period or when the Insider is aware of Material Nonpublic Information. Generally, a 10b5-1 trading plan must specify the amount of securities to buy or sell, the price at which to buy or sell, as well as specific time periods for the trades. Please note that some brokers require use of their own form trading plan. Additionally, all persons entering into a 10b5-1 trading plan must act in good faith with respect to the implementation and operation of the plan, including with respect to any modification of or actions related to the plan. Section 16 Persons must include a representation in their 10b5-1 trading plans certifying, at the time of the adoption of a new or modified plan, that: (i) they are not aware of any Material Nonpublic Information about the Company or its securities; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

Section 16 Persons may not initiate trades under an Approved 10b5-1 Plan until the later of: (i) 90 days after adoption or modification of the plan; or (ii) two business days following the disclosure in Forms 10-K or 10-Q of the issuer's financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). For employees of the Company who are not Section 16 Persons, trades under an Approved 10b5-1 Plan may not be made until 30 days after the adoption or modification of the plan.

Any modification or termination of an Approved 10b5-1 Plan must comply with this Policy and such modification or termination may only be adopted (i) upon receipt of approval of the Company's General Counsel, (ii) at a time that is not during a Black-out Period, and (iii) while the Insider is not in possession of Material Nonpublic Information. Modifications to existing Approved 10b5-1 Plans that do not change the sales or purchase prices or price ranges, the amount of securities to be sold or purchased, or the timing of transactions under the plan (such as an adjustment for stock splits or a change in account information) will not trigger a new cooling-off period referred to in the preceding paragraph.

Generally, Insiders may not have more than one 10b5-1 trading plan for open market purchases or sales of the Company's securities; provided that two successive trading plans may be maintained so long as (i) one of them is a successor trading plan under which trades are not authorized to begin until completion or expiration of the predecessor plan and (ii) the predecessor plan is not terminated early. Additionally, Insiders are generally limited to one single-trade plan (one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction) in any 12 month period. All 10b5-1 trading plans must be entered into and operated in accordance with all applicable SEC rules, as amended from time to time.

You must notify the Company's General Counsel no later than two business days prior to entering into a 10b5-1 trading plan with respect to the Company's securities.

The Company considers the adherence to the securities laws to be of utmost importance, and an Insider's reliance on a 10b5-1 trading plan will not necessarily relieve the Insider of liability.

(c)   <u>Bona Fide Gifts or Donations of Company Stock</u>. Bona fide gifts or donations of the Company's securities made by Insiders to family members and charities also are generally exempt from the trading restrictions of this Policy. Whether a gift or donation is bona fide, however, will depend on the circumstances surrounding the gift. For example, gifts to dependent children followed by a sale of the "gift" shares by the donee in close proximity to the time of the gift, however, may imply some economic benefit to the donor, and therefore, make the gift non-bona fide. Donations of the Company's securities that are made when the donor is aware of Material Nonpublic Information about the security or the Company, and knows (or is reckless in not knowing) that the donee would sell the securities prior to the disclosure of such information would not be considered a bona fide gift or donation. Insiders should also be aware that there may be some exposure to tax liability based on the timing and value of the gift.

(d)   <u>401(k) Plan / Employee Stock Ownership Plan / Employee Stock Purchase Plan</u>. This Policy does not apply to periodic contributions to the Company's 401(k) Plan, Employee Stock Ownership Plan or any Employee Stock Purchase Plan which are used to purchase Company stock (including through allocations to the Company stock fund, in the case of the 401(k) Plan) pursuant to an individual's advance instructions. The Policy does apply, however, to certain elections Insiders may make under such plans, including: (i) an election to increase or decrease the periodic contributions to such plans that will be used to purchase Company stock (including through allocations to the Company stock fund, in the case of the 401(k) Plan); (ii) an election to sell Company stock under any Employee Stock Purchase Plan or to make an intra-plan transfer of an existing account balance into or out of the Company stock fund in the 401(k) Plan; (iii) an election to participate in, or cease participating in, the Employee Stock Ownership Plan (iv) an election to borrow money against the 401(k) Plan account, if the loan will result in a liquidation of some or all of the Insider's Company stock fund balance; and (v) an election to prepay a 401(k) Plan loan if the prepayment will result in a change in the Insider's Company stock fund balance.

VIII.   Amendments

The Governance and Nominating Committee of the Company's Board of Directors shall be responsible for the oversight of all matters relating to this Policy. The Governance and Nominating Committee will have the sole and absolute discretionary authority to approve any amendments to this Policy.

Adopted: December 10, 2024

Exhibit 21.1

LIST OF SUBSIDIARIES OF ALERUS FINANCIAL CORPORATION

Subsidiary	Organized Under Laws of
Excelsior Financial Statutory Trust I	Minnesota
Excelsior Financial Statutory Trust II	Minnesota
Alerus Financial, National Association	United States of America
Subsidiaries of Alerus Financial, National Association:	
Retirement Planning Services, Inc.	Colorado
Alerus LIHTC Fund, LLC	North Dakota
Alerus OREO Sub, LLC	Minnesota

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-233824) on Form S-8 and the Registration Statement (No. 333-274509) on Form S-3 of Alerus Financial Corporation of our reports dated March 3, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Alerus Financial Corporation, appearing in this Annual Report on Form 10-K of Alerus Financial Corporation for the year ended December 31, 2025.

/s/ RSM US LLP

Des Moines, Iowa
March 3, 2026

Exhibit 31.1

**Certification of Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002**

I, Katie A. Lorenson, certify that:

1. I have reviewed this Annual Report on Form 10-K (the "Report") of Alerus Financial Corporation (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

    d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Alerus Financial Corporation

March 3, 2026

/s/ Katie A. Lorenson

Katie A. Lorenson
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification of Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Alan A. Villalon, certify that:

1. I have reviewed this Annual Report on Form 10-K (the "Report") of Alerus Financial Corporation (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Alerus Financial Corporation

March 3, 2026

/s/ Alan A. Villalon
Alan A. Villalon
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350 as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Katie A. Lorenson, President and Chief Executive Officer of Alerus Financial Corporation (the "Company") hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Alerus Financial Corporation

March 3, 2026

/s/ Katie A. Lorenson
Katie A. Lorenson
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350 as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Alan A. Villalon, Executive Vice President and Chief Financial Officer of Alerus Financial Corporation (the "Company") hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Alerus Financial Corporation

March 3, 2026   /s/ Alan A. Villalon
                                                                                    Alan A. Villalon
                                                                                    Executive Vice President and Chief Financial Officer
                                                                                    (Principal Financial Officer)

Exhibit 97.1

ALERUS FINANCIAL CORPORATION

CLAWBACK POLICY

1. Introduction. The Board of Directors (the "**Board**") of Alerus Financial Corporation (the "**Company**") believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the "**Policy**"), which provides for the recovery of certain compensation in the event of an Accounting Restatement or Misconduct (each such term defined below). This Policy is designed to comply with, and shall be interpreted consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Rule 10D-1 promulgated under the Exchange Act ("**Rule 10D-1**") and Nasdaq Listing Rule 5608 (the "**Listing Standards**").

2. Administration. Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee of the Board (the "**Administrator**"). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee's responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3. Definitions. As used in this Policy, the following definitions shall apply:

a. "**Accounting Restatement**" means an accounting restatement of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b. "**Applicable Period**" means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The "date on which the Company is required to prepare an Accounting Restatement" is the earlier to occur of (a) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

c. "**Covered Executives**" means the current and former executive officers of the Company and its subsidiaries, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

d. "**Erroneously Awarded Compensation**" has the meaning set forth in Section 6 of this Policy.

e. A "**Financial Reporting Measure**" is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return ("**TSR**"); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); any of such financial reporting measures relative to a peer group, where the Company's financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company's financial statements or included in a filing with the Securities Exchange Commission.

Executive Clawback Policy. Approved 8/23/2023

f. "**Incentive-Based Compensation**" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is "received" for purposes of this Policy in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

g. "**Misconduct**" means (i) where a Covered Executive is a party to any agreement with the Company that sets forth a definition of "cause" (or a substantially similar concept), conduct by the Covered Executive which satisfies such definition of "cause," and (ii) where a Covered Executive is not a party to any agreement with the Company that sets forth a definition of "cause" (or a substantially similar concept), a determination in the sole discretion of the Administrator that the Covered Executive has engaged in (A) fraud or misconduct that was materially injurious to the Company or its affiliates or the business or reputation of any such entity; (B) an act or acts constituting a felony which are substantially detrimental to the Company or its reputation, (C) any action or inaction detrimental to the Company or its reputation that results in regulatory enforcement action, whether or not such enforcement action is subject to direct enforcement under 12 U.S.C § 1818(i)(l), by any regulatory authorities having authority over the Company, or (D) any violation of the Covered Executive's obligations under the Covered Executive's employment, change in control, severance or similar agreement.

h. "**Time-Based Compensation**" means any compensation, whether equity-based or cash-based, which is provided, directly or indirectly, by the Company or any of its subsidiaries that is not granted, earned, or vested, based on the attainment of a Financial Reporting Measure. Time-Based Compensation is "received" for purposes of this Policy in the Company's fiscal period during which any vesting or other time-based service period lapses with respect to such compensation, not when settlement or payment with respect thereto occurs.

4. Covered Executives; Incentive-Based Compensation and Time-Based Compensation. This Policy applies to Incentive-Based Compensation and Time-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation or the vesting period for such Time-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

5. Required Recoupment. In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 6 hereof. In the event the Covered Executive is determined to have engaged in Misconduct, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 6 hereof.

Executive Clawback Policy. Approved 8/23/2023

6. **Erroneously Awarded Compensation: Amount Subject to Recovery.**

a. The amount of "**Erroneously Awarded Compensation**" subject to recovery under the Policy, as determined by the Administrator:

i. with respect to the occurrence of any *__Accounting Restatement__*, is the amount of (1) Incentive-Based Compensation received by the Covered Executive during the Applicable Period that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts, <u>and</u> (2) Time-Based Compensation received during the Applicable Period by the Covered Executive that exceeds the amount of Time-Based Compensation that would have been received, as determined in the reasonable discretion of the Administrator, by the Covered Executive had it been determined based on the restated amounts; and

ii. with respect to of the occurrence of any *__Misconduct__*, is the amount of (1) any or all Incentive-Based Compensation or Time-Based Compensation received during the three (3) year period immediately preceding the occurrence of such occurrence of Misconduct, <u>and</u> (2) any or all Incentive-Based Compensation or Time-Based Compensation awarded after such occurrence of Misconduct if, in the Administrator's sole discretion, such compensation would not have been awarded had such Misconduct been known to the Administrator prior to any such award.

b. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

c. With respect to any compensation plans or programs that take into account Incentive-Based Compensation or Time-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

d. For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market ("**Nasdaq**").

7. **Method of Recoupment.** The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

a. In connection with the occurrence of any *__Accounting Restatement__*, the Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

i. The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;

Executive Clawback Policy. Approved 8/23/2023

ii.   Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

iii.   Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

b.   In connection with the occurrence of any *__Misconduct__*, the Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined, in its sole discretion, that recovery would be impracticable.

c.   If any Covered Executive fails or refuses to repay any Incentive Compensation and/or Time-Based Compensation that is subject to recovery by the Company pursuant to this Policy, the Covered Executive shall be solely liable for any and all of the Company's costs and expenses (including, but not limited to legal fees) incurred in pursuing and obtaining such repayment.

8.   No Indemnification of Covered Executives. Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

9.   Indemnification of Administrator. Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10.   Effective Date; Retroactive Application. This Policy shall be effective as of October 2, 2023 (the "**Effective Date**"). The terms of this Policy shall apply to any Incentive-Based Compensation or Time-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation or Time-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

11.   Amendment; Termination; Filing Requirement. The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time. A copy of this Policy and any amendments thereto shall be posted on the Company's website and filed as an exhibit to the Company's annual report on Form 10-K.

Executive Clawback Policy. Approved 8/23/2023

12. **Other Recoupment Rights.** The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

13. **Successors.** This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

* * *

Executive Clawback Policy. Approved 8/23/2023

CLAWBACK POLICY ACKNOWLEDGEMENT AND CONSENT

      I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Clawback Policy of Alerus Financial Corporation (as may be amended, restated, supplemented or otherwise modified from time to time, the "**Policy**") and its application to any of my prior and future compensation as may be covered by such Policy. In the event of any inconsistency between the Policy and the terms of any employment agreement (or similar agreement) to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Administrator that any amounts granted, awarded, earned or paid, to me (whether or not deferred) must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. I further agree and acknowledge that I am not entitled to indemnification or right of advancement of expense in connection with any enforcement of the Policy. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

Acknowledged and agreed as of:_____.

By: _____

Name:

Title:

Executive Clawback Policy. Approved 8/23/2023

Executive Management



Katie Lorenson
President and
Chief Executive Officer
9 years with Alerus



Al Villalon
Executive Vice President,
Chief Financial Officer
4 years with Alerus



Karin Taylor
Executive Vice President,
Chief Operating Officer
8 years with Alerus



Jim Collins
Executive Vice President,
Chief Banking and Revenue Officer
4 years with Alerus



Forrest Wilson
Executive Vice President,
Chief Retirement Services Officer
2 years with Alerus



Missy Keney
Executive Vice President,
Chief Engagement Officer
21 years with Alerus

Board of Directors

Daniel E. Coughlin

Alerus board member since 2016

Chairman, Alerus Financial Corporation

Former Managing Director and Co-Head of Financial Services, Raymond James & Associates

Former Chairman and CEO, Howe Barnes Hoefer & Arnett

Katie A. Lorenson

Alerus board member since 2021

President and CEO, Alerus

Randy L. Newman

Alerus board member since 1987

Former Chairman, President, and CEO, Alerus

Galen G. Vetter

Alerus board member since 2013

Former Chief Financial Officer and Senior Vice President, Franklin Templeton Investments

Former Partner-in-Charge, Upper Midwest Region, RSM

Janet O. Estep

Alerus board member since 2021

Former President and CEO, Nacha

Former Executive Vice President, U.S. Bank Transaction Services Division

Former Vice President, Pace Analytical Services

Mary E. Zimmer

Alerus board member since 2021

Former Director of Diverse Client Segments, Wells Fargo Advisors

Former Regional President, Northern Region, Wells Fargo Advisors

Former Head of International Wealth USA, Royal Bank of Canada U.S. Wealth Management

John Uribe

Alerus board member since 2023

Chief Financial Officer, Blue Cross and Blue Shield of Minnesota

Nikki L. Sorum

Alerus board member since 2023

Former Head of Sales and Distribution, Thrivent Advisors

Former Senior Vice President, Private Client Group, RBC Wealth Management

Former Partner, McKinsey & Co.

Jeffrey W. Bolton

Alerus board member since 2024

Former Chief Administrative Officer and Chief Financial Officer, Mayo Clinic



ALERUS

FINANCIAL CORPORATION

800.279.3200 :: investors.alerus.com